Use these links to rapidly review the document

INDEX TO FINANCIALS

As filed with the Securities and Exchange Commission on November 4, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

YETI Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3949 (Primary Standard Industrial Classification Code Number)	45-5297111 (I.R.S. Employer Identification Number)

7601 Southwest Parkway
Austin, Texas 78735
(512) 394-9384
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Matthew J. Reintjes
President and Chief Executive Officer, Director
7601 Southwest Parkway
Austin, Texas 78735
(512) 394-9384
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Timothy R. Curry Andrew C. Thomas Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939	Bryan C. Barksdale Senior Vice President, General Counsel and Secretary YETI Holdings, Inc. 7601 Southwest Parkway Austin, Texas 78735 (512) 394-9384	Michael Benjamin Adam J. Gelardi Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable, after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)

Common Stock, par value $0.01 per share	11,500,000	$32.90	$378,350,000	$49,110

(1)
Includes 1,500,000 shares of common stock that may be sold if the underwriters' option to purchase additional shares granted by the selling stockholders is exercised.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended. The proposed maximum offering price per share and proposed maximum aggregate offering price are based on the average high and low sales prices of the registrant's common stock on October 31, 2019 as reported on the New York Stock Exchange.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated November 4, 2019

PROSPECTUS

10,000,000 Shares

Common Stock

        The selling stockholders identified in this prospectus are offering 10,000,000 shares of common stock of YETI Holdings, Inc. We are not selling any shares of our common stock under this prospectus, and we will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

        Our common stock is listed on the New York Stock Exchange under the symbol "YETI." The last reported sale price of our common stock on November 1, 2019 was $32.90 per share.

        We are an "emerging growth company" under the federal securities laws and, as such, are subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        As of the date of this prospectus, Cortec Group Fund V, L.P. and its affiliates control a majority of the voting power of our common stock with respect to the election of our directors. We anticipate that we will not be a "controlled company" within the meaning of the New York Stock Exchange listing standards upon completion of this offering and will therefore not be able to rely on exemptions from certain corporate governance requirements available to controlled companies, subject to applicable phase-in periods. See "Management—Controlled Company Exemption."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 16 of this prospectus.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to the selling stockholders	$	$

(1)
See "Underwriting" for additional information regarding total underwriter compensation.

        The underwriters may also exercise their option to purchase up to an additional 1,500,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about                        , 2019.

BofA Securities	Jefferies	Morgan Stanley

                        , 2019

DO NOT
CUT OR LEAVE BAIT
ON RAILS.
ALL
BAIT & FISH HAVE TO BE
N BUCKETS OR COOLERS.

i

        You should rely only on the information contained in this prospectus and in any related free writing prospectus prepared by or on behalf of us and the selling stockholders. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with information different from, or in addition to, the information contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For Investors Outside the United States

        Neither we, the selling stockholders, nor the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Trademarks, Trade Names, and Service Marks

        We use various trademarks, trade names, and service marks in our business, including, without limitation, YETI®, Tundra®, Hopper®, Hopper Flip®, YETI TANK®, Rambler®, Colster®, Roadie®, BUILT FOR THE WILD®, LOAD-AND-LOCK®, YETI Authorized™, YETI PRESENTS™, YETI Custom Shop™, Panga®, LoadOut®, Camino®, Hondo®, SideKick®, SideKick Dry®, Silo®, YETI ICE™, EasyBreathe™, FlexGrid™, PermaFrost™, T-Rex™, Haul™, NeverFlat™, StrongArm™, Vortex™, SteadySteel™, Hopper BackFlip™, ThickSkin™, DryHaul™, SureStrong™, LipGrip™, No Sweat™, Boomer™, Tocayo™, Lowlands™, TripleGrip™, TripleHaul™, Over-the-Nose™, FatLid™, MagCap™, MagSlider™, DoubleHaul™, HydroLok™, ColdCell™, Wildly Stronger! Keep Ice Longer!®, YETI Coolers™, LoadOut GoBox™, YETI Hopper®, YETI Rambler Colster®, Rambler On®, YETI Rambler®, YETI Brick®, Flip™, Tundra Haul™, Daytrip™, Crossroads™, and Color Inspired By True Events™. YETI also uses trade dress for its distinctive product designs. For convenience, we may not include the ® or ™ symbols in this prospectus, but such omission is not meant to and does not indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names, or service marks referred to in this registration statement and the prospectus that are not owned by us are the property of their respective owners.

Industry, Market, and Other Data

        This prospectus includes estimates, projections, and other information concerning our industry and market data, including data regarding the estimated size of the market, projected growth rates, and perceptions and preferences of consumers. We obtained this data from industry sources, third-party studies, including market analyses and reports, and internal company surveys. Industry sources generally state that the information contained therein has been obtained from sources believed to be reliable. Although we are responsible for all of the disclosure contained in this prospectus, and we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate.

Basis of Presentation

        Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52- 53-week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements. References herein to "2018" relate to the 52 weeks ended December 29, 2018, "2017" relate to the 52 weeks ended December 30, 2017, and references herein to "2016" and "2015" relate to the years ended December 31, 2016 and December 31, 2015, respectively. The third quarter of 2019 ended on September 28, 2019, and the third quarter of 2018 ended on September 29, 2018. In this prospectus, unless otherwise noted, when we compare a metric between one period and a "prior period," we are comparing it to the corresponding period from the prior fiscal year.

ii

PROSPECTUS SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read the entire prospectus, including the consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Unless the context requires otherwise, the words "YETI," "we," "company," "us," and "our" refer to YETI Holdings, Inc. and its subsidiaries, as applicable.

YETI: Built for the Wild

        We believe that by consistently designing and marketing innovative and outstanding outdoor products, we make an active lifestyle more enjoyable and cultivate a growing group of passionate and loyal customers.

        Our Founders, Roy and Ryan Seiders, are avid outdoorsmen who were frustrated with equipment that could not keep pace with their interests in hunting and fishing. By utilizing forward-thinking designs and advanced manufacturing techniques, they developed a nearly indestructible hard cooler with superior ice retention. Our original cooler not only delivered exceptional performance, it anchored an authentic, passionate, and durable bond among customers and our company.

        Today, we are a growing designer, marketer, retailer, and distributor of a variety of innovative, branded, premium products to a wide-ranging customer base. Our mission is to ensure that each YETI product delivers exceptional performance and durability in any environment, whether in the remote wilderness, at the beach, or anywhere else life takes our customers. By consistently delivering high-performing products, we have built a following of engaged brand loyalists throughout the United States, Canada, Australia, Japan, and elsewhere, ranging from serious outdoor enthusiasts to individuals who simply value products of uncompromising quality and design. Our relationship with customers continues to thrive and deepen as a result of our innovative new product introductions, expansion and enhancement of existing product families, and multifaceted branding activities.

        Our diverse product portfolio includes:

        We bring our products to market through a diverse omni-channel strategy, comprised of our select group of national, regional, and independent retail partners and our direct-to-consumer and corporate sales, or DTC, channel. Our DTC channel is comprised of YETI.com, country and region specific YETI websites, YETI Authorized on the Amazon Marketplace, corporate sales, our retail stores, and temporary stores with lease terms of 24 months or less, which we refer to as pop-up stores. Our DTC channel provides authentic, differentiated brand experiences, customer engagement, and expedited customer feedback, enhancing the product development cycle while providing diverse avenues for growth.

        The broadening demand for our innovative and distinctive products is evidenced by our net sales growth from $89.9 million in 2013 to $778.8 million in 2018, representing a compound annual growth rate, or CAGR, of 54%. Over the same period, operating income grew from $15.2 million to $102.2 million, representing a CAGR of 46%, net income grew from $7.3 million to $57.8 million, representing a CAGR of 51%, adjusted operating income grew from $16.3 million to $124.2 million, representing a CAGR of 50%, adjusted net income grew from $8.0 million to $75.7 million, representing a CAGR of 57%, and our adjusted EBITDA increased from $21.8 million to $149.0 million, representing a CAGR of 47%.

        See "—Summary Consolidated Financial and Other Data" for a reconciliation of adjusted operating income, adjusted net income, and adjusted EBITDA, each a non-GAAP (as defined below) measure, to operating income, net income, and net income, respectively.

How is YETI different?

        We believe the following strengths fundamentally differentiate us from our competitors and drive our success:

        Influential, Growing Brand with Passionate Following.    The YETI brand stands for innovation, performance, uncompromising quality, and durability. We believe these attributes have made us the preferred choice of a wide variety of customers, from professional outdoors people to those who simply appreciate product excellence. Our products are used in and around an expanding range of pursuits, such as fishing, hunting, camping, climbing, snow sports, surfing, barbecuing, tailgating, ranch and rodeo, and general outdoors, as well as in life's daily activities. We support and build our brand through a multifaceted strategy, which includes innovative digital, social, television, and print media, our YETI Dispatch magalog, with a total distribution of approximately 3.3 million copies since 2018, and several grass-roots initiatives that foster customer engagement. Our brand is embodied and personified by our YETI Ambassadors, a diverse group of men and women from throughout the United States and select international markets, comprised of world-class anglers, hunters, rodeo cowboys, barbecue pitmasters, surfers, and outdoor adventurers who embody our brand. The success of our brand-building strategy is partially demonstrated by our approximately 1.8 million new customers to YETI.com since 2016 and approximately 1.3 million Instagram followers as of September 28, 2019. In 2018 and during the nine months ended September 28, 2019, we added approximately 0.5 million and 0.5 million new customers to YETI.com, respectively.

        Our loyal customers act as brand advocates. YETI owners often purchase and proudly wear YETI apparel and display YETI banners and decals. As evidenced by the respondents to our most recently completed YETI owner study, greater than 95% say they have proactively recommended our products to their friends, family, and others through social media or by word-of-mouth. Their brand advocacy, coupled with our varied marketing efforts, has consistently extended our appeal to the broader YETI Nation. As we have expanded our product lines, extended our YETI Ambassador base, and broadened our marketing messaging, we have cultivated an audience of both men and women living throughout the United States and, increasingly, in international markets. Based on our annual owner studies, 64% of our customers are under the age of 45 and from 2015 to 2019 our customer base has evolved from 9% female to 33%. Further, based on our periodic Brand Tracking Study, our unaided brand awareness in the premium outdoor company and brand markets in the United States has grown from 2% in October 2015 to 12% in

January 2019, indicating strong growth and that there may be significant opportunity for future expansion, particularly in more densely populated United States markets, which we have entered more recently.

        Superior Design Capabilities and Product Development.    At YETI, product is at our core and innovation fuels us. By employing an uncompromising approach to product performance and functionality, we have expanded on our original hard cooler offering and extended beyond our hunting and fishing heritage by introducing innovative new products, including soft coolers, drinkware, travel bags, backpacks, multipurpose buckets, outdoor chairs, blankets, dog bowls, apparel, and accessories. We believe that our new products appeal to our long-time customers as well as customers first experiencing our brand. We carefully design and rigorously test all new products, both in our innovation center and in the field, consistent with our commitment to delivering outstanding functional performance.

        We believe our products continue to set new performance standards in their respective categories. Our expansive team of in-house engineers and designers develops our products using a comprehensive stage-gate process that ensures quality control and optimizes speed-to-market. We use our purpose-built, state-of-the-art research and development center to rapidly generate design prototypes and test performance. Our global supply chain group, with offices in Austin, Texas, and mainland China, sources and partners with qualified suppliers to manufacture our products to meet our rigorous specifications. As a result, we control the innovation process from concept through design, production, quality assurance, and launch. To ensure we benefit from the significant investment we make in product innovation, we actively manage and aggressively protect our intellectual property. We have a history of developing innovative products, including new products in existing product families, product line expansions, and accessories, as well as products that bring us into new categories. Our current product portfolio gives customers access to our brand at multiple price points, ranging from a $20 Rambler Tumbler to a $1,300 Tundra Hard Cooler. We expand our existing product families and enter new product categories by creating solutions grounded in consumer insights and relevant market knowledge. We believe our product families, extensions, variations, and colorways, in addition to new product launches, result in repeat purchases by existing customers and consistently attract new customers to YETI.

        Balanced, Omni-Channel Distribution Strategy.    We distribute our products through a balanced omni-channel platform, consisting of our wholesale and DTC channels. In our wholesale channel, we sell our products through select national and regional accounts and an assemblage of independent retail partners throughout the United States and, more recently, Australia, Canada, Japan, and Europe. We carefully evaluate and select retail partners that have an image and approach that are consistent with our premium brand and pricing. Our domestic national and regional specialty retailers include Dick's Sporting Goods, REI, Academy Sports + Outdoors, Bass Pro Shops/Cabela's, Ace Hardware, and Williams Sonoma. We also expect to sell our products through Lowe's beginning in December 2019. As of September 28, 2019, we also sold through a diverse base of approximately 4,600 independent retail partners, including outdoor specialty, hardware, sporting goods, and farm and ranch supply stores, among others. Our DTC channel consists primarily of online and inside sales, and has grown from 8% of our net sales in 2015 to 38% in the nine months ended September 28, 2019. On YETI.com and at our retail and pop-up stores, we showcase the entirety of our extensive product portfolio. Through YETI.com and our corporate sales programs, we offer customers and businesses the ability to customize many of our products with licensed marks and original artwork. Our DTC channel enables us to directly interact with our customers, more effectively control our brand experience, better understand consumer behavior and preferences, and offer exclusive products, content, and customization capabilities. We believe our control over our DTC channel provides our customers the highest level of brand engagement and further builds customer loyalty, while generating attractive margins. As part of our commitment to premium positioning, we maintain supply discipline, consistently enforce our minimum advertised pricing, or MAP, policy across our wholesale and DTC channels, and sell primarily through one-step distribution.

        Scalable Infrastructure to Support Growth.    As we have grown, we have worked diligently and invested significantly to further build our information technology capabilities, while improving business process effectiveness. This robust infrastructure facilitates our ability to manage our global manufacturing base, optimize complex distribution logistics, and effectively serve our consistently expanding customer base. We believe our global team, sophisticated technology backbone, and extensive experience provide us with the capabilities necessary to support our future growth.

        Experienced Management Team.    Our senior management team, led by our President and Chief Executive Officer, or CEO, Matthew J. Reintjes, is comprised of experienced executives from large global product and services businesses and publicly listed companies. They have proven track records of scaling businesses, leading innovation, expanding distribution, and managing expansive global operations. Our culture is an embodiment of the values of our Founders who continue to advise our product development team and help to identify new opportunities.

Our Growth Strategies

        We plan to continue growing our customer base by driving YETI brand awareness, introducing new and innovative products, entering new product categories, accelerating DTC sales, and expanding our international presence.

        Expand Our Brand Awareness and Customer Base.    Creating brand awareness among new customers and in new geographies has been, and remains, central to our growth strategy. We drive our brand through multilayered marketing programs, word-of-mouth referral, experiential brand events, corporate partnerships, YETI Ambassador reach, and product use. We have significantly invested in increasing brand awareness, spending $206.9 million on marketing initiatives from 2013 to 2018, including $50.4 million in 2018. This growth is illustrated by the increase in our gross sales derived from outside our heritage markets, which have increased significantly since 2013. We define our heritage markets as the South Atlantic, East South Central, and West South Central, as defined by the U.S. Census Bureau.

        While we have meaningfully grown and expanded our brand reach throughout the United States and developed an emerging international presence, according to our periodic brand study, unaided brand awareness, or consumers' awareness of our brand without prompt, in non-heritage markets remains meaningfully below unaided brand awareness in heritage markets. We believe our sales growth will be driven, in part, by continuing to grow YETI's brand awareness in non-heritage markets. For example, based on our most recent Brand Tracking Study, our unaided brand awareness among premium outdoor companies and brands in the United States grew from 2% in October 2015 to 12% in January 2019, indicating there may be significant opportunity for future expansion, particularly in more densely populated United States markets. Our unaided brand awareness among premium outdoor companies and brands by region as of October 2015 and as of January 2019 is set forth below based on this Brand Tracking Study:

Domestic Unaided Brand Awareness by Region

(1)
Heritage market region.
(2)
Non-heritage market region.

        Introduce New and Innovative Products.    We have a track record of consistently broadening our high performance, premium-priced product portfolio to meet our expanding customer base and their evolving pursuits. Our culture of innovation and success in identifying customer needs and wants drives our robust product pipeline. We typically enter a product line by introducing anchor products, followed by product expansions, such as additional sizes and colorways, and then accessories, as exemplified by our current product portfolio. In 2017, we expanded our Drinkware line to new colorways, launched our Hopper Two Soft Cooler, and added new Hopper Flip Soft Cooler sizes and colors. We added to our Coolers & Equipment offering with the introductions of our Panga Duffel and LoadOut Bucket. In 2018, we introduced our Camino Carryall, Hondo Base Camp Chair, Hopper BackFlip Soft Cooler, Rambler 10 oz. Wine Tumblers, Tundra Haul, Silo 6G Water Cooler, Panga Backpack, Tocayo Backpack, Boomer 8 Dog Bowl, and Lowlands Blanket. In the first nine months of 2019, we introduced our Rambler 24 oz. Mug, LoadOut GoBox, Rambler 12 oz. Bottle with Hotshot Cap, Daytrip Lunch Bag, next-generation Hopper M30 Soft Cooler, Rambler Jr. Kids Bottle, Rambler 10 oz. Stackable Mug, Crossroads 23 Backpack, Crossroads Tote Bag, Trailhead Dog Bed, and Boomer 4 Dog Bowl. In addition, we introduced new colorways for Drinkware, hard and soft coolers, and our Camino Carryall. In April 2019, we integrated our product customization services into YETI.com to provide customers with a seamless shopping and product customization experience at a single point-of-sale. This service offers a broad assortment of custom logo Drinkware, coolers, and Dog Bowls, to individual and corporate clients. Previously, customers had to leave YETI.com and access YETIcustomshop.com for customization services.

        As we have done historically, we have identified several opportunities in new, adjacent product categories where we believe we can redefine performance standards and offer superior quality and design to customers. We believe these new opportunities will further bridge the connection between indoor and outdoor life and are consistent with our objective to have YETI products travel with customers wherever they go.

        Increase Direct-to-Consumer and Corporate Sales.    DTC represents our fastest growing sales channel, with net sales increasing from $14.1 million in 2013 to $287.4 million in 2018. Our DTC channel provides customers and businesses ready access to our brand, branded content, and full product assortment. We intend to continue to drive direct sales to our varied customers through: YETI.com; country and region specific YETI websites; YETI Authorized on the Amazon Marketplace; our corporate sales initiatives; and increasing the number of our own retail and pop-up stores. During the last twelve months ended September 28, 2019, we had nearly 46 million visits to YETI.com and YETIcustomshop.com, of which 25.7 million were unique visitors and we processed 1.1 million transactions. We believe we will continue to grow visitors to YETI.com and convert a portion of them to our customers. With our customization services through YETI.com, we believe there are significant opportunities to expand our licensing portfolio in sports and entertainment, along with numerous opportunities to further drive customized consumer and corporate sales. We began selling through YETI Authorized on the Amazon Marketplace in late 2016 and have enjoyed rapid reach expansion and sales growth since that time. In 2017 and 2018, respectively, we opened our first retail store and our first corporate store in Austin, Texas, which serve not only as profitable retail locations, but also as showrooms for our extensive and growing product offering and, in the case of our retail store, an event space. Sales from these stores have continued to grow since their respective openings. We opened retail stores in Charleston, South Carolina, and Chicago, Illinois, in June 2019 and September 2019, respectively, and we plan to open additional stores, including a store in Denver, Colorado, in 2020. Additionally, we opened a pop-up store in Austin and Dallas, Texas in October 2019 and November 2019, respectively. In the future, we intend to continue to open additional stores in select locations across the United States to showcase our full product assortment, build brand awareness, and drive growth.

        Increasing sales through these various DTC channels enables us to control our product offering and how it is communicated to new and existing customers, fosters customer engagement, provides rapid feedback on new product launches, and enhances our demand forecasting. Further, our DTC channels provide customers an immersive and YETI-only experience, which we believe strengthens our brand.

        Expand into International Markets.    We believe we have the opportunity to continue to diversify and grow sales into existing and new international markets. In 2017, we successfully entered Canada and Australia, and 2018 net sales have continued to grow in both of these countries. In 2018, we successfully entered Japan. Our focus is on driving brand awareness, dealer expansion, and our DTC channel in these new markets. In 2019, we launched the YETI.ca, uk.YETI.com, eu.YETI.com, and nz.YETI.com websites for Canada, the United Kingdom, Europe, and New Zealand, respectively. We believe there are meaningful growth opportunities by expanding into additional international markets, such as Asia, including China, as many of the market dynamics and premium, performance-based consumer needs that we have successfully identified domestically are also valued in these markets.

Our Market

        Our premium products are designed for use in a wide variety of activities, from professional to recreational and outdoor to indoor, and can be used all year long. As a result, the markets we serve are broad as well as deep, including, for example, outdoor, housewares, home and garden, outdoor living, industrial, and commercial. While our product reach extends into numerous and varied markets, we currently primarily serve the United States outdoor recreation market. The outdoor recreation products market is a large, growing, and diverse economic sector, which includes consumers of all genders, ages, ethnicities, and income levels. According to the Outdoor Industry Association's Outdoor Recreation Economy Reports, which are published every five years, outdoor recreation product sales in the United States grew from a total of approximately $120.7 billion in 2011 to a total of approximately $184.5 billion in 2016, representing a 9% CAGR.

Selected Risks Associated with Our Business

        Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this prospectus summary. Some of these principal risks include the following:

  •
  our business depends on maintaining and strengthening our brand and generating and maintaining ongoing demand for our products, and a significant reduction in demand could harm our results of operations;

  •
  if we are unable to successfully design and develop new products, our business may be harmed;

  •
  our business could be harmed if we are unable to accurately forecast our results of operations and growth rate;

  •
  we may not be able to effectively manage our growth;

  •
  our growth depends in part on expanding into additional consumer markets, and we may not be successful in doing so;

  •
  our business and results of operations could be harmed as current tariffs are implemented or if additional tariffs or other restrictions are placed on foreign imports or if any related counter-measures are taken by other countries;

  •
  our plans for international expansion may not be successful;

  •
  the markets in which we compete are highly competitive and include numerous other brands and retailers that offer a wide variety of products that compete with our products; if we fail to compete effectively, we could lose our market position;

  •
  we rely on third-party contract manufacturers and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations;

  •
  fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase our costs;

  •
  a significant portion of our sales are to independent retailers, national, and regional retail partners and our business could be harmed if these retail partners decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, to take other actions that reduce their purchases of our products, or if they are disproportionately affected by economic conditions;

  •
  our future success depends on the continuing efforts of our management and key employees and our ability to attract and retain highly-skilled personnel and senior management;

  •
  our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with the covenants in the Credit Agreement, dated as of May 19, 2016, by and among YETI Holdings, Inc., the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, as amended, which we refer to as the Credit Facility, our liquidity and results of operations could be harmed; and

  •
  we anticipate that we will no longer be a "controlled company" following the completion of this offering and, as a result, we will not be able to rely on exemptions from certain corporate governance requirements, subject to applicable phase-in periods.

Implications of Being an Emerging Growth Company

        As a company with less than $1.07 billion in revenue during our last completed fiscal-year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the

JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

  •
  an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

  •
  an exemption from compliance with any requirement that the Public Company Accounting Oversight Board, or PCAOB, may adopt regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

  •
  reduced disclosure about our executive compensation arrangements;

  •
  an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or any golden parachute arrangements;

  •
  extended transition periods for complying with new or revised accounting standards; and

  •
  the ability to present more limited financial data, including presenting only three years of selected financial data in this registration statement, of which this prospectus is a part.

        We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of our IPO (as defined below) occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act.

        We have elected to take advantage of all of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest.

        As of June 28, 2019, the last business day of our most recently completed second fiscal quarter, the market value of our common stock that was held by non-affiliates was greater than $700 million. As a result, we will become a large accelerated filer and will no longer qualify as an emerging growth company on December 28, 2019, the end of our current fiscal year. We may incur significant expenses and a substantial amount of management's attention may be diverted as we prepare to comply with the additional requirements that will become applicable to us once we cease to be an emerging growth company.

Our Sponsor

        Cortec Group Fund V, L.P. and its affiliates, or Cortec, has been our principal stockholder since its initial investment in 2012.

        Prior to this offering, Cortec controlled a majority of the voting power of our common stock with respect to the election of our directors pursuant to a voting agreement, or the Voting Agreement, that was entered into among Cortec, Roy Seiders, Ryan Seiders, and their respective affiliates in connection with our IPO. The Voting Agreement will terminate, pursuant to its terms, when the parties thereto no longer beneficially own, in the aggregate, shares of our common stock representing greater than 50% of the then outstanding voting power with respect to the election of our directors. Upon the completion of this offering, Cortec, together with Roy Seiders, Ryan Seiders, and their respective affiliates, will own approximately 49.7% of our outstanding common stock (or approximately 48.1% if the underwriters exercise their option to purchase additional shares in full). As a result, Cortec will control less than 50% of the total voting power of our common stock with respect to the election of our directors and the Voting Agreement will terminate upon completion of this offering.

        Accordingly, we anticipate that we will not be a "controlled company" within the meaning of the New York Stock Exchange, or NYSE, listing standards upon completion of this offering. Despite no longer being a controlled company, we may continue to rely on exemptions from certain corporate governance requirements during the applicable phase-in periods. Cortec will also continue to have a significant effect over fundamental and corporate matters and transactions as a result of its significant ownership and voting power with respect to our common stock, and its representation on our Board of Directors. For example, our Board of Directors currently consists of eight directors, including three directors selected by Cortec. In addition, pursuant to the terms of a stockholders agreement, dated October 24, 2018, by and among YETI, Cortec and certain other stockholders, which we refer to as the Stockholders Agreement, Cortec has the right to have one of its representatives serve as Chair of our Board of Directors and Chair of the Nominating and Governance Committee of our Board of Directors, as well as the right to select nominees for our Board of Directors, in each case subject to a phase-out period based on Cortec's future share ownership. See "Risk Factors—Risks Related to Ownership of Our Common Stock and this Offering."

Corporate Information

        We were founded in 2006 by brothers Roy and Ryan Seiders in Austin, Texas, and were subsequently incorporated as YETI Coolers, Inc., a Texas corporation, in 2010. In 2012, Cortec became our principal stockholder. In connection with Cortec's investment in YETI in 2012, YETI Coolers, Inc. was converted into YETI Coolers, LLC, a Delaware limited liability company, and subsequently YETI Coolers, LLC was acquired by an indirect subsidiary of YETI Holdings, Inc., a Delaware corporation incorporated in 2012 by Cortec. Thereafter, through two subsequent mergers, YETI Coolers, LLC became a wholly owned subsidiary of YETI Holdings, Inc. As part of the acquisition of YETI Coolers, LLC, our Founders and certain other equity holders exchanged a portion of their proceeds from the sale of YETI Coolers, LLC for equity in YETI Holdings, Inc. As a result, YETI Holdings, Inc. was majority owned by Cortec, with the remaining ownership being shared by our Founders, certain other management equity holders, and select investors.

        On October 29, 2018, we completed our initial public offering, or IPO, of 16,000,000 shares of our common stock at a public offering price of $18.00 per share, which included 2,500,000 shares of our common stock sold by us and 13,500,000 shares of our common stock sold by selling stockholders. On November 28, 2018, the underwriters purchased an additional 918,830 shares of our common stock from the selling stockholders at the public offering price, less the underwriting discount, pursuant to a partial exercise of their option to purchase additional shares of common stock. See "Initial Public Offering."

        On May 8, 2019, we completed a secondary offering, or the May 2019 Offering, of 9,500,000 shares of our common stock at a public offering price of $28.50 per share, all of which shares were sold by selling stockholders. On May 15, 2019, the underwriters purchased an additional 1,425,000 shares of our common stock from the selling stockholders at the public offering price, less the underwriting discount, pursuant to the full exercise of their option to purchase additional shares of common stock. We did not receive any proceeds from this offering.

        Our principal executive and administrative offices are located at 7601 Southwest Parkway, Austin, Texas 78735, and our telephone number is (512) 394-9384. Our website address is YETI.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	10,000,000 shares (11,500,000 shares if the underwriters exercise their option to purchase additional shares in full)
Underwriters' option to purchase additional shares from the selling stockholders

The underwriters have a 30-day option to purchase up to 1,500,000 additional shares of our common stock from the selling stockholders at the public offering price less estimated underwriting discounts and commissions.

Common stock to be outstanding after this offering	85,904,657 shares
Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering. See "Use of Proceeds."
Controlled company

We anticipate Cortec will no longer control more than 50% of the total voting power of our common stock with respect to the election of our directors upon completion of this offering. As a result, we will no longer be a "controlled company" within the meaning of the NYSE listing standards and, therefore, will no longer be exempt from certain NYSE corporate governance requirements, subject to applicable phase-in periods.

Risk factors

Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 16 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

NYSE symbol	"YETI"

        The number of shares of our common stock that will be outstanding after this offering is based on 85,824,108 shares of our common stock outstanding as of October 31, 2019, and excludes:

  •
  511,698 shares of our common stock issuable upon the exercise of outstanding but unexercised options, all of which are vested, to purchase shares of our common stock as of October 31, 2019 under the YETI Holdings, Inc. 2012 Equity and Performance Incentive Plan, as amended and restated June 20, 2018, or the 2012 Plan, with a weighted average exercise price of $4.70 per share;

  •
  1,257,799 shares of our common stock issuable upon the exercise of outstanding but unexercised options, 172,844 of which are vested, to purchase shares of our common stock as of October 31, 2019 under the YETI Holdings, Inc. 2018 Equity and Incentive Compensation Plan, or the 2018 Plan, with a weighted average exercise price of $20.51 per share;

  •
  1,284,156 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of October 31, 2019 under the 2012 Plan, with an estimated grant date fair value of $31.74 per share;

  •
  299,421 shares of our common stock issuable upon the settlement of employee restricted stock units outstanding as of October 31, 2019 under the 2018 Plan, with a grant date fair value of $23.76 per share;

  •
  22,703 shares of our common stock issuable upon the settlement of outstanding non-employee deferred stock units, 8,586 of which are unvested, and none of which have been released, as of October 31, 2019 under the 2018 Plan, with a fair value of $20.34 per share;

  •
  9,366 shares of our common stock issuable upon the settlement of non-employee restricted stock units outstanding as of October 31, 2019 under the 2018 Plan, with a fair value of $25.62 per share; and

  •
  3,288,672 shares of our common stock reserved for future issuance pursuant to awards under the 2018 Plan.

        Except as otherwise indicated, all information in this prospectus assumes or reflects:

  •
  no exercise of the underwriters' option to purchase additional shares from the selling stockholders; and

  •
  no exercise or settlement of outstanding stock options or restricted stock units.

Summary Consolidated Financial and Other Data

        The following tables set forth a summary of our historical summary consolidated financial data for the periods and at the dates indicated. Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52- to 53-week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements. Fiscal years 2018 and 2017 included 52 weeks. The third quarter of fiscal 2019 and 2018 included 13 weeks. The first nine months of fiscal 2019 and 2018 included 39 weeks. Our consolidated financial data as of December 29, 2018 and December 30, 2017 and for 2018, 2017, and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data as of September 28, 2019, and for the three months and nine months ended September 28, 2019 and for the three months and nine months ended September 29, 2018, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include all adjustments necessary for a fair presentation of this information. The consolidated financial data as of December 31, 2016 and December 31, 2015 and for 2015 have been derived from our audited condensed consolidated financial statements not included in this prospectus. The percentages below indicate the statement of operations data as a percentage of net sales. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

	Three Months Ended				Nine Months Ended				Fiscal Year Ended
(in thousands, except per share data)	September 28, 2019		September 29, 2018		September 28, 2019		September 29, 2018		December 29, 2018		December 30, 2017		December 31, 2016		December 31, 2015
Statement of Operations
Net sales	$229,125	100%	$196,109	100%	$616,132	100%	$537,654	100%	$778,833	100%	$639,239	100%	$818,914	100%	$468,946	100%
Cost of goods sold	109,049	48%	98,568	50%	303,152	49%	282,354	53%	395,705	51%	344,638	54%	404,953	49%	250,245	53%

Gross profit	120,076	52%	97,541	50%	312,980	51%	255,300	47%	383,128	49%	294,601	46%	413,961	51%	218,701	47%
Selling, general and administrative expenses	86,071	38%	69,417	35%	235,191	38%	190,746	35%	280,972	36%	230,634	36%	325,754	40%	90,791	19%

Operating income	34,005	15%	28,124	14%	77,789	13%	64,554	12%	102,156	13%	63,967	10%	88,207	11%	127,910	27%
Interest expense	(5,319)	2%	(7,755)	4%	(17,081)	3%	(24,474)	5%	(31,280)	4%	(32,607)	5%	(21,680)	3%	(6,075)	1%
Other income (expense)	(304)	0%	(214)	0%	(192)	0%	(325)	0%	(1,261)	0%	699	0%	(1,242)	0%	(6,474)	1%

Income before income taxes	28,382	12%	20,155	10%	60,516	10%	39,755	7%	69,615	9%	32,059	5%	65,285	8%	115,361	25%
Income tax expense	(7,080)	3%	(3,125)	2%	(14,824)	2%	(7,161)	1%	(11,852)	2%	(16,658)	3%	(16,497)	2%	(41,139)	9%

Net income	$21,302	9%	$17,030	9%	$45,692	7%	$32,594	6%	$57,763	7%	$15,401	2%	$48,788	6%	$74,222	16%

Net income attributable to noncontrolling interest	—	0%	—	0%	—	0%	—	0%	—	0%	—	0%	(811)	0%	—	0%

Net income to YETI Holdings, Inc.	$21,302	9%	$17,030	9%	$45,692	7%	$32,594	6%	$57,763	7%	$15,401	2%	$47,977	6%	$74,222	16%

Adjusted operating income(1)	40,350	18%	31,682	16%	98,476	16%	78,324	15%	124,203	16%	76,003	12%	220,208	27%	136,043	29%
Adjusted net income(1)	26,093	11%	20,188	10%	61,311	10%	43,641	8%	75,690	10%	23,126	4%	134,559	16%	79,484	17%
Adjusted EBITDA(1)	$47,465	21%	$38,415	20%	$119,504	19%	$96,831	18%	$149,049	19%	$97,471	15%	$231,862	28%	$137,101	29%
Net income to YETI Holdings, Inc. per share
Basic	$0.25		$0.21		$0.54		$0.40		$0.71		$0.19		$0.59		$0.93
Diluted	$0.25		$0.21		$0.53		$0.39		$0.69		$0.19		$0.58		$0.92
Adjusted net income per share(1)
Diluted	$0.30		$0.24		$0.71		$0.53		$0.91		$0.28		$1.63		$0.99
Weighted average common shares outstanding
Basic	85,285		81,147		84,686		81,238		81,777		81,479		81,097		79,775
Diluted	86,373		82,924		86,152		82,946		83,519		82,972		82,755		80,665

(dollars in thousands)	As of September 28, 2019
Balance Sheet and Other Data
Inventory	$209,154
Property and equipment, net	81,242
Total assets	559,695
Long-term debt including current maturities	294,832
Total stockholders' equity	87,860
Purchases of property and equipment	24,249

(1)
We define adjusted operating income and adjusted net income as operating income and net income, respectively, adjusted for non-cash stock-based compensation expense, asset impairment charges, investments in new retail locations and international market expansion, transition to Cortec majority ownership, transition to the ongoing senior management team, and transition to a public company, and, in the case of adjusted net income, also adjusted for accelerated amortization of deferred financing fees and the loss from early extinguishment of debt resulting from early prepayments of debt, and the tax impact of such adjustments. Adjusted net income per share is calculated using adjusted net income, as defined above, and diluted weighted average shares outstanding. We define adjusted EBITDA as net income before interest expense, net, provision (benefit) for income taxes and depreciation and amortization, adjusted for the impact of certain other items, including: non-cash stock-based compensation expense; asset impairment charges; accelerated amortization of deferred financing fees and loss from early extinguishment of debt resulting from the early prepayment of debt; investments in new retail locations and international market expansion; transition to Cortec majority ownership; transition to the ongoing senior management team; and transition to a public company. The expenses incurred related to these transitional events include: management fees and contingent consideration related to the transition to Cortec majority ownership; severance, recruiting, and relocation costs related to the transition to our ongoing senior management team; consulting fees, recruiting fees, salaries and travel costs related to members of our Board of Directors, fees associated with Sarbanes-Oxley Act compliance, incremental audit and legal fees in connection with our transition to a public company, and costs incurred in connection with the May 2019 Offering. All of these transitional costs are reported in selling, general, and administrative, or SG&A, expenses.

Adjusted operating income, adjusted net income, adjusted net income per diluted share, and adjusted EBITDA are not defined under accounting principles generally accepted in the United States, or GAAP, and may not be comparable to similarly titled measures reported by other entities. We use these non-GAAP measures, along with GAAP measures, as a measure of profitability. These measures help us compare our performance to other companies by removing the impact of our capital structure; the effect of operating in different tax jurisdictions; the impact of our asset base, which can vary depending on the book value of assets and methods used to compute depreciation and amortization; the effect of non-cash stock-based compensation expense, which can vary based on plan design, share price, share price volatility, and the expected lives of equity instruments granted; as well as certain expenses related to what we believe are events of a transitional nature. We also disclose adjusted operating income, adjusted net income, and adjusted EBITDA as a percentage of net sales to provide a measure of relative profitability.

We believe that these non-GAAP measures, when reviewed in conjunction with GAAP financial measures, and not in isolation or as substitutes for analysis of our results of operations under GAAP, are useful to investors as they are widely used measures of performance and the adjustments we make to these non-GAAP measures provide investors further insight into our profitability and additional perspectives in comparing our performance to other companies and in comparing our performance over time on a consistent basis. Adjusted operating income, adjusted net income, and adjusted EBITDA have limitations as profitability measures in that they do not include the interest expense on our debts, our provisions for income taxes, and the effect of our expenditures for capital assets and certain intangible assets. In addition, all of these non-GAAP measures have limitations as profitability measures in that they do not include the effect of non-cash stock-based compensation expense, the effect of asset impairments, the effect of investments in new retail locations and international market expansion, and the impact of certain expenses related to transitional events that are settled in cash. Because of these limitations, we rely primarily on our GAAP results.

  In the future, we may incur expenses similar to those for which adjustments are made in calculating adjusted operating income, adjusted net income, and adjusted EBITDA. Our presentation of these non-GAAP measures should not be construed as a basis to infer that our future results will be unaffected by extraordinary, unusual, or non-recurring items.

  The following table reconciles operating income to adjusted operating income, net income to adjusted net income, and net income to adjusted EBITDA for the periods presented.

	Three Months Ended		Nine Months Ended		Fiscal Year Ended
(dollars in thousands)	September 28, 2019	September 29, 2018	September 28, 2019	September 29, 2018	December 29, 2018	December 30, 2017	December 31, 2016
Operating income	$34,005	$28,124	$77,789	$64,554	$102,156	$63,967	$88,207
Adjustments:
Non-cash stock-based compensation expense(1)	2,113	2,923	10,399	10,031	13,247	13,393	118,415
Long-lived asset impairment(1)	443	—	540	—	1,236	—	—
Investments in new retail locations and international market expansion(1)(2)	1,179	52	2,230	292	795	—	—
Transition to Cortec majority ownership(1)(3)	—	—	—	750	750	750	750
Transition to the ongoing senior management team(1)(4)	355	350	878	1,694	1,822	90	2,824
Transition to a public company(1)(5)	2,255	233	6,640	1,003	4,197	(2,197)	10,012

Adjusted operating income	$40,350	$31,682	$98,476	$78,324	$124,203	$76,003	$220,208

Net income	$21,302	$17,030	$45,692	$32,594	$57,763	$15,401	$48,788
Adjustments:
Non-cash stock-based compensation expense(1)	2,113	2,923	10,399	10,031	13,247	13,393	118,415
Long-lived asset impairment(1)	443	—	540	—	1,236	—	—
Early extinguishment of debt(8)	—	614	—	614	1,330	—	1,221
Investments in new retail locations and international market expansion(1)(2)	1,179	52	2,230	292	795	—	—
Transition to Cortec majority ownership(1)(3)	—	—	—	750	750	750	750
Transition to the ongoing senior management team(1)(4)	355	350	878	1,694	1,822	90	2,824
Transition to a public company(1)(5)	2,255	233	6,640	1,003	4,197	(2,197)	10,012
Tax impact of adjusting items(6)	(1,554)	(1,014)	(5,068)	(3,337)	(5,450)	(4,311)	(47,451)

Adjusted net income	$26,093	$20,188	$61,311	$43,641	$75,690	$23,126	$134,559

Net income	$21,302	$17,030	$45,692	$32,594	$57,763	$15,401	$48,788
Adjustments:
Interest expense	5,319	7,755	17,081	24,474	31,280	32,607	21,680
Income tax expense	7,080	3,125	14,824	7,161	11,852	16,658	16,497
Depreciation and amortization expense(7)	7,419	6,333	21,220	18,218	24,777	20,769	11,675
Non-cash stock-based compensation expense(1)	2,113	2,923	10,399	10,031	13,247	13,393	118,415
Long-lived asset impairment(1)	443	—	540	—	1,236	—	1,221
Early extinguishment of debt(8)	—	614	—	614	1,330	—	—
Investments in new retail locations and international market expansion(1)(2)	1,179	52	2,230	292	795	—	—
Transition to Cortec majority ownership(1)(3)	—	—	—	750	750	750	750
Transition to the ongoing senior management team(1)(4)	355	350	878	1,694	1,822	90	2,824
Transition to a public company(1)(5)	2,255	233	6,640	1,003	4,197	(2,197)	10,012

Adjusted EBITDA	$47,465	$38,415	$119,504	$96,831	$149,049	$97,471	$231,862

Net sales	$229,125	$196,109	$616,132	$537,654	$778,833	$639,239	$818,914
Operating income as a % of net sales	14.8%	14.3%	12.6%	12.0%	13.1%	10.0%	10.8%
Adjusted operating income as a % of net sales	17.6%	16.2%	16.0%	14.6%	15.9%	11.9%	26.9%
Net income as a % of net sales	9.3%	8.7%	7.4%	6.1%	7.4%	2.4%	6.0%
Adjusted net income as a % of net sales	11.4%	10.3%	10.0%	8.1%	9.7%	3.6%	16.4%
Adjusted EBITDA as a % of net sales	20.7%	19.6%	19.4%	18.0%	9.1%	15.2%	28.3%
Net income per diluted share	$0.25	$0.21	$0.53	$0.39	$0.69	$0.19	$0.59

	Three Months Ended		Nine Months Ended		Fiscal Year Ended
(dollars in thousands)	September 28, 2019	September 29, 2018	September 28, 2019	September 29, 2018	December 29, 2018	December 30, 2017	December 31, 2016
Adjusted net income per diluted share	$0.30	$0.24	$0.71	$0.53	$0.91	$0.28	$1.63
Weighted average common shares outstanding—diluted	86,373	82,924	86,152	82,946	83,519	82,972	82,755

(1)
These costs are reported in SG&A expenses.

(2)
Represents retail store pre-opening expenses and costs for expansion into new international markets.

(3)
Represents management service fees paid to Cortec, our majority stockholder. The management services agreement with Cortec was terminated immediately following the completion of our IPO.

(4)
Represents severance, recruiting, and relocation costs related to the transition to our ongoing senior management team.

(5)
Represents (i) fees and expenses in connection with our transition to a public company, including consulting fees, recruiting fees, salaries, and travel costs related to members of our Board of Directors, fees associated with Sarbanes-Oxley Act compliance, incremental audit and legal fees associated with being a public company, and (ii) $1.5 million of costs incurred in connection with the May 2019 Offering. The 2017 activity primarily consists of the reversal of a previously recognized consulting fee that was contingent upon the completion of our IPO attempt during 2016.

(6)
Represents the tax impact of adjustments calculated at an expected statutory tax rate of 24.5% and 24.3% for the three months ended September 28, 2019 and September 29, 2018, respectively. For the nine months ended September 28, 2019 and September 29, 2018, the statutory tax rate used to calculate the tax impact of adjustments was 24.5% and 23.2%, respectively. For fiscal 2018, 2017, and 2016, the statutory tax rate used to calculate the tax impact of adjustments was 23%, 36%, and 36%, respectively.

(7)
Depreciation and amortization expenses are reported in SG&A expenses and cost of goods sold.

(8)
Represents the loss on extinguishment of debt of $0.7 million and accelerated amortization of deferred financing fees of $0.6 million resulting from the voluntary repayments and prepayments of the term loans under our Credit Facility. During the fourth quarter of fiscal 2018, we voluntarily repaid in full the $47.6 million outstanding balance of the Term Loan B (as defined below) and made a voluntary repayment of $2.4 million to the Term Loan A (as defined below). During the third quarter of fiscal 2018, we made a voluntary prepayment of $30.1 million to the Term Loan B. As a result of the voluntary repayment of the Term Loan B prior to its maturity on May 19, 2022, we recorded a loss from extinguishment of debt relating to the write-off of unamortized financing fees associated with the Term Loan B.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those material risks described below, each of which may be relevant to an investment decision. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including, but not limited to, the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, before deciding whether to invest in shares of our common stock. Our business, financial condition, and operating results can be affected by a number of factors, whether currently known or unknown, including, but not limited to, those described below, any one or more of which could, directly or indirectly, cause our actual financial condition and operating results to vary materially from our past, or from our anticipated future, financial condition and operating results. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, operating results, and stock price. If any of the following risks or other risks actually occur, our business, financial condition, results of operations, and future prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

        The following discussion of risk factors contains forward-looking statements. Because of the following factors, as well as other factors affecting our financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to Our Business and Industry

Our business depends on maintaining and strengthening our brand to generate and maintain ongoing demand for our products, and a significant reduction in such demand could harm our results of operations.

        The YETI name and premium brand image are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business. Our success depends on the value and reputation of our brand, which, in turn, depends on factors such as the quality, design, performance, functionality, and durability of our products, the image of our e-commerce platform and retail partner floor spaces, our communication activities, including advertising, social media, and public relations, and our management of the customer experience, including direct interfaces through customer service. Maintaining, promoting, and positioning our brand are important to expanding our customer base, and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality customer experiences. We intend to continue making substantial investments in these areas in order to maintain and enhance our brand, and such investments may not be successful. Ineffective marketing, negative publicity, product diversion to unauthorized distribution channels, product or manufacturing defects, counterfeit products, unfair labor practices, and failure to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish customer confidence in us. Furthermore, these factors could cause our customers to lose the personal connection they feel with the YETI brand. We believe that maintaining and enhancing our brand image in our current markets and in new markets where we have limited brand recognition is important to expanding our customer base. If we are unable to maintain or enhance our brand in current or new markets, our growth strategy and results of operations could be harmed.

If we are unable to successfully design and develop new products, our business may be harmed.

        To maintain and increase sales, we must continue to introduce new products and improve or enhance our existing products. The success of our new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems, differentiating our products from those of our competitors, and maintaining the strength of our brand. The design and development of our products is costly, and we typically have several products in development at the same time. Problems in the design or quality of our products, or delays in product introduction, may harm our brand, business, financial condition, and results of operations.

Our business could be harmed if we are unable to accurately forecast our results of operations and growth rate.

        We may not be able to accurately forecast our results of operations and growth rate. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products. Our historical sales, expense levels, and profitability may not be an appropriate basis for forecasting future results.

        Failure to accurately forecast our results of operations and growth rate could cause us to make poor operating decisions and we may not be able to adjust in a timely manner. Consequently, actual results could be materially lower than anticipated. Even if the markets in which we compete expand, we cannot assure you that our business will grow at similar rates, if at all.

We may not be able to effectively manage our growth.

        As we grow our business, slower growing or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in our research and development and sales and marketing organizations, expand our operations and infrastructure both domestically and internationally, design and develop new products, and enhance our existing products. In addition, in connection with operating as a public company, we will incur significant additional legal, accounting, and other expenses that we did not incur as a private company. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods.

        We have expanded our operations rapidly since our inception. Our employee headcount and the scope and complexity of our business have increased substantially over the past several years. We have only a limited history operating our business at its current scale. Our management team does not have substantial tenure working together. Consequently, if our operations continue to grow at a rapid pace, we may experience difficulties in managing this growth and building the appropriate processes and controls. Continued growth may increase the strain on our resources, and we could experience operating difficulties, including difficulties in sourcing, logistics, recruiting, maintaining internal controls, marketing, designing innovative products, and meeting consumer needs. If we do not adapt to meet these evolving challenges, the strength of our brand may erode, the quality of our products may suffer, we may not be able to deliver products on a timely basis to our customers, and our corporate culture may be harmed.

Our marketing strategy of associating our brand and products with activities rooted in passion for the outdoors may not be successful with existing and future customers.

        We believe that we have been successful in marketing our products by associating our brand and products with activities rooted in passion for the outdoors. To sustain long-term growth, we must continue to successfully promote our products to consumers who identify with or aspire to these activities, as well as to individuals who simply value products of uncompromising quality and design. If we fail to continue to successfully market and sell our products to our existing customers or expand our customer base, our sales could decline, or we may be unable to grow our business.

If we fail to attract new customers, or fail to do so in a cost-effective manner, we may not be able to increase sales.

        Our success depends, in part, on our ability to attract customers in a cost-effective manner. In order to expand our customer base, we must appeal to and attract customers ranging from serious outdoor enthusiasts to individuals who simply value products of uncompromising quality and design. We have made, and we expect that we will continue to make, significant investments in attracting new customers, including through the use of corporate partnerships, YETI Ambassadors, traditional, digital, and social media, original YETI films, and participation in, and sponsorship of, community events. Marketing campaigns can be expensive and may not result in the cost-effective acquisition of customers. Further, as our brand becomes more widely known, future marketing campaigns may not attract new customers at the same rate as past campaigns. If we are unable to attract new customers, our business will be harmed.

Our growth depends, in part, on expanding into additional consumer markets, and we may not be successful in doing so.

        We believe that our future growth depends not only on continuing to reach our current core demographic, but also continuing to broaden our retail partner and customer base. The growth of our business will depend, in part, on our ability to continue to expand our retail partner and customer bases in the United States, as well as in international markets, including Canada, Australia, Europe, Japan, and, in the future, China. In these markets, we may face challenges that are different from those we currently encounter, including competitive, merchandising, distribution, hiring, and other difficulties. We may also encounter difficulties in attracting customers due to a lack of consumer familiarity with or acceptance of our brand, or a resistance to paying for premium products, particularly in international markets. We continue to evaluate marketing efforts and other strategies to expand the customer base for our products. In addition, although we are investing in sales and marketing activities to further penetrate newer regions, including expansion of our dedicated sales force, we cannot assure you that we will be successful. If we are not successful, our business and results of operations may be harmed.

Our net sales and profits depend on the level of customer spending for our products, which is sensitive to general economic conditions and other factors; during a downturn in the economy, consumer purchases of discretionary items are affected, which could materially harm our sales, profitability, and financial condition.

        Our products are discretionary items for customers. Therefore, the success of our business depends significantly on economic factors and trends in consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, disposable consumer income, consumer credit availability, unemployment, and tax rates in the markets where we sell our products. Consumers also have discretion as to where to spend their disposable income and may choose to purchase other items or services if we do not continue to provide authentic, compelling, and high-quality products at appropriate price points. As global economic conditions continue to be volatile and economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for our premium products, decreased prices, and harm to our business and results of operations. Moreover, consumer purchases of discretionary items tend to decline during recessionary periods when disposable income is lower or during other periods of economic instability or uncertainty, which may slow our growth more than we anticipate. A downturn in the economies in markets in which we sell our products, particularly in the United States, may materially harm our sales, profitability, and financial condition.

The markets in which we compete are highly competitive and include numerous other brands and retailers that offer a wide variety of products that compete with our products; if we fail to compete effectively, we could lose our market position.

        The markets in which we compete are highly competitive, with low barriers to entry. Numerous other brands and retailers offer a wide variety of products that compete with our cooler, drinkware, and other products, including our bags, storage, and outdoor lifestyle products and accessories. Competition in these product markets is based on a number of factors including product quality, performance, durability, styling, brand image and recognition, and price. We believe that we are one of the market leaders in both the U.S.

premium cooler and U.S. premium stainless-steel drinkware markets. We believe that we have been able to compete successfully largely on the basis of our brand, superior design capabilities, and product development, as well as on the breadth of our independent retailers, national, and regional retail partners, and growing DTC channel. Our competitors may be able to develop and market higher quality products that compete with our products, sell their products for lower prices, adapt to changes in consumers' needs and preferences more quickly, devote greater resources to the design, sourcing, distribution, marketing, and sale of their products, or generate greater brand recognition than us. In addition, as we expand into new product categories we have faced, and will continue to face, different and, in some cases, more formidable competition. We believe many of our competitors and potential competitors have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, global product distribution, larger and broader retailer bases, more established relationships with a larger number of suppliers and manufacturing partners, greater brand recognition, larger or more effective brand ambassador and endorsement relationships, greater financial strength, larger research and development teams, larger marketing budgets, and more distribution and other resources than we do. Some of our competitors may aggressively discount their products or offer other attractive sales terms in order to gain market share, which could result in pricing pressures, reduced profit margins, or lost market share. If we are not able to overcome these potential competitive challenges, effectively market our current and future products, and otherwise compete effectively against our current or potential competitors, our prospects, results of operations, and financial condition could be harmed.

Competitors have attempted, and will likely continue to attempt to imitate, our products and technology. If we are unable to protect or preserve our brand image and proprietary rights, our business may be harmed.

        As our business continues to expand, our competitors have imitated or attempted to imitate, and will likely continue to imitate or attempt to imitate, our product designs and branding, which could harm our business and results of operations. Only a portion of the intellectual property used in the manufacture and design of our products is patented, and we therefore rely significantly on trade secrets, trade and service marks, trade dress, and the strength of our brand. We regard our patents, trade dress, trademarks, copyrights, trade secrets, and similar proprietary rights as critical to our success. We also rely on trade secret protection and confidentiality agreements with our employees, consultants, suppliers, manufacturers, and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights against infringement or other violation may be inadequate and we may experience difficulty in effectively limiting the unauthorized use of our patents, trademarks, trade dress, and other intellectual property and proprietary rights worldwide. We also cannot guarantee that others will not independently develop technology with the same or similar function to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Because a significant portion of our products are manufactured overseas in countries where counterfeiting is more prevalent, and we intend to increase our sales overseas over the long term, we may experience increased counterfeiting of our products. Unauthorized use or invalidation of our patents, trademarks, copyrights, trade dress, trade secrets, or other intellectual property or proprietary rights may cause significant damage to our brand and harm our results of operations.

        While we actively develop and protect our intellectual property rights, there can be no assurance that we will be adequately protected in all countries in which we conduct our business or that we will prevail when defending our patent, trademark, and proprietary rights. Additionally, we could incur significant costs and management distraction in pursuing claims to enforce our intellectual property rights through litigation and defending any alleged counterclaims. If we are unable to protect or preserve the value of our patents, trade dress, trademarks, copyrights, or other intellectual property rights for any reason, or if we fail to maintain our brand image due to actual or perceived product or service quality issues, adverse publicity, governmental investigations or litigation, or other reasons, our brand and reputation could be damaged, and our business may be harmed.

We rely on third-party contract manufacturers and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations.

        Our products are produced by third-party contract manufacturers. We face the risk that these third-party contract manufacturers may not produce and deliver our products on a timely basis, or at all. We have experienced, and will likely continue to experience, operational difficulties with our manufacturers. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and regulatory and customer requirements, insufficient quality control, failures to meet production deadlines, failure to achieve our product quality standards, increases in costs of materials, and manufacturing or other business interruptions. The ability of our manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster, or other events. The failure of any manufacturer to perform to our expectations could result in supply shortages or delays for certain products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace our manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards.

        The capacity of our manufacturers to produce our products is also dependent upon the availability of raw materials. Our manufacturers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our manufacturers or increased costs. Any shortage of raw materials or inability of a manufacturer to produce or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries, or reductions in our prices and margins, any of which could harm our financial performance, reputation, and results of operations.

If we fail to timely and effectively obtain shipments of products from our manufacturers and deliver products to our retail partners and customers, our business and results of operations could be harmed.

        Our business depends on our ability to source and distribute products in a timely manner. However, we cannot control all of the factors that might affect the timely and effective procurement of our products from our third-party contract manufacturers and the delivery of our products to our retail partners and customers.

        Our third-party contract manufacturers ship most of our products to our distribution centers in Dallas, Texas, and Salt Lake City, Utah. Our reliance on two geographical locations for our distribution centers makes us more vulnerable to natural disasters, weather-related disruptions, accidents, system failures, or other unforeseen events that could delay or impair our ability to fulfill retailer orders and/or ship merchandise purchased on our website, which could harm our sales. We import our products, and we are also vulnerable to risks associated with products manufactured abroad, including, among other things: (a) risks of damage, destruction, or confiscation of products while in transit to our distribution centers; and (b) transportation and other delays in shipments, including as a result of heightened security screening, port congestion, and inspection processes or other port-of-entry limitations or restrictions in the United States. In order to meet demand for a product, we have chosen in the past, and may choose in the future, to arrange for additional quantities of the product, if available, to be delivered through air freight, which is significantly more expensive than standard shipping by sea and, consequently, could harm our gross margins. Failure to procure our products from our third-party contract manufacturers and deliver merchandise to our retail partners and DTC channel in a timely, effective, and economically viable manner could reduce our sales and gross margins, damage our brand, and harm our business.

        We also rely on the timely and free flow of goods through open and operational ports from our suppliers and manufacturers. Labor disputes or disruptions at ports, our common carriers, or our suppliers or manufacturers could create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during periods of significant importing or manufacturing, potentially resulting in delayed or canceled orders by customers, unanticipated inventory accumulation or shortages, and harm to our business, results of operations, and financial condition.

        In addition, we rely upon independent land-based and air freight carriers for product shipments from our distribution centers to our retail partners and customers who purchase through our DTC channel. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive products from suppliers or deliver products to retail partners or customers in a timely and cost-effective manner.

        Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather, and increased transportation costs, associated with our third-party contract manufacturers' and carriers' ability to provide products and services to meet our requirements. In addition, if the cost of fuel rises, the cost to deliver products may rise, which could harm our profitability.

Our business is subject to the risk of manufacturer concentrations.

        We depend on a limited number of third-party contract manufacturers for the sourcing of our products. For our hard coolers, soft coolers, Drinkware, bags, and outdoor living products, our two largest manufacturers for each such product comprised approximately 90%, 58%, 81%, 87%, and 97%, respectively, of our production volume during the first nine months of 2019. For our cargo, we have two manufacturers, and the largest manufacturer comprised approximately 65% of our production volume during the first nine months of 2019. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key manufacturers were to experience significant disruption affecting the price, quality, availability, or timely delivery of products. The partial or complete loss of these manufacturers, or a significant adverse change in our relationship with any of these manufacturers, could result in lost sales, added costs, and distribution delays that could harm our business and customer relationships.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

        To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers before firm orders are placed by our customers. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of product to deliver to our customers. Factors that could affect our ability to accurately forecast demand for our products include: (a) an increase or decrease in consumer demand for our products; (b) our failure to accurately forecast consumer acceptance for our new products; (c) product introductions by competitors; (d) unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers; (e) the impact on consumer demand due to unseasonable weather conditions; (f) weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products; and (g) terrorism or acts of war, or the threat thereof, or political or labor instability or unrest, which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.

        Inventory levels in excess of customer demand, including Drinkware inventory we have added in preparation for recently enacted tariffs, or that we may add in preparation for tariffs in the future, may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and harm our gross margin. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and retailer and distributor relationships.

        The difficulty in forecasting demand also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products could adversely impact our profitability or cause us not to achieve our expected financial results.

Our business could be harmed if we fail to execute our internal plans to transition our supply chain and certain other business processes to a global scale.

        We are in the process of re-engineering certain of our supply chain management processes, as well as certain other business processes, to support our expanding scale. This expansion to a global scale requires significant investment of capital and human resources, the re-engineering of many business processes, and the attention of many managers and other employees who would otherwise be focused on other aspects of our business. If our globalization efforts fail to produce planned efficiencies, or the transition is not managed effectively, we may experience excess inventories, inventory shortage, late deliveries, lost sales, or increased costs. Any business disruption arising from our globalization efforts, or our failure to effectively execute our internal plans for globalization, could harm our results of operations and financial condition.

Our profitability may decline as a result of increasing pressure on pricing.

        Our industry is subject to significant pricing pressure caused by many factors, including intense competition, consolidation in the retail industry, pressure from retailers to reduce the costs of products, and changes in consumer demand. These factors may cause us to reduce our prices to retailers and customers or engage in more promotional activity than we anticipate, which could negatively impact our margins and cause our profitability to decline if we are unable to offset price reductions with comparable reductions in our operating costs. This could materially harm our results of operations and financial condition. In addition, ongoing and sustained promotional activities could harm our brand image.

We rely on a series of purchase orders with our manufacturers. Some of these relationships are not exclusive, which means that these manufacturers could produce similar products for our competitors.

        We rely on a series of purchase orders with our manufacturers. With all of our manufacturers, we face the risk that they may fail to produce and deliver our products on a timely basis, or at all, or comply with our quality standards. In addition, our manufacturers may raise prices in the future, which would increase our costs and harm our margins. Even those manufacturers with whom we have purchase orders may breach these agreements, and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain finished products in adequate quantities, of required quality and at acceptable prices from our manufacturers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our retail partners and customers, and increase our product costs thereby reducing our margins.

        In addition, except in some of the situations where we have a supply contract, our arrangements with our manufacturers are not exclusive. As a result, our manufacturers could produce similar products for our competitors, some of which could potentially purchase products in significantly greater volume. Further, while certain of our long-term contracts stipulate contractual exclusivity, those manufacturers could choose to breach our agreements and work with our competitors. Our competitors could enter into restrictive or exclusive arrangements with our manufacturers that could impair or eliminate our access to manufacturing capacity or supplies. Our manufacturers could also be acquired by our competitors, and may become our direct competitors, thus limiting or eliminating our access to manufacturing capacity.

Fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase our costs.

        The price and availability of key components used to manufacture our products, including polyethylene, polyurethane foam, stainless-steel, polyester fabric, zippers, and other plastic materials and coatings, as well as manufacturing equipment and molds, may fluctuate significantly. In addition, the cost of labor at our third-party contract manufacturers could increase significantly. For example, manufacturers in China have experienced increased costs in recent years due to shortages of labor and fluctuations of the Chinese yuan in relation to the U.S. dollar. Additionally, the cost of logistics and transportation fluctuates in large part due to the price of oil. Any fluctuations in the cost and availability of any of our raw materials or other sourcing or transportation costs related to our raw materials or products could harm our gross margins and our ability to meet customer demand. If we are unable to successfully mitigate a significant portion of these product cost increases or fluctuations, our results of operations could be harmed.

Many of our products are manufactured by third parties outside of the United States, and our business may be harmed by legal, regulatory, economic, and political risks associated with international trade and those markets.

        Many of our core products are manufactured in China, the Philippines, Vietnam, and Taiwan. In addition, we have third-party manufacturing partners in Mexico and Italy. Our reliance on suppliers and manufacturers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including: (a) the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions and laws relating to the importation and taxation of goods; (b) weaker protection for intellectual property and other legal rights than in the United States, and practical difficulties in enforcing intellectual property and other rights outside of the United States; (c) compliance with U.S. and foreign laws relating to foreign operations, including the U.S. Foreign Corrupt Practices Act, or FCPA, the UK Bribery Act 2010, or the Bribery Act, regulations of the U.S. Office of Foreign Assets Controls, or OFAC, and U.S. anti-money laundering regulations, which respectively prohibit U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business, operating in certain countries, or maintaining business relationships with certain restricted parties as well as engaging in other corrupt and illegal practices; (d) economic and political instability and acts of terrorism in the countries where our suppliers are located; (e) transportation interruptions or increases in transportation costs; and (f) the imposition of tariffs or non-tariff barriers on components and products that we import into the United States or other markets. We cannot assure you that our directors, officers, employees, representatives, manufacturers, or suppliers have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our manufacturers, suppliers, or other business partners have not engaged and will not engage in conduct that could materially harm their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the Bribery Act, OFAC restrictions, or other export control, anti-corruption, anti-money laundering, and anti-terrorism laws or regulations may result in severe criminal or civil penalties, and we may be subject to other related liabilities, which could harm our business, financial condition, cash flows, and results of operations.

As current tariffs are implemented, or if additional tariffs or other restrictions are placed on foreign imports or any related counter-measures are taken by other countries, our business and results of operations could be harmed.

        The Trump Administration has put into place tariffs and other trade restrictions and signaled that it may additionally alter trade agreements and terms between the United States and China, the European Union, Canada, and Mexico, among others, including limiting trade and/or imposing tariffs on imports from such countries. In addition, China, the European Union, Canada, and Mexico, among others, have either threatened or put into place retaliatory tariffs of their own. As announced tariffs are implemented, or additional tariffs or other restrictions are placed on foreign imports, including on any of our products manufactured overseas for sale in the United States, or any related counter-measures are taken by other countries, our business and results of operations may be materially harmed.

        Current and additional tariffs have the potential to significantly raise the cost of our products, particularly our Drinkware. In such a case, there can be no assurance that we will be able to shift manufacturing and supply agreements to non-impacted countries, including the United States, to reduce the effects of the tariffs. As a result, we may suffer margin erosion or be required to raise our prices, which may result in the loss of customers, negatively impact our results of operations, or otherwise harm our business. In addition, the imposition of tariffs on products that we export to international markets could make such products more expensive compared to those of our competitors if we pass related additional costs on to our customers, which may also result in the loss of customers, negatively impact our results of operations, or otherwise harm our business.

A significant portion of our sales are to independent retail partners.

        22% of our gross sales for 2018, and 19% of our gross sales for the nine months ended September 28, 2019, were made to independent retail partners. These retail partners may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our independent retail partners, and orders received from our independent retail partners are cancellable. Factors that could affect our ability to maintain or expand our sales to these independent retail partners include: (a) failure to accurately identify the needs of our customers; (b) a lack of customer acceptance of new products or product expansions; (c) unwillingness of our independent retail partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our retail partners; (e) new, well-received product introductions by competitors; and (f) damage to our relationships with independent retail partners due to brand or reputational harm.

        We cannot assure you that our independent retail partners will continue to carry our current products or carry any new products that we develop. If these risks occur, they could harm our brand as well as our results of operations and financial condition.

We depend on our retail partners to display and present our products to customers, and our failure to maintain and further develop our relationships with our retail partners could harm our business.

        We sell a significant amount of our products through knowledgeable national, regional and independent retail partners. Our retail partners service customers by stocking and displaying our products, explaining our product attributes, and sharing our brand story. Our relationships with these retail partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our retail partners or financial difficulties experienced by these retail partners could harm our business.

        We have key relationships with national retail partners. For both 2018 and the first nine months of 2019, one national retail partner, Dick's Sporting Goods, accounted for approximately 16% of our gross sales. If we lose any of our key retail partners or any key retail partner reduces its purchases of our existing or new products or its number of stores or operations or promotes products of our competitors over ours, our sales would be harmed. Because we are a premium brand, our sales depend, in part, on retail partners effectively displaying our products, including providing attractive space and point of purchase displays in their stores, and training their sales personnel to sell our products. If our retail partners reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower gross margins, which would harm our results of operations.

If our plans to increase sales through our DTC channel are not successful, our business and results of operations could be harmed.

        For the nine months ended September 28, 2019, our DTC channel accounted for 38% of our net sales. Part of our growth strategy involves increasing sales through our DTC channel. However, we have limited operating experience executing the retail component of this strategy. The level of customer traffic and volume of customer purchases through our website or other e-commerce initiatives are substantially dependent on our ability to provide a content-rich and user-friendly website, a hassle-free customer experience, sufficient product availability, and reliable, timely delivery of our products. If we are unable to maintain and increase customers' use of our website, allocate sufficient product to our website, and increase any sales through our website, our business, and results of operations could be harmed.

        We currently operate our online stores in a limited number of countries and are planning to expand our e-commerce platform to others. These countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage, and use of information on customers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our business differently, and less effectively, in different territories. If so, we may incur additional costs and may not fully realize the investment in our international expansion.

If we do not successfully implement our future retail store expansion, our growth and profitability could be harmed.

        We may in the future expand our existing DTC channel by opening new retail and pop-up stores. We opened retail stores in Charleston, South Carolina and Chicago, Illinois, in June 2019 and September 2019, respectively, and we plan to open additional stores, including a store in Denver, Colorado, in 2020. Additionally, we opened a pop-up store in each of Austin and Dallas, Texas in October 2019 and November 2019, respectively. Our ability to open new retail and pop-up stores in a timely manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:

  •
  our ability to manage the financial and operational aspects of our retail growth strategy, including making appropriate investments in our software systems, information technology, and operational infrastructure;

  •
  our ability to identify suitable locations, including our ability to gather and assess demographic and marketing data to accurately determine customer demand for our products in the locations we select;

  •
  our ability to negotiate favorable lease agreements;

  •
  our ability to properly assess the potential profitability and payback period of potential new retail store locations;

  •
  the availability of financing on favorable terms;

  •
  our ability to secure required governmental permits and approvals and our ability to effectively comply with state and local employment and labor laws, rules, and regulations;

  •
  our ability to hire and train skilled store operating personnel, especially management personnel;

  •
  the availability of construction materials and labor and the absence of significant construction delays or cost overruns;

  •
  our ability to provide a satisfactory mix of merchandise that is responsive to the needs of our customers living in the areas where new retail stores are established;

  •
  our ability to establish a supplier and distribution network able to supply new retail stores with inventory in a timely manner;

  •
  our competitors, or our retail partners, building or leasing stores near our retail stores or in locations we have identified as targets for a new retail store;

  •
  customer demand for our products; and

  •
  general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.

        We currently have three retail stores, two pop-up stores, and a corporate store and, therefore, have limited experience in opening retail stores and may not be able to successfully address the risks that they entail. For example, we may not be able to implement our retail store strategy, achieve desired net sales growth, and payback periods or maintain consistent levels of profitability in our retail stores. In order to pursue our retail store strategy, we will be required to expend significant cash resources prior to generating any sales in these stores. We may not generate sufficient sales from these stores to justify these expenses, which could harm our business and profitability. The substantial management time and resources which any future retail store expansion strategy may require could also result in disruption to our existing business operations which may decrease our net sales and profitability.

Insolvency, credit problems or other financial difficulties that could confront our retail partners could expose us to financial risk.

        We sell to the large majority of our retail partners on open account terms and do not require collateral or a security interest in the inventory we sell them. Consequently, our accounts receivable with our retail partners are unsecured. Insolvency, credit problems, or other financial difficulties confronting our retail partners could expose us to financial risk. These actions could expose us to risks if they are unable to pay for the products they purchase from us. Financial difficulties of our retail partners could also cause them to reduce their sales staff, use of attractive displays, number or size of stores, and the amount of floor space dedicated to our products. Any reduction in sales by, or loss of, our current retail partners or customer demand, or credit risks associated with our retail partners, could harm our business, results of operations, and financial condition.

If our independent suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations could be harmed.

        Our reputation and our customers' willingness to purchase our products depend in part on our suppliers', manufacturers', and retail partners' compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers, and retail partners and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations.

We are subject to payment-related risks.

        For our DTC sales, as well as for sales to certain retail partners, we accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers, electronic payment systems, and gift cards. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our customers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, and results of operations.

Our future success depends on the continuing efforts of our management and key employees, and on our ability to attract and retain highly skilled personnel and senior management.

        We depend on the talents and continued efforts of our senior management and key employees. The loss of members of our management or key employees may disrupt our business and harm our results of operations. Furthermore, our ability to manage further expansion will require us to continue to attract, motivate, and retain additional qualified personnel. Competition for this type of personnel is intense, and we may not be successful in attracting, integrating, and retaining the personnel required to grow and operate our business effectively. There can be no assurance that our current management team, or any new members of our management team, will be able to successfully execute our business and operating strategies.

Our plans for international expansion may not be successful; our limited operating experience and limited brand recognition in new markets may make it more difficult to execute our expansion strategy and cause our business and growth to suffer.

        Continued expansion into markets outside the United States, including Canada, Australia, Europe, Japan, and China, is one of our key long-term strategies for the future growth of our business. There are, however, significant costs and risks inherent in selling our products in international markets, including: (a) failure to effectively translate and establish our core brand identity, particularly in markets with a less-established heritage of outdoor and recreational activities; (b) time and difficulty in building a widespread network of retail partners; (c) increased shipping and distribution costs, which could increase our expenses and reduce our margins; (d) potentially lower margins in some regions; (e) longer collection cycles in some regions; (f) increased competition from local providers of similar products; (g) compliance with foreign laws and regulations, including taxes and duties, enhanced privacy laws, rules, and regulations, and product liability laws, rules, and regulations, particularly in the European Union; (h) establishing and maintaining effective internal controls at foreign locations and the associated increased costs; (i) increased counterfeiting and the uncertainty of protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; (j) compliance with anti-bribery, anti-corruption, sanctions, and anti-money laundering laws, such as the FCPA, the Bribery Act, and OFAC regulations, by us, our employees, and our business partners; (k) currency exchange rate fluctuations and related effects on our results of operations; (l) economic weakness, including inflation, or political instability in foreign economies and markets; (m) compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad; (n) workforce uncertainty in countries where labor unrest is more common than in the United States; (o) business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods, and fires; (p) the imposition of tariffs on products that we import into international markets that could make such products more expensive compared to those of our competitors; (q) that our ability to expand internationally could be impacted by the intellectual property rights of third parties that conflict with or are superior to ours; and (r) other costs and risks of doing business internationally.

        These and other factors could harm our international operations and, consequently, harm our business, results of operations, and financial condition. Further, we may incur significant operating expenses as a result of our planned international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We also have limited operating experience outside of the United States and in our expansion efforts we may encounter obstacles we did not face in the United States, including cultural and linguistic differences, differences in regulatory environments, labor practices and market practices, difficulties in keeping abreast of market, business and technical developments, and preferences of foreign customers. Consumer demand and behavior, as well as tastes and purchasing trends, may differ internationally, and, as a result, sales of our products may not be successful, or the margins on those sales may not be in line with those we anticipate. We may also encounter difficulty expanding into international markets because of limited brand recognition, leading to delayed or limited acceptance of our products by customers in these markets, and increased marketing and customer acquisition costs to establish our brand. Accordingly, if we are unable to successfully expand internationally or manage the complexity of our global operations, we may not achieve the expected benefits of this expansion and our financial condition and results of operations could be harmed.

Our financial results and future growth could be harmed by currency exchange rate fluctuations.

        As our international business grows, our results of operations could be adversely impacted by changes in foreign currency exchange rates. Revenues and certain expenses in markets outside of the United States are recognized in local foreign currencies, and we are exposed to potential gains or losses from the translation of those amounts into U.S. dollars for consolidation into our financial statements. Similarly, we are exposed to gains and losses resulting from currency exchange rate fluctuations on transactions generated by our foreign subsidiaries in currencies other than their local currencies. In addition, the business of our independent manufacturers may also be disrupted by currency exchange rate fluctuations by making their purchases of raw materials more expensive and more difficult to finance. As a result, foreign currency exchange rate fluctuations may adversely impact our results of operations.

Our current and future products may experience quality problems from time to time that can result in negative publicity, litigation, product recalls, and warranty claims, which could result in decreased sales and operating margin, and harm to our brand.

        Although we extensively and rigorously test new and enhanced products, there can be no assurance we will be able to detect, prevent, or fix all defects. Defects in materials or components can unexpectedly interfere with the products' intended use and safety and damage our reputation. Failure to detect, prevent, or fix defects could result in a variety of consequences, including a greater number of product returns than expected from customers and our retail partners, litigation, product recalls, and credit claims, among others, which could harm our sales and results of operations. The occurrence of real or perceived quality problems or material defects in our current and future products could expose us to product recalls, warranty, or other claims. In addition, any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could also harm our brand and decrease demand for our products.

Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by problems such as terrorism, cyberattacks, or failure of key information technology systems.

        Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, criminal acts, and similar events. For example, a significant natural disaster, such as an earthquake, fire, or flood, could harm our business, results of operations, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices, one of our distribution centers, and one of our data center facilities are located in Texas, a state that frequently experiences floods and storms. In addition, the facilities of our suppliers and where our manufacturers produce our products are located in parts of Asia that frequently experience typhoons and earthquakes. Acts of terrorism could also cause disruptions in our or our suppliers', manufacturers', and logistics providers' businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting Texas or other locations where we have operations or store significant inventory. Our servers may also be vulnerable to computer viruses, criminal acts, denial-of-service attacks, ransomware, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, or loss of critical data. As we rely heavily on our information technology and communications systems and the Internet to conduct our business and provide high-quality customer service, these disruptions could harm our ability to run our business and either directly or indirectly disrupt our suppliers' or manufacturers' businesses, which could harm our business, results of operations, and financial condition.

We rely significantly on information technology and any failure, inadequacy or interruption of that technology could harm our ability to effectively operate our business.

        Our business relies on information technology. Our ability to effectively manage and maintain our inventory and internal reports, and to ship products to customers and invoice them on a timely basis depends significantly on our enterprise resource planning, warehouse management, and other information systems. We also heavily rely on information systems to process financial and accounting information for financial reporting purposes. Any of these information systems could fail or experience a service interruption for a number of reasons, including computer viruses, programming errors, hacking or other unlawful activities, disasters or our failure to properly maintain system redundancy or protect, repair, maintain or upgrade our systems. The failure of our information systems to operate effectively or to integrate with other systems, or a breach in security of these systems could cause delays in product fulfillment and reduced efficiency of our operations, which could negatively impact our financial results. If we experienced any significant disruption to our financial information systems that we are unable to mitigate, our ability to timely report our financial results could be impacted, which could negatively impact our stock price. We also communicate electronically throughout the world with our employees and with third parties, such as customers, suppliers, vendors, and consumers. A service interruption or shutdown could have a materially adverse impact on our operating activities. Remediation and repair of any failure, problem or breach of our key information systems could require significant capital investments.

We collect, store, process, and use personal and payment information and other customer data, which subjects us to regulation and other legal obligations related to privacy, information security, and data protection.

        We collect, store, process, and use personal and payment information and other customer data, and we rely on third parties that are not directly under our control to manage certain of these operations. Our customers' personal information may include names, addresses, phone numbers, email addresses, payment card data, and payment account information, as well as other information. Due to the volume and sensitivity of the personal information and data we manage, the security features of our information systems are critical.

        If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to access sensitive customer data, including payment card data. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Threats to information technology security can take a variety of forms. Individual and groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states, continuously undertake attacks that may pose threats to our customers and our information technology systems. These actors may use a wide variety of methods, which may include developing and deploying malicious software or exploiting vulnerabilities in hardware, software, or other infrastructure in order to attack our information technology systems or gain access to our systems, using social engineering techniques to induce our employees, users, partners, or customers to disclose passwords or other sensitive information, or take other actions to gain access to our data or our customers' data, impersonating authorized users, or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. Inadequate account security practices may also result in unauthorized access to confidential data. For example, system administrators may fail to timely remove employee account access when no longer appropriate. Employees or third parties may intentionally compromise our security or systems, or reveal confidential information. Cyberthreats are constantly evolving, increasing the difficulty of detecting and successfully defending against them.

        Any breach of our data security or that of our service providers could result in an unauthorized release or transfer of customer, consumer, user or employee information, or the loss of valuable business data or cause a disruption in our business. These events could give rise to unwanted media attention, damage our reputation, damage our customer, consumer, employee, or user relationships and result in lost sales, fines or lawsuits. We may also be required to expend significant capital and other resources to protect against or respond to or alleviate problems caused by a security breach, which could harm our results of operations. If we or our independent service providers or business partners experience a breach of systems compromising our customers' sensitive data, our brand could be harmed, sales of our products could decrease, and we could be exposed to losses, litigation, or regulatory proceedings. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

        In addition, privacy laws, rules, and regulations are constantly evolving in the United States and abroad and may be inconsistent from one jurisdiction to another. For example, in June 2018, the State of California enacted the California Consumer Privacy Act, or CCPA, which takes effect on January 1, 2020 and will create new individual privacy rights for California consumers and place increased privacy and security obligations on entities handling certain personal data. Further, as we expand internationally, we are subject to additional privacy rules, such as the European Union's General Data Protection Regulation, many of which are significantly more stringent than those in the United States. Complying with these evolving obligations is costly, and any failure to comply could give rise to unwanted media attention and other negative publicity, damage our customer and consumer relationships and reputation, and result in lost sales, fines, or lawsuits, and may harm our business and results of operations.

Any material disruption or breach of our information technology systems or those of third-party partners could materially damage our customer and business partner relationships, and subject us to significant reputational, financial, legal, and operational consequences.

        We depend on our information technology systems, as well as those of third parties, to design and develop new products, operate our website, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain as well as to conduct and manage other activities. Any material disruption or slowdown of our systems or those of third parties that we depend upon, including a disruption or slowdown caused by our or their failure to successfully manage significant increases in user volume or successfully upgrade our or their systems, system failures, viruses, ransomware, security breaches, or other causes, could cause information, including data related to orders, to be lost or delayed, which could result in delays in the delivery of products to retailers and customers or lost sales, which could reduce demand for our products, harm our brand and reputation, and cause our sales to decline. If changes in technology cause our information systems, or those of third parties that we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, particularly as we increase sales through our DTC channel, we could damage our customer and business partner relationships and our business and results of operations could be harmed.

        We interact with many of our consumers through our e-commerce platforms, and these systems face similar risks of interruption or attack. Consumers increasingly utilize these services to purchase our products and to engage with our brand. If we are unable to continue to provide consumers a user-friendly experience and evolve our platform to satisfy consumer preferences, the growth of our e-commerce business and our net revenues may be negatively impacted. If this software contains errors, bugs or other vulnerabilities which impede or halt service, this could result in damage to our reputation and brand, loss of users, or loss of revenue.

We depend on cash generated from our operations to support our growth, and we may need to raise additional capital, which may not be available on terms acceptable to us or at all.

        We primarily rely on cash flow generated from our sales to fund our current operations and our growth initiatives. As we expand our business, we will need significant cash from operations to purchase inventory, increase our product development, expand our manufacturer and supplier relationships, pay personnel, pay for the increased costs associated with operating as a public company, expand internationally, and further invest in our sales and marketing efforts. If our business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available from our current or future credit facility, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures could be harmed. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, the ownership of our existing stockholders may be diluted. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of common stock. In addition, any indebtedness we incur may subject us to covenants that restrict our operations and will require interest and principal payments that could create additional cash demands and financial risk for us.

Our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with the covenants in our current Credit Facility, our liquidity and results of operations could be harmed.

        As of September 28, 2019, we had $298.0 million principal amount of indebtedness outstanding under the Credit Facility. The Credit Facility is jointly and severally guaranteed by certain of our wholly-owned material subsidiaries, including YETI Coolers, LLC, which we refer to as YETI Coolers, and YETI Custom Drinkware LLC, which we refer to as YCD, and any of our future subsidiaries that become guarantors, together, which we refer to as the Guarantors, and is also secured by a first-priority lien on substantially all of our assets and the assets of the Guarantors, in each case subject to certain customary exceptions. We may, from time to time, incur additional indebtedness under the Credit Facility. See "Description of Indebtedness."

        The Credit Facility places certain conditions on us, including, subject to certain conditions, reductions, and exceptions, requiring us to utilize a portion of our cash flow from operations to make payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity, return capital to our stockholders, and other general corporate purposes. Our compliance with this condition may limit our ability to invest in the ongoing needs of our business. For example, complying with this condition:

  •
  increases our vulnerability to adverse economic or industry conditions;

  •
  limits our flexibility in planning for, or reacting to, changes in our business or markets;

  •
  makes us more vulnerable to increases in interest rates, as borrowings under the Credit Facility bear interest at variable rates;

  •
  limits our ability to obtain additional financing in the future for working capital or other purposes; and

  •
  potentially places us at a competitive disadvantage compared to our competitors that have less indebtedness.

        The Credit Facility places certain limitations on our ability to incur additional indebtedness. However, subject to the qualifications and exceptions in the Credit Facility, we may incur substantial additional indebtedness under that facility. The Credit Facility also places certain limitations on our ability to enter into certain types of transactions, financing arrangements and investments, to make certain changes to our capital structure, and to guarantee certain indebtedness, among other things. The Credit Facility also places certain restrictions on the payment of dividends and distributions and certain management fees. These restrictions limit or prohibit, among other things, and in each case, subject to certain customary exceptions, our ability to: (a) pay dividends on, redeem or repurchase our stock, or make other distributions; (b) incur or guarantee additional indebtedness; (c) sell stock in our subsidiaries; (d) create or incur liens; (e) make acquisitions or investments; (f) transfer or sell certain assets or merge or consolidate with or into other companies; (g) make certain payments or prepayments of indebtedness subordinated to our obligations under the Credit Facility; and (h) enter into certain transactions with our affiliates.

        The Credit Facility requires us to comply with certain covenants, including financial covenants regarding our total net leverage ratio and interest coverage ratio. Fluctuations in these ratios may increase our interest expense. Failure to comply with these covenants and certain other provisions of the Credit Facility, or the occurrence of a change of control, could result in an event of default and an acceleration of our obligations under the Credit Facility or other indebtedness that we may incur in the future.

        If such an event of default and acceleration of our obligations occurs, the lenders under the Credit Facility would have the right to proceed against the collateral we granted to them to secure such indebtedness, which consists of substantially all of our assets. If the debt under the Credit Facility were to be accelerated, we may not have sufficient cash or be able to sell sufficient collateral to repay this debt, which would immediately and materially harm our business, results of operations, and financial condition. The threat of our debt being accelerated in connection with a change of control could make it more difficult for us to attract potential buyers or to consummate a change of control transaction that would otherwise be beneficial to our stockholders.

In connection with our preparation of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm us.

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Under standards established by the PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. The PCAOB defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant's financial reporting.

        During the preparation of our consolidated financial statements for the year ended December 30, 2017, we identified certain material weaknesses in our internal control over financial reporting. The material weaknesses related to: (a) ineffective information technology general controls, or ITGCs, in the areas of user access and program-change management over certain information technology systems that support our financial reporting process; and (b) failure to properly detect and analyze issues in the accounting system related to inventory valuation. During the year ended December 29, 2018, we implemented controls related to inventory valuation, concluded that our remediation efforts were successful, and that the previously-identified material weakness relating to inventory has been remediated.

We also took a number of actions to improve our ITGCs but have not completed our plans to sufficiently remediate the material weakness related to such controls. For example, we hired a Chief Information Officer and an IT Compliance Manager in July 2019 to continue to improve our information technology systems, including the enhancement of related policies and procedures, and the development and documentation of our ongoing ITGC improvement initiatives. We continue to work on addressing remaining remediation activities within our SAP environment and across our other information technology systems that support our financial reporting process. As a result of this material weakness, business process automated and manual controls that are dependent on the affected ITGCs may be ineffective. The material weakness will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that our ITGCs are operating effectively.

        In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 29, 2018 pursuant to Section 404 of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses.

        We will no longer qualify as an emerging growth company on December 28, 2019, and as a result, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K for the fiscal year ending December 28, 2019. As a result of the material weakness related to ITGCs, we may be unable to assert in our Annual Report on Form 10-K for the fiscal year ending December 28, 2019 that our internal control over financial reporting is effective as of December 28, 2019, and our independent registered public accounting firm may issue a report that our internal control over financial reporting is not effective as of such date. Furthermore, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or that other material weaknesses and control deficiencies will not be discovered in the future. Any failure to maintain effective disclosure controls and internal control over financial reporting, our failure to assert that our internal control over financial reporting is effective, or an adverse internal control attestation report from our independent registered public accounting firm, could have an adverse effect on our business and operating results, could cause investors to lose confidence in our financial statements, and could cause a decline in the price of our common stock, and we may be unable to maintain compliance with the NYSE listing standards.

Our results of operations are subject to seasonal and quarterly variations, which could cause the price of our common stock to decline.

        We believe that our sales include a seasonal component. We expect our net sales to be highest in our second and fourth quarters, with the first quarter generating the lowest sales. To date, however, it has been difficult to accurately analyze this seasonality due to fluctuations in our sales. In addition, due to our more recent, and therefore more limited experience, with bags, storage, and outdoor lifestyle products and accessories, we are continuing to analyze the seasonality of these products. We expect that this seasonality will continue to be a factor in our results of operations and sales.

        Our annual and quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of the introduction of and advertising for our new products and those of our competitors and changes in our product mix. Variations in weather conditions may also harm our quarterly results of operations. In addition, we may not be able to adjust our spending in a timely manner to compensate for any unexpected shortfall in our sales. As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our results of operations between different quarters within a single fiscal year, or across different fiscal years, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. In the event that any seasonal or quarterly fluctuations in our net sales and results of operations result in our failure to meet our forecasts or the forecasts of the research analysts that may cover us in the future, the market price of our common stock could fluctuate or decline.

If our goodwill, other intangible assets, or fixed assets become impaired, we may be required to record a charge to our earnings.

        We may be required to record future impairments of goodwill, other intangible assets, or fixed assets to the extent the fair value of these assets falls below their book value. Our estimates of fair value are based on assumptions regarding future cash flows, gross margins, expenses, discount rates applied to these cash flows, and current market estimates of value. Estimates used for future sales growth rates, gross profit performance, and other assumptions used to estimate fair value could cause us to record material non-cash impairment charges, which could harm our results of operations and financial condition.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change significantly, our results of operations could be harmed.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of sales and expenses that are not readily apparent from other sources. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors and could result in a decline in our stock price.

We may become involved in legal or regulatory proceedings and audits.

        Our business requires compliance with many laws and regulations, including labor and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion, and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines, and penalties. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort, and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition and results of operations. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management's attention and resources, harming our business, financial condition, and results of operations. Any pending or future legal or regulatory proceedings and audits could harm our business, financial condition, and results of operations.

Our business involves the potential for product recalls, product liability, and other claims against us, which could affect our earnings and financial condition.

        As a designer, marketer, retailer, and distributor of consumer products, we are subject to the United States Consumer Products Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act of 2008, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous, and similar laws under foreign jurisdictions. Under certain circumstances, the Consumer Products Safety Commission or comparable foreign agency could require us to repurchase or recall one or more of our products. Additionally, laws regulating consumer products exist in states and some cities, as well as other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products, monetary judgment, fine or other penalty could be costly and damaging to our reputation. If we were required to remove, or we voluntarily removed, our products from the market, our reputation could be tarnished and we may have large quantities of finished products that we could not sell.

        We also face exposure to product liability claims and unusual or significant litigation in the event that one of our products is alleged to have resulted in bodily injury, property damage or other adverse effects. In addition to the risk of monetary judgments or other penalties that may result from product liability claims, such claims could result in negative publicity that could harm our reputation in the marketplace, adversely impact our brand, or result in an increase in the cost of producing our products. As a result, these types of claims could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

        Third parties may sue us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend against such litigation, even if the claims are meritless and even if we ultimately prevail. If the party claiming infringement were to prevail, we could be forced to modify or discontinue our products, pay significant damages, or enter into expensive royalty or licensing arrangements with the prevailing party. In addition, any payments we are required to make, and any injunction we are required to comply with as a result of such infringement, could harm our reputation and financial results.

We may acquire or invest in other companies, which could divert our management's attention, result in dilution to our stockholders, and otherwise disrupt our operations and harm our results of operations.

        In the future, we may acquire or invest in businesses, products, or technologies that we believe could complement or expand our business, enhance our capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

        In any future acquisitions, we may not be able to successfully integrate acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from future acquisitions due to a number of factors, including: (a) an inability to integrate or benefit from acquisitions in a profitable manner; (b) unanticipated costs or liabilities associated with the acquisition; (c) the incurrence of acquisition-related costs; (d) the diversion of management's attention from other business concerns; (e) the loss of our or the acquired business' key employees; or (f) the issuance of dilutive equity securities, the incurrence of debt, or the use of cash to fund such acquisitions.

        In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could harm our results of operations.

We may be the target of strategic transactions.

        Other companies may seek to acquire us or enter into other strategic transactions. We will consider, discuss, and negotiate such transactions as we deem appropriate. The consideration of such transactions, even if not consummated, could divert management's attention from other business matters, result in adverse publicity or information leaks, and could increase our expenses.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

        Our operations are subject to many hazards and operational risks inherent to our business, including: (a) general business risks; (b) product liability; (c) product recall; and (d) damage to third parties, our infrastructure, or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors, and similar events.

        Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations, and financial condition.

Changes in tax laws or unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

        We are subject to income taxes in the United States (federal and state) and various foreign jurisdictions. Our effective income tax rate could be adversely affected in the future by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations or their interpretations and application, and the outcome of income tax audits in various jurisdictions around the world.

        The United States enacted the Tax Cuts and Jobs Act, or the Tax Act, on December 22, 2017, which had a significant impact to our provision for income taxes for fiscal 2017 and 2018.

        The Tax Act requires complex computations to be performed that were not previously required under U.S. tax law, significant judgments to be made in interpretation of the provisions of the Tax Act and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the Internal Revenue Service, and other standard-setting governmental bodies could interpret the provisions of the Tax Act or issue related administrative guidance contrary to our interpretation.

        We regularly assess all of these matters to determine the adequacy of our income tax provision, which is subject to significant judgment.

We are subject to credit risk.

        We are exposed to credit risk primarily on our accounts receivable. We provide credit to our retail partners in the ordinary course of our business and perform ongoing credit evaluations. While we believe that our exposure to concentrations of credit risk with respect to trade receivables is mitigated by our large retail partner base, and we make allowances for doubtful accounts, we nevertheless run the risk of our retail partners not being able to meet their payment obligations, particularly in a future economic downturn. If a material number of our retail partners were not able to meet their payment obligations, our results of operations could be harmed.

Risks Related to Ownership of Our Common Stock and this Offering

Our stock price may be volatile or may decline, including due to factors beyond our control, resulting in substantial losses for investors.

        The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

  •
  actual or anticipated fluctuations in our results of operations;

  •
  the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

  •
  failure of securities analysts to maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

  •
  ratings changes by any securities analysts who follow our company;

  •
  sales or potential sales of shares by our stockholders, or the filing of a registration statement for these sales;

  •
  announcement of new, or the implementation of previously announced, tariffs or changes in tariffs by the U.S. or foreign governments;

  •
  adverse market reaction to any indebtedness we may incur or equity we may issue in the future;

  •
  announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

  •
  publication of adverse research reports about us, our industry, or individual companies within our industry;

  •
  publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products that gain market acceptance;

  •
  changes in operating performance and stock market valuations of our competitors;

  •
  price and volume fluctuations in the overall stock market, including as a result of trends in the United States or global economy;

  •
  any major change in our Board of Directors or management;

  •
  lawsuits threatened or filed against us or negative results of any lawsuits;

  •
  security breaches or cyberattacks;

  •
  legislation or regulation of our business;

  •
  loss of key personnel;

  •
  new products introduced by us or our competitors;

  •
  the perceived or real impact of events that harm our direct competitors;

  •
  developments with respect to our trademarks, patents, or proprietary rights;

  •
  general market conditions; and

  •
  other events or factors, including those resulting from war, incidents of terrorism, or responses to these events, which could be unrelated to us or outside of our control.

        In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry, as well as those of newly public companies. In the past, stockholders of other public companies have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business, results of operations, financial condition, reputation, and cash flows.

Our directors, executive officers, and significant stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

        Upon completion of this offering, Cortec will continue to be our largest stockholder, owning 35.8% of the total voting power of our common stock (34.5%, if the underwriters exercise their option to purchase additional shares in full). Furthermore, after this offering, our directors, executive officers, and other holders of more than 5% of our common stock, together with their affiliates, will own, in the aggregate, 49.7% of our outstanding common stock (48.1%, if the underwriters exercise their option to purchase additional shares in full). As a result, these stockholders, acting together or in some cases individually, have the ability to significantly impact the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these stockholders, acting together or in some cases individually, have the ability to significantly impact the management and affairs of our company. Accordingly, this concentration of ownership might decrease the market price of our common stock by:

  •
  delaying, deferring, or preventing a change in control of the company;

  •
  impeding a merger, consolidation, takeover, or other business combination involving us; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

Although we anticipate that we will not be a controlled company within the meaning of the NYSE listing standards upon the completion of this offering, during the applicable phase-in periods we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

        Prior to this offering, Cortec controlled a majority of the voting power of our common stock with respect to the election of our directors pursuant to the Voting Agreement. As a result, we are considered a controlled company under the NYSE listing standards. As a controlled company, we are currently exempt from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

  •
  that a majority of our Board of Directors consist of independent directors, as defined under the NYSE listing standards;

  •
  that we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        The Voting Agreement will terminate, pursuant to its terms, when the parties thereto no longer beneficially own, in the aggregate, shares of our common stock representing greater than 50% of the then outstanding voting power with respect to the election of our directors. Upon the completion of this offering, Cortec, together with Roy Seiders, Ryan Seiders, and their respective affiliates, will own approximately 49.7% of our outstanding common stock (or approximately 48.1% if the underwriters exercise their option to purchase additional shares in full). As a result, Cortec will control less than 50% of the total voting power of our common stock with respect to the election of our directors and the Voting Agreement will terminate upon completion of this offering.

        Under the NYSE listing standards, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company; (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company; and (3) all independent committee members within one year of the date it ceases to be a controlled company.

Additionally, the NYSE listing standards provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. Prior to this offering, our Board of Directors had determined that two of the three members of our Compensation Committee, one of the three members of our Nominating and Governance Committee and three of the eight members of our Board of Directors, are independent for purposes of the NYSE listing standards. We anticipate that we will not be a controlled company upon completion of this offering, and we intend to appoint additional directors to our Board of Directors and committees and/or appoint current directors who are then deemed independent to additional committees within the time periods required by the NYSE listing standards. During these phase-in periods, our stockholders will not have the same protections afforded to stockholders of companies of which the majority of directors are independent and, if, within the phase-in periods, we are not able to comply with the NYSE listing requirements, we may be subject to delisting actions by the NYSE. In addition, a change in our Board of Directors and committee membership may result in a change in corporate strategy and operating philosophies, and may result in deviations from our current growth strategy.

        In addition, our Board of Directors currently consists of eight directors, comprised of our CEO, one of our Founders, three outside directors, and three directors selected by Cortec, our principal stockholder. Pursuant to the terms of the Stockholders Agreement, Cortec has the right to have one of its representatives serve as Chair of our Board of Directors and Chair of the Nominating and Governance Committee of our Board of Directors, as well as the right to select nominees for our Board of Directors, in each case subject to a phase-out period based on Cortec's future share ownership. See "Certain Relationships and Related-Party Transactions—Stockholders Agreement." Accordingly, even if we are no longer a controlled company, holders of our common stock may not have the same protections afforded to stockholders of companies that do not have a stockholders agreement similar to ours.

Substantial future sales, or the perception or anticipation of future sales, of shares of our common stock could cause our stock price to decline.

        Our stock price could decline as a result of substantial sales of our common stock, including in this offering, or the perception or anticipation that such sales could occur, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have 85,904,657 shares of our common stock outstanding. This includes the 10,000,000 shares included in this offering, which may be resold in the public market immediately unless purchased by our affiliates. In connection with this offering, we, the selling stockholders and our directors and officers have entered into lock-up agreements with the underwriters of this offering, restricting their ability to transfer shares of common stock for 60 days from the date of this prospectus, subject to certain exceptions. These lock-up agreements will limit the number of shares of common stock that may be sold immediately following this offering.

        Under our Registration Rights Agreement (as defined below), as amended, Cortec, the Founders and certain other holders of our common stock have demand registration rights in respect of the shares of common stock they hold, subject to certain conditions. In addition, in the event that we register additional shares of common stock for sale to the public, we are required to give notice of the registration to the parties to the Registration Rights Agreement and, subject to certain limitations, include shares of common stock held by them in the registration. See "Certain Relationships and Related-Party Transactions—Registration Rights Agreement" for a more detailed description of the Registration Rights Agreement. In addition, we expect that certain of our stockholders will adopt trading plans established under Rule 10b5-1 of the Securities Exchange Act of 1934, or the Exchange Act, pursuant to which they will each sell, subject to the terms of such trading plans, a significant portion of their remaining shares of common stock commencing following the expiration of the lock-up agreements they entered into in connection with this offering. See "Certain Relationships and Related Party Transactions—Letter Agreement." If our existing stockholders register or sell substantial amounts of our common stock, including in this offering, this could harm the market price of our common stock, even if there is no relationship between the registration or sales and the performance of our business. In addition, as restrictions on resale end, the market price of our shares of common stock could drop if the holders of these shares sell them or are perceived by the markets as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

        We have also registered shares of common stock that we may issue under our equity compensation plans, which are able to be sold freely in the public market upon issuance, subject to volume limitations applicable to affiliates.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

        We are an emerging growth company as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised financial standards under the JOBS Act as an emerging growth company.

        For as long as we continue to be an emerging growth company, we may also take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, exemption from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor's report on financial statements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute arrangements, and reduced financial reporting requirements. Investors may find our common stock less attractive because we rely on these exemptions, which could result in a less active trading market for our common stock, increased price fluctuation, and a decrease in the trading price of our common stock.

We will cease to qualify as an emerging growth company as of December 28, 2019, in which case we will be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, and must comply with certain new accounting standards and with other requirements that we were previously exempt from as an emerging growth company, that may be difficult for us to satisfy in a timely fashion.

        We will cease to qualify as an emerging growth company as of December 28, 2019, the end of our current fiscal year, because the market value of our common stock held by non-affiliates exceeded $700 million as of June 28, 2019, the last business day of our most recently completed second fiscal quarter. As a result, we will be required to comply with the additional requirements associated with no longer being an emerging growth company, including the requirements for accelerated adoption of certain new accounting standards, the requirement that our independent registered public accounting firm express an opinion as to the effectiveness of our internal control over financial reporting, and the other disclosure and governance requirements described above. Section 404(a) of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on the internal control over financial reporting. Section 404(b) of that Act will require that we file our independent registered public accounting firm's attestation report on our internal control over financial reporting. We are in the process of planning for the accelerated adoption of new accounting standards as well as designing, documenting or implementing the incremental internal control over financial reporting required to comply with these obligations, which will be time consuming, costly and complicated. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. As a result of the material weakness related to our ITGCs, we may be unable to assert in our Annual Report on Form 10-K for the fiscal year ending December 28, 2019 that our internal control over financial reporting is effective as of December 28, 2019, and our independent registered public accounting firm may issue a report that our internal control over financial reporting is not effective as of such date.

        If we are unable to complete the implementation of certain new accounting standards, if we identify previously undetected material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm expresses a negative report as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

        Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  provide that our Board of Directors is classified into three classes of directors;

  •
  prohibit stockholders from taking action by written consent from and after the date that Cortec beneficially owns less than 35% of our outstanding shares of common stock, which may occur in connection with, or after, the completion of this offering;

  •
  provide that stockholders may remove directors only for cause, and only with the approval of holders of at least 66 2/3% of our then outstanding common stock, from and after the date that Cortec beneficially owns less than 35% of our outstanding common stock, which may occur in connection with, or after, the completion of this offering;

  •
  provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or as set forth in the Stockholders Agreement, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  restrict the forum for certain litigation against us to Delaware;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election);

  •
  provide that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, our CEO, or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

  •
  provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

  •
  provide that certain provisions of our amended and restated certificate of incorporation may only be amended upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote, voting together as a single class.

        These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. In addition, we have opted out of the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which generally prohibit a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. However, our amended and restated certificate of incorporation provides substantially the same limitations as are set forth in Section 203 but also provides that Cortec and its affiliates and any of their direct or indirect transferees and any group as to which such persons are a party do not constitute interested stockholders for purposes of this provision.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

        Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our stockholders, directors, officers, or other employees to us or to our stockholders; (c) any action asserting a claim arising pursuant to the DGCL; or (d) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

We do not intend to pay dividends for the foreseeable future.

        Other than the Special Dividend (as defined below), we have not declared or paid any dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant. In addition, the Credit Facility precludes our and our subsidiaries' ability to, among other things, pay dividends or make any other distribution or payment on account of our common stock, subject to certain exceptions. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

YETI Holdings, Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

        As a holding company, our principal source of cash flow is distributions from our subsidiaries. Therefore, our ability to fund and conduct our business, service our debt, and pay dividends, if any, depends on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. The ability of our subsidiaries to distribute cash to us is also subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt, and pay dividends, if any, could be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this prospectus are forward looking statements. Forward-looking statements include statements containing words such as "anticipate," "assume," "believe," "can," have," "contemplate," "continue," "could," "design," "due," "estimate," "expect," "forecast," "goal," "intend," "likely," "may," "might," "objective," "plan," "predict," "project," "potential," "seek," "should," "target," "will," "would," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operational performance or other events. For example, all statements made relating to growth strategies, the estimated and projected costs, expenditures, and growth rates, plans and objectives for future operations, growth, or initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that are expected and, therefore, you should not unduly rely on such statements. The risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these forward-looking statements include but are not limited to:

  •
  our ability to maintain and strengthen our brand and generate and maintain ongoing demand for our products;

  •
  our ability to successfully design and develop new products;

  •
  our ability to effectively manage our growth;

  •
  our ability to expand into additional consumer markets, and our success in doing so;

  •
  the success of our international expansion plans;

  •
  our ability to compete effectively in the outdoor and recreation market and protect our brand;

  •
  the level of customer spending for our products, which is sensitive to general economic conditions and other factors;

  •
  problems with, or loss of, our third-party contract manufacturers and suppliers, or an inability to obtain raw materials;

  •
  fluctuations in the cost and availability of raw materials, equipment, labor, and transportation and subsequent manufacturing delays or increased costs;

  •
  the implementation of announced, or the enactment of new, tariffs by the U.S. government or by countries to which we export our products or raw materials;

  •
  our ability to accurately forecast demand for our products and our results of operations;

  •
  our relationships with our national, regional, and independent retailers, who account for a significant portion of our sales;

  •
  the impact of natural disasters and failures of our information technology on our operations and the operations of our manufacturing partners;

  •
  our ability to attract and retain skilled personnel and senior management, and to maintain the continued efforts of our management and key employees;

  •
  the impact of our indebtedness on our ability to invest in the ongoing needs of our business;

  •
  the impact of our "controlled company" exemptions under NYSE listing standards and the expected loss of such exemptions, subject to applicable phase-in periods; and

  •
  other risks and uncertainties described in "Risk Factors."

        These forward-looking statements are made based upon detailed assumptions and reflect management's current expectations and beliefs. While we believe that these assumptions underlying the forward-looking statements are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect actual results.

        See the "Risk Factors" section and elsewhere in this prospectus for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties we face that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

        We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

 USE OF PROCEEDS

        The selling stockholders will receive all the net proceeds from this offering. We will not receive any proceeds from the sale of common stock by the selling stockholders.

 DIVIDEND POLICY

        We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant.

        The Credit Facility prohibits us and our subsidiaries, and any future agreements may prohibit us and our subsidiaries, from, among other things, paying any dividends or making any other distribution or payment on account of our common stock other than certain exceptions. See "Description of Indebtedness."

        On May 17, 2016, we declared and paid a cash dividend of $5.54 per common share, which we refer to as the Special Dividend, as a partial return of capital to our stockholders, which totaled $451.3 million. Of the Special Dividend, $312.1 million, $0.1 million, and $48.9 million was paid to Cortec, our CEO, and our Founder board member, respectively. Other than the Special Dividend, we have not declared or paid any cash dividends on our common stock.

 CAPITALIZATION

        The following table sets forth our cash and capitalization as of September 28, 2019.

        You should read this information in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of September 28, 2019
Actual
(in thousands, except per share data)
Cash(1)	$34,557

Long-term debt (excludes debt issuance costs)
Credit Facility
Revolving Credit Facility	—
Term Loan A, due 2021	$298,013
Term Loan B, due 2022	—
Rambler On promissory note	—

Total long-term debt (excludes debt issuance costs)	298,013
Stockholders' equity:
Common stock, par value $0.01 per share: 600,000 shares, authorized, 85,775 shares issued and outstanding actual	858
Preferred stock, par value $0.01 per share: 30,000 shares authorized, 0 shares issued and outstanding	—
Additional paid-in capital	281,418
Accumulated deficit	(194,287)
Accumulated other comprehensive loss	(129)

Total stockholders' equity	87,860

Total capitalization	$385,873

(1)
If the selling stockholders sell at least 10,918,000 shares in this offering, or if Cortec's ownership of our outstanding voting securities otherwise falls below 35%, we intend to use cash on hand to pay tax withholding obligations in connection with the vesting and settlement of certain employee restricted stock units. The amount of such tax withholding obligations, which we estimate will be in a range of approximately $14.0 million to $17.0 million, will be based on the closing price for our common stock as reported on the New York Stock Exchange on the date that such restricted stock units are settled in shares of our common stock. See "Executive Compensation—RSU Awards."

 DILUTION

        Except for the 80,549 shares to be sold by certain of our executive officers by exercising options to purchase shares of common stock under the 2012 Plan, the shares of common stock to be sold by the selling stockholders pursuant to this prospectus are currently issued and outstanding. Accordingly, the only dilution to our existing stockholders as a result of this offering will be as a result of the exercise of stock options by certain of our executive officers.

 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth a summary of our historical selected consolidated financial data for the periods and at the dates indicated. Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52- to 53-week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements. Fiscal years 2018 and 2017 included 52 weeks. The first nine months of fiscal 2019 and 2018 included 39 weeks. Our consolidated financial data as of December 29, 2018 and December 30, 2017 and for 2018, 2017, and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data as of September 28, 2019 and for the nine months ended September 28, 2019 and for the nine months ended September 29, 2018 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include all adjustments necessary for a fair presentation of this information. The consolidated financial data as of December 31, 2016 and December 31, 2015 and for 2015 have been derived from our audited condensed consolidated financial statements not included in this prospectus. The percentages below indicate the statement of operations data as a percentage of net sales. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

	Nine Months Ended				Fiscal Year Ended
(in thousands, except per share data)	September 28, 2019		September 29, 2018		December 29, 2018		December 30, 2017		December 31, 2016		December 31, 2015
Statement of Operations
Net sales	$616,132	100%	$537,654	100%	$778,833	100%	$639,239	100%	$818,914	100%	$468,946	100%
Cost of goods sold	303,152	49%	282,354	53%	395,705	51%	344,638	54%	404,953	49%	250,245	53%

Gross profit	312,980	51%	255,300	47%	383,128	49%	294,601	46%	413,961	51%	218,701	47%
Selling, general, and administrative expenses	235,191	38%	190,746	35%	280,972	36%	230,634	36%	325,754	40%	90,791	19%

Operating income	77,789	13%	64,554	12%	102,156	13%	63,967	10%	88,207	11%	127,910	27%
Interest expense	(17,081)	3%	(24,474)	5%	(31,280)	4%	(32,607)	5%	(21,680)	3%	(6,075)	1%
Other income (expense)	(192)	0%	(325)	0%	(1,261)	0%	699	0%	(1,242)	0%	(6,474)	1%

Income before income taxes	60,516	10%	39,755	7%	69,615	9%	32,059	5%	65,285	8%	115,361	25%
Income tax expense	(14,824)	2%	(7,161)	1%	(11,852)	2%	(16,658)	3%	(16,497)	2%	(41,139)	9%

Net income	$45,692	7%	$32,594	6%	57,763	7%	15,401	2%	48,788	6%	74,222	16%

Net income attributable to noncontrolling interest	—	—	—	—	—	—	—	—	(811)	—	—	—

Net income to YETI Holdings, Inc.	$45,692	7%	$32,594	6%	$57,763	7%	$15,401	2%	$47,977	6%	$74,222	16%

Adjusted operating income(1)	$98,476	16%	$78,324	15%	124,203	16%	76,003	12%	220,208	27%	136,043	29%
Adjusted net income(1)	61,311	10%	43,641	8%	75,690	10%	23,126	4%	134,559	16%	79,484	17%
Adjusted EBITDA(1)	119,504	19%	96,831	18%	$149,049	19%	$97,471	15%	$231,862	28%	$137,101	29%
Net income to YETI Holdings, Inc. per share
Basic	$0.54		$0.40		$0.71		$0.19		$0.59		$0.93
Diluted	$0.53		$0.39		$0.69		$0.19		$0.58		$0.92
Adjusted net income per share(1)
Diluted	$0.71		$0.53		$0.91		$0.28		$1.63		$0.99
Weighted average common shares outstanding
Basic	84,686		81,238		81,777		81,479		81,097		79,775
Diluted	86,152		82,946		83,519		82,972		82,755		80,665

(1)
For the definition of adjusted operating income, adjusted net income, adjusted EBITDA and adjusted net income per share, and a reconciliation of such measures to operating income and net income, as applicable, see "Prospectus Summary—Summary Consolidated Financial and Other Data."

		As of Fiscal Year End,
	As of September 28, 2019
(dollars in thousands)		2018	2017	2016
Balance Sheet and Other Data
Inventory	$209,154	$145,423	$175,098	$246,119
Property and equipment, net	81,242	74,097	73,783	47,090
Total assets	559,695	514,213	516,427	536,107
Long-term debt including current maturities	294,832	328,014	475,682	537,238
Total stockholders' equity (deficit)(1)	87,860	28,971	(76,231)	(95,101)
Purchases of property and equipment	24,249	20,860	42,197	35,588

(1)
Total stockholders' equity (deficit) includes the impact of noncontrolling interest related to the consolidation of Rambler On as a variable interest entity in 2016.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Special Note Regarding Forward-Looking Statements" and "Risk Factors" and elsewhere in this prospectus. Some of the numbers included herein have been rounded for the convenience of presentation.

Executive Summary

        We are a growing designer, marketer, retailer, and distributor of a variety of innovative, branded, premium products to a wide-ranging customer base. Our mission is to ensure that each YETI product delivers exceptional performance and durability in any environment, whether in the remote wilderness, at the beach, or anywhere else life takes our customers. By consistently delivering high-performing products, we have built a following of engaged brand loyalists throughout the United States, Canada, Australia, Japan, and elsewhere, ranging from serious outdoor enthusiasts to individuals who simply value products of uncompromising quality and design. Our relationship with customers continues to thrive and deepen as a result of our innovative new product introductions, expansion and enhancement of existing product families, and multifaceted branding activities.

        Our marketing strategy has been instrumental in driving sales and building equity in the YETI brand. We have become a trusted and preferred brand to experts and serious enthusiasts in an expanding range of outdoor pursuits. Their brand advocacy, combined with our various marketing efforts, has broadened our appeal to a larger consumer population. We produce original short films and distribute them through our content-rich website, active social media presence, and email subscriber base. We maintain a large and active roster of YETI Ambassadors, a diverse group of men and women throughout the United States and select international markets, comprised of world-class anglers, hunters, rodeo cowboys, barbecue pitmasters, surfers, and outdoor adventurers who embody our brand. We also directly engage with our current and target customers by sponsoring and participating in a variety of events, including sportsman shows, outdoor festivals, rodeos, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We believe our innovative consumer engagement reinforces the authenticity and aspirational nature of our brand and products across our expanding customer base.

        We bring our products to market through a diverse omni-channel strategy, comprised of our select group of national, regional, and independent retail partners and our DTC channel. Within our wholesale channel, our national retail partners include Dick's Sporting Goods, REI, Academy Sports + Outdoors, Bass Pro Shops/Cabela's, Ace Hardware, and Williams Sonoma. We also expect to sell our products through Lowe's beginning in December 2019. Our network of independent retail partners includes outdoor specialty, hardware, sporting goods, and farm and ranch supply stores. Our DTC channel is comprised of YETI.com, country and region specific YETI websites, YETI Authorized on the Amazon Marketplace, corporate sales, and our retail and pop-up stores. Our DTC channel provides authentic, differentiated brand experiences, customer engagement, and expedited customer feedback, enhancing the product development cycle while providing diverse avenues for growth.

        From 2013 to 2016, yearly net sales were $89.9 million, $147.7 million, $468.9 million, and $818.9 million, respectively, representing a CAGR of 109% for the three-year period. Beginning in late 2016 and throughout 2017, we were affected by a confluence of internal and external factors that adversely impacted our growth and profitability, resulting in a decrease of net sales by 22% to $639.2 million for 2017. However, initiatives taken in 2017 and 2018 increased net sales by 22% to $778.8 million for 2018.

        Driven by strong customer demand and a shortage of product in 2015, retailers aggressively stocked our products during 2016, which led to excess inventory in our wholesale channel and drove many of our retail partners to reduce purchases in the first half of 2017. During this period, we were also impacted by a challenging wholesale marketplace generally, notably the delayed merger of Bass Pro Shops and Cabela's, which slowed ordering, negative trends in the U.S. retail environment, including several retailer bankruptcies, and the repositioning by a major retail partner towards "every day low prices" and private label products at the expense of our premium products. Additionally, we settled several lawsuits that we had initiated against competitors in which we alleged they were infringing on our intellectual property across our range of products. While these settlements were favorable to YETI over the long term, during the first half of 2017, they resulted in competitors being allowed to liquidate the disputed inventory at low prices.

        In response to these events, we immediately implemented several initiatives, such as executing a series of pricing actions, introducing new products, driving growth of our DTC business, focusing and diversifying our independent dealer base, rationalizing our manufacturing supplier base, strengthening our team by adding several key executives and increasing our employee count, and investing in enhanced information technology systems. These initiatives proved successful and by year end 2017 had reduced retailer and company inventory levels to targeted levels, enhanced liquidity, reinvigorated growth, and better positioned YETI for long-term success.

        To continue this momentum into 2018 and beyond, we built on the initiatives of 2017 and further invested in our long-term success by:

  •
  adding several key executives, including our Senior Vice President and Chief Financial Officer, Senior Vice President of Talent, and Senior Vice President and Chief Marketing Officer, and increasing our employee count from 507 at the end of 2017 to 647 at the end of 2018, and to 761 as of September 28, 2019;

  •
  completing our initial public offering, which provided us with $42.4 million in net proceeds that we used to repay our Term Loan B, as defined below;

  •
  expanding our international presence in Canada, Australia, Japan, Europe, and New Zealand;

  •
  continuing growth in our DTC business by driving brand awareness and traffic to YETI.com and increasing and further developing our customer and corporate customization business;

  •
  launching the YETI.ca, uk.YETI.com, eu.YETI.com, and nz.YETI.com websites for Canada, the United Kingdom, Europe, and New Zealand, respectively;

  •
  opening retail stores in Charleston, South Carolina and Chicago, Illinois;

  •
  signing leases for our next retail location in Denver, Colorado;

  •
  opening pop-up stores in Austin and Dallas, Texas in October 2019 and November 2019, respectively;

  •
  launching our first national television campaign and celebrating the Tundra's 10th anniversary by touring eleven different cities around the United States with a showcase of YETI films;

  •
  introducing new products in existing product families, specifically an expanded line of hard coolers including our first wheeled hard cooler, the Tundra Haul, and our water cooler, the Silo, and dog bowls; our next-generation Hopper M30 Soft Cooler; new soft coolers, the Hopper BackFlip Soft Cooler and Daytrip Lunch Bag; an expanded line of storage, transport, and outdoor living including the Panga Backpack, Tocayo Backpack, Camino Carryall, Hondo Base Camp Chair, Lowlands Blanket, LoadOut GoBox, Crossroads 23 Backpack, Crossroads Tote Bag, and Trailhead Dog Bed; and new Drinkware products including the Rambler Wine Tumbler, Rambler Stackable Pints,

    Rambler Jr. Kids Bottle, Rambler 10 oz. Stackable Mug, Rambler 12 oz. Bottle with Hotshot Cap, as well as new colorways and accessories for Rambler Drinkware;

  •
  launching new colorways including Reef Blue, Canyon Red, Sand, Clay, River Green, and Peak Purple;

  •
  investing in our wholesale channel by launching our online training tool that allows employees of YETI authorized dealers to become product experts;

  •
  diversifying our manufacturing supplier base to reduce concentration for several products;

  •
  negotiating lower product costs in key areas of our product portfolio and, where we deemed it appropriate, implementing pricing actions on select hard coolers; and

  •
  collaborating with our third-party logistics partners to improve processing speeds and increase shipping capabilities.

        These initiatives enabled us to successfully expand our customer base, both demographically and geographically, enhance existing product lines, accelerate new product innovation, and improve customer service. Furthermore, our actions in 2017 and 2018 enabled our brand to remain strong and YETI awareness to grow.

        Today, we operate a balanced omni channel distribution model, anchored by a strong and diversified retailer network, as well as a powerful DTC platform, with a wider range of products. We believe that because of these strengths and our expanding brand awareness, we are positioned to achieve sustainable long-term growth.

Recent Developments

Retail Store Openings

        In September 2019 and June 2019, we opened retail stores in Chicago, Illinois and Charleston, South Carolina, respectively. In addition, in March 2019, we entered into a lease for a new retail location in Denver, Colorado, which we plan to open in the first quarter of 2020.

        Additionally, we opened a pop-up store in each of Austin and Dallas, Texas in October 2019 and November 2019, respectively.

International Expansion

        As part of our strategy to expand internationally, we began fulfilling wholesale orders in New Zealand and the United Kingdom in August 2019 and September 2019, respectively; launched nz.YETI.com in New Zealand in August 2019; launched the uk.YETI.com and eu.YETI.com websites in the United Kingdom and Europe in July 2019; and launched YETI.ca website in Canada in June 2019 to provide consumers the opportunity to purchase YETI products directly online.

New Distribution Center

        In August 2019, we began fulfilling customer orders out of a new distribution facility in Salt Lake City, Utah, which is managed by a global third-party logistics provider.

Extinguishment of Debt

        In May 2019, we repaid in full $1.5 million of remaining principal amount on the unsecured promissory note to Rambler On LLC, or Rambler On, and $0.1 million of accrued interest outstanding thereon, using cash on hand.

Product Customization Website Integration

        In April 2019, we integrated our product customization services into YETI.com to provide customers with a seamless shopping and product customization experience at a single point-of-sale. This service allows customers to personalize products with licensed marks and original artwork. Previously, customers had to leave YETI.com and access YETIcustomshop.com for customization services.

Intellectual Property Acquisition

        In March 2019, we acquired the intellectual property rights related to the YETI brand across several jurisdictions, primarily in Europe and Asia, for $9.1 million, pursuant to certain purchase agreements we entered into with a European outdoor retailer. The intellectual property rights include trademark registrations and applications for YETI formative trademarks for goods and services as well as domain names that include the YETI trademark.

Product Introductions

        During the first nine months of 2019, we introduced our LoadOut GoBox, Rambler 12 oz. Bottle with Hotshot Cap, Daytrip Lunch Bag, next-generation Hopper M30 Soft Cooler, Rambler Jr. Kids Bottle, Rambler 10 oz. Stackable Mug, Trailhead Dog Bed, Boomer 4 Dog Bowl, Crossroads 23 Backpack, Crossroads Tote Bag, Rambler 24 oz. Mug, and new colorways for Drinkware, hard and soft coolers, and for our Camino Carryall. We also expanded distribution of our Camino Carryall to our wholesale channel.

General

Components of Our Results of Operations.

  Net Sales

        Net sales are comprised of wholesale channel sales to our retail partners and sales through our DTC channel. Net sales in both channels reflect the impact of product returns, as well as discounts for certain sales programs or promotions.

        We believe that our net sales include a seasonal component. In our wholesale and DTC channels, we expect our net sales to be highest in our second and fourth quarters, with the first quarter generating the lowest sales. We expect this seasonality will continue to be a factor in our results of operations.

        We discuss the net sales of our products in our two primary categories: Coolers & Equipment and Drinkware. Our Coolers & Equipment category includes hard coolers, soft coolers, outdoor equipment and other products, as well as accessories and replacement parts for these products. In 2019, we reclassified our Boomer 8 Dog Bowl into Coolers & Equipment from our Other category. Our Drinkware category includes our stainless-steel drinkware products and related accessories. In addition, our Other category is primarily comprised of ice substitutes and YETI-branded gear, such as shirts, hats, and other miscellaneous products. As a result of our more balanced omni-channel distribution model and wider range of products, we expect our net sales will continue to increase while our net sales growth rate may moderate.

  Gross Profit

        Gross profit reflects net sales less cost of goods sold, which primarily includes the purchase cost of our products from our third-party contract manufacturers, inbound freight and duties, product quality testing and inspection costs, depreciation expense of our molds and equipment, and the cost of customizing Drinkware products.

        We calculate gross margin as gross profit divided by net sales. Gross margin in our DTC sales channel is generally higher than that on sales in our wholesale channel. We anticipate that our DTC net sales may grow at a faster rate than our net sales in our wholesale channel. If so, and if we are able to realize greater economies of scale, we would expect a favorable impact to aggregate gross margin over time. This favorable anticipated gross margin impact may not be realized, or may be offset by other unfavorable gross margin factors. Additionally, any new products that we develop, or our planned expansion into new geographies, may impact our future gross margin.

  Selling, General, and Administrative Expenses

        SG&A expenses consist primarily of marketing costs, employee compensation and benefits costs, costs of our outsourced warehousing and logistics operations, costs of operating on third-party DTC marketplaces, professional fees and services, non-cash stock-based compensation, cost of product shipment to our customers, depreciation and amortization expense, and general corporate infrastructure expenses. We anticipate that SG&A expenses will increase in the future based on our plans to increase staff levels, open additional retail and pop-up stores, expand marketing activities, and bear additional costs as a public company, but to decrease as a percentage of net sales over time. In particular, we plan to open additional retail stores in 2020.

  Change in Fiscal Year and Reporting Calendar

        Effective January 1, 2017, we converted our fiscal year-end from a calendar year ending December 31 to a "52- to 53-week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements.

Results of Operations

        The discussion below should be read in conjunction with the following table and our unaudited and audited financial statements and related notes appearing elsewhere in this prospectus. The following table sets forth selected statement of operations data, and their corresponding percentage of net sales, for the periods indicated.

Statement of Operations Data

	Nine Months Ended				Fiscal Year Ended
(dollars in thousands)	September 28, 2019		September 29, 2018		December 29, 2018		December 30, 2017		December 31, 2016
Statement of Operations
Net sales	$616,132	100%	$537,654	100%	$778,833	100%	$639,239	100%	$818,914	100%
Cost of goods sold	303,152	49%	282,354	53%	395,705	51%	344,638	54%	404,953	49%

Gross profit	312,980	51%	255,300	47%	383,128	49%	294,601	46%	413,961	51%
Selling, general, and administrative expenses	235,191	38%	190,746	35%	280,972	36%	230,634	36%	325,754	40%

Operating income	77,789	13%	64,554	12%	102,156	13%	63,967	10%	88,207	11%
Interest expense	(17,081)	3%	(24,474)	5%	(31,280)	4%	(32,607)	5%	(21,680)	3%
Other income (expense)	(192)	0%	(325)	0%	(1,261)	0%	699	0%	(1,242)	0%

Income before income taxes	60,516	10%	39,755	7%	69,615	9%	32,059	5%	65,285	8%
Income tax expense	(14,824)	2%	(7,161)	1%	(11,852)	2%	(16,658)	3%	(16,497)	2%

Net income	$45,692	7%	$32,594	6%	57,763	7%	15,401	2%	48,788	6%

Less: Net income attributable to noncontrolling interest	—	—	—	—	—	—	—	—	(811)	—

Net income attributable to YETI Holdings, Inc.	$45,692	7%	$32,594	6%	$57,763	7%	$15,401	2%	$47,977	6%

Nine Months Ended September 28, 2019 Compared to Nine Months Ended September 29, 2018

	Nine Months Ended
			Change
	September 28, 2019	September 29, 2018
(dollars in thousands)			$	%
Net sales	$616,132	$537,654	$78,478	15%
Gross profit	$312,980	$255,300	$57,680	23%
Gross margin (Gross profit as a % of net sales)	50.8%	47.5%
Selling, general, and administrative expenses	$235,191	$190,746	$44,445	23%
SG&A as a % of net sales	38.2%	35.5%

Net Sales

        Net sales increased $78.5 million, or 15%, to $616.1 million for the nine months ended September 28, 2019, compared to $537.7 million for the nine months ended September 29, 2018. This increase in net sales was primarily driven by growth in our DTC channel. DTC channel net sales increased $60.2 million, or 34%, to $237.2 million, compared to $176.9 million in the prior year period, led by strong performance in both Coolers & Equipment and Drinkware categories. Net sales in our wholesale channel increased $18.3 million, or 5%, to $379.0 million, compared to $360.7 million in the same period last year, primarily driven by increased net sales in Coolers & Equipment. Our net sales growth benefited by approximately $8 million due to a cumulative effect adjustment we recorded in connection with the transition from a sell-in to a sell-through revenue recognition method in the second quarter of 2018, which reduced the second quarter of 2018 net sales by approximately $8 million for sales through YETI Authorized on the Amazon Marketplace.

        Net sales in our two primary product categories were as follows:

  •
  Drinkware net sales increased by $53.6 million, or 19%, to $334.3 million, compared to $280.7 million in the prior year period, primarily driven by the continued expansion of our Drinkware product offerings, including the introduction of new colorways, sizes, and accessories, and strong demand for customization.

  •
  Coolers & Equipment net sales increased by $26.5 million, or 11%, to $266.6 million, compared to $240.0 million in the same period last year, primarily driven by strong performance in outdoor living products, bags, hard coolers, soft coolers, and cargo, as well as the expanded distribution of the Camino Carryall to our wholesale channel during the first quarter of 2019.

Gross Profit

        Gross profit increased $57.7 million, or 23%, to $313.0 million for the nine months ended September 28, 2019, compared to $255.3 million for the nine months ended September 28, 2018. Gross margin increased 330 basis points to 50.8% from 47.5% in the same period last year. The increase in gross margin was primarily driven by:

  •
  cost improvements across our product portfolio, particularly in our Drinkware category, which favorably impacted gross margin by approximately 270 basis points;

  •
  an increase in the mix of higher margin DTC channel net sales, which favorably impacted gross margin by approximately 180 basis points; and

  •
  lower inbound air freight, reflecting higher costs to expedite Drinkware inventory supply in prior periods, which favorably impacted gross margin by approximately 80 basis points.

        These factors, which contributed to the increase in gross margin were partially offset by the unfavorable impact of:

  •
  increased tariff rates, which reduced gross margin by approximately 110 basis points;

  •
  end-of-life price reductions on our Hopper Two 30 soft cooler implemented in the second quarter of 2019, which reduced gross margin by approximately 30 basis points; and

  •
  inventory reserve reductions in the prior year period and other impacts, which reduced gross margin by approximately 60 basis points.

Selling, General, and Administrative Expenses

        SG&A expenses increased by $44.4 million, or 23%, to $235.2 million for the nine months ended September 28, 2019 compared to $190.7 million for the nine months ended September 29, 2018. As a percentage of net sales, SG&A increased 270 basis points to 38.2% for the nine months ended September 28, 2019. The increase in SG&A expenses was primarily driven by:

  •
  an increase of $23.5 million, or 180 basis points, in selling expenses due to higher marketing expenses, which were broad-based across both brand and performance marketing efforts as well as higher variable expenses, driven by our faster growing DTC channel net sales, including online marketplace fees, outbound freight, and credit card processing fees, partially offset by lower third-party logistics fees; and

  •
  an increase of $20.9 million, or 90 basis points, in general and administrative expenses primarily due to (i) increased personnel to support growth in our business and increased non-cash stock-based compensation expense; (ii) incremental costs incurred in connection with our ongoing transition to being a public company, including costs related to our secondary offering in May 2019; (iii) higher temporary labor and information technology expenses to support growth and continued development of our omni-channel capabilities; (iv) increased depreciation and amortization expense; and (v) increased facilities costs, partially offset by other general and administrative cost savings.

Non-Operating Expenses

        Interest expense was $17.1 million for the nine months ended September 28, 2019, compared to $24.5 million for the nine months ended September 29, 2018. The decrease in interest expense was primarily due to decreased balances on our Credit Facility (as defined below) on which the interest expense is calculated. See further discussion of our Credit Facility in "—Liquidity and Capital Resources" below.

        Income tax expense was $14.8 million for the nine months ended September 28, 2019, compared to $7.2 million for the nine months ended September 29, 2018. The increase in income tax expense is due to higher income before income taxes and a higher effective tax rate. The effective tax rate for the nine months ended September 28, 2019 was 24%, compared to 18% for the nine months ended September 29, 2018. The lower effective tax rate for the nine months ended September 29, 2018 reflected a discrete net tax benefit resulting from a revaluation of deferred tax assets for state income taxes.

Year Ended December 29, 2018 Compared to Year Ended December 30, 2017

  Net Sales

	Fiscal Year Ended
			Change
	December 29, 2018	December 30, 2017
(Dollars in millions)			$	%
Net sales	$778.8	$639.2	$139.6	22%

        Net sales increased $139.6 million, or 22%, to $778.8 million in 2018 from $639.2 million in 2017. The increase in net sales was driven by increases in net sales from our DTC and wholesale channels. DTC channel net sales increased $93.0 million, or 48%, to $287.4 million in 2018 from $194.4 million in 2017. The DTC channel net sales increase was primarily driven by net sales increases in both Drinkware and Coolers & Equipment. Wholesale channel net sales increased $46.6 million, or 10%, to $491.4 million in 2018 from $444.9 million in 2017. The wholesale channel net sales increase was primarily driven by an increase in Drinkware net sales.

        Net sales in our two primary product categories were as follows:

  •
  Drinkware net sales increased $113.9 million, or 37%, to $424.2 million in 2018 from $310.3 million in 2017. The increase in Drinkware net sales was primarily driven by the expansion of our Drinkware product line, new accessories, and the introduction of new colorways during 2018.

  •
  Coolers & Equipment net sales increased $19.0 million, or 6%, to $331.2 million in 2018 from $312.2 million in 2017. The increase in Coolers & Equipment net sales was primarily driven by the expansion of our hard cooler and soft cooler products, as well as the introduction of several new storage, transport, and outdoor living products during 2018.

  Gross Profit

	Fiscal Year Ended
			Change
	December 29, 2018	December 30, 2017
(Dollars in millions)			$	%
Gross profit	$383.1	$294.6	$88.5	30%
Gross margin (Gross profit as a % of net sales)	49.2%	46.1%

        Gross profit increased $88.5 million, or 30%, to $383.1 million in 2018 from $294.6 million in 2017. Gross margin increased 310 basis points to 49.2% in 2018 from 46.1% in 2017. The increase in gross margin was primarily driven by the following:

  •
  leveraging fixed costs on higher net sales, which favorably impacted gross margin by approximately 180 basis points;

  •
  cost improvements across our product portfolio, which favorably impacted gross margin by approximately 170 basis points;

  •
  charges incurred in 2017 for inventory reserves that were not repeated in 2018, which favorably impacted gross margin by approximately 150 basis points;

  •
  increased higher-margin DTC channel sales, which favorably impacted gross margin by approximately 110 basis points;

  •
  charges incurred in 2017 for pricing actions related to our first-generation Hopper that were not repeated in 2018, which favorably impacted gross margin by approximately 30 basis points; and

  •
  decreased provisions for sales returns in 2018 compared to 2017, which favorably impacted gross margin by approximately 30 basis points.

        The above increases in gross margin were partially offset by price reductions on select hard cooler, soft cooler, and Drinkware products in the second half of 2017 and in 2018 to reposition these products in the market to create pricing space for new product introductions, which reduced gross margin by approximately 360 basis points in 2018.

Selling, General, and Administrative Expenses

	Fiscal Year Ended
			Change
	December 29, 2018	December 30, 2017
(Dollars in millions)			$	%
Selling, general, and administrative expenses	$281.0	$230.6	$50.3	22%
SG&A as a % of net sales	36.1%	36.1%

        SG&A expenses increased by $50.3 million, or 22%, to $281.0 million in 2018 from $230.6 million in 2017. As a percentage of net sales, SG&A expenses remained consistent at 36.1% in 2018 and 2017. SG&A expenses were impacted by the following: a $17.8 million increase in employee costs resulting from increased headcount to support the growth in our business; a $16.6 million increase in variable expenses such as marketplace fees, credit card fees, and distribution costs primarily as a result of increased net sales; a $6.9 million increase in professional fees, including the impact of reversing a previously recognized consulting fee in 2017 that was contingent upon the completion of our IPO attempt in 2016; a $3.1 million increase in information technology-related costs; a $2.3 million increase in depreciation and amortization expense; and a $1.5 million increase in other costs primarily due to an increase in facilities and utility costs and other operating expenses.

Non-Operating Expenses

        Interest expense decreased by $1.3 million to $31.3 million in 2018 from $32.6 million in 2017. The decrease in interest expense was primarily due to decreased borrowings under our Credit Facility.

        Income tax expense decreased by $4.8 million to $11.9 million in 2018 from $16.7 million in 2017. Our effective tax rate for 2018 was 17%, compared to 52% for 2017. The decrease in effective tax rate was due to the federal tax rate reduction in 2018, a benefit from a revaluation of state deferred tax assets, and the stock compensation tax benefit of exercised options in 2018 primarily in connection with our IPO, partially offset by an increase in state income tax expense. In addition, the income tax expense in 2017 was unusually high due to the revaluation of our net deferred tax assets as a result of the enactment of the Tax Act, which reduced the U.S. federal corporate tax rate from 35% to 21%.

Year Ended December 30, 2017 Compared to Year Ended December 31, 2016

  Net Sales

	Fiscal Year Ended
			Change
	December 30, 2017	December 31, 2016
(Dollars in millions)			$	%
Net sales	$639.2	$818.9	$(179.7)	(22)%

        Net sales decreased $179.7 million, or 22%, to $639.2 million in 2017, compared to $818.9 million in 2016. This decrease was primarily driven by a decline in net sales in our wholesale channel of $296.1 million, or 40%, which was partially offset by increased net sales in our DTC channel of $116.4 million, or 149%. Wholesale channel net sales declined significantly in both Coolers & Equipment and Drinkware in 2017 primarily as a result of excess levels of inventory of YETI product in our wholesale channel at the end of 2016. This wholesale channel inventory situation was caused by retail partners overbuying in the first half of 2016 in response to rapid 2015 product sell-through and resulting product shortages, a challenging overall U.S. retail environment, and inventory liquidations by certain competitors at low relative prices. DTC net sales increased significantly in both Coolers & Equipment and Drinkware. The increase in DTC net sales was largely attributable to our continued commitment to and significant investments in the DTC channel, which resulted in enhanced customer engagement with YETI.com, increased focus on selling through YETI Authorized on the Amazon Marketplace, and growth in custom Drinkware and hard cooler sales to customers and businesses.

        Net sales in our two primary product categories were as follows:

  •
  Coolers & Equipment net sales decreased by $37.2 million, or 11%, to $312.2 million in 2017, compared to $349.5 million in 2016. The decline was driven by lower hard cooler and soft cooler net sales in the wholesale channel, partially offset by an increase in both hard and soft cooler net sales in the DTC channel. Both channels benefited from expansion of our soft cooler Hopper FlipTM family product offerings, the introduction of premium storage buckets, a second-generation Hopper soft cooler, our PangaTM submersible duffel bags, and limited edition hard coolers.

  •
  Drinkware net sales decreased by $137.0 million, or 31%, to $310.3 million in 2017, compared to $447.3 million in 2016. The decline was driven by a decrease in the wholesale channel, partially offset by an increase in the DTC channel. Both channels benefited from new product introductions, including Rambler Jugs, the Rambler 14 oz. Mug, and additional Drinkware accessories, as well as the addition of Drinkware colorways.

        During the first half of 2017, we implemented a series of commercial actions aimed at better positioning us for long-term growth, such as implementing a series of pricing actions, introducing new products, growing our DTC business, focusing and diversifying our independent dealer base, rationalizing our manufacturing supplier base, strengthening our team by adding several key executives and increasing our employee count, and investing in enhanced information systems. These initiatives proved highly successful in reducing excess channel inventory and improving retailer sell-through, which fostered net sales growth in the second half of 2017.

  Gross Profit

	Fiscal Year Ended
			Change
	December 30, 2017	December 31, 2016
(Dollars in millions)			$	%
Gross profit	$294.6	$414.0	$(119.4)	(29)%
Gross margin (Gross profit as a % of net sales)	46.1%	50.5%

        Gross profit decreased $119.4 million, or 29%, to $294.6 million in 2017, compared to $414.0 million in 2016. Gross margin decreased 450 basis points to 46.1% from 50.6% in 2016. The decrease in gross margin was primarily driven by:

  •
  adding incremental, value-add features, and related costs to certain of our Drinkware products, which reduced gross margin by approximately 180 basis points;

  •
  the incremental manufacturing costs of YETI Custom Drinkware LLC, which we refer to as YCD, reflecting a full year in 2017 compared to five months during 2016, reduced gross margin by approximately 170 basis points. During the third quarter of 2016, we began consolidating Rambler On as a VIE, which was acquired by YCD, our wholly-owned subsidiary, during 2017;

  •
  price reductions on several hard cooler, soft cooler, and Drinkware products to reposition these products in the market to create pricing space for planned new product introductions, which reduced gross margin by approximately 160 basis points;

  •
  additional costs related to reworking certain Drinkware finished goods inventories to add color as well as customization, which reduced gross margin by approximately 130 basis points; and

  •
  disposition of certain prior generation, excess end-of-life soft cooler inventories through a peripheral bulk sales channel at a low gross margin, which reduced gross margin by approximately 90 basis points.

        These factors, which contributed to the aggregate reduction of consolidated gross margin, were partially offset by the favorable impact of:

  •
  reduced air freight on incoming Drinkware product deliveries as a percentage of net sales in 2017 versus 2016, which favorably impacted gross margin by approximately 250 basis points; and

  •
  an increase in the mix of higher margin DTC net sales in 2017 compared to 2016, which favorably impacted gross margin by approximately 80 basis points.

Selling, General, and Administrative Expenses

	Fiscal Year Ended
			Change
	December 30, 2017	December 31, 2016
(Dollars in millions)			$	%
Selling, general, and administrative expenses	$230.6	$325.8	$(95.1)	(29)%
SG&A as a % of net sales	36.1%	39.8%

        SG&A expenses decreased $95.1 million, or 29%, to $230.6 million in 2017, compared to $325.8 million in 2016. As a percentage of net sales, SG&A expenses decreased to 36.1% in 2017 from 39.8% in 2016. The decrease in SG&A expenses was primarily driven by a non-recurring charge to non-cash stock-based compensation of $104.4 million recognized in the first quarter of 2016, resulting from the accelerated vesting of certain outstanding stock options.

        After adjusting for the non-recurring charge to non-cash stock-based compensation expense, SG&A expenses increased by $9.3 million in 2017. The increase in SG&A expenses was driven primarily by increases in the following: Amazon Marketplace fees of $16.8 million; costs for outsourced warehousing and logistics and outbound freight of $8.1 million; depreciation and amortization of $5.3 million; and information technology expenses of $4.0 million. These SG&A expenses increases were partially offset by a $15.8 million reduction in professional fees, largely related to our 2016 IPO preparation, and a $12.7 million reduction in marketing expense.

Non-Operating Expenses

        Interest expense was $32.6 million in 2017, compared to $21.7 million in 2016. The increase in interest expense was primarily due to additional long-term indebtedness incurred under the Credit Facility in May 2016.

        Other income was $0.7 million in 2017, compared to other expense of $1.2 million in 2016. Other income in 2017 related to settlements received in certain actions to enforce our intellectual property in excess of amounts netted against related intangibles. Other expense in 2016 related to losses on early retirement of debt, primarily from unamortized deferred financing costs on our prior credit facility, which was outstanding at the time of repayment in May 2016.

        Income tax expense was $16.7 million in 2017, compared to $16.5 million in 2016. The effective tax rate increased to 52% in 2017 from 25% in 2016. We recognized additional income tax expense of $5.7 million in 2017, primarily due to the revaluation of our net deferred tax assets based on the enactment of the Tax Act. In addition, income tax expense was lower than usual in 2016 due to a higher benefit from the research and development credit and the consolidation of Rambler On as a VIE. Rambler On was a partnership, and as a nontaxable pass-through entity, no income tax was recorded on its income.

Liquidity and Capital Resources

        Our cash requirements have principally been for working capital purposes, long-term debt repayments, and capital expenditures. We fund our working capital, primarily inventory, accounts receivable, and capital investments from cash flows from operating activities cash on hand, and borrowings available under our Revolving Credit Facility (as defined below).

        At September 28, 2019, we had $34.6 million in cash on hand, no outstanding borrowings under our Revolving Credit Facility, and $100.0 million available for borrowing under our Revolving Credit Facility.

        The recent changes in our working capital requirements generally reflect the growth in our business. Although we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash requirements, to operate and grow our business, we believe that our available cash on hand, along with amounts available under our Revolving Credit Facility will be sufficient to satisfy our liquidity requirements for at least the next twelve months. However, the continued growth of our business, including our expansion into international markets and opening and operating our own retail locations, may significantly increase our expenses (including our capital expenditures) and cash requirements. For 2019, we expect capital expenditures for property and equipment to be between $30 million and $35 million, primarily related to new product development, information technology systems infrastructure, opening of new retail stores, investments in production molds and tooling and equipment, and expansion of our customization capabilities, including opening a second customization facility with a third-party manufacturer partner. The amount of our future product sales is difficult to predict, and actual sales may not be in line with our forecasts. As a result, we may be required to seek additional funds in the future from issuances of equity or debt, obtaining additional credit facilities, or loans from other sources.

        If the selling stockholders sell at least 10,918,000 shares in this offering, or if Cortec's ownership of our outstanding voting securities otherwise falls below 35%, we intend to use cash on hand to pay tax withholding obligations in connection with the vesting and settlement of certain employee restricted stock units. The amount of such tax withholding obligations, which we estimate will be in a range of approximately $14.0 million to $17.0 million, will be based on the closing price for our common stock as reported on the New York Stock Exchange on the date that such restricted stock units are settled in shares of our common stock. See "Executive Compensation—RSU Awards."

Credit Facility

        In May 2016, we entered into an agreement providing for a $650.0 million senior secured credit facility, which we refer to as the Credit Facility. The Credit Facility initially provided for: (a) a $100.0 million Revolving Credit Facility maturing on May 19, 2021, which we refer to as the Revolving Credit Facility; (b) a $445.0 million term loan A maturing on May 19, 2021, which we refer to as the Term Loan A; and (c) a $105.0 million term loan B that was to mature on May 19, 2022, which we refer to as the Term Loan B. As further described below, we repaid the Term Loan B in full during the fourth quarter of 2018. As of December 29, 2018, our interest rate on the Term Loan A was 6.35%. As of September 28, 2019, our interest rate on the Term Loan A was 5.81%. Interest is due at the end of each quarter if we have selected to pay interest based on the base rate or at the end of each London Interbank Offered Rate, or LIBOR, period if we have selected to pay interest based on LIBOR.

        On July 15, 2017, we amended the Credit Facility to reset the net leverage ratio covenant for the period ended June 2017 and thereafter, and we incurred $2.0 million in additional deferred financing fees.

        At December 29, 2018, we had $331.4 million principal amount of indebtedness outstanding under the Credit Facility. At December 30, 2017, we had $481.7 million principal amount of indebtedness outstanding under the Credit Facility. At September 28, 2019, we had $298.0 million principal amount of indebtedness under the Credit Facility.

  Revolving Credit Facility

        The Revolving Credit Facility, which matures May 19, 2021, allows us to borrow up to $100.0 million, including the ability to issue up to $20.0 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our Revolving Credit Facility, it does reduce the amount available. As of December 29, 2018 and December 30, 2017, we had no borrowings outstanding under the Revolving Credit Facility. As of December 29, 2018, we had $20.0 million principal amount in outstanding letters of credit with a 4.0% annual fee to supplement our supply chain finance program. As of September 28, 2019 and September 29, 2018, we had no borrowings outstanding under the Revolving Credit Facility. As of September 28, 2019, we had no outstanding letters of credit.

  Term Loan A

        The Term Loan A matures on May 19, 2021. Principal payments of $11.1 million are due quarterly with the entire unpaid balance due at maturity. As of December 29, 2018, we had $331.4 million principal amount of indebtedness outstanding under the Term Loan A. As of September 28, 2019, we had $298.0 million principal amount of indebtedness outstanding under the Term Loan A.

  Term Loan B

        The Term Loan B would have matured on May 19, 2022. During the fourth quarter of 2018, we voluntarily repaid in full the $47.6 million principal amount outstanding, and $0.6 million of accrued interest outstanding, under our Term Loan B, using the net proceeds from our IPO plus additional cash on hand. As a result of the voluntary repayment of the Term Loan B prior to maturity, we recorded a loss from extinguishment of debt of $0.7 million relating to the write-off of unamortized financing fees associated with the Term Loan B.

  Other Terms of the Credit Facility

        We may request incremental term loans, incremental equivalent debt, or revolving commitment increases, each of which we refer to as an Incremental Increase, of amounts of not more than $125.0 million in total plus an additional amount if our total secured net leverage ratio (as defined in the Credit Facility) is equal to or less than 2.50 to 1.00. In the event that any lenders fund any of the Incremental Increases, the terms and provisions of each Incremental Increase, including the interest rate, shall be determined by us and the lenders, but in no event shall the terms and provisions, when taken as a whole and subject to certain exceptions, of the applicable Incremental Increase, be more favorable to any lender providing any portion of such Incremental Increase than the terms and provisions of the loans provided under the Revolving Credit Facility and the Term Loan A, as applicable.

        The Credit Facility is (a) jointly and severally guaranteed by our wholly owned subsidiaries, YETI Coolers and YCD, and any future wholly-owned domestic subsidiaries, subject to certain exceptions, together, the Guarantors, and (b) secured by a first-priority lien on substantially all of our and the Guarantors' assets, subject to certain customary exceptions.

        The Credit Facility requires us to comply with certain financial ratios, including:

  •
  At the end of each fiscal quarter, a total net leverage ratio (as defined in the Credit Facility) for the four quarters then ended of not more than 6.50 to 1.00, 5.50 to 1.00, 4.50 to 1.00, 4.25 to 1.00, 4.00 to 1.00, and 3.50 to 1.00 for the quarters ended December 30, 2017, March 31, 2018, June 30, 2018, September 30, 2018, December 31, 2018, March 31, 2019 and thereafter, respectively; and

  •
  At the end of each fiscal quarter, an interest coverage ratio (as defined in the Credit Facility) for the four quarters then ended of not less than 3.00 to 1.00.

        In addition, the Credit Facility contains customary financial and non-financial covenants limiting, among other things, mergers and acquisitions; investments, loans, and advances; affiliate transactions; changes to capital structure and the business; additional indebtedness; additional liens; the payment of dividends; and the sale of assets, in each case, subject to certain customary exceptions. The Credit Facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the Credit Facility to be in full force and effect, and a change of control of our business. We were in compliance with all covenants under the Credit Facility as of September 28, 2019.

Equity

  Repurchase of Common Stock

        In March 2018, we purchased 0.4 million shares of our common stock at $4.95 per share from one of our stockholders for $2.0 million. We accounted for this purchase using the par value method, and subsequently retired these shares.

  Stock Splits

        In October 2018, we effected a 0.397-for-1 reverse stock split of all outstanding shares of our common stock. Share and per share data disclosed for all periods has been retroactively adjusted to reflect the effects of this stock split. This stock split was effected prior to the completion of our IPO, discussed below.

        In May 2016, our Board of Directors approved a 2,000-for-1 stock split of all outstanding shares of our common stock. In connection with the stock split, the number of authorized capital stock was increased from 200,000 to 400 million shares.

  Capital Stock Increase

        In October 2018, the Board of Directors approved an increase in our authorized capital stock of 200.0 million shares of common stock and 30.0 million shares of preferred stock. Following this increase our authorized capital stock of 630.0 million shares consisted of 600.0 million shares of common stock and 30.0 million shares of preferred stock. No shares were issued in connection with the increase in authorized capital stock. This capital stock increase occurred prior to the completion our IPO, discussed below.

  Initial Public Offering

        On October 29, 2018, we completed our IPO of 16,000,000 shares of our common stock at a public offering price of $18.00 per share, which included 2,500,000 shares of our common stock sold by us and 13,500,000 shares of our common stock sold by selling stockholders. The underwriters were also granted an option to purchase up to an additional 2,400,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after October 24, 2018. On November 28, 2018, the underwriters purchased an additional 918,830 shares of our common stock from the selling stockholders pursuant to a partial exercise of their option to purchase additional shares of common stock. We did not receive any proceeds from the sale of shares by selling stockholders. Based on our IPO price of $18.00 per share, we received net proceeds of $42.4 million after deducting underwriting discounts and commissions of $2.6 million. Additionally, we incurred offering costs of $4.6 million. On November 29, 2018, we used the net proceeds from the IPO plus additional cash on hand to repay our Term Loan B as described above.

Cash Flows from Operating, Investing, and Financing Activities

        The following table summarizes our cash flows from operating, investing, and financing activities for the periods indicated:

	Nine Months Ended		Fiscal Year Ended
(dollars in thousands)	September 28, 2019	September 29, 2018	December 29, 2018	December 30, 2017	December 31, 2016
Cash flows provided by (used in):
Operating activities	$26,558	$118,834	$176,068	$147,751	$28,911
Investing activities	(39,240)	(23,926)	(31,722)	(38,722)	(55,884)
Financing activities	(32,803)	(96,472)	(117,990)	(72,237)	8,011

  Operating Activities

        Nine Months Ended September 28, 2019.    Net cash provided by operating activities was $26.6 million in the nine months ended September 28, 2019 and was primarily driven by net income of $45.7 million and total non-cash items of $43.7 million, offset by an increase in net working capital items of $62.9 million. Non-cash items primarily consisted of depreciation and amortization of $21.2 million, non-cash stock-based compensation expense of $10.4 million, deferred income taxes of $9.9 million, the amortization of deferred loan costs of $1.7 million, and impairment of long-lived assets of $0.5 million. The change in net working capital items was primarily due to a $64.1 million increase in inventory, primarily reflecting a strategic buildup of Drinkware in advance of potential tariffs as well as investments to support anticipated sales growth, a $12.1 million increase in accounts receivable, a $3.6 million decrease in taxes payable, offset by a $16.7 million increase in accounts payable and accrued expenses related to trade payables and amounts owed to our third-party manufacturers.

        2018.    Net cash provided by operating activities of $176.1 million for 2018 was primarily driven by the favorable impact of a decrease in net working capital items of $71.7 million, net income of $57.8 million, and total non-cash items of $46.6 million. The change in net working capital items was primarily due to a $43.7 million increase in accounts payable and accrued expenses related to amounts owed to our third-party manufacturers as well as increased accrued incentive compensation, and a $29.6 million decrease in inventory driven by effective inventory management coupled with increased sales in the fourth quarter of 2018. Non-cash items primarily consisted of depreciation and amortization of $24.7 million and stock-based compensation expense of $13.2 million.

        2017.    Net cash provided by operating activities of $147.8 million for 2017 was primarily driven by the favorable impact of a decrease in net working capital items of $86.7 million, total non-cash items of $45.6 million, and net income of $15.4 million. The change in net working capital was primarily due to a $71.0 million decrease in inventory driven by effective inventory management coupled with increasing sales in the third and fourth quarters of 2017, a $28.0 million increase in accounts payable and accrued expenses primarily related to extending payment terms with vendors, and a decrease in other current assets of $17.9 million related to migrating towards payment terms with vendors versus prepayments, offset by an increase in accounts receivable of $29.9 million due to higher wholesale sales at the end of 2017. Non-cash items primarily consisted of depreciation and amortization of $20.8 million and stock-based compensation expense of $13.4 million.

        2016.    Net cash provided by operating activities of $28.9 million for 2016 was primarily driven by total non-cash items of $115.6 million and net income of $48.8 million, offset by the unfavorable impact of an increase in net working capital items of $135.4 million. Non-cash items primarily consisted of stock-based compensation expense of $118.4 million, deferred income taxes of $15.8 million, and depreciation and amortization of $11.7 million. The change in net working capital was primarily due to a $150.6 million increase in inventory due to increased demand after experiencing supply constraints in 2015.

  Investing Activities

        Nine Months Ended September 28, 2019.    Net cash used in investing activities of $39.2 million for the nine months ended September 28, 2019 was primarily related to $24.2 million of purchases of property and equipment for technology systems infrastructure, facilities, production molds, tooling and equipment, and $15.0 million of purchases of intangibles such as trademark assets and patents.

        2018.    Net cash used in investing activities of $31.7 million for the year ended December 29, 2018 was primarily related to $20.9 million of purchases of property and equipment for technology systems infrastructure, production molds, tooling, and equipment, and facilities, and $11.0 million of purchases of intangibles such as trade dress and trademark assets.

        2017.    Net cash used in investing activities of $38.7 million for the year ended December 30, 2017 was primarily related to $42.2 million of purchases of property and equipment for technology systems infrastructure, facilities, and production molds, as well as tooling and equipment, partially offset by $4.9 million of net cash inflow from purchases of intangibles activity reflecting cash proceeds from the settlement of litigation matters, partially offset by additions to patents, trade dress, and trademarks. In 2017, we acquired Rambler On and paid approximately $2.9 million for the acquisition, which increased our cash flows used in investing activities.

        2016.    Net cash used in investing activities of $55.9 million for the year ended December 31, 2016 was primarily related to $35.6 million of purchases of property and equipment production molds, as well as tooling and equipment, technology systems infrastructure, and facilities, and $24.7 million of purchases of intangibles for patents, trademarks, and trade dress. In addition, Cash flows from investing activities for 2016 were positively impacted by the cash at Rambler On, which totaled $5.0 million at the time of consolidation.

  Financing Activities

        Nine Months Ended September 28, 2019.    Net cash used in financing activities was $32.8 million for the nine months ended September 28, 2019 resulting from $33.4 million of repayments of long-term debt, a $1.5 million payment of the remaining principal amount on the unsecured promissory note to Rambler On, and $0.6 million in dividend payments to certain option holders, partially offset by $2.7 million of proceeds from employee option exercises. The dividend payments to certain option holders are related to a special dividend paid to our stockholders on May 17, 2016, which required us to pay a $7.9 million dividend to holders of unvested options as of May 17, 2016 that accrues over the requisite service period as the options vest (the "Options Dividend"). The Options Dividend was fully paid as of September 28, 2019.

        2018.    Net cash used in financing activities was $118.0 million for the year ended December 29, 2018 primarily resulted from $151.8 million of repayments of long-term debt, $2.5 million in dividend payments, and $2.0 million to repurchase common stock from one stockholder that was subsequently retired. These financing activity outflows were partially offset by $38.1 million of net proceeds, after deducting offering costs, from our IPO.

        2017.    Net cash used in financing activities was $72.2 million for the year ended December 30, 2017 primarily resulted from $45.6 million of repayments of long-term debt, a $20.0 million repayment of borrowings outstanding under our Revolving Credit Facility, $2.8 million dividend payments to certain option holders, and $2.0 million paid for financing fees related to the amendment to our Credit Facility.

        2016.    Net cash provided by financing activities was $8.0 million for the year ended December 31, 2016 primarily resulted from $473.8 million of net borrowings under the Credit Facility, net of financing fees, partially offset by $453.9 million in dividend payments and $9.6 million of payments of tax withholding obligations in connection with the exercise of stock options.

Contractual Obligations

        The following table summarizes our contractual obligations as of December 29, 2018:

	Payments Due by Period
(dollars in thousands)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt principal payment	$332,888	$43,638	$289,250	$—	$—
Interest	46,477	21,758	25,019	—	—
Operating lease obligations	46,259	4,670	9,429	9,113	23,047

Other non-cancelable agreements(1)	45,498	15,345	25,259	4,894	—

Total	$471,422	$85,411	$348,957	$14,007	$23,047

(1)
We have entered into commitments for service and maintenance agreements related to our management information systems, distribution contracts, advertising, sponsorships, and licensing agreements.

Off-Balance Sheet Arrangements

        As of December 29, 2018 and December, 30, 2017, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions.

        The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

Revenue Recognition

        Revenue is recognized when persuasive evidence of an arrangement exists, and title and risks of ownership have passed to the customer, based on the terms of sale. Goods are usually shipped to customers with free-on-board, or FOB, shipping point terms; however, our practice has been to bear the responsibility of the delivery to the customer. In the case that product is lost or damaged in transit to the customer, we generally take the responsibility to provide new product. In effect, we apply a synthetic FOB destination policy and therefore recognize revenue when the product is delivered to the customer. For our national accounts, delivery of our products typically occurs at shipping point, as such customers take delivery at our distribution center.

        Our terms of sale provide limited return rights. We may accept, and have at times accepted, returns outside our terms of sale at our sole discretion. We may also, at our sole discretion, provide our retail partners with sales discounts and allowances. We record estimated sales returns, discounts, and miscellaneous customer claims as reductions to net sales at the time revenues are recorded. We base our estimates upon historical experience and trends, and upon approval of specific returns or discounts. Actual returns and discounts in any future period are inherently uncertain and thus may differ from our estimates. If actual or expected future returns and discounts were significantly greater or lower than the reserves we had established, we would record a reduction or increase to net sales in the period in which we made such determination. A 10% change in our estimated reserve for sales returns, discounts, and miscellaneous claims for 2018 would have impacted net sales by $0.7 million.

Inventory

        Inventories are comprised primarily of finished goods and are carried at the lower of cost (weighted-average cost method) or market (net realizable value). We make ongoing estimates relating to the net realizable value of inventories based upon our assumptions about future demand and market conditions. If the estimated net realizable value is less than cost, we reflect the lower value of that inventory. This methodology recognizes inventory exposures at the time such losses are identified rather than at the time the inventory is actually sold. Due to customer demand and inventory constraints, we have not historically taken material adjustments to the carrying value of our inventory.

        Physical inventory counts and cycle counts are taken on a regular basis. We provide for estimated inventory shrinkage since the last physical inventory date. Historically, physical inventory shrinkage has not been significant.

Valuation of Goodwill and Indefinite-Lived Intangible Assets

        Goodwill and intangible assets are recorded at cost, or at their estimated fair values at the date of acquisition. We review goodwill and indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate the carrying amount may be impaired. In conducting our annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the asset, or reporting units, is less than its carrying amount. If factors indicate that the fair value is less than its carrying amount, we perform a quantitative assessment, analyzing the expected present value of future cash flows to quantify the amount of impairment, if any. We perform our annual impairment tests in the fourth quarter of each year. We have not historically taken any impairments of our goodwill or indefinite-lived intangible assets, and a 10% reduction in the fair value of our reporting unit would not result in a goodwill impairment.

Valuation of Long-Lived Assets

        We review our long-lived assets, which include property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. An impairment loss on our long-lived assets exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the long-lived asset's carrying value over the estimated fair value.

Product Warranty

        Warranty liabilities are recorded at the time of sale for the estimated costs that may be incurred under the terms of our limited warranty. We make and revise these estimates primarily on the number of units under warranty, historical experience of warranty claims, and an estimated per unit replacement cost. The liability for warranties is included in accrued expenses in our consolidated balance sheets. The specific warranty terms and conditions vary depending upon the product sold but are generally warranted against defects in material and workmanship ranging from three to five years. Our warranty only applies to the original owner. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty liabilities would be required and could materially affect our financial condition and operating results.

Stock Options

        We measure compensation expense for all stock-based awards at fair value on the date of grant and recognize compensation expense over the service period for awards expected to vest. We use the Black-Scholes-Merton, or Black-Scholes, option pricing model to determine the fair value of stock option awards, which uses the expected option term, stock price volatility, and the risk-free interest rate. The expected option term assumption reflects the period for which we believe the option will remain outstanding. We elected to use the simplified method to determine the expected option term, which is the average of the options' vesting and contractual terms. Our computation of expected volatility is based on the historical volatility of selected comparable publicly traded companies over a period equal to the expected term of the option. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar instrument with the same expected term in effect at the time of the grant. The assumptions used in calculating the fair value of stock-based compensation awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation expense for future option awards may differ materially compared with the awards granted previously. Costs relating to stock-based compensation are recognized in SG&A expenses in our consolidated statements of operations, and forfeitures are recognized as they occur.

Recent Accounting Pronouncements

        For a description of recent accounting pronouncements, see the notes to our consolidated financial statements included elsewhere in this prospectus.

Internal Control Over Financial Reporting

        We identified material weaknesses in our internal control over financial reporting during the preparation of our consolidated financial statements for the year ended December 30, 2017. Under standards established by the PCAOB, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

        The material weaknesses in internal control over financial reporting and the status of the remediation measures we have implemented to improve our internal control over financial reporting to address the underlying causes of the material weaknesses are summarized below.

Inventory

        We identified a material weakness in internal control over financial reporting related to the failure to properly detect and analyze issues in the accounting system related to inventory valuation. During the year ended December 29, 2018, we sufficiently completed the remediation of this material weakness by taking the following actions: (i) developed and implemented weekly inventory reconciliation procedures to detect inventory adjustments or errors on a timely basis; (ii) updated and implemented our delegation of authority and transaction approval policies and procedures (completed during the fourth quarter of 2018); (iii) worked with our third-party logistics provider to improve their inventory tracking activities and reporting as well as improved our procedures to review such information (completed during the fourth quarter of 2018); and (iv) developed and implemented additional procedures to improve our inventory reserve processes (completed during the fourth quarter of 2018). We believe that these and other actions taken during 2018 have been fully implemented and are operating effectively. As a result, we have concluded that our remediation efforts have been successful, and that the previously-identified material weakness relating to inventory has been remediated.

Information Technology General Controls

        We identified a material weakness in internal control over financial reporting related to ITGCs in the areas of user access and program change-management over certain information technology systems that support our financial reporting process. During the year ended December 29, 2018, we took a number of actions to improve our ITGCs but we have not completed our plans to sufficiently remediate the material weakness related to ITGCs. The actions taken included the completion of a significant number of identified required remediation activities with a comprehensive ITGCs remediation plan for our SAP environment to improve general controls. In July 2019, we hired a Chief Information Officer and an IT Compliance Manager to continue to improve our information technology systems, including the enhancement of related policies and procedures, and the development and documentation of our ongoing ITGC improvement initiatives. We continue to work on addressing remaining remediation activities within our SAP environment and across our other information technology systems that support our financial reporting process. As a result of this material weakness, business process automated and manual controls that are dependent on the affected ITGCs may be ineffective. The material weakness will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that ITGCs are operating effectively.

        We are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

        In order to maintain liquidity and fund business operations, our Credit Facility bears a variable interest rate based on prime, federal funds, or LIBOR plus an applicable margin based on our total net leverage ratio. Our other debt arrangement with Rambler On bears a fixed rate of interest. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. We may elect to enter into interest rate swap contracts to reduce the impact associated with interest rate fluctuations, but as of December 29, 2018, we have not entered into any such contracts. Based on the balance outstanding at December 29, 2018, we estimate that a 1% increase or decrease in underlying interest rates would increase or decrease annual interest expense by $3.3 million in any given fiscal year.

Inflation Risk

        Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and SG&A expenses as a percentage of net sales, if the selling prices of our products do not increase with these increased costs.

Commodity Price Risk

        The primary raw materials and components used by our contract manufacturing partners include polyethylene, polyurethane foam, stainless-steel, polyester fabric, zippers, and plastic. We believe these materials are readily available from multiple vendors. We have, and may continue to, negotiate prices with suppliers of these products on behalf of our third-party contract manufacturers in order to leverage the cumulative impact of our volume. We do not, however, source significant amounts of these products directly. Certain of these products use petroleum or natural gas as inputs. However, we do not believe there is a significant direct correlation between petroleum or natural gas prices and the costs of our products.

Foreign Currency Risk

        Our international sales are primarily denominated in the Canadian dollar and Australian dollar, and any unfavorable movement in the exchange rate between the U.S. dollar and these currencies could have an adverse impact on our revenue. During 2018, net sales from our international entities accounted for 1% of our consolidated revenues, and therefore we do not believe exposure to foreign currency fluctuations would have a material impact on our net sales. A portion of our operating expenses are incurred outside the Unites States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. In addition, our suppliers may incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margin. In addition, a strengthening of the U.S. dollar may increase the cost of our products to our customers outside of the United States. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuations from operating expenses is not material at this time as the related costs accounted for 2% of our total operating expenses.

BUSINESS

Our Company

        We believe that by consistently designing and marketing innovative and outstanding outdoor products, we make an active lifestyle more enjoyable and cultivate a growing group of passionate and loyal customers.

        Today, we are a growing designer, marketer, retailer, and distributor of a variety of innovative, branded, premium products to a wide-ranging customer base. Our mission is to ensure that each YETI product delivers exceptional performance and durability in any environment, whether in the remote wilderness, at the beach, or anywhere else life takes our customers. By consistently delivering high-performing products, we have built a following of engaged brand loyalists throughout the United States, Canada, Australia, Japan, and elsewhere, ranging from serious outdoor enthusiasts to individuals who simply value products of uncompromising quality and design. Our relationship with customers continues to thrive and deepen as a result of our innovative new product introductions, expansion and enhancement of existing product families, and multifaceted branding activities.

        Our diverse product portfolio includes:

Note: Cooler accessories are included in Coolers & Equipment and Drinkware accessories are included in Drinkware.

        We bring our products to market through a diverse omni-channel strategy, comprised of our select group of national, regional, and independent retail partners and our DTC channel. Within our wholesale channel, our national retail partners include Dick's Sporting Goods, REI, Academy Sports + Outdoors, Bass Pro Shops/Cabela's, Ace Hardware, and Williams Sonoma. We also expect to sell our products through Lowe's beginning in December 2019. Our network of independent retail partners includes outdoor specialty, hardware, sporting goods, and farm and ranch supply stores. Our DTC channel is comprised of YETI.com, country and region specific YETI websites, YETI Authorized on the Amazon Marketplace, corporate sales, and our retail and pop-up stores. Our DTC channel provides authentic, differentiated brand experiences, customer engagement, and expedited customer feedback, enhancing the product development cycle while providing diverse avenues for growth.

        Our marketing strategy has been instrumental in driving sales and building equity in the YETI brand. We have become a trusted and preferred brand to experts and serious enthusiasts in an expanding range of outdoor pursuits. Their brand advocacy, combined with our various marketing efforts, has broadened our appeal to a larger consumer population. We produce original short films and distribute them through our content-rich website, active social media presence, and email subscriber base. We maintain a large and active roster of YETI Ambassadors, a diverse group of men and women throughout the United States and select international markets, comprised of world-class anglers, hunters, rodeo cowboys, barbecue pitmasters, surfers, and outdoor adventurers who embody our brand. We also directly engage with our current and target customers by sponsoring and participating in a variety of events, including sportsman shows, outdoor festivals, rodeos, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We believe our innovative consumer engagement reinforces the authenticity and aspirational nature of our brand and products across our expanding customer base.

        The broadening demand for our innovative and distinctive products is evidenced by our net sales growth from $89.9 million in 2013 to $778.8 million in 2018, representing a CAGR of 54%. Over the same period, operating income grew from $15.2 million to $102.2 million, representing a CAGR of 46%, net income grew from $7.3 million to $57.8 million, representing a CAGR of 51%, adjusted operating income grew from $16.3 million to $124.2 million, representing a CAGR of 50%, adjusted net income grew from $8.0 million to $75.7 million, representing a CAGR of 57%, and our adjusted EBITDA increased from $21.8 million to $149.0 million, representing a CAGR of 47%. See "Prospectus Summary—Summary Consolidated Financial and Other Data" for a reconciliation of adjusted operating income, adjusted net income, and adjusted EBITDA, each a non-GAAP measure, to operating income, net income, and net income, respectively.

Our History

        We were founded in 2006 by avid outdoorsmen Roy and Ryan Seiders, who were frustrated with equipment that could not keep pace with their interests in hunting and fishing. By utilizing forward-thinking designs and advanced manufacturing techniques, they developed a nearly indestructible hard cooler with superior ice retention. Our original cooler not only delivered exceptional performance, it anchored an authentic, passionate, and durable bond among customers and our company.

        By employing the same uncompromising approach to product quality and functionality, we have expanded our product line beyond hard coolers to soft coolers, drinkware, storage and outdoor products, and other gear that features similar quality and durability characteristics.

        To support our growth, we have assembled a senior management team comprised of experienced executives from large global consumer product brands and publicly listed companies. In 2015, Matthew J. Reintjes joined us as President and CEO, having previously led Vista Outdoor's Outdoor Products division. In June 2018, we hired Paul C. Carbone as Senior Vice President and Chief Financial Officer, who has served in several executive roles over his career, including Chief Financial Officer at Dunkin' Brands and Talbots. Messrs. Reintjes and Carbone, along with our broader leadership team, have proven track records of building brands, leading innovation, expanding distribution, and driving best-in-class operations and controls.

        To keep pace with the growing demand for our products, we have significantly expanded our supply chain capacity and infrastructure. We manage a global supply chain of highly qualified, third-party manufacturing and logistics partners to produce and distribute our products. We have grown our team in all functional areas and implemented advanced and leverageable information systems across operations, financial planning and analysis, and consumer management. Our infrastructure facilitates our ability to manage our manufacturing base, optimize complex distribution logistics, and effectively serve our customers.

Our Competitive Strengths

        We believe the following strengths fundamentally differentiate us from our competitors and drive our success:

        Influential, Growing Brand with Passionate Following.    The YETI brand stands for innovation, performance, uncompromising quality, and durability. We believe these attributes have made us the preferred choice of a wide variety of customers, from professional outdoors people to those who simply appreciate product excellence. Our products are used in and around an expanding range of pursuits, such as fishing, hunting, camping, climbing, snow sports, surfing, barbecuing, tailgating, ranch and rodeo, and general outdoors, as well as in life's daily activities. We support and build our brand through a multifaceted strategy, which includes innovative digital, social, television, and print media, our YETI Dispatch magalog, with a total distribution of approximately 3.3 million copies since 2018, and several grass-roots initiatives that foster customer engagement. Our brand is embodied and personified by our YETI Ambassadors, a diverse group of men and women from throughout the United States and select international markets, comprised of world-class anglers, hunters, rodeo cowboys, barbecue pitmasters, surfers, and outdoor adventurers who embody our brand. The success of our brand-building strategy is partially demonstrated by our approximately 1.8 million new customers to YETI.com since 2016 and approximately 1.3 million Instagram followers as of September 28, 2019. In 2018 and during the nine months ended September 28, 2019, we added approximately 0.5 million and 0.5 million new customers to YETI.com, respectively. We have also received unsolicited endorsements from well-known celebrities, and our products are regularly featured in music, film, and other entertainment. We have also gained prominence in various national publications, including the New York Times, Cosmopolitan magazine, Popular Mechanics magazine, and Outside magazine, among others.

        Our loyal customers act as brand advocates. YETI owners often purchase and proudly wear YETI apparel and display YETI banners and decals. As evidenced by the respondents to our most recently completed YETI owner study, greater than 95% say they have proactively recommended our products to their friends, family, and others through social media or by word-of-mouth. Their brand advocacy, coupled with our varied marketing efforts, has consistently extended our appeal to the broader YETI Nation. As we have expanded our product lines, extended our YETI Ambassador base, and broadened our marketing messaging, we have cultivated an audience of both men and women living throughout the United States and, increasingly, in international markets. Based on our annual owner studies, 64% of our customers are under the age of 45 and from 2015 to 2019 our customer base has evolved from 9% female to 33%. Further, based on our periodic Brand Tracking Study, our unaided brand awareness in the premium outdoor company and brand markets in the United States has grown from 2% in October 2015 to 12% in January 2019, indicating strong growth and that there may be significant opportunity for future expansion, particularly in more densely populated United States markets, which we have entered more recently.

        Superior Design Capabilities and Product Development.    At YETI, product is at our core and innovation fuels us. By employing an uncompromising approach to product performance and functionality, we have expanded on our original hard cooler offering and extended beyond our hunting and fishing heritage by introducing innovative new products, including soft coolers, drinkware, travel bags, backpacks, multipurpose buckets, outdoor chairs, blankets, dog bowls, apparel, and accessories. We believe that our new products appeal to our long-time customers as well as customers first experiencing our brand. We carefully design and rigorously test all new products, both in our innovation center and in the field, consistent with our commitment to delivering outstanding functional performance.

        We believe our products continue to set new performance standards in their respective categories. Our expansive team of in-house engineers and designers develops our products using a comprehensive stage-gate process that ensures quality control and optimizes speed-to-market. We use our purpose-built, state-of-the-art research and development center to rapidly generate design prototypes and test performance. Our global supply chain group, with offices in Austin, Texas, and mainland China, sources and partners with qualified suppliers to manufacture our products to meet our rigorous specifications. As a result, we control the innovation process from concept through design, production, quality assurance, and launch. To ensure we benefit from the significant investment we make in product innovation, we actively manage and aggressively protect our intellectual property.

        We earned numerous product and brand awards in 2018. For example, USA Today awarded the Hopper Two Soft Cooler its 2018 Readers' Choice Award for "Best Gift for Road Trippers." GQ Magazine recognized our new Hondo Base Camp Chair in its "Best Stuff of 2018." The Camino Carryall has quickly become a highly rated product, averaging 4.9 stars across more than 1,000 reviews and made Shape Magazine's Best of Awards list in the summer of 2018. Our Drinkware also appeared on multiple "best-of" and "best gift ideas" lists in publications as diverse as Refinery 29, Esquire, Popular Mechanics, and Gear Patrol. Notably, in February 2019 at The Gathering, an annual marketing conference, we were awarded the prestigious Pinnacle Award, a people's choice award voted on by conference attendees.

        We have a history of developing innovative products, including new products in existing product families, product line expansions, and accessories, as well as products that bring us into new categories. Our current product portfolio gives customers access to our brand at multiple price points, ranging from a $20 Rambler Tumbler to a $1,300 Tundra Hard Cooler. We expand our existing product families and enter new product categories by creating solutions grounded in consumer insights and relevant market knowledge. We believe our product families, extensions, variations, and colorways, in addition to new product launches, result in repeat purchases by existing customers and consistently attract new customers to YETI.

        Balanced, Omni-Channel Distribution Strategy.    We distribute our products through a balanced omni-channel platform, consisting of our wholesale and DTC channels. In our wholesale channel, we sell our products through select national and regional accounts and an assemblage of independent retail partners throughout the United States and, more recently, Australia, Canada, Japan, and Europe. We carefully evaluate and select retail partners that have an image and approach that are consistent with our premium brand and pricing. Our domestic national and regional specialty retailers include Dick's Sporting Goods, REI, Academy Sports + Outdoors, Bass Pro Shops/Cabela's, Ace Hardware, and Williams Sonoma. We also expect to sell our products through Lowe's beginning in December 2019. As of September 28, 2019, we also sold through a diverse base of approximately 4,600 independent retail partners, including outdoor specialty, hardware, sporting goods, and farm and ranch supply stores, among others. Our DTC channel consists primarily of online and inside sales, and has grown from 8% of our net sales in 2015 to 38% in the nine months ended September 28, 2019. On YETI.com and at our retail and pop-up stores, we showcase the entirety of our extensive product portfolio. Through YETI.com and our corporate sales programs, we offer customers and businesses the ability to customize many of our products with licensed marks and original artwork. Our DTC channel enables us to directly interact with our customers, more effectively control our brand experience, better understand consumer behavior and preferences, and offer exclusive products, content, and customization capabilities. We believe our control over our DTC channel provides our customers the highest level of brand engagement and further builds customer loyalty, while generating attractive margins. As part of our commitment to premium positioning, we maintain supply discipline, consistently enforce our MAP policy across our wholesale and DTC channels, and sell primarily through one-step distribution.

        Scalable Infrastructure to Support Growth.    As we have grown, we have worked diligently and invested significantly to further build our information technology capabilities, while improving business process effectiveness. This robust infrastructure facilitates our ability to manage our global manufacturing base, optimize complex distribution logistics, and effectively serve our consistently expanding customer base. We believe our global team, sophisticated technology backbone, and extensive experience provide us with the capabilities necessary to support our future growth.

        Experienced Management Team.    Our senior management team, led by our President and CEO, Matthew J. Reintjes, is comprised of experienced executives from large global product and services businesses and publicly listed companies. They have proven track records of scaling businesses, leading innovation, expanding distribution, and managing expansive global operations. Our culture is an embodiment of the values of our Founders who continue to advise our product development team and help to identify new opportunities.

Our Growth Strategies

        We plan to continue growing our customer base by driving YETI brand awareness, introducing new and innovative products, entering new product categories, accelerating DTC sales, and expanding our international presence.

        Expand Our Brand Awareness and Customer Base.    Creating brand awareness among new customers and in new geographies has been, and remains, central to our growth strategy. We drive our brand through multilayered marketing programs, word-of-mouth referral, experiential brand events, corporate partnerships, YETI Ambassador reach, and product use. We have significantly invested in increasing brand awareness, spending $206.9 million on marketing initiatives from 2013 to 2018, including $50.4 million in 2018. This growth is illustrated by the increase in our gross sales derived from outside our heritage markets, which have increased significantly since 2013.

        While we have meaningfully grown and expanded our brand reach throughout the United States and developed an emerging international presence, according to our periodic brand study, unaided brand awareness, or consumers' awareness of our brand without prompt, in non-heritage markets remains meaningfully below unaided brand awareness in heritage markets. We believe our sales growth will be driven, in part, by continuing to grow YETI's brand awareness in non-heritage markets. For example, based on our most recent Brand Tracking Study, our unaided brand awareness among premium outdoor companies and brands in the United States grew from 2% in October 2015 to 12% in January 2019, indicating there may be significant opportunity for future expansion, particularly in more densely populated United States markets. Our unaided brand awareness among premium outdoor companies and brands by region as of October 2015 and as of January 2019 is set forth below based on this Brand Tracking Study:

Domestic Unaided Brand Awareness by Region

(1)
Heritage market region.
(2)
Non-heritage market region.

        Introduce New and Innovative Products.    We have a track record of consistently broadening our high performance, premium-priced product portfolio to meet our expanding customer base and their evolving pursuits. Our culture of innovation and success in identifying customer needs and wants drives our robust product pipeline. We typically enter a product line by introducing anchor products, followed by product expansions, such as additional sizes and colorways, and then accessories, as exemplified by our current product portfolio.

        In 2017, we expanded our Drinkware line to new colorways, launched our Hopper Two Soft Cooler, and added new Hopper Flip Soft Cooler sizes and colors. We added to our Coolers & Equipment offering with the introductions of our Panga Duffel and LoadOut Bucket. In 2018, we introduced our Camino Carryall, Hondo Base Camp Chair, Hopper BackFlip Soft Cooler, Rambler 10 oz. Wine Tumblers, Tundra Haul, Silo 6G Water Cooler, Panga Backpack, Tocayo Backpack, Boomer 8 Dog Bowl, and Lowlands Blanket. In the first nine months of 2019, we introduced our Rambler 24 oz. Mug, LoadOut GoBox, Rambler 12 oz. Bottle with Hotshot Cap, Daytrip Lunch Bag, next-generation Hopper M30 Soft Cooler, Rambler Jr. Kids Bottle, Rambler 10 oz. Stackable Mug, Crossroads 23 Backpack, Crossroads Tote Bag, Trailhead Dog Bed, and Boomer 4 Dog Bowl. In addition, we introduced new colorways for Drinkware, hard and soft coolers, and our Camino Carryall. We have also meaningfully enhanced our customization capabilities through YETI.com, which offers a broad assortment of custom logo Drinkware and coolers to individual and corporate clients.

        As we have done historically, we have identified several opportunities in new, adjacent product categories where we believe we can redefine performance standards and offer superior quality and design to customers. We believe these new opportunities will further bridge the connection between indoor and outdoor life and are consistent with our objective to have YETI products travel with customers wherever they go.

        Increase Direct-to-Consumer and Corporate Sales.    DTC represents our fastest growing sales channel, with net sales increasing from $14.1 million in 2013 to $287.4 million in 2018. Our DTC channel provides customers and businesses ready access to our brand, branded content, and full product assortment. We intend to continue to drive direct sales to our varied customers through: YETI.com; country and region specific YETI websites; YETI Authorized on the Amazon Marketplace; our corporate sales initiatives; and increasing the number of our own retail and pop-up stores. During the last twelve months ended September 28, 2019, we had nearly 46 million visits to YETI.com and YETIcustomshop.com, of which 25.7 million were unique visitors and we processed 1.1 million transactions. We believe we will continue to grow visitors to YETI.com and convert a portion of them to our customers. With our customization services through YETI.com, we believe there are significant opportunities to expand our licensing portfolio in sports and entertainment, along with numerous opportunities to further drive customized consumer and corporate sales. We began selling through YETI Authorized on the Amazon Marketplace in late 2016 and have enjoyed rapid reach expansion and sales growth since that time. In 2017 and 2018, respectively, we opened our first retail store and our first corporate store in Austin, Texas, which serve not only as profitable retail locations, but also as showrooms for our extensive and growing product offering and, in the case of our retail store, an event space. Sales from these stores have continued to grow since their respective openings. We opened retail stores in Charleston, South Carolina and Chicago, Illinois, in June 2019 and September 2019, respectively, and we plan to open additional stores, including a store in Denver, Colorado, in 2020. Additionally, we opened a pop-up store in each of Austin and Dallas, Texas in October 2019 and November 2019, respectively. In the future, we intend to continue to open additional stores in select locations across the United States to showcase our full product assortment, build brand awareness, and drive growth.

        Increasing sales through these various DTC channels enables us to control our product offering and how it is communicated to new and existing customers, fosters customer engagement, provides rapid feedback on new product launches, and enhances our demand forecasting. Further, our DTC channels provide customers an immersive and YETI-only experience, which we believe strengthens our brand.

        Expand into International Markets.    We believe we have the opportunity to continue to diversify and grow sales into existing and new international markets. In 2017, we successfully entered Canada and Australia, and 2018 net sales have continued to grow in both of these countries. In 2018, we successfully entered Japan. Our focus is on driving brand awareness, dealer expansion, and our DTC channel in these new markets. In 2019, we launched the YETI.ca, uk.YETI.com, eu.YETI.com and nz.YETI.com websites for Canada, the United Kingdom, Europe, and New Zealand, respectively. We believe there are meaningful growth opportunities by expanding into additional international markets, such as Asia, including China, as many of the market dynamics and premium, performance-based consumer needs that we have successfully identified domestically are also valued in these markets.

Our Market

        Our premium products are designed for use in a wide variety of activities, from professional to recreational and outdoor to indoor, and can be used all year long. As a result, the markets we serve are broad as well as deep, including, for example, outdoor, housewares, home and garden, outdoor living, industrial, and commercial. While our product reach extends into numerous and varied markets, we currently primarily serve the United States outdoor recreation market. The outdoor recreation products market is a large, growing, and diverse economic sector, which includes consumers of all genders, ages, ethnicities, and income levels.

        According to the Outdoor Industry Association's Outdoor Recreation Economy Reports, which are published every five years, outdoor recreation product sales in the United States grew from a total of approximately $120.7 billion in 2011 to a total of approximately $184.5 billion in 2016, representing a 9% CAGR. We expect to see continued growth in outdoor recreation based on high millennial participation in fitness and outdoor sports, continued consumer focus on health and wellness, and the continued importance of outdoor and new experiences to young adults.

        Additionally, we are expanding internationally, through a variety of carefully researched channel strategies and incorporating a consistently strong DTC presence. We are currently focusing on building international sales in Australia, Canada, Japan, and Europe and entering select additional markets in 2019 and going forward. We believe there are meaningful growth opportunities by entering new international markets, such as Asia, including China, as many of the market dynamics and premium, performance-based consumer needs that we have successfully identified domestically are also valued in these markets.

Product Design and Development

        We design and develop our products to provide superior performance and functionality in a variety of environments. Our products are carefully designed and rigorously tested to maximize performance while minimizing complexity, allowing us to deliver highly functional products with simple, clean, and distinct designs. These product attributes, coupled with the strength of the YETI brand, have facilitated our ability to establish and maintain premium price positioning across all of our products.

        By employing the same approach that led to the success of our foundational Tundra Hard Coolers, we have broadened our product line to include soft coolers, drinkware, storage, outdoor products, and gear. We expand our existing families and enter new product categories by designing solutions grounded in consumer insights and relevant product knowledge. We use high quality materials as well as advanced design and manufacturing processes to create premium products that redefine consumer expectations and deliver best-in-class product performance. We continue to expand our product line by introducing anchor products, followed by product expansions, such as additional sizes and colorways, and then offering accessories.

        To ensure our continued success in bringing category-redefining products to market, our marketing and product development teams collaborate to identify consumer needs and wants to drive our robust product pipeline. We use our purpose-built, state-of-the-art research and development center to rapidly generate design prototypes and test performance. We follow a disciplined, stage-gate product development process that is designed to provide consistent quality control while optimizing speed-to-market. We collaborate with our YETI Ambassadors, a diverse group of men and women throughout the United States and select international markets, and industry professionals to test our prototypes and provide feedback that is incorporated into final product designs. Once we approve the final design and specifications of a new product, we partner with global suppliers and specialized manufacturers to produce our products according to our exacting performance and quality standards.

        As of September 28, 2019, our product development team, which included one of our Founders, Roy Seiders, was comprised of approximately 54 engineer, product design, and category management personnel who follow a disciplined, stage-gate product development process that ensures quality control while optimizing speed-to-market. This team utilizes advanced design software, 3D printing, and rapid prototyping, among other state-of-the-art technologies.

        Research and development costs are expensed as incurred. Employee compensation, including stock-based compensation costs and miscellaneous supplies, are included in research and development costs within SG&A expenses. Research and development expenses were $10.8 million, $8.8 million, and $29.5 million, for fiscal 2018, fiscal 2017, and fiscal 2016, respectively. The research and development expenses for fiscal 2016 primarily related to non-cash stock-based compensation costs for certain employees. Our current product portfolio is composed of three categories: Coolers & Equipment; Drinkware; and Other:

        Coolers & Equipment.    Our Coolers & Equipment family is comprised of hard coolers, soft coolers, storage, transport, outdoor living, pet, and associated accessories. Coolers & Equipment could change over time as we add new product categories and incubate them within Coolers & Equipment. These products collectively accounted for approximately 43% of our net sales in 2018.

        Hard Coolers.    We originally redefined this category of the cooler market by offering premium products with superior durability and thermal capabilities. Unlike conventional hard coolers, our hard coolers are built with seamless rotationally-molded, or rotomolded, construction, making them nearly indestructible. For superior ice retention, we pressure-inject up to two inches of commercial-grade polyurethane foam into the walls and lid and utilize a freezer-quality gasket to seal the lid.

        We offer five product ranges within our hard cooler category: YETI Tundra®, YETI Roadie®, Tundra Haul™, YETI TANK®, and YETI Silo® 6G. We also offer related accessories including locks, beverage holders, and other add-ons to increase our products' versatility.

Our signature Tundra Hard Coolers, originally designed to perform in demanding hunting and fishing environments, are also widely used in boating, whitewater rafting, camping, barbecuing, tailgating, farming, and ranching activities. We offer Tundra Hard Coolers in multiple color options and sizes to accommodate nearly any outdoor adventure or activity. Our PermaFrost insulation provides pressure-injected commercial-grade polyurethane foam in the walls and lid to make sure that ice stays ice. Our Tundra Hard Coolers received a "Certified Bear Resistant" designation from the Interagency Grizzly Bear Committee by passing a series of rigorous tests, including an hour-long encounter with two adult grizzly bears. We also offer a wide array of Tundra accessories to allow for customer customization, including locks, tie-down kits, seat cushions, beverage holders, fishing rod holsters, cooler dividers, and bear-proof locks.

       The Roadie Hard Cooler is a personal-sized cooler with the same seamless rotomolded construction and ice-retaining insulation as our Tundra Hard Cooler. Equipped with a heavy-duty stainless steel handle, the Roadie Hard Cooler is designed to provide convenient portability, whether at the campsite, on the beach, a boat, an ATV, a golf cart, or the jobsite. Like our Tundra Hard Coolers, the Roadie Hard Cooler uses patented T-Rex lid latches and has the Interagency Grizzly Bear Committee stamp of approval.

       The Tundra Haul, launched in 2018, is our first-ever YETI cooler on wheels. The Tundra Haul features our nearly-indestructible NeverFlat wheels and T-Bar StrongArm handle to offer the superior, reliable, and comfortable towing design. Just like its predecessors, this Tundra is built with rotomolded construction and PermaFrost insulation, so the contents will stay frosty, even in triple-digit temperatures.

       The YETI TANK Cooler is our multipurpose bucket-style cooler designed for a diverse range of recreational and backyard activities. For example, our YETI TANK 85 Cooler is capable of holding a beer keg, 60 longneck bottles, 96 cans, 50 blue crabs, or 20 gallons of punch. Like our Tundra Hard Coolers, the YETI TANK Cooler is rotomolded, features sturdy DoubleHaul handles for easy portability, and includes the Vortex drain system for quick, simple drainage.

       The Silo 6G Water Cooler was launched in 2018 with the same rotomolded technology used in the Tundra Hard Coolers and is fused with an ultra-strong spigot to create a remarkably insulated, quick-to-pour, easy-to-clean water cooler. Plus, the SteadySteel handle helps take the pressure off the hand while pouring.

        Soft Coolers.    Launched in 2014, our Hopper Soft Coolers are designed to be leakproof and provide superior durability and ice retention compared to ordinary soft coolers. Like the Tundra Hard Cooler in the hard cooler category, the introduction of the Hopper Soft Cooler created a premium segment in the soft cooler market that did not previously exist. The Hopper Cooler is popular with a broad range of customers, ranging from avid outdoorsmen to beachgoers, who appreciate its performance, convenience, and portability. In 2019, we introduced the next-generation Hopper M30 Soft Cooler.

        Our Hopper Soft Cooler product line includes: the Hopper M30, Hopper BackFlip™, Hopper Flip®, and Daytrip™ Lunch Bag. Our soft coolers also include related accessory options such as the SideKick Dry Gear Case, MOLLE Zinger Retractable Lanyard, and a mountable MOLLE Bottle Opener.

The Hopper M30 Soft Cooler was introduced in 2019 to offer improved usability and even better insulation performance compared to our standard-setting Hopper Two Soft Cooler. The Hopper M30 Soft Cooler uses a new wide-mouth, snap-shut magnetic closure finished with leak-resistant HydroShield™ Technology.

       The Hopper BackFlip Soft Cooler, introduced in 2018, is our first cooler engineered to carry as a backpack. Built taller and wider than its Hopper Flip Soft Cooler counterparts, Hopper BackFlip Soft Cooler is designed to efficiently distribute the weight of your goods, while the ergonomic shoulder straps make the journey more comfortable. A removable chest strap and waist belt are included for added stability and security.

       Offered in three sizes, the Hopper Flip Soft Cooler is a smaller soft cooler perfect for keeping your food and drinks cold while out in the field. Designed to be comfortable to haul around, but still over-perform in the heat, the Hopper Flip Soft Cooler has a cubed body, leakproof HydroLok zipper, and intense ColdCell insulation.

       The Daytrip Lunch Bag was introduced in 2019. We upgraded a classic form factor to provide a fresh-for-hours, fold-and-go, easy-to-clean lunch bag. The food safe Daytrip includes our Coldcell Flex™ lightweight insulation and Thermo Snap™ magnetic closure.

        Storage, Transport, Outdoor Living, and Pet.    In 2017, we launched our Panga® Submersible Duffel Bag and LoadOut™ Bucket. We have since expanded our product offering with the release of the Panga® Backpack, Tocayo™ Backpack, Camino® Carryall, Hondo® Base Camp Chair, Lowlands™ Blanket, Boomer™ Dog Bowl, LoadOut GoBox™, and Trailhead™ Dog Bed. We also offer a wide range of accessories including bottle openers, lids, and storage organizers.

The Panga Duffel is an ultra-durable, fully submersible dry duffel bag built to take a beating and keep gear dry. The exterior is engineered with high-density, puncture- and abrasion-resistant ThickSkin shell and a HydroLok zipper designed to not let even the strongest currents or heaviest rainfalls make their way in.

       The Panga Backpack merges the durability of the Panga Duffel with a tried-and-true backpack design. Its ergonomic DryHaul shoulder straps offer extra carrying comfort, while the removable chest straps and waist belt provide added stability and security.

       The Camino Carryall is an all-purpose, here-to-there bag for any and every day. The Camino Carryall is made from the same waterproof, ultra- durable, and easy-to-clean material as the Panga Duffel. Its big mouth opening keeps gear within reach, while the ethylene vinyl acetate molded base provides a sturdy waterproof bottom that keeps the Camino Carryall upright.

       The Crossroads 23 Backpack is built for the daily roads as well as the detours. Water-resistant fabric with stand up construction, a padded laptop sleeve, Rambler-ready exterior pockets, comfortable ergonomic carry, and ample organization make this the ideal daypack for your everyday adventures.

       The Crossroads Tote Bag is made with durable YETI construction to truly stand up to the rigor of the daily roads. Featuring thoughtful organization, water-resistant main body fabric with an easy-clean bottom, padded laptop sleeve, and Rambler-ready interior pockets. The Crossroads Tote Bag is your solution for your everyday essentials.

       The ultra-durable LoadOut Bucket is designed for lugging, loading, hauling, bailing, and stepping. This 5-gallon, injection-molded bucket features our SureStrong Build providing high-impact-resistance and our LipGrip handle for easier portability. Accessories for the LoadOut Bucket include the LoadOut Caddy insert, the LoadOut lid, and the LoadOut utility gear belt organization system.

       The LoadOut GoBox, launched in 2019, is designed for secure organization both on-the-go or back at basecamp. The waterproof and dustproof LoadOut GoBox can hold and protect everything from duck calls and rangefinders, to tippets and camera lenses, thanks to the included removable caddy, compartment divider, and Pack Attic deployable pouch. The LoadOut GoBox is built to endure seasons in the sun, negative temperatures in the field, and repeated abuse being lugged in and out of the truck, the boat, and the blind.

The Hondo Base Camp Chair is constructed with sturdy mountain bike framework and climbing harness fabric to provide comfort, support, and durability. Hondo is built to last season after season.
The Lowlands Blanket provides both a waterproof utility layer and soft, insulated interior to create an all-terrain blanket.

       The Boomer 8 and Boomer 4 Dog Bowls are designed to be as dependable and adventurous as your best friend. It holds eight or four cups of water or tasty treats. It is built with double-wall, non-insulated stainless steel, making it incredibly durable, dishwasher safe, easy to clean, and resistant to rust and roughhousing.

       The Trailhead Dog Bed is designed to be a best-in-class dog bed with durable, machine washable fabric in a two-in-one sleeping setup. The Home Base has an EVA molded bottom and pillow bolster ring for added comfort. The Travel Pad features a removable, triple layer foam insert protected by a waterproof bottom, perfect for our adventure loving companions.

        Drinkware.    In 2014, we introduced the first two products in our Rambler stainless steel Drinkware family, the first collection of YETI products that fit in cup holders and the palms of customers' hands. Similar to previous YETI products, the Rambler significantly outperformed existing category standards for thermal retention. All of our products in the Rambler family are made with durable kitchen-grade 18/8 stainless steel, double-wall vacuum insulation, and our innovative No Sweat design. The result is high-performing drinkware products that keep beverages at their preferred temperature—whether hot or cold—for hours at a time without condensation. In 2018, our Rambler Drinkware line accounted for 54% of our net sales.

        Our Drinkware product line currently includes eight product families including the Rambler Colster, Rambler Lowball, Rambler Wine Tumbler, Rambler Stackable Pints, Rambler Mugs, Rambler Tumblers, Rambler Bottles, Rambler Jr. Kids Bottle, and Rambler Jugs. Related accessories include the Rambler Bottle Straw Cap, Rambler Tumbler Handles, and Rambler Jug Mount.

The Rambler Tumblers were our first Drinkware products. Offered in 20 oz. and 30 oz. sizes, the Rambler Tumbler is a stainless steel cup used by outdoor enthusiasts, urban commuters, coffee drinkers, and those who appreciate long-lasting hot or cold beverages. Rambler Tumblers include an easy-to-clean, shatterproof, and crystal clear lid. A straw lid is also offered as an accessory alternative.

The Rambler Colster is our beverage-insulator that keeps bottles or cans chilled more effectively than neoprene can insulators. The Rambler Colster employs our LOAD-AND-LOCK gasket technology to lock in the cold for hours for any standard 12 oz. bottle or can.

       The Rambler 10 oz. Lowball is a stainless steel cup that retains beverage temperatures far longer than standard mugs or cocktail glasses. Like other Rambler products, the Lowball features the No Sweat design and vacuum insulated stainless steel construction.

The Rambler 10 oz. Wine Tumbler, introduced in 2018, is available in stainless steel and color. With our durable, double-wall vacuum insulation, hands do not affect the temperature of the wine.
The Rambler 16 oz. Stackable Pint allows you to stack and stow vacuum insulated pints for more efficient packing.
The Rambler 14 oz. and 24 oz. Mugs have our full-loop TripleGrip handle for wider hands and durable Rambler features like No Sweat design and double-wall vacuum insulation.
The Rambler 10 oz. Stackable Mug was engineered with insulation to keep your coffee hot and designed with built-in grooves on the bottom to help it stack perfectly on top of another one.

       The Rambler Bottles feature a wide mouth Over-the-Nose design that provides an extra-wide opening for easier loading, drinking, and cleaning. Rambler Bottles are available in 12 oz., 18 oz., 26 oz., 36 oz., and 64 oz. sizes.

The Rambler Jr. Kids Bottle, with shatter-resistant cap, is a dishwasher safe 12 oz. insulated bottle with the same insulation as its Rambler predecessors.

       With rugged construction, FatLid insulation and a stainless steel handle, the Rambler Jug is built to take on the wild. Our MagCap uses magnets to keep the lid close by. The Rambler Jug is available in half gallon and gallon sizes.

        Other.    YETI customers are proud to associate with the YETI brand in more ways than just using our products. We offer an array of YETI branded gear, such as hats, shirts, bottle openers, and ice substitutes. As the YETI brand has grown, sales of gear and accessories have also increased, accounting for 3% of our net sales in 2018.

Marketing

        Our multifaceted marketing strategy has proven instrumental in driving sales and building the YETI brand. Through various marketing efforts and superior product performance, we have positioned the YETI brand in passion-driven outdoor enthusiast activities, including fishing, hunting, camping, barbecuing, and action sports, while diversifying our customer base across all lifestyles. From 2013 to 2018, we invested $206.9 million to accelerate brand-building initiatives, including $50.4 million in 2018. We believe our innovative and extensive consumer engagement reinforces the authenticity and aspirational nature of our brand and products to both existing and future customers.

        We employ a wide range of marketing tactics and outlets to cultivate our relationships with experts, serious enthusiasts, and everyday consumers, including a combination of traditional, digital, and social media, and grass-roots initiatives to support our premium brand, in addition to original short films and high quality content for YETI.com.

        Targeted Advertising.    We develop and selectively use advertising in television, print, digital, and outdoor media to communicate with existing and target customers across our various user communities. We produce creative and authentic advertising that appeals to enthusiasts within each activity as well as a broad range of consumers. In October 2018, we debuted our first national television and digital based campaign, which generated more than 200 million impressions in the fourth quarter of 2018.

        YETI Original Content.    We regularly deliver premium quality branded content to the YETI community, primarily through the creation and production of short films, television ads, photography, and editorial features. Our films, marketed under our YETI Presents series, are typically three to ten minutes long and feature compelling stories about real people involved in outdoor activities consistent with our brand positioning. The regular release of original YETI Presents content is supplemented with television spots, as well as photographic and editorial features, allowing our brand to maintain a constant, authentic connection to our customers. In 2018, YETI Presents films had approximately 4.0 million views and our branded digital content generated an aggregate of approximately 54.5 million views.

"YETI Presents" Produces Unique Professional Films

        YETI.com.    YETI.com is the digital platform where our customers engage with our original short films, YETI Ambassador stories, blogs, and customers testimonials, while serving as a premium e-commerce site. With the launch of our re-platformed website in the fourth quarter of 2017, YETI.com has evolved from a brand billboard to an immersive brand and transactional experience. Our website features our entire product catalog, detailed product information, customer reviews, gift guides, and our customization capabilities. In addition to serving as the home of our products and original content releases, YETI.com also provides video tutorials for maximizing the use and enjoyment of our products.

        Social Media.    Our proprietary content is supplemented by our active and growing social media presence. As of September 28, 2019, we had approximately 1.3 million Instagram followers and 1.0 million Facebook followers, an increase of approximately 0.7 million and 0.4 million from December 31, 2016, respectively. In addition, we had 105.6 million YouTube site views from the beginning of first quarter of 2013 through September 28, 2019. Our social media program connects us directly with consumers and helps to cultivate a brand community for our users to share their passion for our brand and products. Additionally, our customers use YETI.com and various social media outlets to curate a substantial amount of user-generated content.

#BUILTFORTHEWILD Compiles User-Generated Content

        YETI Ambassadors.    Our YETI Ambassadors are masters of their crafts across a wide variety of outdoor pursuits. They demand durability and superior performance from their products. Our 123 YETI Ambassadors include personalities such as renowned angler Flip Pallot, James Beard Award-winning barbecue pitmaster Aaron Franklin, widely respected hunting TV host Jim Shockey, and accomplished professional fly fisher and entrepreneur April Vokey. All of our YETI Ambassadors use YETI products and are significant influencers within their respective outdoor pursuits, providing authentic stories to which our customers can relate and aspire. Our YETI Ambassadors speak to our customer base through social and traditional media channels, participate in the creation of original YETI branded content, and appear at our consumer events.

        Consumer Events.    We participate extensively in consumer events to introduce YETI products to targeted audiences and further develop grass-roots connections with current and potential new customers. These events include sportsman shows, outdoor festivals, rodeos, golf tournaments, food and wine events, sailing, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We have built a marketing team that is staffed with highly trained brand and activation experts who create compelling brand and product experiences.

        YETI Retail Stores.    In February 2017, we successfully opened the first YETI retail store in Austin's iconic South Congress Avenue retail district. Our store is a retail showroom for our products as well as an event space. The store features a bar, a stage for concerts, and a customization counter where YETI enthusiasts can make a YETI their own. In 2018, we opened our corporate store in Austin. In June 2019 and September 2019, we opened retail stores in Charleston, South Carolina and Chicago, Illinois, respectively.

        In the first quarter of 2020, we plan to open additional stores, including a retail store on East 2nd Avenue in Denver, Colorado. Additionally, we opened a pop-up store in Austin and Dallas, Texas in October 2019 and November 2019, respectively. In the future, we intend to continue to open additional stores in select locations across the United States to house our full product assortment, increase brand awareness, and drive growth. Our retail stores are an important sales and marketing platform that allow us to connect with the YETI Nation in new and different ways and for our customers to immerse themselves in atmospheres that embody who we are.

        Retail Development and Product Presentation.    Our dedicated sales force directly engages with our retail partners in product presentation, marketing, and retail merchandising. This includes creating customized YETI shop-in-shop concepts at select locations, supplying merchandising fixtures to our independent retail partners, training store associates to deliver premium YETI customer experiences, and providing attractive and informative point-of-purchase materials that showcase our product features.

        We also work with select retail partners to develop custom merchandising solutions. For example, for certain premium accounts we have created a shop-in-shop concept in select store locations.

        We offer our products in the United States, Canada, Australia, Europe, and New Zealand, through a diverse omni-channel strategy, comprised of our wholesale and our DTC channels. We currently offer our products in Japan through our wholesale channel only. In 2018 and 2017, our wholesale channel accounted for 63% and 70% of our net sales, respectively, and our DTC channel accounted for 37% and 30% of our net sales, respectively. For the nine months ended September 28, 2019 and for the nine months ended September 29, 2018, our wholesale channel accounted for 62% and 67% of our net sales, respectively, and our DTC channel accounted for 38% and 33% of our net sales, respectively. As part of our commitment to premium positioning, we maintain supply discipline, consistently enforce our MAP policy, and primarily sell through one-step distribution.

        Wholesale.    We develop and maintain relationships with our independent retail partners and national and regional retail partners by offering them an attractive combination of profitability, rapid inventory turns, and marketing and merchandising support. We choose our retail partners carefully, based on their commitment to appropriately showcase the YETI brand and product line, to provide hands-on customer service, and willingness to abide by our terms and conditions, including adherence to our MAP policy.

        Our wholesale channel distribution is supported by our dedicated sales and account management team. This team serves our nationwide retail partner base and identifies potential new retail partners to expand our geographic footprint. Our sales force is compensated through an incentive-based program designed to drive focus on and execution of our strategic initiatives. All account information and ordering activities are managed through our customer relationship management platform. We work to ensure our retail partners and customers receive outstanding customer service through our dedicated team of knowledgeable YETI Outfitters. We believe that our national sales force and YETI Outfitters provide us a distinct advantage, as many of our competitors use independent sales representatives or distributors that carry multiple brands.

        Independent Retail Partners.    Since our inception, we have been committed to building enduring relationships with a diverse network of independent retail partners that cater to local communities and specific outdoor categories, including:

• hunting and shooting sports	• hardware and specialty
• fishing equipment and guides	• outdoor sports outfitting equipment
• boating and marine equipment	• building materials and tools
• camping, hiking, and outdoor adventure • farm and ranch supplies	• barbecue supplies and equipment • travel, outdoor recreation, and adventure

        Our independent retail partners provide valuable brand advocacy and authenticity, as they often carry significant influence in a customer's purchasing decision. After years of opportunistic expansion, we strategically rationalized our independent specialty dealer base to focus on those that can support long-term growth. We have continued to focus on expansion to new geographies while reducing the number of dealers by approximately 1,100 in 2017, many of which were Drinkware-only retailers. As of September 28, 2019, we sold through a diverse base of approximately 4,600 independent retail partners spread across the United States. We also sell to independent retail partners in Canada and Australia. We continue to identify and evaluate new retail partners throughout the United States, Canada, Australia, Japan, the United Kingdom, and Europe, which we believe will contribute to our long-term growth while maintaining a strong fit with our brand.

        National Retail Partners.    We have built relationships with well-known outdoor products and sporting goods retailers. In 2008, we began working with Bass Pro Shops/Cabela's. Since that time, we have established relationships with Dick's Sporting Goods, REI, Academy Sports+Outdoors, Ace Hardware, and Williams Sonoma. We also expect to sell our products through Lowe's beginning in December 2019. We believe that these national retail partners broaden our reach and provide customers access to a more complete range of products while maintaining brand and pricing consistency with our independent retail partners and DTC channel. According to some of these national retail partners, in just a few years, we have become one of their most important brand partners. For both 2018 and the first nine months of 2019, Dick's Sporting Goods was our largest single customer and represented approximately 16% of gross sales.

        DTC.    We sell our products in our DTC channel to consumers through YETI.com, country and region specific YETI websites, and YETI Authorized on the Amazon Marketplace, as well as customized products with licensed marks and original artwork through our corporate sales program and at YETI.com. Additionally, we sell our full line of products in Austin, Texas, at our first retail store and our corporate store, as well as in our retail stores in Charleston, South Carolina and Chicago, Illinois, which opened in June 2019 and September 2019, respectively, and in our pop-up stores in Austin and Dallas, Texas. Our DTC channel enables us to directly interact with our customers, more effectively control our brand experience, better understand consumer behavior and preferences, and offer exclusive products, content, and customization capabilities. We believe our control over our DTC channel provides our customers the highest level of brand engagement and further builds customer loyalty, while generating attractive margins.

        e-commerce.    We believe that YETI.com is an immersive and holistic YETI customer experience through a combination of unique digital content and blogs, Ambassador-driven brand advocacy, and extensive product information, all supported by full site merchandising. Additionally, YETI.com provides us a robust email database enabling us to selectively target customers based on their purchase history and potential product ownership gaps. YETI.com is the home of new product launches, some of which are exclusive to our website (rather than the wholesale channel). We began selling through YETI Authorized on the Amazon Marketplace in late 2016 and have enjoyed rapid reach expansion and sales growth since that time. In April 2019, we integrated our product customization services into YETI.com to provide customers with a seamless shopping and product customization experience at a single point-of-sale. This service allows customers to personalize products with licensed marks and original artwork. Previously, customers had to leave YETI.com and access YETIcustomshop.com for customization services. As part of our strategy to expand internationally, we began fulfilling wholesale orders in New Zealand and the United Kingdom in August 2019 and September 2019, respectively; launched nz.YETI.com in New Zealand in August 2019; launched the uk.YETI.com and eu.YETI.com websites in the United Kingdom and Europe in July 2019; and launched YETI.ca website in Canada in June 2019 to provide customers the opportunity to purchase YETI products directly online. Based upon our growth to date, we are optimistic about continued expansion through this important distribution channel.

        Corporate Sales.    Through YETI.com, we offer a broad assortment of custom logo Drinkware and hard coolers. With the acquisition of our exclusive customization partner, Rambler On, in May 2017, we brought our proprietary Drinkware customization process in-house and recently developed a proprietary laser ablation process to customize colored Drinkware at scale. Corporate customers and organizations value our product quality and authenticity and, as a result, desire to attach their brands to YETI products. Our customized products and corporate sales are highly popular and valued gifts that have meaningfully contributed to sales growth while generating attractive margins.

        YETI Retail Stores.    We also sell products through our first retail store and corporate store in Austin, Texas, our additional retail stores in Charleston, South Carolina and Chicago, Illinois, and our pop-up stores in Austin and Dallas, Texas. Our existing stores have exceeded our expectations for foot traffic and net sales and have provided key insights to help facilitate our rollout of a broader YETI retail footprint. Building on the strong response to our existing stores and our extensive and growing product offering, we plan to open additional stores, including a retail store, in Denver, Colorado, in 2020. In the future, we intend to continue to open additional stores in select locations across the United States to showcase our full product assortment, build brand awareness, and drive growth.

Supply Chain and Quality Assurance

        We manage a global supply chain of highly qualified, third-party manufacturing and logistics partners to produce and distribute our products. As we do not own or operate any manufacturing facilities, we develop sourcing partnerships to deliver flexibility and scalability to support multiple product introductions and evolving channel strategies. Our global supply chain management team researches materials and equipment; qualifies raw material suppliers; vets potential manufacturing partners for advanced production and quality assurance processes; directs our internal demand and production planning; approves and manages product purchasing plans; and oversees product transportation. Additionally, we work closely with our manufacturing partners regarding product quality and manufacturing process efficiency.

        The primary raw materials and components used by our manufacturing partners include polyethylene, polyurethane foam, stainless-steel, polyester fabric, zippers, and other plastic materials and coatings. We believe many of these materials are available from multiple vendors. We stipulate approved suppliers and control the specifications for key raw materials used in our products. We do not directly source significant amounts of these raw materials and components.

        Many of our core products are manufactured in China, the Philippines, Vietnam, and Taiwan. In addition, we have third-party manufacturing partners in Mexico and Italy. To mitigate the concentration risk in our supply chain, we are further diversifying our manufacturing partners, with both sourcing and geographical advantages and intend to shift the current allocation of production to a better balance among them. See Note 12—Concentrations of Risk and Geographic Information of the Notes to our Consolidated Financial Statements included in this prospectus for further discussion of concentration risk. We hold our manufacturers to rigorous quality and product conformance standards through frequent involvement and regular product inspection. We own the molds and tooling used in the production of our products, create and provide the specifications for our products, and work closely with our manufacturing partners to improve production yields and efficiency. Our manufacturers do not have unique skills, technologies, processes, or intellectual property that prevent us from migrating to other manufacturing partners. While we have selected manufacturers for commercial and operational reasons, there are alternative firms that we believe we can qualify and engage that can supply products and materials of the same quality, in similar quantities, and on substantially similar terms as our current providers. We have improved our supplier portfolio stability with standard master service agreement terms, including better working capital terms for us. Further, to facilitate supplier collaboration and enhance order visibility, we have invested in ERP technology and improved our advanced internal forecasting processes.

        For our hard coolers, soft coolers, Drinkware, bags, and outdoor living products, our two largest manufacturers for each such product comprised approximately 90%, 58%, 81%, 87%, and 97%, respectively, of our production volume during the first nine months of 2019. For our cargo, we have two manufacturers, and the largest manufacturer comprised approximately 65% of our production volume during the first nine months of 2019.

        To enforce our stringent product quality standards and exercise additional control over our manufacturing processes, we order and own the computer numeric controlled molds used in the production of our hard coolers, as well as molds and tooling used in the production of certain of our other products. To ensure consistent product quality, we provide detailed specifications for our products and inspect finished goods both at our manufacturing partners as well as upon delivery to our United States-based third-party logistics partner. As part of our quality assurance program, we have developed and implemented comprehensive product inspection and facility oversight processes that are performed by our employees and third-party resources. They work closely with our suppliers to assist them in meeting our quality standards, as well as improving their production yields and throughput.

Distribution and Inventory Management

        We utilize global third-party logistics providers to warehouse and distribute finished products from our distribution facilities in Dallas, Texas, and Salt Lake City, Utah to support our domestic operations, and in Australia, Canada, and the Netherlands to support our international operations. These logistics providers manage various distribution activities, including product receipt, warehousing, certain limited product inspection activities, and coordinating outbound shipping. We recently developed new technologies to track products leaving the YETI distribution centers, allowing us to trace potentially diverted and unauthorized product sales to the selling source.

        We manage our inventory levels by analyzing product sell-through, forecasting demand, and placing orders with our manufacturers before we receive firm orders from customers to ensure sufficient availability.

Intellectual Property and Brand Protection

        We have taken a variety of operational and legal measures to protect our distinctive brand, designs, and inventions. Our engineering and industrial design teams collaborate at our Austin, Texas headquarters to create our new products. As part of this process, all product designs, specifications, and performance characteristics are developed and documented. After these aspects of the process are complete, we often seek intellectual property protection, including applying for patents and for registration of trademarks and copyrights.

        We protect our intellectual property rights in the United States and certain international jurisdictions on all new products and, as of September 28, 2019, had 725 issued patents (21 utility and 704 design) and 522 pending patent applications across 42 countries. Moreover, as of September 28, 2019, we had 699 trademark registrations and 576 pending trademark applications, covering 66 countries, and 64 issued copyright registrations and 7 pending copyright applications, covering 2 countries. We have protected YETI's distinctive and well known trade dress across Coolers & Equipment and Drinkware. We believe these intellectual property rights, combined with our innovation and distinctive product design, performance, and brand name and reputation, provide us with a competitive advantage. To implement our e-commerce and digital media initiatives, we currently own 809 Uniform Resource Locators, or URLs, including the URLs for YETI.com, YETIcoolers.com, country and region specific YETI websites, and other brand-relevant website addresses, in the United States as well as certain other countries.

        Online, we have implemented a proactive online marketplace monitoring and seller/listing termination program to disrupt any online counterfeit offerings. We collaborate with leading online retailers, including Amazon, Alibaba, TMALL, Taobao, eBay, Wish.com, iOffer, Dhgate, Facebook, and others, to implement these termination programs. In addition, we are constantly working to shut down counterfeit stand-alone sites through litigation. Further, our MAP policy provides pricing integrity across channels and clear online guidelines.

        In March 2019, we acquired the intellectual property rights related to the YETI brand across several jurisdictions, primarily in Europe and Asia, for $9.1 million, pursuant to certain purchase agreements we entered into with a European outdoor retailer. The intellectual property rights include trademark registrations and applications for YETI formative trademarks for goods and services as well as domain names that include the YETI trademark.

        We aggressively pursue and defend intellectual property rights to protect our distinctive brand, designs, and inventions. We have processes and procedures in place in an attempt to identify, protect, and optimize our intellectual property assets on a global basis. Our experienced legal and brand protection teams initiate claims and litigation to protect our intellectual property assets, including our distinctive trade dress. In the future, we intend to continue to seek intellectual property protection for our new products and prosecute those who infringe against these valuable assets.

Information Systems

        We recently implemented upgraded ERP, CRM, and e-commerce systems to improve information and manage a larger, more complex company. We utilize leading software solutions for key aspects of our information systems, including our SAP ERP system (purchasing, inventory, and accounting), Salesforce.com as our customer relationship management system (customer information and sales order management), and Salesforce Commerce Cloud as our e-commerce platform, as well as other specialized software.

        In February 2017, our team successfully launched our SAP ERP platform without any negative material impact on customers, inventories, or shipments. The SAP project encompassed installation and configuration; conversion of customer, vendor, product, and financial data from our previous ERP; implementation of certain new processes and controls; and system testing and staff training. Our ERP interfaces with the e-commerce platform, as well as the management system utilized at our outsourced warehousing and distribution centers, allowing us to effectively manage our global manufacturing and distribution network and our consistently expanding customer base. We believe our planned systems infrastructure will be sufficient to support our expected growth for the foreseeable future.

Competition

        We compete in the large outdoor and recreation market and may compete in other addressable markets. Competition in our markets is based on a number of factors including product quality, performance, durability, styling, and price, as well as brand image and recognition. We believe that we have been able to compete successfully largely on the basis of our brand, superior design capabilities and product development, our DTC capabilities, as well as the breadth of our independent retail partners and national retail partners.

        In the Coolers & Equipment category, we compete against established, well-known, and legacy cooler brands, such as Igloo and Coleman, as well as numerous other brands and retailers that offer competing products. The popularity of YETI products and the YETI brand has attracted numerous new competitors including Pelican, OtterBox, and others, as well as private label brands. In the Drinkware category, we compete against well-known brands such as Tervis and Hydro Flask, as well as numerous other brands and retailers that offer competing products.

        The outdoor and recreation market is highly fragmented and highly competitive, with low barriers to entry. Our current and potential competitors may be able to develop and market superior products or sell similar products at lower prices. These companies may have competitive advantages, including larger retailer bases, global product distribution, greater financial strength, superior relations with suppliers and manufacturing partners, or larger marketing budgets and brand recognition.

Employees

        As of September 28, 2019, we had 761 employees worldwide. We believe our increasingly well-known brand, culture of innovation, collaboration, and personal development allow us to recruit top talent nationwide in all areas of our business.

        Our Canadian personnel are co-employed by us and a professional employer organization, or PEO, which we utilize to manage payroll-related functions and to administer our employee benefit programs. We are directly responsible for all aspects of employee recruiting, compensation, management, retention, and supervision of our personnel. We believe this co-employment relationship allows us to leverage the scale and systems of the PEO to our benefit.

        None of our employees are currently covered by a collective bargaining agreement. We have no labor-related work stoppages and believe our relations with our employees are positive and stable.

Facilities

        We lease our principal executive and administrative offices located at 7601 Southwest Parkway in Austin, Texas. We expect that this 175,000 square foot corporate complex will accommodate our growth plans for the foreseeable future. In August 2018, we subleased a floor in building one of our Austin, Texas headquarters, which is approximately 29,881 square feet. We also lease a 35,328 square foot warehouse where we handle kitting and product returns, a 21,120 square foot facility that serves as our innovation center for new product development, and an 8,237 square foot retail store. All of these facilities are located in Austin, Texas. In August 2018, we entered into two new leases for space to be used for two new retail locations. One lease agreement is for a first floor and basement of a building, with a retail footprint of approximately 5,000 square feet, in Chicago, Illinois. The second lease agreement is for a building, totaling approximately 5,039 square feet, in Charleston, South Carolina. In March 2019, we entered into a lease for a new retail location in Denver, Colorado, for approximately 4,800 square feet. In addition, we lease an office in Xiamen, China for our quality assurance, production support, and supply chain management teams and have sales and support office leases near Toronto, Canada, in Shanghai, China, and near Melbourne, Australia. In August 2019 and September 2019, we entered into lease agreements for pop-up stores in Austin and Dallas, Texas, respectively. The pop-up stores in Austin and Dallas, Texas, are approximately 2,700 square feet and 1,700 square feet, respectively.

Legal Proceedings

        From time to time, we are involved in various legal proceedings. Although no assurance can be given, we do not believe that any of our currently pending proceedings will have a material adverse effect on our financial condition, cash flows, or results of operations.

MANAGEMENT

Executive Officers and Directors

        Below is a list of the names, ages, positions, and a brief summary of the business experience of the individuals who serve as our executive officers and directors as of November 1, 2019.

Name	Age	Position
Matthew J. Reintjes	44	President and CEO, Director
Paul C. Carbone	53	Senior Vice President and Chief Financial Officer
Bryan C. Barksdale	48	Senior Vice President, General Counsel and Secretary
Hollie S. Castro	50	Senior Vice President of Talent
Robert O. Murdock	48	Senior Vice President, Direct-to-Consumer and Managing Director, International
Kirk A. Zambetti	51	Senior Vice President of Sales
David L. Schnadig	55	Chair of the Board and Director
Mary Lou Kelley	59	Director
Jeffrey A. Lipsitz	54	Director
Dustan E. McCoy	70	Director
Michael E. Najjar	52	Director
Roy J. Seiders	42	Director
Robert K. Shearer	67	Director

Executive Officers

        Matthew J. Reintjes.    Mr. Reintjes has served as our President and CEO since September 2015 and was appointed to our Board in March 2016. Prior to joining us, Mr. Reintjes served from February 2015 to September 2015 as Vice President of the Outdoor Products reporting segment at Vista Outdoor Inc., a manufacturer of outdoor sports and recreation products, which, prior to February 9, 2015, was operated as a reporting segment of Alliant Techsystems Inc., or ATK, an aerospace, defense, and sporting goods company. While at ATK, Mr. Reintjes served as Vice President of Accessories from November 2013 to February 2015. Prior to ATK, Mr. Reintjes served as Chief Operating Officer of Bushnell Holdings Inc., a portfolio of leading brands in outdoor and recreation products, from May 2013 until its acquisition by ATK in November 2013. Mr. Reintjes also served as Chief Operating Officer of Hi-Tech Industrial Services, Inc., a supplier of industrial services, from January 2013 to May 2013. Prior to this time, Mr. Reintjes served for nine years in a variety of general management roles at Danaher Corporation, a global science and technology company, including: President of KaVo Equipment Group—North America from October 2011 to January 2013; President—Imaging from April 2011 to October 2011; and roles including Vice President/General Manager, Vice President of Sales, and Senior Product Manager of Danaher Corporation from 2004 to October 2011. Mr. Reintjes holds a B.A. in Economics from the University of Notre Dame and an M.B.A. from the University of Virginia's Darden School of Business.

        Mr. Reintjes was selected to serve on our Board because of his perspective and experience as our President and CEO and his extensive experience in corporate strategy, brand leadership, new product development, general management processes, and operations leadership with companies in the outdoor sports and recreation products industries.

        Paul C. Carbone.    Mr. Carbone was named our Chief Financial Officer effective as of June 2018 and as a Senior Vice President in September 2018. Prior to joining us, Mr. Carbone served from April 2017 to February 2018 as Chief Financial Officer and Chief Operating Officer of The Talbots, Inc., or Talbots, a specialty retailer. Prior to Talbots, Mr. Carbone served from June 2012 to April 2017 as Senior Vice President and Chief Financial Officer of Dunkin' Brands Group, Inc., or Dunkin', a quick service restaurant business. Mr. Carbone also served as Vice President, Finance and Strategy of Dunkin' from

September 2008 to June 2012. Prior to Dunkin', Mr. Carbone served from 2006 to 2008 as Senior Vice President and Chief Financial Officer of Tween Brands, Inc., or Tween, an operator of specialty retailing brands. Prior to Tween, Mr. Carbone served from 2005 to 2006 as Vice President, Finance for Victoria's Secret of L Brands, Inc., formerly known as Limited Brands, Inc., a specialty retailer. Mr. Carbone holds a B.S. in Hotel Management from the University of Massachusetts, a B.S. in Business Administration from the University of South Carolina, and a M.B.A. from the University of Illinois.

        Bryan C. Barksdale.    Mr. Barksdale has served as our General Counsel since August 2015 and our Secretary since December 2015. Mr. Barksdale was named as a Senior Vice President in September 2018. Prior to joining us, Mr. Barksdale served as General Counsel of iFLY Holdings, Inc., a designer, manufacturer, and operator of vertical wind tunnels used in indoor skydiving facilities, from January 2015 to July 2015. From August 2010 to January 2015, Mr. Barksdale served as Chief Legal Officer, General Counsel, and Secretary of Bazaarvoice, Inc., a social commerce software-as-a-service company. From February 2005 to August 2010, Mr. Barksdale practiced corporate and securities law at Wilson Sonsini Goodrich & Rosati, Professional Corporation. Mr. Barksdale previously practiced corporate and securities law with Brobeck, Phleger & Harrison LLP and with Andrews Kurth LLP. Mr. Barksdale holds a B.A. from The University of Texas at Austin, an M.Ed. from the University of Mississippi, and a J.D. from Washington & Lee University School of Law.

        Hollie S. Castro.    Ms. Castro was named as our Vice President of Talent in January 2018 and as our Senior Vice President of Talent in September 2018. Prior to joining us, Ms. Castro served as President of the Castro Consulting Group, an organization which coaches and advises executives from start-ups to Fortune 500 companies, from 2015 to 2018. Prior to that, Ms. Castro held the roles of Executive Vice President of Kony, a digital and mobile application company, in 2014, and Senior Vice President of Human Resources and Administration at BMC Software, a multi-cloud management company, from 2009 to 2014. Ms. Castro holds a B.A. in Interpreting Italian and French from Marlboro College, and an International M.B.A. from the Thunderbird School of Global Management at Arizona State University.

        Robert O. Murdock.    Mr. Murdock has been our Senior Vice President, Direct to Consumer and Managing Director, International since July 2019. Prior to this time, Mr. Murdock served as Vice President of Innovation since May 2017 and was named our Senior Vice President of Innovation in September 2018. Prior to joining us, Mr. Murdock served as the Senior Vice President of Innovation for Nautilus, Inc., a worldwide marketer, developer, and manufacturer of home fitness equipment brands, from 2016 to 2017, and was the Vice President, General Manager of Nautilus' Direct-to-Consumer division from 2011 to 2016. Prior to Nautilus, Mr. Murdock was the Director, Product Management at Clarity Visual Systems, a Category Manager at InFocus, and a Program Manager at Intel Corporation. Mr. Murdock holds a B.A. in Government from Georgetown University, and an M.B.A. in Business Administration and Management from the Red McCombs School of Business at The University of Texas at Austin.

        Kirk A. Zambetti.    Mr. Zambetti has been our Vice President of Sales since August 2016 and was named our Senior Vice President of Sales in September 2018. Prior to joining us, Mr. Zambetti was the Vice President of Sales for North America for Danaher's Dental Technologies division from October 2008 to August 2016, and was Director of Key Accounts, North America dating back to March 2007. Prior to Danaher, Mr. Zambetti held various commercial leadership and sales roles with leading medical device manufacturers and distributors, including Siemens, ANSI, Urologix, and PSS WorldMedical. Mr. Zambetti holds a B.A. in History from Hampden-Sydney College.

        As of November 1, 2019, we eliminated the role of Chief Marketing Officer and Melisa Goldie, formerly our Senior Vice President and Chief Marketing Officer, was no longer with the Company.

Directors

        David L. Schnadig.    Mr. Schnadig has served as the Chair of the Board since June 2012. Mr. Schnadig is a Managing Partner of Cortec. Mr. Schnadig joined Cortec in 1995, oversees a number of Cortec portfolio companies and leads the firm's acquisition activities with regard to consumer and business-to-business products and specialty services companies. Prior to joining Cortec, Mr. Schnadig was Assistant to the Chairman of SunAmerica Inc., a life insurance and financial services company. Prior to SunAmerica Inc., Mr. Schnadig was an investment banker at Lehman Brothers, Inc., a global financial services firm, and a management consultant at Cresap, McCormick & Paget, general management consultants. Mr. Schnadig holds a B.A. from Trinity College and an M.B.A. from the Kellogg School of Management at Northwestern University.

        Mr. Schnadig was selected to serve on our Board because of his extensive knowledge and understanding of our business, consumer products businesses, corporate strategy, corporate finance, and governance.

        Mary Lou Kelley.    Ms. Kelley has served as a member of our Board since February 2019. From April 2014 through March 2017, Ms. Kelley served as President, E-Commerce for Best Buy Co., Inc., a consumer electronics retailer. Prior to joining Best Buy, she served as Senior Vice President, E-Commerce for Chico's FAS Inc., a retail women's clothing chain, from July 2010 to March 2014. Previously, Ms. Kelley held the posts of Vice President of Retail Real Estate and Marketing and Vice President of E-Commerce for L.L. Bean, a retail company. Ms. Kelley has served on the board of directors of Vera Bradley, Inc., a luggage and handbag design company, since December 2015 and on the board of directors of Finning International, a dealer of construction machinery and equipment, since January 2018. Ms. Kelley holds a B.A. in Economics from Boston College and an M.B.A. from the University of Virginia's Darden School of Business.

        Ms. Kelley was selected to serve on our Board because of her extensive executive experience and deep knowledge of consumer products e-commerce and omni-channel marketing.

        Jeffrey A. Lipsitz.    Mr. Lipsitz has served as a member of our Board since October 2018. Mr. Lipsitz is a Managing Partner of Cortec. Mr. Lipsitz joined Cortec in 1998, oversees a number of portfolio companies and initiated and leads the firm's acquisition activities with regard to healthcare investments. Prior to joining Cortec, Mr. Lipsitz was Vice President of Corporate Development and had oversight responsibility for the distribution businesses of PLY Gem Industries, Inc., a manufacturer of exterior building products. Mr. Lipsitz holds a B.A. from Union College and an M.B.A. from the Columbia University Graduate School of Business.

        Mr. Lipsitz was selected to serve on our Board because of his extensive knowledge and understanding of our business and his strategic planning, financial analysis, mergers and acquisitions and operating performance experience.

        Dustan E. McCoy.    Mr. McCoy has served as a member of our Board since October 2018. Since 2006, Mr. McCoy has served on the board of directors of Freeport-McMoRan Inc., a mining company, where he currently chairs its compensation committee. In addition, since 2002, he has served on the board of directors of Louisiana-Pacific Corporation, a building materials manufacturer, where he currently chairs its compensation committee. From 2005 to 2016, Mr. McCoy was Chairman of the Board and CEO of Brunswick Corporation, a global manufacturer and marketer of recreation products, and served in various other roles at Brunswick Corporation from 1999 to 2005. Prior to joining Brunswick Corporation, Mr. McCoy served as Executive Vice President for Witco Corporation, a specialty chemical products company, and also served Witco Corporation as Senior Vice President, General Counsel and Corporate Secretary. Mr. McCoy holds a B.A. in Political Science from Eastern Kentucky University and a J.D. from Salmon P. Chase College of Law at Northern Kentucky University.

        Mr. McCoy was selected to serve on our Board because of his extensive leadership experience and broad understanding of global businesses and his knowledge of corporate compensation, legal, compliance, governance, and disclosure matters.

        Michael E. Najjar.    Mr. Najjar has served as a member of our Board since June 2012. Mr. Najjar is a Managing Partner of Cortec. Mr. Najjar joined Cortec in 2004, oversees several Cortec portfolio companies, and leads transaction sourcing efforts. Prior to Cortec, Mr. Najjar was a Managing Director at Cornerstone Equity Investors, a private equity firm. Prior to Cornerstone Equity Investors, Mr. Najjar was an investment banker at Donaldson, Lufkin & Jenrette, an investment bank. Mr. Najjar holds a B.A. from Cornell University and an M.B.A. from The Wharton School at the University of Pennsylvania.

        Mr. Najjar was selected to serve on our Board because of his extensive knowledge and understanding of our business, consumer businesses, corporate finance, and treasury.

        Roy J. Seiders.    Mr. Seiders has served as a member of our Board since June 2012. From 2006 to September 2015, Mr. Seiders served as our CEO. Mr. Seiders is one of our Founders and has been consistently focused on product design and development, as well as developing our marketing tone. Since September 2015, Mr. Seiders has served as the Chairman and Founder of our wholly owned subsidiary, YETI Coolers, LLC. Mr. Seiders holds a B.A. from Texas Tech University.

        Mr. Seiders was selected to serve on our Board because of his unique perspective and experience as one of our Founders and leaders since our inception and because of his passion for, and extensive knowledge of, our products, brand, Ambassadors, and customers.

        Robert K. Shearer.    Mr. Shearer has served as a member of our Board since October 2018. From 2005 to 2015, Mr. Shearer served as Senior Vice President and Chief Financial Officer of VF Corporation, a global lifestyle and apparel company, and from 1986 to 2005, served in various other roles at VF Corporation, including Vice President—Finance and Chief Financial Officer and Vice President—Controller. For two years, he was President of VF Corporation's Outdoor Coalition, which was formed with the acquisition of The North Face brand. Prior to joining VF Corporation, Mr. Shearer was a Senior Audit Manager for Ernst & Young, a multinational professional services firm. Since May 2019, Mr. Shearer has served as Chairman of the Board of Directors of Kontoor Brands, Inc., a global lifestyle apparel company. Since 2008, Mr. Shearer has served on the board of directors of Church & Dwight Co., Inc., a household products manufacturer, where he currently chairs the audit committee. He previously served on the board of directors of The Fresh Market, Inc., a specialty grocery chain. Mr. Shearer holds a B.S. in Accounting from Catawba College.

        Mr. Shearer was selected to serve on our Board due to his extensive public accounting, finance and internal control experience, as well as his experience in leading global retail consumer products expansion initiatives.

Board Size and Composition

        Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of eight directors, comprising our CEO, one of our Founders, three outside directors, and three Managing Partners of Cortec, our principal stockholder. The Board of Directors has determined that eight directors, three of whom are independent, is the appropriate size for our company. The number of directors is fixed from time to time by resolution of the Board of Directors pursuant to our amended and restated certificate of incorporation. In addition, under the Stockholders Agreement, Cortec has the right to nominate (i) three directors so long as it beneficially owns at least 30% of our then-outstanding shares of common stock, (ii) two directors so long as it beneficially owns at least 15% but less than 30% of our then-outstanding shares of common stock, and (iii) one director so long as it beneficially owns at least 10% but less than 15% of our then-outstanding shares of common stock. See "—Board Function, Leadership Structure, and Executive Sessions" below for additional information regarding the Stockholders Agreement.

        Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

Classified Board of Directors

        Our amended and restated certificate of incorporation provides that our Board of Directors is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our Board of Directors is designated as follows:

  •
  Messrs. Reintjes and Seiders are Class I directors, and their terms will expire at the annual meeting of stockholders to be held in 2022;

  •
  Messrs. McCoy and Shearer and Ms. Kelley are Class II directors, and their terms will expire at the annual meeting of stockholders to be held in 2020; and

  •
  Messrs. Schnadig, Najjar, and Lipsitz are Class III directors, and their terms will expire at the annual meeting of stockholders to be held in 2021.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

        The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See "Description of Capital Stock—Anti-takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws" for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation.

Controlled Company Exemption

        Prior to this offering, Cortec controlled a majority of the voting power of our common stock with respect to the election of our directors pursuant to the Voting Agreement. As a result, we are considered a controlled company under the NYSE listing standards. As a controlled company, we are exempt from certain NYSE corporate governance requirements, including the requirements that: (a) a majority of our Board consist of independent directors, as defined under the NYSE listing standards; (b) our Nominating and Governance Committee be composed entirely of independent directors; and (c) our Compensation Committee be composed entirely of independent directors.

        The Voting Agreement will terminate, pursuant to its terms, when the parties thereto no longer beneficially own in the aggregate shares of our common stock representing greater than 50% of the then outstanding voting power with respect to the election of our directors. Upon the completion of this offering, Cortec, together with Roy Seiders, Ryan Seiders, and their respective affiliates, will own approximately 49.7% of our outstanding common stock (or approximately 48.1% if the underwriters exercise their option to purchase additional shares in full). As a result, Cortec will control less than 50% of the total voting power of our common stock with respect to the election of our directors and the Voting Agreement will terminate upon completion of this offering.

        Accordingly, we anticipate that we will not be a "controlled company" within the meaning of the NYSE listing standards upon completion of this offering. Under the NYSE listing standards, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company; (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company; and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the NYSE listing standards provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. The loss of our controlled company status does not modify the independence requirements for the audit committee under the phase-in period following this offering.

Director Independence

        Currently, our Board consists of eight members, three of whom were deemed independent by the Board in its most recent determination. See "—Controlled Company Exemption" above for additional information regarding our status as a controlled company and reliance on the controlled company exemption. We anticipate that we will no longer be able to avail ourselves of the "controlled company" exemption and will be required to have a Board of Directors that consists of a majority of independent directors, within the specified phase-in period, following the completion of this offering. See "—Controlled Company Exemption."

        For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with us. The Board has adopted the independence standards of the NYSE listing standards for determining director independence. Based on these independence standards, our Board, in its most recent determination, determined that each of Ms. and Messrs. Mary Lou Kelley, Dustan E. McCoy and Robert K. Shearer is independent and free of any material relationships with our company other than as established through his or her service as a director of our company.

        In determining director independence, our Board considers any transactions or relationships between a director and his or her immediate family and affiliates, on the one hand, our company and our management, on the other hand, including in each case any changes that have taken place with respect to such transactions and relationships since its last determination of independence, to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. In its most recent review of Ms. Kelley and Messrs. McCoy and Shearer, our Board found no such transactions or relationships.

Board Function, Leadership Structure, and Executive Sessions

        Our Board oversees the performance of our CEO and our other senior management and works to assure the best interests of stockholders are served.

        Our Board does not have a policy requiring either that the positions of the Chair of the Board and CEO should be separate or that they should be occupied by the same individual. Our Board believes that this issue is properly addressed as part of the succession planning process and that it is in the best interests of our company for the Board to make a determination on these matters when it elects a new CEO or Chair of the Board, or at other times consideration is warranted by the circumstances. Currently, the roles are separate, with Mr. Reintjes serving as our CEO and Mr. Schnadig serving as Chair of the Board.

        Our Board is led by the Chair of the Board, Mr. Schnadig. The Chair of the Board oversees planning of the annual Board calendar and, in consultation with the other directors, schedules and sets the agenda for meetings of the Board. In addition, the Chair of the Board provides guidance and oversight to members of management and acts as the Board's liaison to management. In this capacity, the Chair of the Board will be actively engaged in significant matters affecting us.

        Pursuant to the terms of the Stockholders Agreement, so long as Cortec beneficially owns 20% or more of the outstanding shares of our common stock, we will take all necessary action to cause a director nominated by Cortec to serve as Chair of the Board. See "—Board Size and Composition" above for additional information regarding the Stockholders Agreement.

        The Board believes that this leadership structure is appropriate for us at this time because it provides our Chair of the Board with the readily available resources to manage the affairs of the Board while allowing our CEO to focus more on operational and management functions. An executive session of the non-management directors is held in conjunction with each regular meeting of the Board. Our independent directors also meet in regularly scheduled executive sessions at which only independent directors are present. Mr. Shearer serves as the presiding director at these executive sessions.

Code of Ethics and Business Conduct

        We adopted a written code of ethics and business conduct that applies to our directors, executive officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted under "Governance" on the Investor Relations section of our website, www.YETI.com. To the extent required by applicable rules adopted by the Securities and Exchange Commission, or the SEC, and the NYSE, we intend to disclose future amendments to certain provisions of the code, or waivers of such provisions granted to executive officers and directors, in this location on our website at www.YETI.com.

Anti-Hedging and Anti-Pledging Policy

        Directors, executive officers, other employees and third-party consultants or independent contractors whose business relationship with us provides access to material nonpublic information regarding our company may not engage in transactions of a speculative nature regarding our securities at any time, including, but not limited to, put options, margining our securities, or otherwise pledging our securities as collateral or entering into any other hedging transactions. In addition, directors, executive officers, other employees and such third-party consultants or independent contractors are prohibited at all times from short-selling our common stock or engaging in transactions involving YETI-based derivative securities, including, but not limited to, trading in YETI-based put or call option contracts, transacting in straddles, and the like.

Board Committees

        Our Board currently has, and appoints the members of, a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. Each of those committees has a written charter approved by the Board. The current charter for each standing Board committee is posted under "Governance" in the Investor Relations section of our website, www.yeti.com.

        Our Board determined that each of Ms. Kelley and Messrs. McCoy and Shearer is independent under the NYSE listing standards, and that each of Ms. Kelley and Messrs. McCoy and Shearer is independent under Rule 10A-3 under the Exchange Act. Pursuant to Rule 10A-3(b)(1)(iv)(A)(2) under the Exchange Act, our audit committee consists entirely of independent directors (Ms. Kelley and Messrs. McCoy and Shearer). Except as provided under "—Controlled Company Exemption" above, we will continue to comply with all other Board and Board committee independence requirements of the SEC and the NYSE. We anticipate that we will no longer be able to avail ourselves of the "controlled company" exemption and will be required to have a Board of Directors, a Nominating and Governance Committee, and a Compensation Committee that complies with NYSE listing standards within the specified phase-in period following the completion of this offering. See "—Controlled Company Exemption."

Audit Committee

Mr. Shearer (Chair)
Ms. Kelley
Mr. McCoy

        The Audit Committee's role is financial oversight. Our management is responsible for preparing financial statements, and our independent registered public accounting firm is responsible for auditing those financial statements.

        The Audit Committee's responsibilities include: (a) assisting the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications, independence and performance, and (iv) the performance of our internal audit function; (b) preparing the Audit Committee's report; (c) advising and consulting with management and the Board regarding our financial affairs; and

(d) appointing, compensating, retaining, terminating, and overseeing the work of our independent auditors.

        Our Board has determined that Mr. Shearer qualifies as an "audit committee financial expert" within the definition established by the SEC. For more information on Mr. Shearer's background, see his biographical information under "—Directors" above.

        The controlled company exemption did not modify the independence requirements for the audit committee and we are currently in compliance with the audit committee requirements of the Sarbanes-Oxley Act and the NYSE rules. These rules require that our audit committee be composed of at least three members, all of whom must be independent within one year of the date of the IPO.

Compensation Committee

Mr. McCoy (Chair)
Ms. Kelley
Mr. Schnadig

        Our Board determined that each of Ms. Kelley and Mr. McCoy is independent under the NYSE listing standards. The NYSE listing standards require that our Compensation Committee be composed of a majority of independent directors within 90 days of this offering and be composed entirely of independent directors within one year of this offering. The Compensation Committee has overall responsibility for our executive and non-employee director compensation plans, policies and programs including the 2012 Plan, the 2018 Plan, and our Non-Employee Director Compensation Policy.

        The Compensation Committee establishes and administers our policies, programs and procedures for compensating and providing benefits to its executives. It also makes recommendations to the Board regarding the compensation of non-employee directors. Among other responsibilities, the Compensation Committee has direct responsibility for: (a) reviewing and approving corporate goals and objectives relevant to the CEO's compensation, evaluating the CEO's performance in light of these goals and objectives, and, either as a committee or together with the independent directors (as directed by the Board), determining and approving the CEO's compensation level based on this evaluation; (b) reviewing and approving corporate goals and objectives relevant to other executive officer compensation, evaluating the other executive officers' performance in light of these goals and objectives, and determining and approving the compensation level of each other executive officer based on this evaluation; (c) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans; and (d) making recommendations to the Board with respect to non-employee director compensation. In performing its responsibilities, the Compensation Committee takes into account the recommendations of the CEO and Senior Vice President of Talent in determining the compensation of executive officers other than with respect to the CEO or Senior Vice President of Talent, as applicable. Otherwise, our executive officers do not have any role in determining the form or amount of compensation paid to our executive officers.

Compensation Committee Interlocks and Insider Participation

        During the year ended December 29, 2018, the members of the Compensation Committee were Messrs. McCoy and Schnadig. During 2018, Mr. McCoy did not have any material interest in a transaction of our company or a business relationship with, or any indebtedness to, our company.

        Mr. Schnadig is a Managing Partner of Cortec, our principal stockholder. See "Certain Relationships and Related Party Transactions" for a description of our prior management services agreement with Cortec, which was terminated in connection with our IPO. Mr. Schnadig also was an officer of our company and YETI Coolers, LLC until September 26, 2018.

        None of the members of the Compensation Committee serve as an executive officer of any other entity that has a member of its compensation committee (or if no committee performs that function, the board of directors) serving as one of our executive officers. None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) or a director of any other entity that has an executive officer serving as a member of the Compensation Committee or a member of our Board.

Nominating and Governance Committee

Mr. Schnadig (Chair)
Mr. Najjar
Mr. Shearer

        Our Board determined that Mr. Shearer is independent under the NYSE listing standards. The NYSE listing standards require that our Nominating and Governance Committee be composed of a majority of independent directors within 90 days of this offering and be composed entirely of independent directors within one year of this offering. The Nominating and Governance Committee is responsible for: (a) identifying individuals qualified to become members of the Board; (b) recommending candidates to fill Board vacancies and newly-created director positions; (c) recommending whether incumbent directors should be nominated for re-election to the Board upon the expiration of their terms; (d) recommending corporate governance guidelines applicable to the Board and our employees; (e) overseeing the evaluation of the Board and its committees; and (f) assessing and recommending Board members to the Board for committee membership. For a description of Cortec's right to nominate directors to our Board pursuant to the Stockholders Agreement, see "—Board Size and Composition" and "—Board Function, Leadership Structure, and Executive Sessions" above. This committee also assists our Board with management succession planning and director and officer insurance coverage.

Limitation of Liability and Indemnification of Directors and Officers

        We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. To the extent that a present or former officer or director is successful on the merits or otherwise in the defense of any action, suit, or proceeding referred to above, or in the defense of any claim, issue, or matter therein, the corporation must indemnify him or her against the expenses (including attorneys' fees) that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  breach of a director's duty of loyalty to the corporation or its stockholders;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  transaction from which the director derives an improper personal benefit.

        Our amended and restated certificate of incorporation and our amended and restated bylaws include such a provision. Expenses incurred by any director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us, provided such director must repay amounts in excess of the indemnification such director is ultimately entitled to.

        Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such director receives notice of the unlawful actions.

Non-Employee Director Compensation

        Our directors receive compensation in accordance with our Non-Employee Director Compensation Policy. Unless otherwise determined by our Board of Directors, non-employee directors compensated by Cortec will not receive compensation (other than reimbursement of expenses and discounts on YETI products) for their participation on our Board of Directors or involvement on any of its committees.

  Director Compensation

        The following table sets forth information regarding all compensation awarded to, earned by, or paid to our non-employee directors during 2018:

Name	Fees earned or paid in cash(1) ($)	Stock Awards(2) ($)	Total ($)
Dustan E. McCoy	18,611	120,000	138,611
Robert K. Shearer	18,611	120,000	138,611

(1)
Represents retainer for Board of Directors service and for committee chair and committee service. Each of Messrs. McCoy and Shearer elected to defer their annual cash retainer and committee cash fees into deferred stock units, or DSUs.

(2)
Represents the grant date fair value of restricted stock units, or RSUs, granted on October 25, 2018. Assumptions used in the calculation of these amounts are included in Note 7—Stock-Based Compensation of the notes to our consolidated financial statements included elsewhere in this prospectus for the year ended December 29, 2018. Mr. Shearer elected to receive DSUs in lieu of the RSUs. As of December 29, 2018, Mr. McCoy held 3,155 DSUs and 6,666 RSUs, and Mr. Shearer held 9,821 DSUs.

  Annual Cash Compensation

        Our non-employee directors receive an annual cash retainer of $75,000, which, absent a deferral election described below, is paid quarterly in arrears and pro-rated based on days in service on our Board of Directors. Each non-employee director is also entitled to receive additional cash compensation for committee membership or service as a chair as follows:

  •
  Non-Executive Chairman of our Board of Directors: $60,000

  •
  Lead or Presiding Director of our Board of Directors (if any): $40,000

  •
  Chair of the Audit Committee: $20,000

  •
  Audit Committee member: $10,000

  •
  Chair of the Compensation Committee: $15,000

  •
  Compensation Committee member: $7,500

  •
  Chair of the Nominating and Governance Committee: $10,000

  •
  Nominating and Governance Committee member: $5,000

  •
  Chair of Special Committee (e.g., strategic transactions, investigations, key employee searches): to be determined if and when the Special Committee is established

  •
  Member of Special Committee (if established): $7,500

        As of the date of each annual meeting of our stockholders, or on a pro rata basis as of the date of a non-employee director's initial election or appointment to our Board of Directors, non-employee directors are able, subject to compliance with tax deferral rules, to elect to defer into DSUs all or part of the annual cash retainer, or chair or committee cash fees, that would be earned between such date and our next annual meeting of stockholders, which we refer to as the service period. Such DSUs would be issued on the first day of the service period on the basis of our stock price on the date of grant, rounded down for any partial shares. Such DSUs would vest on the earlier to occur of (i) the first anniversary of the date of grant and (ii) the next following annual meeting of our stockholders, subject to the director's continued service through the applicable vesting date. For a director who elected DSUs in lieu of cash fees at the time of our IPO in October 2018, the DSUs vested in full immediately prior to our 2019 annual meeting of stockholders, subject to the director's continued service through such date. Any vested DSUs will be settled in shares of our common stock on the earlier of (1) a date specified by the non-employee director in his or her deferral election form and (2) the six-month anniversary of the non-employee director's cessation of service on our Board of Directors.

        During any period of deferral, non-employee directors will accrue dividend equivalents on their DSUs as, if and when dividends are paid on shares of our common stock. The definitive terms regarding any DSUs will be set forth in the DSU award agreement and the accompanying deferral election form completed by the applicable director.

        All of our directors are reimbursed for their reasonable out-of-pocket expenses related to their service as a member of our Board of Directors or one of its committees.

  Equity Compensation

        Each non-employee director serving on our Board of Directors immediately following the pricing of our IPO in October 2018 was granted on October 25, 2018 an award of RSUs for a number of shares equal to (1) $120,000 divided by (2) the price at which a share of our common stock was initially offered to the public, rounded down for any partial shares. This award vested in full in one installment immediately prior to our 2019 annual meeting of stockholders, subject to the director's continued service through such date.

        On the date of each annual meeting of our stockholders, or on a pro rata basis upon initial election or appointment to our Board of Directors, each non-employee director is granted an award of RSUs with a value of $120,000 (based on our closing stock price on the date of grant). This award will vest in full in one installment on the earlier to occur of (1) the first anniversary of the date of grant and (2) immediately prior to the next annual meeting of our stockholders, subject to the director's continued service through the applicable vesting date.

        Our non-employee directors are able to elect to defer all or part of the grant of RSUs in the form of DSUs, which will vest in full in one installment on the same basis as a non-employee director's RSUs vest and will be settled in shares of our common stock on the earlier to occur of (1) the date specified by the non-employee director in his or her deferral election form and (2) the six-month anniversary of the non-employee director's cessation of service on our Board of Directors.

        During any period of deferral, non-employee directors will accrue dividend equivalents on their DSUs as, if and when dividends are paid on shares of our common stock. The definitive terms regarding any DSUs will be set forth in the DSU award agreement and the accompanying deferral election form completed by the applicable director.

  Company Product Discount

        Directors are entitled to a discount to the suggested retail price of certain of our products.

Non-Employee Director Stock Ownership Guidelines

        Under our stock ownership guidelines, each of our non-employee directors who receives compensation from us for his or her service on our Board of Directors is required to own stock in an amount equal to not less than five times his or her annual cash retainer. For purposes of this requirement, a non-employee director's holdings include shares of our common stock held directly or indirectly, individually or jointly, as well as vested share awards that have been deferred for future delivery. Until the stock ownership requirements have been satisfied, non-employee directors are required to retain 100% of the shares received upon settlement of restricted stock, RSUs or performance shares (net of shares with a value equal to the amount of taxes owed by such non-employee director in respect of such settlement) and the shares received on exercise of stock options (net of shares tendered or withheld for the payment of the exercise price and taxes owed by such non-employee director in respect of such exercise), in any case, with respect to equity awards that are granted on or following October 24, 2018. The stock retention requirement does not apply to equity awards that were granted to our non-employee directors prior to October 24, 2018.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth information regarding all compensation awarded to, earned by, or paid to our named executive officers during 2017 and 2018:

Name and Principal Positions	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Matthew J. Reintjes	2018	728,269	—	16,662,199	2,323,252	984,375	18,809	20,716,904
President and Chief	2017	694,231	171,822	—	—	—	18,091	884,144
Executive Officer
Kirk A. Zambetti	2018	354,039	—	4,684,650	398,272	318,635	18,968	5,774,564
Senior Vice President of Sales
Robert O. Murdock	2018	330,250	—	3,695,203	379,689	297,225	15,024	4,717,391
Senior Vice President, Direct-to-Consumer and Managing Director, International

(1)
Amount reflects a discretionary bonus awarded to Mr. Reintjes for calendar year 2017 based on our successful completion of the following strategic initiatives: critical systems implementation, re-platform of eCommerce site, inventory reduction, quarterly net sales, and margin performance.

(2)
Amounts in these columns reflect the aggregate grant date fair value of the RSUs and stock option awards, as applicable, granted in 2018 in accordance with Accounting Standards Codification Topic 718. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included elsewhere in this prospectus for the year ended December 29, 2018. For Mr. Zambetti, stock options previously outstanding were forfeited and replaced with the grant of his RSUs, which was accounted for as a modification. Therefore, the fair value of his RSUs is the difference between the pre-modification fair value of the stock options forfeited and the post-modification fair value of the RSUs.

(3)
Amounts reflect performance bonuses earned by each named executive officer for 2018 based on our achievement of certain targets related to EBITDA.

(4)
The amount reported for Mr. Reintjes reflects company-paid life insurance, disability insurance, and health, dental and vision care premiums ($8,309 in 2018 and $8,280 in 2017), company contributions to his health savings account ($2,250 in 2018 and $2,250 in 2017) and company-paid 401(k) plan matching contributions ($8,250 in 2018 and $7,561 in 2017). The amount reported for Mr. Zambetti reflects company-paid life insurance, disability insurance, and health, dental and vision care premiums ($8,468 in 2018), company contributions to his health savings account ($2,250 in 2018) and a company-paid 401(k) plan matching contribution ($8,250 in 2018). The amount reported for Mr. Murdock reflects company-paid life insurance, disability insurance, and health, dental and vision care premiums ($6,774 in 2018) and a company-paid 401(k) plan matching contribution ($8,250 in 2018).

Employment Agreements

        Matthew J. Reintjes.    We entered into an amended and restated employment agreement with Mr. Reintjes, our President and CEO, effective October 25, 2018. Pursuant to Mr. Reintjes' employment agreement, Mr. Reintjes' annual base salary is $875,000. For the 2018 calendar year, Mr. Reintjes was eligible to receive an incentive award based on our financial performance and individual objectives, with a target amount equal to 75% of his annual base salary amount for the 2018 calendar year, but the actual amount of such bonus exceeded such target amount for a total of $984,375. For each calendar year during the employment period beginning on or after January 1, 2019, Mr. Reintjes' target annual incentive award will be equal to 100% of his annual base salary amount for the applicable calendar year, but the actual amount of such bonus may be less than or exceed such target amount, depending on our performance. Mr. Reintjes' employment agreement provides for an initial term of three years and automatic renewal for additional one-year terms, unless either party provides at least 60 days' notice of nonrenewal. Mr. Reintjes'

employment agreement provides that we will use our good faith efforts to nominate Mr. Reintjes for re-election to our Board of Directors and procure his re-election at any applicable meeting of stockholders (when Mr. Reintjes' term as a director would otherwise expire) held for the purposes of electing directors. Under the employment agreement, Mr. Reintjes is an at-will employee and is subject to customary restrictive covenants, including non-competition and non-solicitation of customer covenants for a period of twelve months following his termination of employment if his employment is terminated during the change in control protection period (as defined in his employment agreement) or eighteen months if his employment is terminated outside of the change in control protection period. The severance provisions applicable to Mr. Reintjes are discussed below under "—Potential Payments upon Termination or Change of Control."

        Kirk A. Zambetti.    Mr. Zambetti, our Senior Vice President of Sales, is a participant in the Senior Leadership Severance Benefits Plan, which we refer to as the "Severance Plan", as discussed below under "—Senior Leadership Severance Benefits Plan." The severance provisions applicable to Mr. Zambetti are discussed below under "—Potential Payments upon Termination or Change of Control."

        Robert O. Murdock.    Mr. Murdock, our Senior Vice President, Direct-to-Consumer and Managing Director, International, is a participant in the Severance Plan, as discussed below under "—Senior Leadership Severance Benefits Plan." The severance provisions applicable to Mr. Murdock are discussed below under "—Potential Payments upon Termination or Change of Control."

Outstanding Equity Awards as of December 29, 2018

        The following table sets forth information regarding outstanding equity awards held by each of our named executive officers as of December 29, 2018:

						Stock Awards
							Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested(1)
						Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested
		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price (Per Share)	Option Expiration Date
Matthew J. Reintjes	October 24, 2018(2)	—	321,691	$18.00	October 24, 2028	—	—
	June 23, 2018(3)	—	—	—	—	524,959	$7,779,893
	September 14, 2015(4)	264,402	132,598	$4.79	September 14, 2025	—	—
Kirk A. Zambetti	October 24, 2018(2)	—	55,147	$18.00	October 24, 2028	—	—
	June 23, 2018(3)	—	—	—	—	148,173	$2,195,924
Robert O. Murdock	October 24, 2018(2)	—	52,574	$18.00	October 24, 2028	—	—
	June 23, 2018(3)	—	—	—	—	116,421	$1,725,360

(1)
Values in this column are based on a per share value of $14.82, which was the closing price of a share of our common stock on December 28, 2018, the last business day prior to the close of our 2018 fiscal year.

(2)
As of December 29, 2018, the options granted to Messrs. Reintjes, Zambetti, and Murdock were subject to time vesting conditions as follows: one-quarter of the options will vest on each of October 24, 2019, October 24, 2020, October 24, 2021 and October 24, 2022,

  subject to the executive officer's continued employment until each such vesting date. The options provide for accelerated vesting upon a change of control of the company, subject to the executive officer's continued employment until such change of control.

(3)
Pursuant to the performance-based RSU agreements that each of Messrs. Reintjes, Zambetti, and Murdock entered into with us, the performance-based RSUs will become fully vested and nonforfeitable upon a transaction that results in Cortec ceasing to own 35% or more of the voting power of the outstanding securities of our company, which we refer to as the Cortec Sale, and the achievement of certain EBITDA targets for calendar years 2018 and 2019, provided that if a Cortec Sale occurs prior to the date on which our Board of Directors certifies that the applicable EBITDA target has been achieved, all performance-based RSUs that have not already been forfeited will become nonforfeitable. Our Board of Directors has certified that the EBITDA target for calendar year 2018 was achieved. Shares of our common stock will be delivered to the applicable grantee within 30 days of the performance-based RSUs becoming nonforfeitable. In order to receive their shares, the grantee must remain employed until the date of the Cortec Sale and must not have violated any of the terms of such grantee's non-competition agreement or other restrictive covenant agreements with us.

(4)
The options granted to Mr. Reintjes were subject to time-vesting conditions such that approximately one-third of the options vested on each of the first three anniversaries of July 31, 2016, subject to Mr. Reitjes' continued employment through each such vesting date. These options are now fully vested.

RSU Awards

        On June 20, 2018, our Board of Directors approved the grant of RSUs to various employees, which approval became effective on June 23, 2018, including the grant of 524,959 RSUs to Mr. Reintjes, 148,173 RSUs to Mr. Zambetti, and 116,421 RSUs to Mr. Murdock.

        Each RSU represents the right to receive one share of our common stock in the future, subject to the occurrence of certain vesting criteria. In connection with their receipt of RSUs, certain grantees forfeited stock options that we previously granted to them. In addition, those grantees who are not already subject to restrictive covenants pursuant to an employment agreement between such grantee and YETI Coolers entered into a non-competition agreement in connection with such grantee's receipt of RSUs.

        Pursuant to the performance-based RSU agreements that each grantee, including each named executive officer, entered into with us, the performance-based RSUs will become fully vested and nonforfeitable upon the occurrence of a Cortec Sale and the achievement of certain EBITDA targets for calendar years 2018 and 2019, provided that if a Cortec Sale occurs prior to the date on which our Board of Directors certifies that the applicable EBITDA target has been achieved, all performance-based RSUs that have not already been forfeited will become nonforfeitable and shares of our common stock will be delivered to the applicable grantee within 30 days of the performance-based RSUs becoming nonforfeitable. Our Board of Directors has certified that the EBITDA target for calendar year 2018 was achieved. In order to receive their shares, the grantee must remain employed until the date of the Cortec Sale and must not have violated any of the terms of such grantee's non-competition agreement or other restrictive covenant agreements with us. The performance-based RSUs are not transferable or assignable. If the selling stockholders sell at least 10,918,000 shares in this offering, or if Cortec's ownership of our outstanding voting securities otherwise falls below 35%, a Cortec Sale will have occurred and the RSUs will become fully vested and nonforfeitable.

Stock Option Awards

        In October 2018, our Board of Directors approved the grant of stock options to various employees, which grants became effective on October 24, 2018, the date we priced our IPO. These grants include an option to Mr. Reintjes to purchase 321,691 shares of our common stock, an option to Mr. Zambetti to purchase 55,147 shares of our common stock, and an option to Mr. Murdock to purchase 52,574 shares of our common stock.

        Each of these stock options represents the right to purchase a specified number of shares of our common stock at the same price at which our common stock was initially offered to the public, or $18.00.

        Pursuant to the nonqualified stock option agreements that each grantee, including each named executive officer, has entered into with us, the stock options will become exercisable in four equal annual installments, beginning on the first anniversary of the date of grant, as long as the applicable grantee remains our employee through each such date, with each stock option becoming fully exercisable in the event such grantee dies or becomes disabled (as defined in the applicable agreement) while serving as our employee. In addition, each stock option will become immediately exercisable in full if, within two years following a change in control, the applicable grantee's employment with us terminates as the result of a termination without cause or a termination for good reason (in each case as defined in the applicable agreement), or in the event the stock option is not assumed or replaced by a successor in connection with a change in control. Following a grantee's termination of employment, his or her stock option may generally, to the extent then exercisable, be exercised for a certain period of time following such termination, depending upon the circumstances of such termination; provided that the entire stock option shall terminate and be forfeited in the event the grantee's employment is terminated by us for cause.

Annual Incentive Plan

        We sponsor an annual incentive plan, under which certain employees, including our named executive officers, are eligible to receive an annual incentive award. The amount of Mr. Reintjes' target annual incentive is described under "—Employment Agreements." For 2018, each of Messrs. Zambetti and Murdock was entitled to a target annual incentive award in an amount equal to 60% of the applicable executive's salary earned in 2018. Target award amounts for eligible participants are generally expressed as a percentage of base salary and are calculated on a sliding scale with ranges above and below target consistent with incentive calculations provided to participants during the applicable calendar year. Payments under our annual incentive program are based on the achievement of goals based on a number of factors, including each participant's historical and anticipated future performance, our growth and profitability, and other relevant considerations. Participants must be employed by us on the payment date in order to receive payment of the incentive award. Incentive awards are paid after year-end results are confirmed, during the calendar year following the year to which the incentive award relates. For fiscal year 2018, amounts earned under the annual incentive plan were based on our attainment of certain EBITDA targets.

        In February 2019, we established the annual incentive program for our 2019 fiscal year, or the 2019 STI Program, for certain employees, including our named executive officers. Participants in the 2019 STI Program may earn from 0% to 200% of their target bonus amounts based on the achievement in 2019 of specified levels of our adjusted operating income (weighted 60%) and net sales (weighted 40%). The 2019 annual target bonus amounts for our named executive officers (as a percentage of their applicable annual base salary) are as follows: Mr. Reintjes—100%; Mr. Zambetti—60%; and Mr. Murdock—60%.

401(k) Plan

        We offer a 401(k) defined contribution plan covering substantially all of our employees, including our named executive officers. Participants may make voluntary contributions to the 401(k) plan, limited by certain Internal Revenue Code, or the Code, restrictions. We are responsible for the administrative costs of the 401(k) plan, and we provide discretionary matching contributions to employee contributions.

Senior Leadership Severance Benefits Plan

        Each of Messrs. Zambetti and Murdock participate in the Severance Plan, under which each participant is entitled to severance in connection with certain terminations of employment, subject to the participant's execution of a release of claims. Each participant, including Messrs. Zambetti and Murdock, is required to execute a participation agreement, which designates a participant's applicable participation level, and a restrictive covenants agreement, as a condition of participating in the Severance Plan. Under the restrictive covenants agreements, each participant, including Messrs. Zambetti and Murdock, is subject to customary restrictive covenants, including non-competition and non-solicitation of customer covenants following termination, which for Messrs. Zambetti and Murdock will continue for a period of twelve months. The severance provisions applicable to Messrs. Zambetti and Murdock under the Severance Plan are discussed below under "—Potential Payments upon Termination or Change of Control."

Potential Payments upon Termination or Change of Control

        Mr. Reintjes' employment agreement provides for certain payments to be made in connection with certain terminations of employment. Under Mr. Reintjes' employment agreement, Mr. Reintjes is entitled to severance, subject to his execution of a release of claims, as follows:

  •
  If Mr. Reintjes' employment is terminated by us without cause (as such term is defined in Mr. Reintjes' employment agreement) or by Mr. Reintjes for good reason (as such term is defined in Mr. Reintjes' employment agreement), and such termination occurs outside of the change in control protection period (as such term is defined in Mr. Reintjes' employment agreement), Mr. Reintjes will be eligible to receive a severance payment in an amount equal to 150% of the sum of his annual base salary amount plus target annual incentive compensation amount for the year in which such termination occurs. This amount would be paid over the eighteen-month period following Mr. Reintjes' termination of employment. Mr. Reintjes will also be eligible to receive a pro rata portion of his annual incentive compensation payment for the year of termination, based on actual performance for the full year and the number of days he was employed during such year, to be paid in a lump sum at the later of (1) the time when annual incentive compensation payments are paid to our executive officers for the calendar year in which Mr. Reintjes' employment terminates or (2) the 61st day after the date on which Mr. Reintjes' employment terminates. In addition, we will reimburse Mr. Reintjes for the full amount of his premiums for health care continuation coverage for a period of up to eighteen months.

  •
  If Mr. Reintjes' employment is terminated by us without cause or by Mr. Reintjes for good reason, and such termination occurs during the change in control protection period, Mr. Reintjes will be eligible to receive a severance payment in an amount equal to 200% of the sum of his annual base salary amount plus his target annual incentive compensation amount for the year in which such termination occurs. This amount generally would be paid in a single lump sum following Mr. Reintjes' termination of employment; although a portion of this amount would be paid over the eighteen-month period following Mr. Reintjes' termination of employment if required under Section 409A of the Code. Mr. Reintjes will also be eligible to receive a pro rata portion of his target annual incentive compensation payment for the year of termination, based on the number of days he was employed during such year, to be paid in a lump sum at the later of (1) the time when annual incentive compensation payments are paid to our executive officers for the calendar year in which Mr. Reintjes' employment terminates or (2) the 61st day after the date on which Mr. Reintjes' employment terminates. In addition, we will reimburse Mr. Reintjes for the full amount of his premiums for health care continuation coverage for a period of up to eighteen months.

        Under the Severance Plan, Messrs. Zambetti and Murdock are entitled to severance, subject to their execution of a release of claims, as follows:

  •
  If the employment of either of Messrs. Zambetti or Murdock is terminated by us without cause (as such term is defined in the Severance Plan) or by the applicable executive for good reason (as such term is defined in the Severance Plan), and such termination does not occur during the change in control protection period (as such term is defined in the Severance Plan), Mr. Zambetti or Mr. Murdock, as applicable, will be eligible to receive a severance amount equal to 100% of his respective annual base salary amount, which we refer to as the "Base Severance Amount." The Base Severance Amount would be paid over the twelve-month period following the applicable executive's termination of employment. Mr. Zambetti or Mr. Murdock, as applicable, will also be eligible to receive a pro rata portion of his respective annual incentive compensation payment for the year of termination, based on actual performance for the full year and the number of days the applicable executive was employed during such year, to be paid in a lump sum at the later of (1) the time when annual incentive compensation payments are paid to our executive officers for the calendar year in which the applicable executive's employment terminates or (2) the 61st day after the date on which the applicable executive's employment terminates. In addition, we will reimburse the applicable executive for the full amount of his premiums for health care continuation coverage for a period of up to twelve months.

  •
  If the employment of either of Messrs. Zambetti or Murdock is terminated by us without cause or by the applicable executive for good reason, and such termination occurs during the change in control protection period, Mr. Zambetti or Mr. Murdock, as applicable, will be eligible to receive a severance payment equal to 150% of the sum of his annual base salary amount plus target annual incentive compensation amount, which we refer to as the Enhanced Severance Amount. The Enhanced Severance Amount generally would be paid in a single lump sum following the applicable executive's termination of employment; although a portion of this amount would be paid over the twelve-month period following the applicable executive's termination of employment, if required under Section 409A of the Code. Mr. Zambetti or Mr. Murdock, as applicable, will also be eligible to receive a pro rata portion of his target annual incentive compensation payment for the year of termination, based on the number of days he was employed during such year, to be paid in a lump sum at the later of (1) the time when annual incentive compensation payments are paid to our executive officers for the calendar year in which the applicable executive's employment terminates or (2) the 61st day after the date on which the applicable executive's employment terminates. In addition, we will reimburse the applicable executive for the full amount of his premiums for health care continuation coverage for a period of up to eighteen months.

  •
  For purposes of the Severance Plan, the change in control protection period is the 24-month period following a change in control (as defined in the Severance Plan). If a change in control occurs during the six-month period following termination of the employment of either Mr. Zambetti or Mr. Murdock, by us without cause, or by the applicable executive for good reason, and such termination of employment (or the event giving rise to the termination for good reason) occurred at the request of a third party which had taken steps reasonably calculated or intended to effectuate such change in control, or otherwise arose in connection with or in anticipation of such change in control, then Mr. Zambetti or Mr. Murdock, as applicable, would be entitled to receive the Enhanced Severance Amount, less any portion of the Base Severance Amount that was previously paid.

  •
  The Severance Plan also contains a net-better Section 280G cutback provision, which provides that, if payments to a participant would constitute "parachute payments" within the meaning of Section 280G of the Code and be subject to an excise tax under Section 4999 of the Code, then such payments would be reduced by the amount needed to avoid triggering such tax, provided that such reduction leaves the participant in a better after-tax position than if such payments had not been reduced (taking into account the effect of the excise tax).

Equity Compensation Plans

        The following description of our equity compensation plans is qualified by reference to the full text of those plans, which are filed as exhibits to the registration statement.

        2012 Equity and Performance Incentive Plan (as amended and restated June 20, 2018).    We adopted the 2012 Plan in June 2012 and amended and restated the 2012 Plan on June 20, 2018. Our Board of Directors administers the 2012 Plan. Subject to the provisions of the 2012 Plan, our Board of Directors has the power to interpret and administer the 2012 Plan and any award agreement and to determine the terms of awards. Nonqualified stock options and RSUs have been granted under the 2012 Plan. Following our IPO, no shares are available for issuance pursuant to new awards under the 2012 Plan.

        2018 Equity and Incentive Compensation Plan.    Our Board of Directors adopted the 2018 Plan, which became effective September 26, 2018. The 2018 Plan is administered by the compensation committee of the Board of Directors. The compensation committee has the authority to determine eligible participants in the 2018 Plan and to interpret and make determinations under the 2018 Plan. Pursuant to the 2018 Plan, we may grant stock options, appreciation rights, restricted stock, RSUs, performance shares, performance units, cash incentive awards, and certain other awards based on or related to shares of our common stock.

Executive Stock Ownership Guidelines

        Certain of our executive officers and other senior employees as identified by the compensation committee of our Board of Directors are subject to stock ownership guidelines. Under the stock ownership guidelines, Mr. Reintjes, our President and CEO, is required to own stock in an amount equal to not less than six times his annual base salary, and our other executive officers and other senior employees identified by the compensation committee are required to own stock in an amount equal to not less than three times their annual base salary. For purposes of this requirement, an executive's holdings include shares of our common stock held directly or indirectly, individually or jointly, as well as vested share awards that have been deferred for future delivery. Until the stock ownership requirements have been satisfied, Mr. Reintjes and each other executive officer or other identified senior employee is required to retain 50% of the shares received upon settlement of restricted stock, RSUs or performance shares (net of shares with a value equal to the amount of taxes owed by such executive in respect of such settlement) and the shares received on exercise of stock options (net of shares tendered or withheld for the payment of the exercise price and taxes owed by such executive in respect of such exercise), in any case, with respect to equity awards that are granted on or following October 24, 2018. The stock retention requirement does not apply to equity awards that were granted to the executive officers or other senior employees prior to October 24, 2018.

Clawback Policy

        Our clawback policy is administered by the compensation committee of our Board of Directors. Pursuant to this policy, in the event we are required to prepare an accounting restatement of our financial statements as a result of a material noncompliance by us with any financial reporting requirement under the federal securities laws and the compensation committee reasonably, and in good faith, determines that any current or former executive officer or any other senior employee identified by the compensation committee who received incentive compensation (whether cash or equity) from us on or after the effective date of the clawback policy has willfully committed misconduct that contributed to the noncompliance that resulted in our obligation to prepare the accounting restatement, we have the right to use reasonable efforts to recover from such executive officer or senior employee any excess incentive compensation awarded as a result of the misstatement. Additionally, if any current or former executive officer or any other senior employee identified by the compensation committee who received incentive compensation (whether cash or equity) from us on or after the effective date of the clawback policy engages in serious misconduct or activity otherwise prohibited by the clawback policy, we have the right to use reasonable efforts to recover from such executive officer or senior employee any amount of incentive compensation the compensation committee reasonably and in good faith deems appropriate. The clawback policy applies to compensation granted on or after the effective date of the policy.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

        The following is a summary of transactions that occurred on or after January 1, 2016 to which we were a party, in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Stockholders Agreement

        In connection with our IPO, we entered into the Stockholders Agreement with Management as managing general partner of Cortec Group Fund V, L.P., and other holders of our common stock party thereto pursuant to which we are required to take all necessary action for individuals designated by Cortec to be included in the slate of nominees recommended by the Board of Directors for election by our stockholders. Under the Stockholders Agreement, Cortec has the right to nominate (i) three directors so long as it beneficially owns at least 30% of our then-outstanding shares of common stock, (ii) two directors so long as it beneficially owns at least 15% but less than 30% of our then-outstanding shares of common stock, and (iii) one director so long as it beneficially owns at least 10% but less than 15% of our then-outstanding shares of common stock (we refer to any director nominated by Cortec as a Cortec Designee). The Stockholders Agreement also provides that so long as Cortec beneficially owns 20% or more of our then-outstanding shares of common stock, we will agree to take all necessary action to cause a Cortec Designee to serve as (i) Chair of the Board of Directors and (ii) Chair of the nominating and governance committee.

Registration Rights Agreement

        In connection with our IPO, we entered into a registration rights agreement with Cortec, Roy J. Seiders, Ryan R. Seiders, certain of their respective affiliates, and certain other stockholders, which was subsequently amended in May 2019, and we refer to this agreement, as amended, as the Registration Rights Agreement. Under the terms of the Registration Rights Agreement, certain of the parties thereto, which we refer to as Rights Holders, may request registration, or a demand registration, of all or a portion of its common stock. If a Rights Holder makes a demand registration, the other stockholders party thereto may request that up to all of their shares of common stock be included in such registration statement. In each case, the amount registered under the demand registration is subject to certain limitations and conditions. We shall not be obligated to effectuate more than four demand registrations in any 12-month period. Any demand registration must be for an anticipated aggregate offering price of at least $250 million. In addition, in the event that we register additional shares of common stock for sale to the public in the future, we will be required to give notice of the registration to the Rights Holders and, subject to certain limitations, include shares of common stock held by them in the registration. The Registration Rights Agreement includes customary indemnification provisions in favor of the Rights Holders against certain losses and liabilities arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Letter Agreements and Waivers to Registration Rights Agreement

        On May 6, 2019, we entered into a letter agreement, or the May 2019 Letter Agreement, with John D. Bullock, Jr. and Andrew S. Hollon, and with Cortec Group Fund V, L.P., Cortec Co-Investment Fund V, LLC, Cortec Group Fund V (Parallel), L.P., RJS ICE, LP, RJS ICE 2, LP, RRS ICE 2, LP, Roy J. Seiders and Ryan R. Seiders, which we collectively refer to as the Majority Stockholders. Pursuant to the May 2019 Letter Agreement, in exchange for their allocated sales in the May 2019 Offering, Messrs. Bullock and Hollon agreed to enter into an amendment to the Registration Rights Agreement as well as a waiver to the Registration Rights Agreement to facilitate the selling stockholder allocations in the May 2019 Offering, or the May 2019 Waiver, and the Company and the Majority Stockholders agreed to use their commercially reasonable efforts to effect the May 2019 Offering, subject to market conditions and certain other contingencies and considerations, and each party agreed that the number of shares of common stock to be included in the May 2019 Offering was to be allocated according to the terms of the May 2019 Waiver. In addition, each of Messrs. Bullock and Hollon adopted trading plans established under Rule 10b5-1 of the Exchange Act, pursuant to which they will each sell, subject to the terms of such trading plans, a significant portion of their remaining shares of common stock commencing following the expiration of the lock-up agreements they entered into in connection with the May 2019 Offering. Such trading plans were adopted by each of Messrs. Bullock and Hollon in the second quarter of 2019, and all shares included in such trading plans have now been sold.

        In connection with this offering, we and certain parties to the Registration Rights Agreement have entered into a waiver to the Registration Rights Agreement to facilitate the selling stockholder allocations in this offering and waive the requirement to enter into lock-up agreements for certain parties to the Registration Rights Agreement that are not participating in the offering. In addition, after the completion of this offering, we intend to enter into a letter agreement and an amendment to the Registration Rights Agreement with Oaktree Specialty Lending Corporation, or Oaktree, and with the Majority Stockholders, pursuant to which (i) Oaktree and certain other parties to the Registration Rights Agreement will be exempted from entering into lock-up agreements in connection with future public offerings, to the extent such parties are not participating in such public offering, and (ii) in exchange, Oaktree will agree to adopt and implement a trading plan established under Rule 10b5-1 of the Exchange Act, pursuant to which it will sell, subject to the terms of such trading plan, its remaining shares of common stock commencing following the expiration of the lock-up agreement it entered into in connection with this offering.

Other Related-Party Transactions

        Roy J. Seiders serves in a non-executive capacity as Chairman and Founder of YETI Coolers pursuant to an employment agreement dated September 14, 2015. Total cash payments made by us to Mr. Seiders, including salary, bonus, and dividends in respect of vested options, were approximately $0.7 million for such service during 2018, $1.0 million for 2017, and $0.5 million for 2016.

        Ryan R. Seiders, who currently serves as a Co-Founder of YETI Coolers pursuant to an employment agreement dated September 14, 2015, is the brother of Roy J. Seiders. Total cash payments made by us to Mr. Seiders, including salary, bonus, and dividends in respect of vested options, were approximately $0.7 million for 2018, $0.7 million for 2017, and $0.1 million for 2016.

        In 2012, we entered into a management services agreement with Cortec that provided for a management fee based on 1.0% of total sales, not to exceed $750,000 annually, plus certain out-of-pocket expenses. Each of Messrs. Lipsitz, Najjar, and Schnadig are Managing Partners of Cortec. During each of 2018, 2017, and 2016, we incurred fees and out-of-pocket expenses under this agreement of $0.8 million. This agreement was terminated in connection with our IPO and no further payments are due to Cortec.

        On June 15, 2012, YETI Holdings, Inc. acquired the operations of YETI Coolers. In connection with the acquisition, we provided a seller earnout provision whereby the sellers, including Ice Box Holdings, Inc., a Delaware corporation controlled by Roy Seiders and Ryan Seiders, would be entitled to an additional cash payment of up to a maximum of $10 million, which we refer to as the Contingent Consideration, upon the achievement of certain performance thresholds and events. The Contingent Consideration was paid to the sellers in May 2016 in connection with the Special Distribution and included $8.5 million paid to Ice Box Holdings, Inc.

        In March 2016, the unvested stock options outstanding under the 2012 Plan, including those held by Messrs. Reintjes, Shields, and Barksdale, were modified to convert performance-based options to time-based options and to change the vesting period for time-based options.

        Under the revised terms of Roy Seiders' option agreement, the options are subject solely to time-vesting restrictions as follows: (i) 555,006 of the options vested on March 31, 2016; (ii) 138,156 of the options vested on July 31, 2017; and (iii) the remaining 138,950 options vested on July 31, 2018. On March 31, 2016, Mr. Seiders exercised the 555,006 options that vested on such date.

        Under the revised terms of Ryan Seiders' option agreement, the options are subject solely to time-vesting restrictions as follows: (i) 544,684 of the options vested on March 31, 2016; (ii) 135,774 of the options vested on July 31, 2017; and (iii) the remaining 135,774 options vested on July 31, 2018. On March 31, 2016, Mr. Seiders exercised the 544,684 options that vested on such date.

        We lease warehouse space in Austin, Texas, from Hidalgo Ice, LP, an entity owned by Roy and Ryan Seiders. The lease is month to month, can be cancelled upon 30 days written notice and requires monthly payments of $8,700. Total cash payments made by us to this entity under the lease agreement were $0.1 million for each of 2018, 2017, and 2016.

Limitation of Liability and Indemnification of Officers and Directors

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with specified actions, suits, and proceedings, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

        Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for: (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction from which they derived an improper personal benefit. In addition, our amended and restated certificate of incorporation provides that we (i) will indemnify any person made, or threatened to be made, a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise and (ii) must advance expenses paid or incurred by a director, or that such director determines are reasonably likely to be paid or incurred by him or her, in advance of the final disposition of any action, suit, or proceeding upon request by him or her.

        Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

        We have entered into indemnification agreements with our directors, executive officers, and certain other officers and agents pursuant to which they are provided indemnification rights that are broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our directors, executive officers, and certain other officers and agents against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors, executive officers, and certain other officers, and agents in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve on our behalf.

        The limitation of liability and indemnification provisions included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we enter into with our directors, executive officers, and certain other officers, and agents may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, executive officers, and certain other officers and agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made for breach of fiduciary duty or other wrongful acts as a director or executive officer and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. We have also entered into additional and enhanced insurance arrangements to provide coverage to our directors and executive officers against loss arising from claims relating to public securities matters.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

        The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors, and employees for certain liabilities arising under the Securities Act or otherwise.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

        Pursuant to our Corporate Governance Guidelines and the Audit Committee Charter, the Audit Committee is responsible for reviewing "Related Person Transactions." Related Person Transactions are, subject to the exclusions described below, transactions, arrangements or relationships which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest or transactions, arrangements or relationships that would cast into doubt the independence of a director, would present the appearance of a conflict of interest between us and related persons or is otherwise prohibited by law, rule or regulation. The following is specifically excluded from the definition of Related Person Transaction: (a) compensation to a director or executive officer that is or will be disclosed in our proxy statement; (b) compensation to an executive officer who is not an immediate family member of a director or of another executive officer that has been approved by the Compensation Committee or the Board of Directors; (c) a transaction in which the rates or charges involved are determined by competitive bids, or which involves rates or charges fixed in conformity with law or governmental authority; (d) a transaction that involves services as a bank depositary of funds, transfer agent, registrar, indenture trustee or similar services; (e) a transaction in which the related person's interest arises solely from the ownership of our common stock and all stockholders receive the same benefit on a pro rata basis; and (f) a transaction entered into or consummated prior to the date of our IPO. With respect to Related Person Transactions, a related person is: (a) any person who has served as a director or an executive officer of our company at any time during the last fiscal year; (b) any person whose nomination to become a director has been presented in a proxy statement related to the election of directors since the beginning of the last fiscal year; (c) any person who was at any time during the last fiscal year an immediate family member of any of the persons listed in (a) and (b) of this sentence; or (d) any person or any immediate family member of such person who is known to us to be the beneficial owner of more than 5% of our common stock at the time of the transaction.

        The Audit Committee will report its action with respect to any Related Person Transaction to the Board of Directors. In the event that any Related Person Transaction is approved by the Audit Committee, such transaction will be disclosed in our proxy statement for the next annual meeting of stockholders following such approval.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table presents certain information with respect to the beneficial ownership of our common stock as of October 31, 2019, and as adjusted to reflect the sale of our common stock offered by the selling stockholders in this offering assuming no exercise and full exercise of the underwriters' option to purchase additional shares, by:

  •
  each of our current named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group;

  •
  each stockholder who beneficially owns more than 5% of our common stock; and

  •
  each selling stockholder.

        We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable.

        In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 31, 2019. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

        We have based percentage ownership of our common stock prior to this offering on 85,824,108 shares of our common stock outstanding as of October 31, 2019. Percentage ownership of our common stock after this offering assumes (a) the sale by the selling stockholders of 10,000,000 shares of common stock that the selling stockholders are selling in this offering (if the underwriters do not exercise their option to purchase additional shares) and (b) the sale by the selling stockholders of 11,500,000 shares of common stock that the selling stockholders are selling in this offering (if the underwriters exercise their option to purchase additional shares in full).

        Unless otherwise noted, the address of each beneficial owner listed on the following table is c/o YETI Holdings, Inc., 7601 Southwest Parkway, Austin, Texas 78735. Beneficial ownership representing less than 1% is denoted with an asterisk (*). Except as affected by applicable community property laws or as otherwise set forth in the footnotes below, all persons listed have sole voting and investment power with respect to all shares shown as beneficially owned by them. The statements concerning voting and investment power included in the footnotes to this table shall not be construed as admissions that such persons are the beneficial owners of such shares of common stock.

							Shares Beneficially Owned After This Offering (Assuming Full Exercise of Option)
				Shares Beneficially Owned After This Offering (Assuming No Exercise of Option)
			Number of Shares Being Offered (Assuming No Exercise of Option)			Number of Shares Being Offered (Assuming Full Exercise of Option)
	Shares Beneficially Owned Before This Offering
Named Executive Officers and Directors	Number	%		Number	%		Number	%
David L. Schnadig	—	—	—	—	—	—	—	—
Dustan E. McCoy(1)	6,666	*	—	6,666	*	—	6,666	*
Jeffrey A. Lipsitz	—	—	—	—	—	—	—	—
Michael E. Najjar	—	—	—	—	—	—	—	—
Robert K. Shearer(1)	—	—	—	—	—	—	—	—
Roy J. Seiders(2)	7,364,760	8.6%	713,300	6,651,460	7.8%	820,295	6,544,465	7.6%
Mary Lou Kelley(1)	2,948	*	—	2,948	*	—	2,948	*
Matthew J. Reintjes(3)	458,129	*	88,742	369,387	*	102,053	356,076	*
Robert O. Murdock	13,144	*	—	13,144	*	—	13,144	*
Kirk A. Zambetti	13,787	*	—	13,787	*	—	13,787	*
All current directors and executive officers as a group (14 persons)(1)(2)(3)(8)	7,984,926	9.2%	818,463	7,166,463	8.3%	941,232	7,043,694	8.2%
5% and Selling Stockholders
Cortec(4)	38,135,052	44.4%	7,386,996	30,748,056	35.8%	8,495,046	29,640,006	34.5%
Roy J. Seiders(2)	7,364,760	8.6%	713,300	6,651,460	7.8%	820,295	6,544,465	7.6%
Ryan R. Seiders(5)	6,566,424	7.7%	1,271,957	5,294,467	6.2%	1,462,751	5,103,673	5.9%
YHI CG Group Investors, LLC(6)	2,150,513	2.5%	416,568	1,733,945	2.0%	479,053	1,671,460	1.9%
Oaktree Specialty Lending Corporation(7)	537,629	*	104,142	433,487	*	119,763	417,866	*
John T. Miner	4,300	*	833	3,467	*	958	3,342	*
Allison S. Klazkin	5,376	*	1,041	4,335	*	1,197	4,179	*
Matthew J. Reintjes(3)	458,129	*	88,742	369,387	*	102,053	356,076	*
Bryan C. Barksdale(8)	84,774	*	16,421	68,353	*	18,884	65,890	*

*
Indicates less than 1% ownership.

(1)
Does not include shares of common stock underlying DSUs granted under our 2018 Equity and Incentive Compensation Plan, which vested immediately prior to our 2019 annual meeting of stockholders, but for which settlement will not occur until the earlier of (1) the date specified by the non-employee director in his or her deferral election form or (2) the six-month anniversary of the non-employee director's cessation of service on our Board, as follows: Dustan E. McCoy, 3,155; Robert K. Shearer, 9,821; and Mary Lou Kelley, 1,141.

(2)
Reflects 7,087,654 shares and 277,106 shares of common stock held by RJS Ice 2, LP and RJS Ice, LP, respectively. Roy J. Seiders is the manager of RJS ICE Management, LLC, the general partner of each of RJS Ice 2, LP and RJS Ice, LP, and may be deemed to beneficially own the shares of common stock held by RJS Ice 2, LP and RJS Ice, LP. The address of RJS ICE Management, LLC is P.O. Box 163325, Austin, Texas 78716.

Does not include shares of common stock held by the other stockholders that are subject to the Voting Agreement.

(3)
Includes 433,515 shares of common stock that Matthew J. Reintjes has the right to acquire within 60 days of October 31, 2019 through the exercise of options.

(4)
Includes 35,175,502 shares of common stock held by Cortec Group Fund V, L.P. Cortec Management V, LLC is the managing general partner of Cortec Group Fund V, L.P. The manner in which the investments of Cortec Group Fund V, L.P. are held, including shares of common stock, and any decisions concerning their ultimate disposition, are subject to the control of the managers of Cortec Management V, LLC pursuant to Cortec Group Fund V, L.P.'s limited partnership agreement. The managers of Cortec Management V, LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz and R. Scott Schafler. A majority vote of such managers is required to approve actions on behalf of Cortec Management V, LLC with respect to shares of common stock held by Cortec

  Group Fund V, L.P. As a result, none of the managers of Cortec Management V, LLC has direct or indirect voting or dispositive power with respect to such shares of common stock.

  Includes 809,037 shares of common stock held by Cortec Co-Investment Fund V, LLC. The managers of Cortec Co-Investment Fund V, LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz and R. Scott Schafler. A majority vote of such managers is required to approve actions with respect to shares of common stock held by Cortec Co-Investment Fund V, LLC. As a result, none of the managers of Cortec Co-Investment Fund V, LLC has direct or indirect voting or dispositive power with respect to such shares of common stock.

  Includes 2,150,513 shares of common stock held by Cortec Group Fund V (Parallel), L.P. Cortec Management V (Co-Invest), LLC is the general partner of Cortec Group Fund V (Parallel), L.P. The managers of Cortec Management V (Co-Invest), LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz and R. Scott Schafler. A majority vote of such managers is required to approve actions with respect to shares of common stock held by Cortec Group Fund V (Parallel), L.P. As a result, none of the managers of Cortec Management V (Co-Invest), LLC has direct or indirect voting or dispositive power respect to such shares of common stock. As Cortec Group Fund V (Parallel), L.P. is required by the terms of its limited partnership agreement to dispose of its equity investments in the same manner and at the same time as Cortec Group Fund V, L.P., Cortec Management V, LLC may also be deemed to have investment control over the shares of common stock held by Cortec Group Fund V (Parallel), L.P. A majority vote of the managers of Cortec Management V, LLC is required to approve actions on behalf of Cortec Management V, LLC with respect to shares of common stock held by Cortec Group Fund V, L.P. As a result, none of the managers of Cortec Management V, LLC has direct or indirect voting or dispositive power with respect to shares of common stock held by Cortec Group Fund V (Parallel), L.P.

  Each of the managers of Cortec Management V, LLC, Cortec Co-Investment Fund V, LLC, and Cortec Management V (Co-Invest), LLC disclaims beneficial ownership of the shares of common stock beneficially owned by such entities.

  The address of Cortec Management V, LLC, Cortec Co-Investment Fund V, LLC, and Cortec Management V (Co-Invest), LLC is 140 East 45th Street, 43rd Floor, New York, New York 10017.

  Does not include shares of common stock held by the other stockholders that are subject to the Voting Agreement. Pursuant to the Voting Agreement, Cortec has the right to vote in the election of our directors the shares of common stock held by Roy Seiders, Ryan Seiders, their respective affiliates, and certain other stockholders. The Voting Agreement will terminate on the earlier to occur of (i) the parties thereto no longer beneficially owning in the aggregate shares of our common stock representing greater than 50% of the then outstanding voting power with respect to the election of our directors or (ii) upon written notice by Cortec. The parties to the Voting Agreement may freely transfer their shares of common stock; however, if they transfer their shares to an affiliate, that affiliate must agree to be bound by the Voting Agreement.

(5)
Includes 6,566,424 shares of common stock held by RRS Ice 2, LP. Ryan R. Seiders is the manager of RRS ICE Management, LLC, the general partner of RRS Ice 2, LP, and may be deemed to beneficially own the shares of common stock held by RRS Ice 2, LP. The address of RRS ICE Management, LLC is P.O. Box 163325, Austin, Texas 78716.

Does not include shares of common stock held by the other stockholders that are subject to the Voting Agreement.

(6)
RDV Corporation is the manager of YHI CG Group Investors, LLC. Robert H. Schierbeek, the chief executive officer of RDV Corporation, has direct voting and dispositive power with respect to the shares of common stock held by YHI CG Group Investors, LLC. The address of YHI CG Group Investors, LLC is 126 Ottawa Avenue NW, Suite 500, Grand Rapids, Michigan 49503.

(7)
Oaktree Specialty Lending Corporation is managed by Oaktree Capital Management, L.P. Certain of the authorized officers of Oaktree Capital Management, L.P. may be deemed to have direct voting and dispositive power with respect to the shares of common stock held by Oaktree Specialty Lending Corporation. The address of Oaktree Specialty Lending Corporation and Oaktree Capital Management, L.P. is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(8)
Includes 84,774 shares of common stock that Bryan C. Barksdale has the right to acquire within 60 days of October 31, 2019 through the exercise of options.

DESCRIPTION OF CAPITAL STOCK

        The following description summarizes certain important terms of our capital stock. This description summarizes the provisions that are included in our amended and restated certificate of incorporation and amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, Stockholders Agreement and Registration Rights Agreement, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Authorized Capital Stock

        Our authorized capital stock consists of 630,000,000 shares of capital stock, par value $0.01 per share, of which:

        600,000,000 shares are designated as common stock; and

        30,000,000 shares are designated as preferred stock.

Outstanding Capital Stock

        As of October 31, 2019, there were 85,824,108 shares of our common stock outstanding, held by 35 stockholders of record, and no shares of our preferred stock outstanding. Our Board of Directors is authorized to issue additional shares of our capital stock without stockholder approval, except as required by the NYSE listing standards.

Common Stock

        Voting Rights.    The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation provides for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting are able to elect all of the directors. The holders of a majority of the shares of common stock issued and outstanding constitute a quorum at all meetings of stockholders for the transaction of business.

        Dividends.    The holders of our common stock are entitled to dividends if, as, and when declared by our Board of Directors, from funds legally available therefor, subject to certain contractual limitations on our ability to declare and pay dividends. See "Dividend Policy."

        Other Rights.    No holder of our common stock has any preemptive right to subscribe for any shares of our capital stock.

        Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

        Our Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

        As of October 31, 2019, we had outstanding options to purchase an aggregate of 1,769,497 shares of our common stock, with a weighted average exercise price of approximately $15.93 per share, under the 2012 Plan and the 2018 Plan.

        In October 2018, our Board of Directors adopted the 2018 Plan and ceased granting awards under the 2012 Plan. The 2018 Plan became effective prior to completion of our IPO, with new awards being available for issuance under the 2018 Plan as of the completion of our IPO. Any remaining shares available for issuance under the 2012 Plan as of our IPO effectiveness date are not available for future issuance. However, shares subject to stock awards granted under the 2012 Plan (a) that expire or terminate without being exercised, (b) that are forfeited under an award, or (c) that are transferred, surrendered, or relinquished upon the payment of any exercise price by the transfer to us of our common stock or upon satisfaction of any withholding amount, return to the 2018 Plan share reserve for future grant.

Voting Agreement

        Pursuant to the Voting Agreement, Cortec has the right to vote in the election of our directors the shares of common stock held by Roy Seiders, Ryan Seiders, and their respective affiliates. The Voting Agreement will terminate on the earlier to occur of (i) the parties thereto no longer beneficially owning in the aggregate shares of our common stock representing greater than 50% of the then-outstanding voting power with respect to the election of our directors or (ii) upon written notice by Cortec. The parties to the Voting Agreement may freely transfer their shares of common stock; however, if they transfer their shares to an affiliate, that affiliate must agree to be bound by the Voting Agreement. We anticipate that the Voting Agreement will terminate pursuant to its terms upon completion of this offering. See "Management—Controlled Company Exemption."

Registration Rights

        In connection with our IPO, we entered into the Registration Rights Agreement with the Rights Holders, which was subsequently amended in May 2019. Under the terms of the Registration Rights Agreement, each of the Rights Holders may request registration, or a demand registration, of all or a portion of its common stock. If a Rights Holder makes a demand registration, the other stockholders party thereto may request that up to all of their shares of common stock be included in such registration statement. In each case, the amount registered under the demand registration is subject to certain limitations and conditions. We are not obligated to effectuate more than four demand registrations in any 12-month period. Any demand registration must be for an anticipated aggregate offering price of at least $250 million. In addition, in the event that we register additional shares of common stock for sale to the public, we will be required to give notice of the registration to the parties to the Registration Rights Agreement and, subject to certain limitations, include shares of common stock held by them in the registration. The agreement includes customary indemnification provisions in favor of the Rights Holders against certain losses and liabilities arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Anti-takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  provide that our Board of Directors is classified into three classes of directors;

  •
  prohibit stockholders from taking action by written consent from and after the date that Cortec beneficially owns less than 35% of our outstanding shares of common stock, which may occur in connection with, or after, the completion of this offering;

  •
  provide that stockholders may remove directors only for cause, and only with the approval of holders of at least 66 2/3% of our then outstanding capital stock, from and after the date that Cortec beneficially owns less than 35% of our outstanding common stock, which may occur in connection with, or after, the completion of this offering;

  •
  provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or as set forth in the Stockholders Agreement, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  restrict the forum for certain litigation against us to Delaware;

  •
  does not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election);

  •
  provide that special meetings of our stockholders may be called only by the Chair of the Board of Directors, our CEO or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

  •
  provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

  •
  provide that certain provisions of our amended and restated certificate of incorporation may only be amended upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote, voting together as a single class.

        Further, we have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, "voting stock" has the meaning given to it in Section 203 of the DGCL.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

        Our amended and restated certificate of incorporation provides that Cortec and its affiliates and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision.

Choice of Forum

        Unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our current or former stockholders, directors, officers, or other employees to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

        Our common stock is listed on the NYSE under the symbol "YETI."

 DESCRIPTION OF INDEBTEDNESS

Credit Facility

        In May 2016, we entered into an agreement providing for the Credit Facility, which was initially a $650.0 million senior secured credit facility. The Credit Facility initially provided for: (a) a Revolving Credit Facility; (b) a Term Loan A; and (c) a Term Loan B. As further described below, we repaid the Term Loan B in full during the fourth quarter of 2018. As of September 28, 2019, our interest rate on the Term Loan A was 5.81%. Interest is due at the end of each quarter if we have selected to pay interest based on the base rate or at the end of each LIBOR period if we have selected to pay interest based on LIBOR.

        On July 15, 2017, we amended the Credit Facility to reset the net leverage ratio covenant for the period ended June 2017 and thereafter, and we incurred $2.0 million in additional deferred financing fees.

        At September 28, 2019, we had $298.0 million principal amount of indebtedness outstanding under the Credit Facility.

Revolving Credit Facility

        The Revolving Credit Facility, which matures May 19, 2021, allows us to borrow up to $100.0 million, including the ability to issue up to $20.0 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our Revolving Credit Facility, it does reduce the amount available. As of September 28, 2019, we had no borrowings outstanding under the Revolving Credit Facility. As of September 28, 2019, we had no outstanding letters of credit.

Term Loan A

        The Term Loan A matures on May 19, 2021. Principal payments of $11.1 million are due quarterly with the entire unpaid balance due at maturity. As of September 28, 2019, we had $298.0 million principal amount of indebtedness outstanding under the Term Loan A.

Term Loan B

        The Term Loan B would have matured on May 19, 2022. During the fourth quarter of 2018, we voluntarily repaid in full the $47.6 million principal amount outstanding and $0.6 million of accrued interest outstanding under our Term Loan B, using the net proceeds from our IPO plus additional cash on hand. As a result of the voluntary repayment of the Term Loan B prior to maturity, we recorded a loss from extinguishment of debt of $0.7 million relating to the write-off of unamortized financing fees associated with the Term Loan B.

Other Terms of the Credit Facility

        We may request incremental term loans, incremental equivalent debt, or revolving commitment increases, each of which we refer to as an Incremental Increase, of amounts of not more than $125.0 million in total plus an additional amount if our total secured net leverage ratio (as defined in the Credit Facility) is equal to or less than 2.50 to 1.00. In the event that any lenders fund any of the Incremental Increases, the terms and provisions of each Incremental Increase, including the interest rate, shall be determined by us and the lenders, but in no event shall the terms and provisions, when taken as a whole and subject to certain exceptions, of the applicable Incremental Increase, be more favorable to any lender providing any portion of such Incremental Increase than the terms and provisions of the loans provided under the Revolving Credit Facility and the Term Loan A, as applicable.

        The Credit Facility is (a) jointly and severally guaranteed by our wholly owned subsidiaries, YETI Coolers and YCD, and any future wholly-owned domestic subsidiaries, subject to certain exceptions, together, the Guarantors, and (b) secured by a first-priority lien on substantially all of our and the Guarantors' assets, subject to certain customary exceptions.

        The Credit Facility requires us to comply with certain financial ratios, including:

  •
  at the end of each fiscal quarter, a total net leverage ratio (as defined in the Credit Facility) for the four quarters then ended of not more than 6.50 to 1.00, 5.50 to 1.00, 4.50 to 1.00, 4.25 to 1.00, 4.00 to 1.00, and 3.50 to 1.00 for the quarters ended December 30, 2017, March 31, 2018, June 30, 2018, September 30, 2018, December 31, 2018, and March 31, 2019 and thereafter, respectively; and

  •
  at the end of each fiscal quarter, an interest coverage ratio (as defined in the Credit Facility) for the four quarters then ended of not less than 3.00 to 1.00.

        In addition, the Credit Facility contains customary financial and non-financial covenants limiting, among other things, mergers and acquisitions; investments, loans, and advances; affiliate transactions; changes to capital structure and the business; additional indebtedness; additional liens; the payment of dividends; and the sale of assets, in each case, subject to certain customary exceptions. The Credit Facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the Credit Facility to be in full force and effect, and a change of control of our business.

Promissory Note

        On May 16, 2017, we acquired substantially all of the assets of Rambler On, at the time our exclusive drinkware customization partner, for $6.0 million plus a deferred purchase price of $3.0 million and the assumption of certain enumerated liabilities of Rambler On, which we refer to as the Acquisition. In connection with the Acquisition, we issued a promissory note to Rambler On for a principal amount of $3.0 million with a two-year term and bearing interest at 5% per annum, payable in two equal installments on May 16, 2018 and May 16, 2019. Subsequent to the Acquisition, the sole owner of Rambler On became one of our employees. In May 2019, we repaid in full the $1.5 million remaining principal amount on the unsecured promissory note to Rambler On, and $0.1 million of accrued interest outstanding, using cash on hand.

 SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of common stock in the public market, including in this offering, could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our shares of common stock as well as our ability to raise equity capital in the future.

        Based on the number of shares of common stock outstanding as of October 31, 2019, upon the completion of this offering, 85,904,657 shares of common stock will be outstanding, assuming the exercise of options in connection with this offering, but otherwise no exercise of options after such date. All of the 10,000,000 shares (or the 11,500,000 shares if the underwriters exercise their option to purchase additional shares in full) sold in this offering will be freely tradable unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Generally, the balance of the outstanding shares of our common stock that were not sold in our IPO or will not be sold in this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act.

        Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

        Upon the expiration of the lock-up agreements described below 60 days after the date of this prospectus, and subject to the provisions of Rule 144, all of the shares of our common stock that are restricted securities, or are held by our affiliates as of the date of this prospectus, will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144. In addition, we expect that certain of our stockholders will adopt trading plans established under Rule 10b5-1 of the Exchange Act, pursuant to which they will each sell, subject to the terms of such trading plans, a significant portion of their remaining shares of common stock commencing following the expiration of the lock-up agreements they entered into in connection with this offering. See "Certain Relationships and Related Party Transactions—Letter Agreement."

Rule 144

        In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and (3) we are current in our Exchange Act reporting at the time of sale. Additionally, a person who has beneficially owned restricted shares for at least one year and who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days before the sale, would be entitled to sell those securities at any time.

        Persons who have beneficially owned shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which equaled approximately 858,241 shares as of October 31, 2019; and

  •
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Such sales by affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Registration Rights Agreement

        In connection with our IPO, we entered into the Registration Rights Agreement with the Rights Holders (which was subsequently amended in May 2019), pursuant to which the Rights Holders have demand registration rights in respect of any shares of common stock they hold, subject to certain conditions. In the event that we register shares of common stock for sale to the public, we are required to give notice of the registration to the parties to the Registration Rights Agreement and, subject to certain limitations, include shares of common stock held by them in such registration.

Lock-up Agreements

        We, our executive officers and directors, and the selling stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC, and Morgan Stanley & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell, or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right, or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision also applies to common stock and to securities convertible into or exchangeable for or repayable with common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.                        , together in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above, in whole or in part, at any time.

Registration Statement on Form S-8

        We filed a registration statement on Form S-8 under the Securities Act on October 25, 2018 to register the offer and sale of shares of our common stock subject to outstanding options, as well as reserved for future issuance, under our equity incentive plans, including the 2012 Plan, as amended and restated, and the 2018 Plan. This registration statement on Form S-8 became effective immediately upon filing, and shares of our common stock covered by the registration statement may be publicly resold under a valid exemption from registration and subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See "Executive Compensation—Equity Compensation Plans" for a description of our equity incentive plans.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our common stock sold pursuant to this offering by non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.

        This summary is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address the tax consequences arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax laws or the effect, if any, of the alternative minimum tax, the Medicare contribution tax imposed on net investment income, or the changes to Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. In addition, this discussion does not address tax considerations applicable to an a non-U.S. holder's particular circumstances or to a non-U.S. holder that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies, or other financial institutions;

  •
  partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

  •
  tax-exempt organizations or governmental organizations;

  •
  controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  brokers or dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  U.S. expatriates and former citizens or former long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction," or other risk reduction transaction;

  •
  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

  •
  tax-qualified retirement plans;

  •
  qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest which are held by qualified foreign pension funds; and

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

        YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY NON-U.S., STATE, OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a "non-U.S. holder" if you are a beneficial owner of our common stock and you are neither a "U.S. person" nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more "United States person" (as defined in the Code) who have the authority to control all substantial decisions of the trust or (y) which has made an election under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        As described under "Dividend Policy" in this prospectus, we do not expect to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they will first constitute a return of capital and will reduce your adjusted tax basis in our common stock, but not below zero, and then any excess will be treated as capital gain from the sale of our common stock, subject to the tax treatment described below in "—Gain on Sale or Other Taxable Disposition of Common Stock."

        Any dividend paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are "effectively connected" dividends, as described below. In order to claim treaty benefits to which you are entitled, you must provide us with a properly completed IRS Form W-8BEN or W-8BEN-E certifying qualification for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

        Dividends received by you that are effectively connected with your conduct of a trade or business within the United States (and, if an applicable income tax treaty requires, attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from the U.S. federal withholding tax described above. In order to claim this exemption, you must provide us with an IRS Form W-8ECI (or other successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are generally taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.

Gain on Sale or Other Taxable Disposition of Common Stock

        Subject to the discussions below regarding FATCA and backup withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

  •
  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or your holding period for, our common stock.

        If you are a non-U.S. holder described in the first bullet above, you generally will be subject to U.S. federal income tax on the gain derived from the sale or other taxable disposition (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons, and corporate non-U.S. holders described in the first bullet above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If you are an individual non-U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by U.S. source capital losses for that taxable year (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet above, in general, we would be a USRPHC if our "U.S. real property interests" comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is "regularly traded" (within the meaning of applicable Treasury regulations) on an established securities market, and such

non-U.S. holder owned, actually or constructively, five percent or less of our common stock at any time during the applicable period described above.

        You should consult your tax advisor regarding any potential applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Payments of dividends on our common stock will not be subject to backup withholding, provided you either certify your non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establish an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to you, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or you otherwise establish an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules maybe allowed as a refund or credit against a non-U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Sections 1471 through 1474 of the Code and Treasury regulations thereunder, commonly referred to as FATCA, generally will impose a U.S. federal withholding tax of 30% on dividends on, and, after December 31, 2018 (subject to the proposed Treasury regulations discussed below), on the gross proceeds from the sale or other disposition of our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The United States Treasury Department recently released proposed Treasury regulations which, if finalized in their present form, would eliminate the application of this regime with respect to payments of gross proceeds (but not dividends). Pursuant to these proposed Treasury regulations, we and any other applicable withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed regulations are rescinded. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. government requiring, among other things, that it undertakes to withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders, and to annually identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

 UNDERWRITING

        are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders, and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Jefferies LLC
Morgan Stanley & Co. LLC

Total	10,000,000

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as, and if offered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession, or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discount, and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares. We will not receive any proceeds in connection with this offering.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at $987,063 and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $35,000, as set forth in the underwriting agreement.

Option to Purchase Additional Shares

        The selling stockholders granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,500,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the table above.

No Sales of Similar Securities

        We, our executive officers and directors, and the selling stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC, and Morgan Stanley & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell, or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right, or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable for or repayable with common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. BofA Securities, Inc., Jefferies LLC, and Morgan Stanley & Co. LLC, together in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above, in whole or in part, at any time.

New York Stock Exchange Listing

        Our common stock is listed on the NYSE under the symbol "YETI."

Price Stabilization, Short Positions, and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix, or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market, or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area, each of which we refer to as a Member State, no offer of ordinary shares which are the subject of the offering has been, or will be, made to the public in that Member State, prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Member State, or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Member State at any time under the following exemptions under Regulation (EU) 2017/1129, which we refer to as the Prospectus Regulation:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Regulation; or

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

  provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

        Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged, and agreed to and with each representative and the Company that (1) it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Regulation; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Regulation as having been made to such persons.

        The Company, the representatives, and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares or other securities made to the public within the territories of the Member States. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

        For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares.

        The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

        With respect to the offering and sale of shares that are the subject of this document:

  •
  offerings or sales of any of such shares to persons in the United Kingdom are prohibited in circumstances which have resulted in or will result in such shares being or becoming the subject of an offer of transferable securities to the public as defined in Section 102B of the Financial Services and Markets Act 2000 (as amended), which we refer to as the FSMA; and

  •
  all applicable provisions of the FSMA must be complied with, with respect to anything done in relation to such shares in, from or otherwise involving the United Kingdom.

        To the extent this document is distributed in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in section 86(7) of the FSMA, being a person falling within the meaning of Article 2(1)(e) of the Prospectus Regulation): (i) who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, which we refer to as the Order; (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49 of the Order; and/or (iii) who are other persons to whom it may lawfully be directed under an exemption contained in the Order (all such persons together being referred to as "relevant persons"). This document (or any of its contents) must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Relevant persons in receipt of this document must not distribute, publish, reproduce, or disclose this document (in whole or in part) to any person who is not a relevant person.

        Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received in connection with the offering and/or issue or sale of such shares will only be communicated, or be caused to be communicated, in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

        In relation to its use in the Dubai International Financial Centre, or the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the shares may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Australia

        No prospectus, product disclosure statement or other disclosure document has been or will be lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth), or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons, referred to as the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act. Any offer in Australia of the shares can only be accepted by a recipient if they are an Exempt Investor.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        Neither this prospectus, the offer contained herein nor any other disclosure document in relation to the shares can be partially or wholly distributed, published, reproduced, transmitted or otherwise made available or disclosed by recipients to any other person in Australia other than an Exempt Investor.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. Before making an investment decision, Exempt Investors should consider whether the information in this prospectus and the shares offered under this prospectus are appropriate to their needs, objectives and financial circumstances and seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

        The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or which do not constitute an offer to the public within the meaning thereunder. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        This offering of the shares has not been and will not be registered under Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the "FIEA") and, accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and all other applicable laws, regulations, and ministerial ordinances or guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time, which we refer to as the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

        Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are prescribed capital markets products (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in the MAS Notice SFA04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice of Recommendations of Investment Products).

Notice to Prospective Investors in Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Jones Day, Cleveland, Ohio. Certain legal matters relating to this offering will be passed on for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement, or any other document are summaries of the material terms of such contract, agreement or other document. With respect to each of these contracts, agreements, or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

        We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. To comply with these requirements, we file periodic reports, proxy statements, and other information with the SEC. In addition, we make available on or through our internet website, YETI.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

YETI HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except per share data)

	September 28, 2019	December 29, 2018
ASSETS
Current assets
Cash	$34,557	$80,051
Accounts receivable, net	74,758	59,328
Inventory	209,154	145,423
Prepaid expenses and other current assets	13,303	12,211

Total current assets	331,772	297,013
Property and equipment, net	81,242	74,097
Goodwill	54,293	54,293
Intangible assets, net	90,692	80,019
Deferred income taxes	33	7,777
Deferred charges and other assets	1,663	1,014

Total assets	$559,695	$514,213

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$105,514	$68,737
Accrued expenses and other current liabilities	38,220	53,022
Taxes payable	2,863	6,390
Accrued payroll and related costs	12,362	15,551
Current maturities of long-term debt	42,138	43,638

Total current liabilities	201,097	187,338
Long-term debt, net of current portion	252,694	284,376
Other liabilities	18,044	13,528

Total liabilities	471,835	485,242
Commitments and contingencies (Note 8)
Stockholders' Equity
Common stock, par value $0.01; 600,000 shares authorized; 85,775 and 84,196 shares outstanding at September 28, 2019 and December 29, 2018, respectively	858	842
Preferred stock, par value $0.01; 30,000 shares authorized; no shares issued or outstanding	—	—
Additional paid-in capital	281,418	268,327
Accumulated deficit	(194,287)	(240,104)
Accumulated other comprehensive loss	(129)	(94)

Total stockholders' equity	87,860	28,971

Total liabilities and stockholders' equity	$559,695	$514,213

See Notes to Unaudited Condensed Consolidated Financial Statements

YETI HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 28, 2019	September 29, 2018	September 28, 2019	September 29, 2018
Net sales	$229,125	$196,109	$616,132	$537,654
Cost of goods sold	109,049	98,568	303,152	282,354

Gross profit	120,076	97,541	312,980	255,300
Selling, general, and administrative expenses	86,071	69,417	235,191	190,746

Operating income	34,005	28,124	77,789	64,554
Interest expense	(5,319)	(7,755)	(17,081)	(24,474)
Other expense	(304)	(214)	(192)	(325)

Income before income taxes	28,382	20,155	60,516	39,755
Income tax expense	(7,080)	(3,125)	(14,824)	(7,161)

Net income	$21,302	$17,030	$45,692	$32,594

Net income per share
Basic	$0.25	$0.21	$0.54	$0.40
Diluted	$0.25	$0.21	$0.53	$0.39
Weighted-average common shares outstanding
Basic	85,285	81,147	84,686	81,238
Diluted	86,373	82,924	86,152	82,946

See Notes to Unaudited Condensed Consolidated Financial Statements

YETI HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(in thousands)

	Three Months Ended		Nine Months Ended
	September 28, 2019	September 29, 2018	September 28, 2019	September 29, 2018
Net income	$21,302	$17,030	$45,692	$32,594
Other comprehensive loss
Foreign currency translation adjustments	(95)	(2)	(35)	(59)

Total comprehensive income	$21,207	$17,028	$45,657	$32,535

See Notes to Unaudited Condensed Consolidated Financial Statements

YETI HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

(In thousands)

	Three Months Ended September 28, 2019
	Common Stock				Accumulated Other Comprehensive (Loss) Income
			Additional Paid-In Capital	Accumulated Deficit		Total Stockholders' Equity (Deficit)
	Shares	Amount
Balance, June 29, 2019	84,820	$848	$278,671	$(215,533)	$(34)	$63,952
Stock-based compensation	—	—	2,113	—	—	2,113
Exercise of stock options	955	10	634	—	—	644
Dividends	—	—	—	(56)	—	(56)
Other comprehensive loss	—	—	—	—	(95)	(95)
Net income	—	—	—	21,302	—	21,302

Balance, September 28, 2019	85,775	$858	$281,418	$(194,287)	$(129)	$87,860

	Three Months Ended September 29, 2018
	Common Stock				Accumulated Other Comprehensive (Loss) Income
			Additional Paid-In Capital	Accumulated Deficit		Total Stockholders' Equity (Deficit)
	Shares	Amount
Balance, June 30, 2018	81,147	$811	$224,236	$(281,834)	$(14)	$(56,801)
Stock-based compensation	—	—	2,923	—	—	2,923
Dividends	—	—	—	(309)	—	(309)
Other comprehensive loss	—	—	—	—	(2)	(2)
Net income	—	—	—	17,030	—	17,030

Balance, September 29, 2018	81,147	$811	$227,159	$(265,113)	$(16)	$(37,159)

See Notes to Unaudited Condensed Consolidated Financial Statements

YETI HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY (Continued)

(Unaudited)

(In thousands)

	Nine Months Ended September 28, 2019
	Common Stock				Accumulated Other Comprehensive (Loss) Income
			Additional Paid-In Capital	Accumulated Deficit		Total Stockholders' Equity (Deficit)
	Shares	Amount
Balance, December 29, 2018	84,196	$842	$268,327	$(240,104)	$(94)	$28,971
Stock-based compensation	—	—	10,399	—	—	10,399
Exercise of stock options	1,579	16	2,692	—	—	2,708
Adoption of new accounting standard	—	—	—	500	—	500
Dividends	—	—		(375)	—	(375)
Other comprehensive loss	—	—	—	—	(35)	(35)
Net income	—	—	—	45,692	—	45,692

Balance, September 28, 2019	85,775	$858	$281,418	$(194,287)	$(129)	$87,860

	Nine Months Ended September 29, 2018
	Common Stock				Accumulated Other Comprehensive (Loss) Income
			Additional Paid-In Capital	Accumulated Deficit		Total Stockholders' Equity (Deficit)
	Shares	Amount
Balance, December 30, 2017	81,535	$815	$219,095	$(296,184)	$43	$(76,231)
Stock-based compensation	—	—	10,031	—	—	10,031
Exercise of options	11	—	53	—	—	53
Shares withheld related to net share settlement of stock-based compensation	(2)	—	(57)	—	—	(57)
Repurchase of common stock	(397)	(4)	(1,963)	—	—	(1,967)
Dividends	—	—	—	(1,523)	—	(1,523)
Other comprehensive loss	—	—	—	—	(59)	(59)
Net income	—	—	—	32,594	—	32,594

Balance, September 29, 2018	81,147	$811	$227,159	$(265,113)	$(16)	$(37,159)

See Notes to Unaudited Condensed Consolidated Financial Statements

YETI HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Nine Months Ended
	September 28, 2019	September 29, 2018
Cash Flows from Operating Activities:
Net income	$45,692	$32,594
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	21,220	18,218
Amortization of deferred financing fees	1,694	2,774
Stock-based compensation	10,399	10,031
Deferred income taxes	9,874	916
Impairment of long-lived assets	540	598
Gain on disposal of long-lived assets	—	(20)
Changes in operating assets and liabilities:
Accounts receivable, net	(12,086)	5,197
Inventory	(64,136)	17,373
Other current assets	(1,076)	(3,104)
Accounts payable and accrued expenses	16,692	39,261
Taxes payable	(3,556)	(6,099)
Other	1,301	1,095

Net cash provided by operating activities	26,558	118,834

Cash Flows from Investing Activities:
Purchases of property and equipment	(24,249)	(13,339)
Purchases of intangibles, net	(14,991)	(10,752)
Proceeds from sale of long-lived assets	—	165

Net cash used in investing activities	(39,240)	(23,926)

Cash Flows from Financing Activities:
Repayments of long-term debt	(34,875)	(90,663)
Cash paid for repurchase of common stock	—	(1,967)
Proceeds from employee stock transactions	2,708	53
Taxes paid in connection with exercise of stock options	—	(57)
Payments of dividends	(636)	(2,523)
Payments of offering costs	—	(1,315)

Net cash used in financing activities	(32,803)	(96,472)
Effect of exchange rate changes on cash	(9)	14
Net decrease in cash	(45,494)	(1,550)
Cash, beginning of period	80,051	53,650

Cash, end of period	$34,557	$52,100

Supplemental disclosure of cash flow information
Change in accrual for property and equipment	$339	$301
Accrued dividends	—	103

See Notes to Unaudited Condensed Consolidated Financial Statements

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

        We are a growing designer, marketer, retailer, and distributor of a variety of innovative, branded, premium products to a wide-ranging customer base. Our mission is to ensure that each YETI product delivers exceptional performance and durability in any environment, whether in the remote wilderness, at the beach, or anywhere else life takes our customers. By consistently delivering high-performing products, we have built a following of engaged brand loyalists throughout the United States, Canada, Australia, Japan, and elsewhere, ranging from serious outdoor enthusiasts to individuals who simply value products of uncompromising quality and design. Our relationship with customers continues to thrive and deepen as a result of our innovative new product introductions, expansion and enhancement of our existing product families, and multifaceted branding activities.

        We distribute our products through a balanced omni-channel platform, consisting of our wholesale and direct-to-consumer ("DTC") channels. In our wholesale channel, we sell our products through select national and regional accounts and an assemblage of independent retail partners throughout the United States and, more recently, Australia, Canada, Japan, and Europe. We carefully evaluate and select retail partners that have an image and approach that are consistent with our premium brand and pricing. Our domestic national and regional specialty retailers include Dick's Sporting Goods, REI, Academy Sports + Outdoors, Bass Pro Shops / Cabela's, Ace Hardware, and Williams Sonoma. We also expect to sell our products through Lowe's beginning in December 2019. We sell our products in our DTC channel to customers on YETI.com, country and region-specific YETI websites, and YETI Authorized on the Amazon Marketplace, as well as customized products with licensed marks and original artwork through our corporate sales program and at YETI.com. Additionally, we sell our full line of products in Austin, Texas, at our first retail store and our corporate store, as well as at our retail stores in Charleston, South Carolina and Chicago, Illinois, which opened in June 2019 and September 2019, respectively. We may also open temporary "pop-up" stores with initial lease terms of 24 months or less.

        The terms "we," "us," "our," and "the Company" as used herein and unless otherwise stated or indicated by context, refer to YETI Holdings, Inc. and its subsidiaries.

Basis of Presentation and Principles of Consolidation

        The unaudited condensed consolidated financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the U.S. Securities and Exchange Commission ("SEC"). Accordingly, our financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of our results of operations for the interim periods. Intercompany transactions are eliminated in consolidation.

        Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to applicable rules and regulations of the SEC. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 29, 2018. The results of operations for interim periods are not necessarily indicative of results to be expected for the full fiscal year.

        The preparation of consolidated financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities,

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

revenue and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates and assumptions about future events and their effects cannot be made with certainty. Estimates may change as new events occur, when additional information becomes available and if our operating environment changes. Actual results could differ from our estimates.

        We operate on a "52-to 53-week" fiscal year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. The unaudited consolidated financial results represent the three months and nine months ended September 28, 2019 and September 29, 2018.

Fair Value of Financial Instruments

        For financial assets and liabilities recorded at fair value on a recurring or non-recurring basis, fair value is the price we would receive to sell an asset, or pay to transfer a liability, in an orderly transaction with a market participant at the measurement date. In the absence of such data, fair value is estimated using internal information consistent with what market participants would use in a hypothetical transaction. In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions; preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3:	Significant inputs to the valuation model are unobservable.

        Our financial instruments consist principally of cash, accounts receivable, accounts payable, and bank indebtedness. The carrying amount of cash, accounts receivable, and accounts payable, approximates fair value due to the short-term maturity of these instruments. The carrying amount of our long-term bank indebtedness approximates fair value based on Level 2 inputs since our $650.0 million senior secured credit facility ("Credit Facility") carries a variable interest rate that is based on London Interbank Offered Rate ("LIBOR").

Emerging Growth Company Status

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with the adoption of new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1.0 billion in non-convertible debt

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

in a three year period, or (iv) the end of the fiscal year in which the fifth anniversary of our initial public offering ("IPO") occurs.

        As of June 28, 2019, the last business day of our most recently completed second fiscal quarter, the market value of our common stock that was held by non-affiliates was greater than $700 million. As a result, we will become a large accelerated filer and will no longer qualify as an emerging growth company on December 28, 2019, the end of our current fiscal year. Accordingly, at that time we will no longer qualify for the provisions of the JOBS Act that allow companies to adopt new or revised accounting standards when required by private company accounting standards.

Recently Adopted Accounting Guidance

        In July 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-07, Codification Updates to SEC Sections. ASU 2019-07 clarifies the disclosure and presentation requirements of a variety of codification topics by more closely aligning them with the SEC disclosure rules and regulations, eliminating redundancies and simplifying application of the codification. ASU 2019-07 is effective upon issuance and it did not have a material impact to our consolidated financial statements or related disclosures.

        In May 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718), which conformed the current non-employee share-based accounting standard with employee share-based accounting. We elected to adopt this standard early, on June 30, 2019, the first day of the third quarter of fiscal year 2019, and such adoption did not have a material impact on our consolidated financial statements or related disclosures.

        In the first quarter of 2019, we adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"), using the modified retrospective transition method and applying this approach to contracts not completed as of the date of adoption. ASC 606 establishes a single comprehensive model for entities to use in accounting for revenue under GAAP and requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also requires certain disclosures regarding qualitative and quantitative information with respect to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The adoption of ASC 606 resulted in a net decrease of $0.5 million to accumulated deficit as of December 30, 2018. The cumulative effect adjustment primarily related to revenue that would have been recognized in the prior period for certain wholesale transactions and substantially all e-commerce transactions at the time of shipment, rather than upon delivery to the customer, based on our evaluation of the transfer of control of the goods. Comparative prior period information has not been restated and continues to be reported in accordance with accounting standards in effect for those periods. Please see Note 2 for additional revenue disclosures.

        Under ASC 606, an asset for the estimated cost of inventory expected to be returned is now recognized separately from the liability for sales-related reserves. This resulted in an increase in prepaid expenses and other current assets and an increase in accrued expenses and other current liabilities on our unaudited condensed consolidated balance sheets as of September 28, 2019. As mentioned above, the adoption of ASC 606 impacted the timing of revenue recognized related to sales for certain wholesale transactions and substantially all e-commerce transactions, resulting in earlier recognition of such sales.

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Additionally, miscellaneous claims from customers are now recognized in net sales. Previously, these costs were recorded in selling, general and administrative expenses.

        The following tables compare unaudited condensed consolidated financial statements reported in accordance with the requirements of ASC 606 to the amounts that would have been reported had the new standard not been applied (in thousands):

	Three Months Ended September 28, 2019			Nine Months Ended September 28, 2019
	As Reported	Impact of Adoption	Balances without Adoption of ASC 606	As Reported	Impact of Adoption	Balances without Adoption of ASC 606
Net sales	$229,125	$(754)	$228,371	$616,132	$(7,033)	$609,099
Cost of goods sold	109,049	45	109,094	303,152	(2,433)	300,719

Gross profit	120,076	(799)	119,277	312,980	(4,600)	308,380
Selling, general, and administrative expenses	86,071	84	86,155	235,191	319	235,510

Operating income	34,005	(883)	33,122	77,789	(4,919)	72,870
Interest expense	(5,319)	—	(5,319)	(17,081)	—	(17,081)
Other expense	(304)	—	(304)	(192)	—	(192)

Income before income taxes	28,382	(883)	27,499	60,516	(4,919)	55,597
Income tax expense	(7,080)	216	(6,864)	(14,824)	1,206	(13,618)

Net income	$21,302	$(667)	$20,635	$45,692	$(3,713)	$41,979

	September 28, 2019
	As Reported	Impact of Adoption	Balances without Adoption of ASC 606
ASSETS
Accounts receivable, net	$74,758	$(8,360)	$66,398
Inventory	209,154	2,780	211,934
Prepaid expenses and other current assets	13,303	(584)	12,719
Deferred charges and other assets	1,663	27	1,690
LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other current liabilities	38,220	(584)	37,636
Taxes payable	2,863	(1,340)	1,523
Accumulated deficit	(194,287)	(4,213)	(198,500)

        The adjustments above do not have an impact on net cash used in operating activities; however, they do impact the changes in operating assets and liabilities for the related accounts within the disclosure of operating activities on our unaudited condensed consolidated statement of cash flows.

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Guidance Not Yet Adopted

        In February 2016, the FASB issued ASU 2016-2, and also subsequently issued amendments to the initial guidance in ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01, (collectively, Leases (Topic 842)), which replaces existing lease accounting guidance. The new standard is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use ("ROU") assets and corresponding lease liabilities on the balance sheet. The new guidance will require lessees to continue to classify leases as either operating or financing, with classification affecting the pattern of expense recognition in the income statement. Since we anticipate that we will no longer qualify as an emerging growth company as of December 28, 2019, we expect to adopt this standard effective December 30, 2018, the first day of fiscal year 2019. The ASU is required to be applied using a modified retrospective approach at the beginning of the earliest period presented, with optional practical expedients. We continue to assess the effect the guidance will have on our existing accounting policies, processes, and controls. We estimate the adoption of this ASU will result in the recognition of ROU assets of approximately $30 million to $40 million and lease liabilities for operating leases of approximately $40 million to $50 million on our consolidated balance sheets as of the date of adoption. The difference between the leased assets and lease liabilities primarily represents the existing deferred rent and tenant improvement allowance liabilities balance, resulting from historical straight-lining of operating leases, which were effectively reclassified upon adoption to reduce the measurement of the leased assets. We do not expect this ASU to have a material impact on our results of operations or cash flows.

        In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, and also subsequently issued amendments to the initial guidance, in ASU 2018-19, ASU 2019-04, and ASU 2019-05. ASU 2016-13 replaces the current incurred loss impairment method with a method that reflects expected credit losses on financial instruments. In November 2018, the FASB issued update ASU 2018-19, clarifying the scope of ASU 2016-13. In April 2019, the FASB issued updated ASU 2019-04, clarifying that equity instruments without readily determinable fair values for which an entity has elected the measurement alternative should be remeasured to fair value as of the date that an observable transaction occurred. In May 2019, the FASB issued ASU 2019-05, which provides an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. The new standard is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted. Because we anticipate that we will no longer qualify as an emerging growth company as of December 28, 2019, we expect to adopt this standard in the first quarter of fiscal year 2020 and are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements and related disclosures.

2. REVENUE

        Revenue transactions associated with the sale of YETI branded coolers, equipment, drinkware, apparel and accessories comprise a single performance obligation, which consists of the sale of products to customers either through wholesale or DTC channels. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the customers, based on the terms of sale. The transfer of control typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the customer has accepted the goods. Revenue from wholesale transactions is generally recognized at the time products are shipped based on contractual terms with the customer. Revenue from our DTC channel is generally recognized at the point

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. REVENUE (Continued)

of sale in our retail stores and at the time products are shipped for e-commerce transactions and corporate sales based on contractual terms with the customer.

        Revenue is recognized net of estimates of variable consideration, including product returns, customer discounts and allowances, sales incentive programs, and miscellaneous claims from customers. We determine these estimates based on contract terms, evaluations of historical experience, anticipated trends, and other factors. The actual amount of customer returns and customer allowances, which is inherently uncertain, may differ from our estimates.

        The duration of contractual arrangements with our customers is typically less than one year. Payment terms with wholesale customers vary depending on creditworthiness and other considerations, with the most common being net 30 days. Payment is due at the time of sale for retail store transactions and at the time of shipment for e-commerce transactions.

        Certain products that we sell include a limited warranty which does not meet the definition of a performance obligation within the context of the contract. Product warranty costs are estimated based on historical and anticipated trends and are recorded as cost of goods sold at the time revenue is recognized.

        Revenue from the sale of gift cards is initially deferred and recognized as a contract liability until the gift card is redeemed by the customer.

        We elected to account for shipping and handling as fulfillment activities, and not as separate performance obligations. Shipping and handling fees billed to customers are included in net sales. All shipping and handling activity costs are recognized as selling, general and administrative expenses at the time the related revenue is recognized. Sales taxes collected from customers and remitted directly to government authorities are excluded from net sales and cost of goods sold.

Contract Balances

        Accounts receivable represent an unconditional right to receive consideration from a customer and are recorded at net invoiced amounts, less an estimated allowance for doubtful accounts.

        Contract liabilities are recorded when the customer pays consideration before the transfer of a good to the customer and thus represent our obligation to transfer the good to the customer at a future date. Our primary contract liabilities relate to payment advances for certain customized product transactions and gift cards. We recognize contract liabilities as revenue once all performance obligations have been satisfied.

        The following table provides information about accounts receivable and contract liabilities at the periods indicated (in thousands):

	September 28, 2019	At Adoption— December 30, 2018(1)
Accounts receivable, net	$74,757	$60,336
Contract liabilities	(3,538)	(9,457)

(1)
We adopted ASC 606 on December 30, 2018. See Note 1 for additional information.

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. REVENUE (Continued)

        For the three and nine months ended September 28, 2019, we recognized $0.0 million and $9.4 million, respectively, of revenue that was previously included in the contract liability balance at the beginning of the period. The change in the contract liability balance primarily results from timing differences between the customer's payment and our satisfaction of performance obligations.

Disaggregation of Revenue

        The following table disaggregates our net sales by channel, product category, and geography for the periods indicated (in thousands):

	Three Months Ended		Nine Months Ended
	September 28, 2019	September 29, 2018(1)	September 28, 2019	September 29, 2018(1)
Net Sales by Channel
Wholesale	$136,198	$124,958	$378,982	$360,731
Direct-to-consumer	92,927	71,151	237,150	176,923

Total net sales	$229,125	$196,109	$616,132	$537,654

Net Sales by Category
Coolers & Equipment	$97,843	$86,665	$266,551	$240,007
Drinkware	126,368	104,049	334,278	280,703
Other	4,914	5,395	15,303	16,944

Total net sales	$229,125	$196,109	$616,132	$537,654

Net Sales by Geographic Region
United States	$221,501	$191,276	$591,147	$527,348
International	7,624	4,833	24,985	10,306

Total net sales	$229,125	$196,109	$616,132	$537,654

(1)
Prior year information is presented in accordance with accounting guidance in effect during that period and has not been updated to reflect the impact of ASC 606. See Note 1 for additional information.

        For the three months ended September 28, 2019 and September 29, 2018, our largest single customer represented approximately 15% and 19%, respectively, of gross sales. For the nine months ended September 28, 2019 and September 29, 2018, our largest single customer represented approximately 16% and 17%, respectively, of gross sales.

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. INTANGIBLE ASSETS

        Intangible assets consisted of the following at the dates indicated below (in thousands):

	September 28, 2019
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Tradename	Indefinite	$31,363	$—	$31,363
Trade dress	Indefinite	13,602	—	13,602
Trademarks	Indefinite	9,122	—	9,122
Customer relationships	11 years	42,205	(27,987)	14,218
Trademarks	6 - 30 years	19,237	(3,889)	15,348
Patents	4 - 25 years	6,847	(649)	6,198
Non-compete agreements	5 years	2,815	(2,815)	—
Other intangibles	15 years	1,052	(211)	841

Total intangible assets		$126,243	$(35,551)	$90,692

	December 29, 2018
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Tradename	Indefinite	$31,363	$—	$31,363
Trade dress	Indefinite	13,466	—	13,466
Customer relationships	11 years	42,205	(25,110)	17,095
Trademarks	6 - 30 years	14,867	(2,696)	12,171
Patents	4 - 25 years	5,522	(461)	5,061
Non-compete agreements	5 years	2,815	(2,815)	—
Other intangibles	15 years	1,026	(163)	863

Total intangible assets		$111,264	$(31,245)	$80,019

Acquisition

        In March 2019, we acquired the intellectual property rights related to the YETI brand across several jurisdictions, primarily in Europe and Asia, for $9.1 million, pursuant to certain purchase agreements we entered into with a European outdoor retailer. The intellectual property rights include trademark registrations and applications for YETI formative trademarks for goods and services as well as domain names that include the YETI trademark. The purchase price has been allocated on a preliminary basis to trademarks.

4. LONG-TERM DEBT

Extinguishment of Debt

        In May 2019, we repaid in full $1.5 million of remaining principal amount on the unsecured promissory note to Rambler On LLC and $0.1 million of accrued interest outstanding thereon, using cash on hand.

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. INCOME TAXES

        Income tax expense was $7.1 million and $3.1 million for the three months ended September 28, 2019 and September 29, 2018, respectively. The increase in income tax expense is due to higher income before income taxes and a higher effective tax rate. The effective tax rate for the three months ended September 28, 2019 was 25%, compared to 16% for the three months ended September 29, 2018. The lower effective tax rate for the three months ended September 29, 2018 reflected a discrete net tax benefit resulting from a revaluation of deferred tax assets for state income taxes.

        Income tax expense was $14.8 million and $7.2 million for the nine months ended September 28, 2019 and September 29, 2018, respectively. The increase in income tax expense is due to higher income before income taxes and a higher effective tax rate. The effective tax rate for the nine months ended September 28, 2019 was 24%, compared to 18% for the nine months ended September 29, 2018. The lower effective tax rate for the nine months ended September 29, 2018 reflected a discrete net tax benefit resulting from a revaluation of deferred tax assets for state income taxes.

        For interim periods, our income tax expense and resulting effective tax rate are based upon an estimated annual effective tax rate adjusted for the effects of items required to be treated as discrete to the period, including changes in tax laws, changes in estimated exposures for uncertain tax positions, and other items.

6. STOCK-BASED COMPENSATION

Stock-Based Compensation Plans

        In October 2018, our Board of Directors adopted the 2018 Equity Incentive Plan (the "2018 Plan") and ceased granting awards under the 2012 Equity and Performance Incentive Plan (the "2012 Plan"). The 2018 Plan became effective with the completion of our IPO on October 24, 2018. Any remaining shares available for issuance under the 2012 Plan as of our IPO effectiveness date are not available for future issuance. However, shares subject to stock awards granted under the 2012 Plan (a) that expire or terminate without being exercised or (b) that are forfeited under an award, return to the 2018 Plan share reserve for future grant.

        Subject to adjustments as described above, the 2018 Plan provides for up to 4.8 million shares of authorized stock to be awarded as stock options, appreciation rights, restricted stock, restricted stock units ("RSUs"), performance shares, performance units, cash incentive awards, and certain other awards based on or related to shares of our common stock. The 2012 Plan provided for up to 8.8 million shares of authorized stock to be awarded as either stock options or RSUs.

        During the nine months ended September 28, 2019, we granted 601,548 stock options and 326,059 RSUs to various employees. The stock options have a ten year term and each of the stock options and RSUs vest in accordance with the following schedule: (a) one-third will vest on the first anniversary of the grant date, and (b) an additional one-sixth will vest on the first four six-month anniversaries of the initial vesting date.

        During the nine months ended September 28, 2019, we granted 12,314 RSUs and 9,727 deferred stock units ("DSUs") to our non-employee members of the Board of Directors. The RSUs and DSUs vest immediately prior to our next annual meeting of our stockholders, subject to the non-employee director's continued service through the applicable vesting date. However, both awards of RSUs and DSUs are subject to accelerated vesting in the event the non-employee director dies or becomes disabled or in the event of a change in control.

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. STOCK-BASED COMPENSATION (Continued)

        We recognized non-cash stock-based compensation expense of $2.1 million and $2.9 million for the three months ended September 28, 2019 and September 29, 2018, respectively. For the nine months ended September 28, 2019 and September 29, 2018, we recognized non-cash stock-based compensation expense of $10.4 million and $10.0 million, respectively.

        As of September 28, 2019, total unrecognized non-cash stock-based compensation expense for unvested options was $7.4 million, which will be recognized over the next three years. As of September 28, 2019, total unrecognized non-cash stock-based compensation expense for unvested performance-based RSUs was $40.6 million. As of September 28, 2019, total unrecognized non-cash stock-based compensation expense for unvested RSUs and DSUs was $6.0 million and $0.2 million, respectively, which will be recognized over the next three years.

        Pursuant to the performance-based RSU agreements that each grantee, including each named executive officer, entered into with us, the performance-based RSUs will become fully vested and nonforfeitable upon a transaction that results in Cortec Group Fund V, L.P. and its affiliates (collectively, "Cortec"), our majority stockholder, ceasing to own 35% or more of the voting power of the outstanding securities of our company, (the "Cortec Sale"), and the achievement of certain EBITDA targets for calendar years 2018 and 2019, provided that if the Cortec Sale occurs prior to the date on which our Board of Directors certifies that the applicable EBITDA target has been achieved, all performance-based RSUs that have not already been forfeited will become nonforfeitable and shares of our common stock will be delivered to the applicable grantee within 30 days of the performance-based RSUs becoming nonforfeitable. Our Board of Directors has certified that the EBITDA target for calendar year 2018 was achieved. In order to receive their shares, the grantee must remain employed until the date of the Cortec Sale and must not have violated any of the terms of such grantee's non-competition agreement or other restrictive covenant agreements with us. The performance-based RSUs are not transferable or assignable.

        A summary of the balances of our stock-based compensation plans as of September 28, 2019, and changes during the nine months ended September 28, 2019, is presented below (in thousands, except per share data):

	Stock Options		Performance-Based Restricted Stock Units		Restricted Stock Units		Deferred Stock Units
	Number of Options	Weighted Average Exercise Price	Number of RSUs	Weighted Average Grant Date Fair Value	Number of RSUs	Weighted Average Grant Date Fair Value	Number of DSUs	Weighted Average Grant Date Fair Value
Balance, December 29, 2018	2,889	$6.56	1,411	$31.74	7	$17.00	13	$17.00
Granted	601	23.59	—	—	338	23.69	10	24.80
Exercised/released	(1,570)	1.73	—	—	(10)	17.51	—	—
Forfeited/expired	(102)	20.10	(127)	31.74	(26)	22.84	—	—

Balance, September 28, 2019	1,818	$15.62	1,284	$31.74	309	$23.81	23	$20.34

Stock Options Fair Value

        The exercise price of options granted under the 2012 Plan and 2018 Plan is equal to the estimated fair market value of our common stock at the date of grant. Before our IPO in October 2018, we estimated the fair value of our common stock based on the appraisals performed by an independent valuation specialist.

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. STOCK-BASED COMPENSATION (Continued)

Subsequent to our IPO, we began using the market closing price for our common stock as reported on the New York Stock Exchange.

        We estimate the fair value of stock options on the date of grant using a Black-Scholes option-pricing valuation model, which uses the expected option term, stock price volatility, and the risk-free interest rate. The expected option term assumption reflects the period for which we believe the option will remain outstanding. We elected to use the simplified method to determine the expected option term, which is the average of the option's vesting and contractual term. Our computation of expected volatility is based on the historical volatility of selected comparable publicly-traded companies over a period equal to the expected term of the option. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar instrument with the same expected term in effect at the time of the grant.

        The following assumptions were utilized to calculate the fair value of stock options granted during the nine months ended September 28, 2019:

Nine Months Ended
September 28, 2019
Expected option term	6 years
Expected stock price volatility	27% - 35%
Risk-free interest rate	1.64% - 2.53%
Expected dividend yield	—%
Weighted average fair value at date of grant	$7.67

7. EARNINGS PER SHARE

        The number of common shares outstanding totaled 85.8 million and 84.2 million at September 28, 2019 and December 29, 2018, respectively. Basic income per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share includes the additional effect of all potentially dilutive securities, which includes dilutive stock options granted under stock-based compensation plans.

YETI HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. EARNINGS PER SHARE (Continued)

        A reconciliation of shares for basic and diluted net income per share is set forth below (in thousands, except per share data):

	Three Months Ended		Nine Months Ended
	September 28, 2019	September 29, 2018	September 28, 2019	September 29, 2018
Net income	$21,302	$17,030	$45,692	$32,594
Weighted-average common shares outstanding—basic	85,285	81,147	84,686	81,238
Effect of dilutive securities	1,088	1,777	1,466	1,708

Weighted-average common shares outstanding—diluted	86,373	82,924	86,152	82,946

Earnings per share
Basic	$0.25	$0.21	$0.54	$0.40
Diluted	$0.25	$0.21	$0.53	$0.39

        Effects of potentially dilutive securities are presented only in periods in which they are dilutive. Outstanding stock options representing 0.6 million and 0.1 million shares of common stock were excluded from the calculation of diluted earnings per share for the three months ended September 28, 2019 and September 29, 2018, respectively, and outstanding stock options representing 0.9 million and 0.1 million shares of common stock were excluded from the calculation of diluted earnings per share for the nine months ended September 28, 2019 and September 29, 2018, respectively, because their effect would be anti-dilutive. In addition, 1.3 million and 1.4 million shares of performance-based RSUs were excluded from the calculations of diluted earnings per share for the three and nine months ended September 28, 2019, because these units were not considered to be contingent outstanding shares.

8. COMMITMENTS AND CONTINGENCIES

Claims and Legal Proceedings

        We are involved in various claims and legal proceedings, some of which are covered by insurance. We believe that our existing claims and proceedings, and the potential losses relating to such contingencies, will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
YETI Holdings, Inc. and Subsidiaries

Opinion on the financial statements

        We have audited the accompanying consolidated balance sheets of YETI Holdings, Inc. (a Delaware corporation) and Subsidiaries (the "Company") as of December 29, 2018 and December 30, 2017, the related consolidated statements of operations, comprehensive income, equity (deficit), and cash flows for each of the three years in the period ended December 29, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2018 and December 30, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission SEC and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
March 19, 2019

YETI HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 29, 2018	December 30, 2017
ASSETS
Current assets
Cash	$80,051	$53,650
Accounts receivable, net	59,328	67,152
Inventory	145,423	175,098
Prepaid expenses and other current assets	12,211	7,134

Total current assets	297,013	303,034
Property and equipment, net	74,097	73,783
Goodwill	54,293	54,293
Intangible assets, net	80,019	74,302
Deferred income taxes	7,777	10,004
Deferred charges and other assets	1,014	1,011

Total assets	$514,213	$516,427

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$68,737	$40,342
Accrued expenses and other current liabilities	53,022	45,862
Taxes payable	6,390	12,280
Accrued payroll and related costs	15,551	6,364
Current maturities of long-term debt	43,638	47,050

Total current liabilities	187,338	151,898
Long-term debt, net of current portion	284,376	428,632
Other liabilities	13,528	12,128

Total liabilities	485,242	592,658
Commitments and contingencies (Note 10)
Stockholders' Equity
Common stock, par value $0.01; 600,000 shares authorized; 84,196 and 81,535 shares outstanding at December 29, 2018 and December 30, 2017, respectively	842	815
Preferred stock, par value $0.01; 30,000 shares authorized; no shares issued or outstanding	—	—
Additional paid-in capital	268,327	219,095
Accumulated deficit	(240,104)	(296,184)
Accumulated other comprehensive (loss) income	(94)	43

Total stockholders' equity (deficit)	28,971	(76,231)

Total liabilities and stockholders' equity	$514,213	$516,427

See Notes to Consolidated Financial Statements

YETI HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Fiscal Year Ended
	December 29, 2018	December 30, 2017	December 31, 2016
Net sales	$778,833	$639,239	$818,914
Cost of goods sold	395,705	344,638	404,953

Gross profit	383,128	294,601	413,961
Selling, general, and administrative expenses	280,972	230,634	325,754

Operating income	102,156	63,967	88,207
Interest expense	(31,280)	(32,607)	(21,680)
Other (expense) income	(1,261)	699	(1,242)

Income before income taxes	69,615	32,059	65,285
Income tax expense	(11,852)	(16,658)	(16,497)

Net income	57,763	15,401	48,788
Less: Net income attributable to noncontrolling interest	—	—	(811)

Net income attributable to YETI Holdings, Inc.	$57,763	$15,401	$47,977

Net income to YETI Holdings, Inc. per share
Basic	$0.71	$0.19	$0.59
Diluted	$0.69	$0.19	$0.58
Weighted-average common shares outstanding
Basic	81,777	81,479	81,097
Diluted	83,519	82,972	82,755

See Notes to Consolidated Financial Statements

YETI HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Fiscal Year Ended
	December 29, 2018	December 30, 2017	December 31, 2016
Net income	$57,763	$15,401	$48,788
Other comprehensive (loss) income
Foreign currency translation adjustments	(137)	43	—

Total comprehensive income	57,626	15,444	48,788

Net income attributable to noncontrolling interest	—	—	(811)

Total comprehensive income to YETI Holdings, Inc.	$57,626	$15,444	$47,977

See Notes to Consolidated Financial Statements

YETI HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(In thousands)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Accumulated Deficit		Noncontrolling Interest	Total Stockholders' Equity (Deficit)
	Shares	Amount
Balance, December 31, 2015	80,020	$800	$102,065	$98,053	$—	$—	$200,918
Consolidation of noncontrolling interest	—	—	—	—	—	1,375	1,375
Stock-based compensation	—	—	118,415	—	—	—	118,415
Exercise of options	1,376	14	1,420	—	—	—	1,434
Issuance of common stock	41	—	708	—	—	—	708
Repurchase of forfeited employee stock options	—	—	(3,291)	—	—	—	(3,291)
Shares withheld related to net share settlement of stock-based compensation	—	—	(9,608)	—	—	—	(9,608)
Excess tax benefit from stock-based compensation plan	—	—	1,765	—	—	—	1,765
Dividends	—	—	—	(455,605)	—	—	(455,605)
Net income	—	—	—	47,977	—	811	48,788

Balance, December 31, 2016	81,437	$814	$211,474	$(309,575)	$—	$2,186	$(95,101)

Stock-based compensation	—	—	13,393	—	—	—	13,393
Exercise of options	156	1	98	—	—	—	99
Shares withheld related to net share settlement of stock-based compensation	(58)	—	(2,018)	—	—	—	(2,018)
Adjustments related to the acquisition of Rambler On	—	—	(3,852)	(1,980)	—	—	(5,832)
Acquisition of noncontrolling interest	—	—	—	2,186	—	(2,186)	—
Dividends	—	—	—	(2,216)	—	—	(2,216)
Other comprehensive income	—	—	—	—	43	—	43
Net income	—	—	—	15,401	—	—	15,401

Balance, December 30, 2017	81,535	$815	$219,095	$(296,184)	$43	$—	$(76,231)

Issuance of common stock upon initial public offering, net of offering costs	2,500	25	37,749	—	—	—	37,774
Stock-based compensation	—	—	13,247	—	—	—	13,247
Exercise of options	560	6	256	—	—	—	262
Shares withheld related to net share settlement of stock-based compensation	(2)	—	(57)	—	—	—	(57)
Repurchase of common stock	(397)	(4)	(1,963)	—	—	—	(1,967)
Dividends	—	—	—	(1,683)	—	—	(1,683)
Other comprehensive loss	—	—	—	—	(137)	—	(137)
Net income	—	—	—	57,763	—	—	57,763

Balance, December 29, 2018	84,196	$842	$268,327	$(240,104)	$(94)	$—	$28,971

See Notes to Consolidated Financial Statements

YETI HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended
	December 29, 2018	December 30, 2017	December 31, 2016
Cash Flows from Operating Activities:
Net income	$57,763	$15,401	$48,788
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	24,777	20,769	11,670
Amortization of deferred financing fees	3,425	2,950	1,822
Stock-based compensation	13,247	13,393	118,415
Deferred income taxes	2,226	8,500	(15,800)
Impairment of long-lived assets	2,209	—	—
Excess tax benefit from stock-based compensation plan	—	—	(1,767)
Loss on early extinguishment of debt	694	—	1,221
Changes in operating assets and liabilities:
Accounts receivable, net	7,675	(29,909)	8,828
Inventory	29,583	71,040	(150,646)
Other current assets	(5,089)	17,915	(2,992)
Accounts payable and accrued expenses	43,740	27,992	7,889
Taxes payable	(5,876)	(12,805)	12,959
Other	1,694	12,505	(11,476)

Net cash provided by operating activities	176,068	147,751	28,911

Cash Flows from Investing Activities:
Purchases of property and equipment	(20,860)	(42,197)	(35,588)
Purchases of intangibles, net	(11,027)	4,926	(24,708)
Changes in notes receivables	—	1,416	(538)
Cash paid to Rambler On for acquisition	—	(2,867)	—
Proceeds from sale of long-lived assets	165	—	—
Cash of Rambler On at consolidation	—	—	4,950

Net cash used in investing activities	(31,722)	(38,722)	(55,884)

Cash Flows from Financing Activities:
Changes in revolving line of credit	—	(20,000)	20,000
Proceeds from issuance of long-term debt	—	—	550,000
Repayments of long-term debt	(151,788)	(45,550)	(84,451)
Payments of deferred financing fees	—	(1,957)	(11,779)
Cash paid for repurchase of common stock	(1,967)	—	—
Proceeds from employee stock transactions	262	99	1,434
Taxes paid in connection with exercise of stock options	(57)	(2,018)	(9,608)
Excess tax benefit from stock-based compensation plan	—	—	1,767
Repurchase of forfeited employee stock options	—	—	(3,291)
Proceeds from issuance of common stock, net of offering costs	38,083	—	708
Repayments of contingent consideration from acquisition	—	—	(2,861)
Payment of dividends	(2,523)	(2,811)	(453,908)
Net cash (used in) provided by financing activities	(117,990)	(72,237)	8,011

Noncash Investing Activities:
Changes related to acquisition of Rambler On	—	(4,432)	—

Total noncash investing activities	—	(4,432)	—
Effect of exchange rate changes on cash	45	(1)	—
Net increase (decrease) in cash	26,401	32,359	(18,962)
Cash, beginning of period	53,650	21,291	40,253

Cash, end of period	$80,051	$53,650	$21,291

See Notes to Consolidated Financial Statements

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

        YETI Holdings, Inc. acquired the operations of YETI Coolers, LLC ("Coolers") on June 15, 2012. We are headquartered in Austin, Texas, and are a designer, marketer, and distributor of premium products for the outdoor and recreation market which are sold under the YETI brand. We sell our products through our wholesale channel, including independent retailers, national, and regional accounts across a wide variety of end user markets, as well as through our direct-to-consumer channel ("DTC"), primarily our e-commerce website.

        In addition to Coolers, YETI Australia Pty Ltd, YETI Canada Limited, YETI Hong Kong Limited, and YETI Outdoor Products Company Limited were established and consolidated as wholly-owned foreign entities in January 2017, February 2017, March 2017, and June 2017, respectively. Furthermore, YETI Holdings, Inc.'s exclusive customization partner, Rambler On LLC ("Rambler On") was previously consolidated as a variable interest entity ("VIE") in August 2016, and on May 15, 2017, YETI Custom Drinkware, LLC ("YCD") acquired the assets and liabilities of Rambler On. We consolidate YCD as a wholly-owned subsidiary.

        The terms "we," "us," "our," and "the Company" as used herein and unless otherwise stated or indicated by context, refer to YETI Holdings, Inc. and its subsidiaries.

Basis of Presentation and Principles of Consolidation

        The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the U.S. Securities and Exchange Commission ("SEC"). The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries and VIEs of which we are the primary beneficiary. A VIE is required to be consolidated by its primary beneficiary which is generally defined as the party who has (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE or the right to receive benefits that could potentially be significant to the VIE. We evaluate our relationships with VIEs on an ongoing basis to determine whether we are their primary beneficiary. Consolidated VIEs are presented as noncontrolling interests. Intercompany balances and transactions are eliminated in consolidation.

        In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Due to the uncertainty inherent in these estimates, actual results may differ from these estimates and could differ based upon other assumptions or conditions.

Change of Fiscal Year End

        Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52- to 53-week" year ending on the last Saturday of December, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This change did not have a material effect on our consolidated financial statements, and therefore we did not retrospectively adjust our financial statements. The consolidated financial results represent the fiscal years

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

ending December 29, 2018 ("fiscal 2018"), December 30, 2017 ("fiscal 2017"), and December 31, 2016 ("fiscal 2016").

Accounts Receivable

        Accounts receivable are carried at original invoice amount less an estimated allowance for doubtful accounts. We make ongoing estimates relating to our ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the credit worthiness of our customers based on ongoing credit evaluations and their payment trends. Accounts receivable are uncollateralized customer obligations due under normal trade terms typically requiring payment within 30 to 90 days of sale. Receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded to income when received. Our allowance for doubtful accounts was $0.1 million as of both December 29, 2018 and December 30, 2017.

Advertising

        Advertising costs are expensed in the period in which the advertising occurs and included in selling, general and administrative expenses in our consolidated statements of operations. Advertising costs were $27.5 million, $26.5 million, and $33.1 million for fiscal 2018, fiscal 2017, and fiscal 2016, respectively. At December 29, 2018 and December 30, 2017, prepaid advertising costs were $1.3 million and $0.7 million, respectively.

Cash

        We maintain our cash in bank deposit accounts which, at times, may exceed federally insured limits. We have not historically experienced any losses in such accounts.

Comprehensive Income

        Our comprehensive income is determined based on net income adjusted for gains and losses on foreign currency translation adjustments.

Contingent Consideration Payable

        In connection with the acquisition of Coolers in 2012, we provided a seller earnout provision whereby the sellers would be entitled to an additional cash payment of up to a maximum of $10.0 million (the "Contingent Consideration"), upon the achievement of certain performance thresholds and events. The Contingent Consideration liability was initially measured at a fair value of $2.9 million at the date of acquisition. In 2016, we paid in full the Contingent Consideration for $2.9 million.

Deferred Financing Fees

        Costs incurred upon the issuance of our debt instruments are capitalized and amortized over the life of the associated debt instrument on a straight-line basis, in a manner that approximates the effective interest method. If the debt instrument is retired before its scheduled maturity date, any remaining issuance costs associated with that debt instrument are expensed in the same period. Deferred financing

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

fees related to our $650.0 million senior secured credit facility (the "Credit Facility") are reported in "Long-term debt, net of current portion" as a direct reduction from the carrying amount of our outstanding long-term debt. The amortization of deferred financing fees is included in interest expense.

Fair Value of Financial Instruments

        For financial assets and liabilities recorded at fair value on a recurring or non-recurring basis, fair value is the price we would receive to sell an asset, or pay to transfer a liability, in an orderly transaction with a market participant at the measurement date. In the absence of such data, fair value is estimated using internal information consistent with what market participants would use in a hypothetical transaction. In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions; preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3:	Significant inputs to the valuation model are unobservable.

        Our financial instruments consist principally of cash, accounts receivable, accounts payable, and bank indebtedness. The carrying amount of cash, accounts receivable, and accounts payable, approximates fair value due to the short-term maturity of these instruments. The carrying amount of our long-term bank indebtedness approximates fair value based on Level 2 inputs since the Credit Facility carries a variable interest rate that is based on the London Interbank Offered Rate ("LIBOR").

Foreign Currency Translation and Foreign Currency Transactions

        Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the foreign currency translation adjustment, a component of accumulated other comprehensive income.

        For consolidation purposes, the assets and liabilities of our subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income.

Goodwill and Intangible Assets

        Goodwill and intangible assets are recorded at cost, or at their estimated fair values at the date of acquisition. We review goodwill and indefinite-lived intangible assets for impairment annually in the fourth quarter of each fiscal year or on an interim basis whenever events or changes in circumstances indicate the fair value of such assets may be below their carrying amount. In conducting our annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the asset is less than its carrying amount. If factors indicate that the fair value of the asset is less than its carrying amount, we perform a quantitative assessment of the asset, analyzing the expected present value of future

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

cash flows to quantify the amount of impairment, if any. We perform our annual impairment tests in the fourth quarter of each fiscal year.

        For our annual goodwill impairment tests in the fourth quarters of 2018 and 2017, we performed a qualitative assessment to determine whether the fair value of goodwill was more likely than not less than the carrying value. Based on economic conditions and industry and market considerations, we determined that it was more likely than not that the fair value of goodwill was greater than its carrying value; therefore, the quantitative impairment test was not performed. Therefore, we did not record any goodwill impairment for fiscal years 2018 and 2017.

        Our intangible assets consist of indefinite-lived intangible assets, including tradename and trade dress, and definite-lived intangible assets such as customer relationships, trademarks, patents, non-compete agreements, and other intangibles assets, such as copyrights and domain name. Tradename, customer relationships, and non-compete agreements resulted from our acquisition of Coolers in 2012. We also capitalize the costs of acquired trademarks, trade dress, patents and other intangibles, such as copyrights and domain name assets. Intangible assets resulting from the acquisition of Rambler On totaled $3.7 million.

        In addition, external legal costs incurred in the defense of our patents and trademarks are capitalized when we believe that the future economic benefit of the intangible asset will be increased, and a successful defense is probable. In the event of a successful defense, the settlements received are netted against the external legal costs that were capitalized. Capitalized patent and trademark defense costs are amortized over the remaining useful life of the asset. Where the defense of the patent and trademark maintains rather than increases the expected future economic benefits from the asset, the costs would generally be expensed as incurred. The external legal costs incurred and settlements received may not occur in the same period. Costs incurred during fiscal 2016, fiscal 2017, and fiscal 2018 primarily relate to external legal costs incurred in the defense of our patents and trademark, net of settlements received.

Income Taxes

        We provide for taxes at the enacted rate applicable for the appropriate tax jurisdictions. Deferred taxes are provided on an asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Tax filing positions are evaluated, and we recognize the largest amount of tax benefit that is more likely than not to be sustained upon examination by the taxing authorities based on the technical merits of the tax position. Settlements with tax authorities, the expiration of statutes of limitations for particular tax positions, or obtaining new information on particular tax positions may cause a change to the effective tax rate. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated statements of operations.

        In December 2017, the Tax Cuts and Jobs Act (the "Tax Act"), was passed into law, significantly reforming the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The Tax Act had a substantial impact on our income tax expense for the year ended December 30, 2017, primarily due to the

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

revaluation of our net deferred tax asset based on a prospective U.S. federal income tax rate of 21%. See Note 6 for further discussion.

Inventories

        Inventories are comprised primarily of finished goods and are generally valued at the lower of weighted-average cost or net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We make ongoing estimates relating to the net realizable value of inventories based upon our assumptions about future demand and market conditions.

Property and Equipment

        We record property and equipment at their original acquisition costs and we depreciate them based on a straight-line method over their estimated useful lives. Expenditures for repairs and maintenance are expensed as incurred, while asset improvements that extend the useful life are capitalized. The useful lives for property and equipment are as follows:

Leasehold improvements	lesser of 10 years, remaining lease term, or estimated useful life of the asset
Molds and tooling	3 - 5 years
Furniture and equipment	3 - 7 years
Computers and software	3 - 7 years

Research and Development Costs

        Research and development costs are expensed as incurred. Employee compensation, including stock-based compensation costs, and miscellaneous supplies are included in research and development costs within selling, general, and administrative expenses. Research and development expenses were $10.8 million, $8.8 million, and $29.5 million, for fiscal 2018, fiscal 2017, and fiscal 2016, respectively. The research and development expenses for fiscal 2016 primarily related to non-cash stock-based compensation costs for certain employees.

Revenue Recognition

        Revenue is recognized when persuasive evidence of an arrangement exists, and title and risks of ownership have passed to the customer, based on the terms of sale. Goods are usually shipped to customers with free-on-board ("FOB") shipping point terms; however, our practice has been to bear the responsibility of the delivery to the customer. In the case that product is lost or damaged in transit to the customer, we generally take the responsibility to provide new product. In effect, we apply a synthetic FOB destination policy and therefore recognize revenue when the product is delivered to the customer. For our national accounts, delivery of our products typically occurs at shipping point, as such customers take delivery at our distribution center.

        Our terms of sale provide limited return rights. We may accept, and have at times accepted, returns outside our terms of sale at our sole discretion. We may also, at our sole discretion, provide our retail partners with sales discounts and allowances. We record estimated sales returns, discounts, and miscellaneous customer claims as reductions to net sales at the time revenues are recorded. We base our

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

estimates upon historical experience and trends, and upon approval of specific returns or discounts. Actual returns and discounts in any future period are inherently uncertain and thus may differ from our estimates. If actual or expected future returns and discounts were significantly greater or lower than the reserves we had established, we would record a reduction or increase to net sales in the period in which we made such determination.

Segment Information

        We report our operations as a single reportable segment and manage our business as a single-brand consumer products business. This is supported by our operational structure, which includes sales, research, product design, operations, marketing, and administrative functions focused on the entire product suite rather than individual product categories. Our chief operating decision maker does not regularly review financial information for individual product categories, sales channels, or geographic regions that would allow decisions to be made about allocation of resources or performance.

Shipping and Handling Costs

        Amounts charged to customers for shipping and handling are included in net sales. Our cost of goods sold includes inbound freight charges for product delivery from our third-party contract manufacturers. The cost of product shipment to our customers, which is included in selling, general and administrative expenses in our consolidated statements of operations, was $30.2 million, $25.9 million, and $22.0 million for fiscal 2018, fiscal 2017, and fiscal 2016, respectively.

Stock-Based Compensation

        We award stock-based compensation to employees and directors under our 2018 Equity Incentive Plan ("2018 Plan"), which is described more fully in Note 7. We measure compensation expense for all stock-based awards at fair value on the date of grant and recognize compensation expense over the service period for awards expected to vest. We use the Black-Scholes-Merton ("Black-Scholes") option pricing model to determine the fair value of stock option awards. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation expense for future option awards may differ materially compared with the awards granted previously. Costs relating to stock-based compensation are recognized in selling, general, and administrative expenses in our consolidated statements of operations, and forfeitures are recognized as they occur.

Valuation of Long-Lived Assets

        We assess the recoverability of our long-lived assets, which include property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. An impairment loss on our long-lived assets exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If the carrying amount exceeds the sum of the undiscounted cash flows, an impairment charge is recognized based on the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Variable Interest Entities

        We evaluate our financial interests in business enterprises to determine if they represent VIEs of which we are the primary beneficiary. If such criteria are met (as discussed above in "Basis of Presentation and Principles of Consolidation"), we reflect these entities as consolidated subsidiaries. In fiscal 2016, we consolidated Rambler On as a VIE (See Note 8 for more information).

Warranty

        Warranty liabilities are recorded at the time of sale for the estimated costs that may be incurred under the terms of our limited warranty. We make and revise these estimates primarily based on the number of units under warranty, historical experience of warranty claims, and an estimated per unit replacement cost. The liability for warranties is included in accrued expenses in our consolidated balance sheets. The specific warranty terms and conditions vary depending upon the product sold, but are generally warranted against defects in material and workmanship ranging from three to five years. Our warranty only applies to the original owner. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty liabilities would be required and could materially affect our financial condition and operating results. Warranty reserves were $4.5 million and $1.9 million as of December 29, 2018 and December 30, 2017, respectively. Warranty costs included in costs of goods sold were $3.6 million, $2.6 million, and $1.4 million for fiscal 2018, fiscal 2017, and fiscal 2016, respectively.

Emerging Growth Company Status

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with the adoption of new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1.0 billion in non-convertible debt in a three-year period, or (iv) the end of the fiscal year in which the fifth anniversary of our initial public offering ("IPO") occurs.

Recently Adopted Accounting Pronouncements

        Effective January 1, 2018, we adopted Accounting Standards Update ("ASU") No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, applying the retrospective transition method. This ASU requires changes in the presentation of certain items, including but not limited to debt prepayment or debt extinguishment costs; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. The adoption of this guidance did not have a material impact on our consolidated financial statements.

        Effective January 1, 2018, we adopted ASU No. 2017-09, Modifications to Share-Based Payment Awards, and it will be applied prospectively to future modifications of our unit-based awards, if any. This

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

guidance clarifies when changes in the terms or conditions of share-based payment awards must be accounted for as modifications under existing guidance. The guidance requires that entities apply modification accounting unless the award's fair value, vesting conditions and classification as an equity or liability instrument are the same immediately before and after the change.

Recent Accounting Guidance Not Yet Adopted

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014 09, Revenue from Contracts with Customers: (Topic 606). which replaced existing revenue recognition guidance. The updated guidance requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires reporting companies to disclose the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

        We will adopt this standard in the first quarter of fiscal 2019 using a modified retrospective approach with the cumulative effect of initially applying the new standard recognized in retained earnings at the date of adoption. While we do not expect the adoption of this standard to have a material impact on the timing or amount of our revenue recognition, revenues for certain wholesale transactions and substantially all DTC transactions will be recognized upon shipment rather than upon delivery to the customer. Accordingly, we will record a cumulative effect adjustment increasing retained earnings by approximately $0.7 million. Enhanced disclosures will be included in our quarterly and annual consolidated financial statements beginning in 2019.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which replaces existing lease accounting guidance. The new standard is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet. The new guidance will require lessees to continue to classify leases as either operating or financing, with classification affecting the pattern of expense recognition in the income statement. For us, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2019 and interim periods within those annual periods, with early adoption permitted. We plan to adopt the standard in the first quarter of fiscal 2020. The ASU is required to be applied using a modified retrospective approach at the beginning of the earliest period presented, with optional practical expedients. We continue to assess the effect the guidance will have on our existing accounting policies and the consolidated financial statements and expect there will be an increase in assets and liabilities on the consolidated balance sheets at adoption due to the recording of right-of-use assets and corresponding lease liabilities, which may be material.

        In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718). The amendments expand the scope of Topic 718, which currently only includes share-based payments to employees, to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. This ASU is effective for all organizations for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). This ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. Among the changes, entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy but will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019, and early adoption is permitted. For non-public entities, this ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of this standard is not expected to have a material effect on the Company's Consolidated Financial Statements.

        In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350) ("ASU 2018-15"). The objective of ASU 2018-15 is to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with those incurred to develop or obtain internal-use software. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The amendments can be applied either retrospectively or prospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

2. STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

Stockholders' Equity

  Repurchase of Common Stock

        In March 2018, we purchased 0.4 million shares of our common stock at $4.95 per share from one of our stockholders for $2.0 million. We accounted for this purchase using the par value method, and subsequently retired these shares.

  Stock-Splits

        In October 2018, we effected a 0.397-for-1 reverse stock split of all outstanding shares of our common stock. Share and per share data disclosed for all periods has been retroactively adjusted to reflect the effects of this stock-split. This stock-split was effected prior to the completion of our IPO, discussed below.

        In May 2016, our Board of Directors approved a 2,000-for-1 stock split of all outstanding shares of our common stock. In connection with the stock split, the number of authorized capital stock was increased from 200,000 to 400 million shares.

  Capital Stock Increase

        In October 2018, the Board of Directors approved an increase in our authorized capital stock of 200.0 million shares of common stock and 30.0 million shares of preferred stock. Following this increase our authorized capital stock of 630.0 million shares consisted of 600.0 million shares of common stock and 30.0 million shares of preferred stock. No shares were issued in connection with the increase in authorized capital stock. This capital stock increase occurred prior to the completion of our IPO, discussed below.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE (Continued)

  Initial Public Offering

        On October 24, 2018, we completed our IPO of 16,000,000 shares of our common stock, including 2,500,000 shares of our common stock sold by us and 13,500,000 shares of our common stock sold by selling stockholders. The underwriters were also granted an option to purchase up to an additional 2,400,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after October 24, 2018, which the underwriters exercised, in part, on November 28, 2018 by purchasing an additional 918,830 shares of common stock at the public offering price of $18.00 per share, less the underwriting discount, from selling stockholders. We did not receive any proceeds from the sale of shares by selling stockholders. Based on our IPO price of $18.00 per share, we received net proceeds of $42.4 million after deducting underwriting discounts and commissions of $2.6 million. Additionally, we incurred offering costs of $4.6 million. On November 29, 2018, we used the proceeds plus additional cash on hand to repay our Term Loan B as described in Note 5.

  Special Dividend

        On May 17, 2016, we declared and paid a cash dividend of $5.54 per common share, as a partial return of capital to our stockholders, which totaled $451.3 million ("Special Dividend"). In connection with the Special Dividend, pursuant to anti-dilution provisions in the 2012 Equity and Performance Incentive Plan ("2012 Plan"), the option strike price on outstanding options as of May 17, 2016, was reduced by the lesser of 70% of the original strike price and the per share amount of the Special Dividend. Any difference between the reduction in strike price and the per share amount of the Special Dividend was paid in cash immediately for vested options. For holders of unvested options as of May 17, 2016, we were required to pay a $7.9 million dividend which accrues over the requisite service period as the options vest ("Options Dividend").

        We paid $2.5 million, $2.8 million, and $2.6 million related to the Options Dividend to vested option holders in fiscal 2018, fiscal 2017, and fiscal 2016, respectively. We will pay the remaining $0.6 million of the original $7.9 million Options Dividend in the fiscal year ended December 28, 2019 ("fiscal 2019"). At December 29, 2018, we had accrued $0.3 million related to the Options Dividend.

Earnings Per Share

        Basic income per share is computed by dividing net income attributable to YETI Holdings, Inc. by the weighted-average number of common shares outstanding during the period. Diluted income per share includes the effect of all potentially dilutive securities, which include dilutive stock options and awards.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE (Continued)

        The following table sets forth the calculation of earnings per share and weighted-average common shares outstanding at the dates indicated (in thousands, except per share data):

	Fiscal Year Ended
	December 29, 2018	December 30, 2017	December 31, 2016
Net income attributable to YETI Holdings, Inc.	$57,763	$15,401	$47,977
Weighted average common shares outstanding—basic	81,777	81,479	81,097
Effect of dilutive securities	1,742	1,493	1,658

Weighted average common shares outstanding—diluted	83,519	82,972	82,755

Earnings per share attributable to YETI Holdings, Inc.
Basic	$0.71	$0.19	$0.59
Diluted	$0.69	$0.19	$0.58

        Outstanding options to purchase 0.2 million, 0.2 million, and 0.4 million shares of common stock were excluded from the calculations of diluted earnings per share in fiscal 2018, fiscal 2017, and fiscal 2016, respectively, because the effect of their inclusion would have been antidilutive to those years. In addition, 1.4 million shares of performance-based restricted stock units ("RSUs") were excluded from the calculations of diluted earnings per share because these units were not considered to be contingent outstanding shares.

3. PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following at the dates indicated (in thousands):

	December 29, 2018	December 30, 2017
Production molds, tooling, and equipment	$45,614	$41,188
Furniture, fixtures, and equipment	5,752	5,590
Computers and software	41,209	28,774
Leasehold improvements	29,079	26,154

Property and equipment—gross	121,654	101,706
Accumulated depreciation	(47,557)	(27,923)

Property and equipment—net	$74,097	$73,783

        Depreciation expense was $19.5 million, $15.4 million, and $6.3 million for fiscal 2018, fiscal 2017, and fiscal 2016, respectively.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. INTANGIBLE ASSETS

        Intangible assets consisted of the following at the dates indicated below (in thousands):

	December 29, 2018
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Tradename	Indefinite	$31,363	$—	$31,363
Customer relationships	11 years	42,205	(25,110)	17,095
Trademarks	6 - 30 years	14,867	(2,696)	12,171
Trade dress	Indefinite	13,466	—	13,466
Patents	4 - 25 years	5,522	(461)	5,061
Non-compete agreements	5 years	2,815	(2,815)	—
Other intangibles	15 years	1,026	(163)	863

Total intangible assets		$111,264	$(31,245)	$80,019

	December 30, 2017
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Tradename	Indefinite	$31,363	$—	$31,363
Customer relationships	11 years	42,205	(21,273)	20,932
Trademarks	6 - 30 years	10,627	(1,494)	9,133
Trade dress	Indefinite	8,336	—	8,336
Patents	4 - 25 years	3,868	(256)	3,612
Non-compete agreements	5 years	2,815	(2,815)	—
Other intangibles	15 years	1,024	(98)	926

Total intangible assets		$100,238	$(25,936)	$74,302

        Amortization expense was $5.3 million, $5.3 million, and $5.4 million, for fiscal 2018, fiscal 2017, and fiscal 2016, respectively. Amortization expense related to intangible assets is expected to be $5.4 million for each of fiscal 2019, 2020, 2021, and 2022 and $3.3 million for fiscal year 2023.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. LONG-TERM DEBT

        Long-term debt consisted of the following at the dates indicated (in thousands):

	December 29, 2018	December 30, 2017
Term Loan A, due 2021	$331,388	$378,250
Term Loan B, due 2022	—	103,425
Debt owed to Rambler On	1,500	3,000

Total debt	332,888	484,675
Current maturities of long-term debt	(43,638)	(47,050)

Total long-term debt	289,250	437,625
Unamortized deferred financing fees	(4,874)	(8,993)

Total long-term debt, net	$284,376	$428,632

        Future maturity requirements on long-term debt as of December 29, 2018 were $43.6 million, $44.5 million, and $244.8 million for fiscal 2019, 2020, and 2021, respectively.

Credit Facility

        In May 2016, we entered into an agreement providing for the Credit Facility. The Credit Facility provides for: (a) a $100.0 million Revolving Credit Facility maturing on May 19, 2021 ("Revolving Credit Facility"); (b) a $445.0 million term loan A maturing on May 19, 2021 ("Term Loan A"); and (c) a $105.0 million term loan B maturing on May 19, 2022 ("Term Loan B"). All borrowings under our Credit Facility bear interest at a variable rate based on prime, federal funds, or LIBOR plus an applicable margin based on our total net leverage ratio. On July 15, 2017, we amended the Credit Facility to reset the net leverage ratio covenant for the period ending June 2017 and thereafter, and we incurred $2.0 million in additional deferred financing fees.

        The Credit Facility also provides us with the ability to issue up to $20.0 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our Revolving Credit Facility, it does reduce the amount available. As of December 29, 2018, we had $20.0 million principal amount in outstanding letters of credit with a 4.0% annual fee. As of December 29, 2018, we had no borrowings outstanding under our Revolving Credit Facility. The weighted average interest rate for borrowings under the Revolving Credit Facility was 3.19% at December 29, 2018.

        The Credit Facility includes customary financial and non-financial covenants limiting, among other things, mergers and acquisitions; investments, loans, and advances; affiliate transactions; changes to capital structure and the business; additional indebtedness; additional liens; the payment of dividends; and the sale of assets, in each case, subject to certain customary exceptions. The Credit Facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the Credit Facility to be in full force and effect, and a change of control of our business. At December 29, 2018, we were in compliance with the covenants under our Credit Facility.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. LONG-TERM DEBT (Continued)

Term Loan A

        The Term Loan A is a $445.0 million term loan facility, maturing on May 19, 2021. Principal payments of $11.1 million are due quarterly with the entire unpaid balance due at maturity. The interest rate on borrowings outstanding under the Term Loan A at December 29, 2018 was 6.35%.

Debt Owed to Rambler On

        In connection with the Rambler On Acquisition (as defined in Note 8) in 2017, we issued an unsecured promissory note to Rambler On for the principal amount of $3.0 million with a two-year term and bearing interest at 5.0% per annum, payable in two equal installments on May 16, 2018 and May 16, 2019. As of December 29, 2018, the outstanding balance of the promissory note was $1.5 million.

Extinguishment of Debt

        During the fourth quarter of fiscal 2018, we voluntarily repaid in full the $47.6 million principal amount and $0.6 million of accrued interest outstanding under our Term Loan B, using the net proceeds from our IPO plus additional cash on hand. As a result of the voluntary repayment of the Term Loan B prior to maturity of May 19, 2022, we recorded a loss from extinguishment of debt of $0.7 million relating to the write-off of unamortized financing fees associated with the Term Loan B.

6. INCOME TAXES

        On December 22, 2017, the Tax Act was signed into law, significantly reforming the Code. The Tax Act, among other things, reduced the U.S. federal corporate tax rate from 35% to 21%, required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, and put into effect the migration from a "worldwide" system of taxation to a territorial system. We recognized income tax expense of $5.7 million in fiscal 2017, primarily due to the revaluation of our net deferred tax asset based on a prospective U.S. federal income tax rate of 21%. We also recognized an immaterial one-time transition tax on our unremitted foreign earnings and profits. During fiscal 2018, we finalized the accounting for the enactment of the Tax Act, with an immaterial adjustment to the amount recorded in the year of enactment.

        The components of income before income taxes were as follows for the periods indicated (in thousands):

	Fiscal Year Ended
	December 29, 2018	December 30, 2017	December 31, 2016
Domestic	$69,209	$31,927	$65,285
Foreign	406	132	—

Income before income taxes	$69,615	$32,059	$65,285

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. INCOME TAXES (Continued)

        The components of income tax expense were as follows for the periods indicated (in thousands):

	Fiscal Year Ended
	December 29, 2018	December 30, 2017	December 31, 2016
Current tax expense:
U.S. federal	$7,190	$7,440	$37,406
State	2,316	379	17
Foreign	247	46	—

Total current tax expense	9,753	7,865	37,423

Deferred tax expense (benefit):
U.S. federal	3,298	8,915	(19,960)
State	(1,172)	(114)	(966)
Foreign	(27)	(8)	—

Total deferred tax expense (benefit)	2,099	8,793	(20,926)

Total income tax expense	$11,852	$16,658	$16,497

        A reconciliation of income taxes computed at the statutory federal income tax rate of 21% in fiscal 2018 and 35% in fiscal 2017 and fiscal 2016 to the effective income tax rate is as follows for the periods indicated (in thousands):

	Fiscal Year Ended
	December 29, 2018	December 30, 2017	December 31, 2016
Income taxes at the statutory rate	$14,619	$11,223	$22,850
Increase (decrease) resulting from:
State Income taxes, net of federal tax effect	2,030	212	551
Nondeductible expenses	248	180	179
Domestic production activities deduction	—	(121)	(1,191)
Research and development tax credits	(578)	(656)	(3,254)
Nontaxable income attributable to noncontrolling interest	—	223	(2,184)
Excess tax benefits related to stock-based compensation	(2,396)	(803)	—
Enactment of the Tax Act	—	5,737	—
Nondeductible interest expense	4	637	—
Revaluation of deferred tax assets for state income taxes	(1,154)	(36)	(27)
Other	(921)	62	(427)

Income tax expense	$11,852	$16,658	$16,497

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. INCOME TAXES (Continued)

        Deferred tax assets and liabilities consisted of the following for the periods indicated (in thousands):

	Fiscal Year Ended
	December 29, 2018	December 30, 2017
Deferred tax assets:
Accrued liabilities	$3,943	$1,096
Allowances and other reserves	1,683	1,519
Inventory	5,472	8,297
Stock-based compensation	14,085	9,346
Deferred rent	2,657	2,446
Other	1,719	1,607

Total deferred tax assets	29,559	24,311
Deferred tax liabilities:
Prepaid expenses	(782)	(211)
Property and equipment	(8,433)	(7,010)
Intangible assets	(11,857)	(7,165)
Other	(710)	79

Total deferred tax liabilities	(21,782)	(14,307)

Net deferred tax assets	$7,777	$10,004

        We consider the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested, and, accordingly, no taxes have been recognized on such earnings except for the transition tax recognized as part of the Tax Act. We continue to evaluate our plans for reinvestment or repatriation of unremitted foreign earnings. If we determine that all or a portion of our foreign earnings are no longer indefinitely reinvested, we may be subject to additional foreign withholding taxes and U.S. state income taxes. At December 29, 2018, we had unremitted earnings of foreign subsidiaries of $1.2 million.

        As of December 29, 2018, we had Texas research and development tax credit carryforwards of approximately $1.4 million, which if not utilized, will expire beginning in 2037.

        The following table summarizes the activity related to our unrecognized tax benefits for the periods indicated (excluding interest and penalties) (in thousands):

	Fiscal Year Ended
	December 29, 2018	December 30, 2017
Balance, beginning of year	$1,064	$897
Gross increases related to current year tax positions	1,350	141
Gross increases related to prior year tax positions	—	26
Gross decreases related to prior year tax positions	(14)	—
Lapse of statute of limitations	(19)	—

Balance, end of year	$2,381	$1,064

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. INCOME TAXES (Continued)

        If our positions are sustained by the relevant taxing authorities, approximately $2.4 million (excluding interest and penalties) of uncertain tax position liabilities as of December 29, 2018 would favorably impact our effective tax rate in future periods. We do not anticipate that the balance of gross unrecognized tax benefits will change significantly during the next twelve months.

        We include interest and penalties related to unrecognized tax benefits in our current provision for income taxes in the accompanying consolidated statements of operations. As of December 29, 2018, we had recognized a liability of $0.1 million for interest and penalties related to unrecognized tax benefits.

        We file income tax returns in the United States and various state jurisdictions. The tax years 2015 through 2018 remain open to examination in the United States, and the tax years 2014 through 2018 remain open to examination in Texas and most other state jurisdictions. The 2017 through 2018 tax years remain open to examination in foreign jurisdictions.

7. STOCK-BASED COMPENSATION

Stock-based Compensation Plans

        In October 2018, the Board adopted the 2018 Plan and ceased granting awards under the 2012 Plan. The 2018 Plan became effective with the completion of our IPO. Any remaining shares available for issuance under the 2012 Plan as of our IPO effectiveness date are not available for future issuance. However, shares subject to stock awards granted under the 2012 Plan (a) that expire or terminate without being exercised, (b) that are forfeited under an award, or (c) that are transferred, surrendered, or relinquished upon the payment of any exercise price by the transfer to us of our common stock or upon satisfaction of any withholding amount, return to the 2018 Plan share reserve for future grant.

        Subject to adjustments as described above, the 2018 Plan provides for up to 4.8 million shares of authorized stock to be awarded as stock options, appreciation rights, restricted stock, RSUs, performance shares, performance units, cash incentive awards, and certain other awards based on or related to shares of our common stock. The 2012 Plan provided for up to 8.8 million shares of authorized stock to be awarded as either stock options or RSUs.

        We recognized non-cash stock-based compensation expense of $13.2 million, $13.4 million, and $118.4 million for fiscal 2018, fiscal 2017, and fiscal 2016, respectively.

        As of December 29, 2018, total unrecognized stock-based compensation expense for unvested options was $12.2 million and will be recognized over the next four years. As of December 29, 2018, total unrecognized stock-based compensation expense for unvested performance-based RSUs was $42.7 million, which will be recognized upon consummation of a change in control. In addition, as of December 29, 2018, total unrecognized stock-based compensation expense for unvested RSUs and deferred stock units ("DSUs") was $0.1 million and $0.2 million, respectively, which will be recognized immediately prior to the first annual meeting of our stockholders at which directors are elected, subject to the non-employee director's continued service through the applicable vesting date. However, both awards of RSUs and DSUs are subject to accelerated vesting in the event the non-employee director dies or becomes disabled or in the event of a change in control.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. STOCK-BASED COMPENSATION (Continued)

Stock-Based Compensation Awards

  Stock Options

        In March 2016, the unvested options outstanding under the 2012 Plan were modified to convert performance-based options to time-based options, and to change the vesting period for time-based options. All options under the 2012 Plan now generally vest over a three-year period through July 2019 and expire 10 years from the date of grant. In connection with the Special Dividend and pursuant to an anti-dilution provision in the 2012 Plan, we have been paying the Options Dividend to holders of unvested options as of May 17, 2016. See Note 2 for further discussion.

        In connection with the modifications, the incremental fair value of each option was calculated at the date of the modification. This was achieved by calculating the fair value of each option immediately before and after the modification. For any option where the new fair value immediately after the modification was lower than the fair value immediately prior to the modification, no change was made to the original fair value. For those options where the fair value increased as a result of the modification, this incremental compensation cost will be recognized over the remaining requisite service period. As a result of the contingent nature of the performance-based options, no compensation expense had been recorded prior to their modification, resulting in a significant increase in stock-based compensation expense for fiscal 2016, primarily due to four employees' awards that were accelerated so that a portion of their options vested immediately. The accelerated vesting of these options resulted in a one-time non-cash charge of approximately $104.4 million in fiscal 2016.

        In October 2018, in connection with the IPO, we granted time-based stock options to senior executives under the 2018 Plan. The stock options vest in substantially equal installments on the anniversary of the grant date over a four-year period through October 2022 and expire 10 years from the date of grant.

  Stock Options Fair Value

        The exercise price of options granted under the 2012 Plan and 2018 Plan is equal to the estimated fair market value of our common stock at the date of grant. Before our IPO in October 2018, we estimated the fair value of our common stock based on the appraisals performed by an independent valuation specialist. Subsequent to our IPO, we began using the market closing price for our common stock as reported on the New York Stock Exchange.

        We estimate the fair value of stock options on the date of grant using a Black-Scholes option-pricing valuation model, which uses the expected option term, stock price volatility, and the risk-free interest rate. The expected option term assumption reflects the period for which we believe the option will remain outstanding. We elected to use the simplified method to determine the expected option term, which is the average of the options' vesting and contractual terms. Our computation of expected volatility is based on the historical volatility of selected comparable publicly-traded companies over a period equal to the expected term of the option. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar instrument with the same expected term in effect at the time of the grant.

        The weighted-average grant date fair value per option granted during fiscal 2018, fiscal 2017, and fiscal 2016 was $7.22, $10.84, and $20.84, respectively. These amounts included previously classified

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. STOCK-BASED COMPENSATION (Continued)

performance-vested stock options that were modified in March 2016. The following assumptions were utilized to calculate the fair value of stock options granted during the periods indicated below:

	Fiscal
	2018	2017	2016
Expected option term	6 years	5 - 6 years	6 years
Expected stock price volatility	35%	30%	30% - 35%
Risk-free interest rate	2.99%	2.05% - 2.18%	1.31% - 1.57%
Expected dividend yield	—%	—%	—%

        A summary of the stock options is as follows for the periods indicated (in thousands, except per share data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance, December 31, 2015	5,488	$1.27	7.41
Granted	166	50.80
Exercised	(1,564)	0.38
Forfeited/cancelled	(592)	0.73
Expired	—	—

Balance, December 31, 2016	3,498	$4.10	5.99
Granted	77	53.51
Exercised	(156)	0.65
Forfeited/cancelled	(529)	5.71
Expired	(6)	46.63

Balance, December 30, 2017	2,884	$5.22	6.10
Granted	761	18.00
Exercised	(560)	0.47
Forfeited/cancelled	(172)	47.91
Expired	(24)	53.55

Balance, December 29, 2018	2,889	$6.56	6.48	$23,844

Exercisable, December 29, 2018	1,733	$2.36	5.11	$21,596

        The total intrinsic value of stock options exercised was $10.0 million, $5.5 million, and $82.4 million for fiscal 2018, fiscal 2017, and fiscal 2016, respectively. The total fair value of stock options vested was $15.2 million, $17.7 million, and $105.7 million for fiscal 2018, fiscal 2017, and fiscal 2016, respectively.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. STOCK-BASED COMPENSATION (Continued)

        The following is a summary of our non-vested stock options for the periods indicated (in thousands, except per share data):

	Shares Under Outstanding Options	Weighted Average Grant Date Fair Value
Non-vested options at January 1, 2018	1,433	$20.02
Granted	761	7.22
Forfeited(1)	(141)	17.83
Vested	(898)	16.94

Non-vested options at December 29, 2018	1,155	$14.25

(1)
Amount does not include 31,095 of vested stock options cancelled in June 2018.

  Performance-Based Restricted Stock Units

        During fiscal 2018, our Board of Directors approved the grant of performance-based RSUs to various employees under the 2012 Plan. The performance-based RSUs vest upon the occurrence of a change in control and the achievement of certain Adjusted EBITDA targets for calendar years 2018 and 2019 subject to the grantee's continued employment through the date of such change in control, provided that if a change in control occurs prior to the date on which our Board of Directors certifies that the applicable Adjusted EBITDA target has been achieved, all RSUs that have not already been forfeited will become nonforfeitable and shares of our common stock will be delivered to the applicable grantee within 30 days of the RSUs becoming nonforfeitable. Certain awards also provide for a portion of the RSUs granted thereunder to become nonforfeitable upon the occurrence of a change in control regardless of any performance targets, subject to the grantee's continued employment through the date of such change in control. During fiscal 2018, 385,241 of those RSUs were granted as replacement awards in exchange for 104,411 out-of-the-money stock options, which were cancelled. The concurrent cancellation and replacement was a modification for accounting purposes. GAAP requires continued recognition of the cancelled awards' fair value plus the recognition of the new awards' fair value for any awards likely to vest. Any incremental compensation cost resulting from the modification will not be recognized prior to the consummation of a change in control as GAAP deems satisfaction of a change in control contingency to be unlikely.

  Non-Employee Director Restricted Stock Units and Deferred Stock Units

        Two non-employee directors serving on the Board of Directors were granted 6,666 RSUs under the 2018 Plan, per their respective compensation arrangements, with the awards granted on the date our common stock commenced trading on the NYSE, or October 25, 2018. These non-employee directors were also granted an aggregate of 13,388 DSUs, as a result of their elections to receive DSUs in lieu of RSUs and/or to defer all or a portion of their annual cash retainer, committee membership or chair fees into DSUs. The DSUs were also granted on the date our common stock commenced trading on the NYSE, or October 25, 2018. The RSU and DSU awards will vest in full in one installment on the earlier of (a) the first anniversary of the date of grant or (b) immediately prior to the first annual meeting of our stockholders at which directors are elected, subject to the non-employee director's continued service through the applicable vesting date. However, both awards of RSUs and DSUs are subject to accelerated

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. STOCK-BASED COMPENSATION (Continued)

vesting in the event the non-employee director dies or becomes disabled or in the event of a change in control. With respect to each award of RSUs and DSUs, from the date of grant until the RSUs or DSUs, as applicable, become nonforfeitable and are paid to the non-employee director (which, in the case of DSUs, will be at the time specified in the applicable deferral election), non-employee directors will accrue dividend equivalents on the number of shares subject to such award as, if and when dividends are paid on shares of our common stock. The definitive terms regarding any RSUs and DSUs will be set forth in the applicable award agreement. For DSUs, the non-employee director will complete a deferral election form specifying the date of payment of any vested DSUs, which shall be the earlier of a date specified by such non-employee director or the six-month anniversary of the cessation of such non-employee director's service on our Board of Directors. For both the RSUs and DSUs granted to non-employee directors, the expense is amortized through the first annual meeting of our stockholders at which directors are elected, as this is more likely to occur before the first anniversary of the date of grant.

        The fair value of the RSUs is based on the closing price of our common stock on the award date. No RSUs were granted prior to 2018. A summary of the performance-based RSUs, RSUs, and DSUs is as follows for the periods indicated (in thousands, except per share data):

	Performance-Based Restricted Stock Units		Restricted Stock Units		Deferred Stock Units
	Number of RSUs	Weighted Average Grant Date Fair Value	Number of RSUs	Weighted Average Grant Date Fair Value	Number of DSUs	Weighted Average Grant Date Fair Value
Balance, December 30, 2017	—	$—	—	$—	—	$—
Granted	1,426	31.74	7	17.00	13	17.00
Vested	—	—	—	—	—	—
Forfeited/cancelled	(15)	31.74	—	—	—	—

Balance, December 29, 2018	1,411	$31.74	7	$17.00	13	$17.00

8. ACQUISITION

        In May 2017, we acquired substantially all of the assets of Rambler On, at the time our exclusive drinkware customization partner, for $6.0 million in addition to assuming certain enumerated liabilities of Rambler On ("Rambler On Acquisition"). We paid the consideration for the Rambler On Acquisition by making total cash payments of $2.9 million and by issuing a promissory note to Rambler On for a principal amount of $3.0 million with a two-year term and bearing interest at 5% per annum, payable in two equal installments on May 16, 2018 and May 16, 2019. Additionally, all of the outstanding notes between YETI and Rambler On prior to the Rambler On Acquisition were forgiven. See Notes 5 and 9 for additional information on the Rambler On promissory note.

        Prior to the Rambler On Acquisition, we did not have any ownership interest in Rambler On. In August 2016, we concluded that Rambler On was a VIE of which we were the primary beneficiary. In making this conclusion, we evaluated the activities that significantly impacted the economics of the VIE, including a number of secured promissory notes owed to us from Rambler On and the determination that Rambler On did not have sufficient resources to finance its activities without additional support from us. We consolidated Rambler On due to our conclusion that Rambler On was a VIE of which we are the primary beneficiary.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. RELATED-PARTY AGREEMENTS

        In 2012, we entered into a management services agreement with Cortec Group Fund V, L.P., and its affiliates, ("Cortec"), our majority stockholder, that provides for a management fee to be based on 1.0% of total sales not to exceed $750,000 annually plus certain out-of-pocket expenses. During each of fiscal 2018, fiscal 2017, and fiscal 2016, we incurred fees and out-of-pocket expenses under this agreement of $0.8 million which were included in selling, general and administrative expenses within our consolidated statements of operations. This agreement was terminated in connection with our IPO and no further payments are due to Cortec.

        We lease warehouse and office facilities under various operating leases. One warehouse facility is leased from an entity owned by our founders, brothers Roy and Ryan Seiders. The warehouse facility lease, which is month-to-month and can be cancelled upon 30 days' written notice, requires monthly payments of $8,700 and is included in selling, general and administrative expenses within our consolidated statements of operations.

        In April 2016, we entered into an agreement with a minority stockholder (less than 1%), to provide strategic and financial advisory services for a fee of $3.0 million. The term of the agreement was fifteen months and the fee was due upon the consummation of a merger, sale, IPO, or other transaction. In 2016, we accrued the full amount payable under the agreement of $3.0 million in accrued liabilities, and subsequently reversed the full amount in August 2017 when the agreement term ended. No amounts were paid in fiscal 2016 or fiscal 2017. In July 2018, we entered into an agreement with the same minority stockholder, to provide strategic and financial advisory services for a fee of $2.0 million. The term of the agreement was the earlier of twelve months of the date of an IPO or similar sale of equity. Following our IPO, we paid the minority stockholder $2.0 million.

        In connection with the Rambler On Acquisition in 2017, we issued a promissory note to Rambler On for a principal amount of $3.0 million with a two-year term and bearing interest at 5% per annum, payable in two equal installments on May 16, 2018 and May 16, 2019. Subsequent to the Rambler On Acquisition, the sole owner of Rambler On became a Company employee. As of December 29, 2018, the outstanding principal balance of the promissory note was $1.5 million.

10. COMMITMENTS AND CONTINGENCIES

        We lease office facilities, retail locations, and warehouses for our operations under non-cancelable operating leases. Total future minimum lease payments and commitments under non-cancelable agreements at December 29, 2018 were as follows (in thousands):

		Fiscal
	Total	2019	2020	2021	2022	2023	Thereafter
Operating leases	$46,259	$4,670	$5,024	$4,405	$4,486	$4,627	$23,047
Other noncancelable agreements(1)	45,498	15,345	14,298	10,961	2,497	2,397	—

	$91,757	$20,015	$19,322	$15,366	$6,983	$7,024	$23,047

(1)
We have entered into commitments for service and maintenance agreements related to our management information systems, distribution contracts, advertising, sponsorships, and licensing agreements.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. COMMITMENTS AND CONTINGENCIES (Continued)

        Minimum lease payments have been reduced by minimum sublease rentals of $7.5 million due in the future under non-cancelable subleases.

        Rent expense for fiscal 2018, fiscal 2017, and fiscal 2016 was $4.3 million, $4.9 million, and $1.6 million, respectively. We received $0.4 million in sublease income for fiscal 2018. We did not receive any sublease income for fiscal 2017 or fiscal 2016.

        As we are unable to reasonably predict the timing of settlement of liabilities related to unrecognized tax benefits and other noncurrent tax liabilities, the table above does not include $3.3 million, net, of such liabilities on our consolidated balance sheet as of December 29, 2018.

        We are involved in various claims and legal proceedings, some of which are covered by insurance. We believe that the existing claims and proceedings, and the probability of losses relating to such contingencies, will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

11. BENEFIT PLAN

        We provide a 401(k)-defined contribution plan covering substantially all our employees, which allows for employee contributions and provides for an employer match. Our contributions totaled approximately $1.0 million, $0.7 million, and $0.4 million for fiscal 2018, fiscal 2017, and fiscal 2016, respectively.

12. CONCENTRATIONS OF RISK AND GEOGRAPHIC INFORMATION

Concentration of Risk

        For fiscal 2018, fiscal 2017, and fiscal 2016, our largest single customer represented approximately 16%, 14%, and 10% of gross sales, respectively. In fiscal 2018, one other customer accounted for 10% of gross sales. No other customer accounted for more than 10% of gross sales in fiscal 2017 or fiscal 2016.

        We are exposed to risk due to our concentration of business activity with certain third-party contract manufacturers of our products. For our hard coolers, our two largest manufacturers comprised approximately 91% of our production volume during fiscal 2018. For our soft coolers, our two largest manufacturers comprised approximately 99% of our production volume in fiscal 2018. For our Drinkware products, our two largest manufacturers comprised approximately 89% of our production volume during fiscal 2018. For our bags, we have two manufacturers, and the largest manufacturer comprised approximately 71% of our production volume during fiscal 2018. For our cargo, outdoor living, and pets products, one manufacturer accounted for all of the production of each product in fiscal 2018.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. CONCENTRATIONS OF RISK AND GEOGRAPHIC INFORMATION (Continued)

Geographic Information

        Net sales by geographical region, based on ship to destination, was as follows as of the dates indicated (in thousands):

	Fiscal Year Ended
	December 29, 2018	December 30, 2017	December 31, 2016
United States	$761,880	$635,195	$818,914
International	16,953	4,044	—

Total net sales	$778,833	$639,239	$818,914

        Property and equipment, net by geographical region was as follows as of the dates indicated (in thousands):

	December 29, 2018	December 30, 2017
United States	$65,831	$64,842
International	8,266	8,941

Property and equipment, net	$74,097	$73,783

13. SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

        Supplemental cash flow information was as follows for the periods indication (in thousands):

	Fiscal Year Ended
	December 29, 2018	December 30, 2017	December 31, 2016
Interest paid	$28,504	$29,879	$19,634

Income taxes paid	16,347	20,640	25,292

        Liabilities related to property and equipment outstanding at fiscal 2018 and fiscal 2017 of $1.3 million and $0.9 million respectively, are not included in "Purchases of property and equipment" within the consolidated statement of cash flows. Non-cash financing activities during fiscal 2018, fiscal 2017, and fiscal 2016 consisted of accrued dividends payable on unvested options, which were $1.7 million, $2.2 million, and $1.7 million, respectively.

YETI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

        Summarized quarterly financial data for the periods indicated is set forth below (in thousands, except per unit amounts). Quarterly results were influenced by seasonal and other factors inherent in our business.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal 2018
Net sales	$135,257	$206,288	$196,109	$241,179	$778,833
Gross profit	57,189	100,570	97,541	127,828	383,128
Net income	(3,261)	18,825	17,030	25,169	57,763
Net income per share—basic	$(0.04)	$0.23	$0.21	$0.30	$0.71
Net income per share—diluted	$(0.04)	$0.23	$0.21	$0.30	$0.69
Fiscal 2017
Net sales	$105,701	$148,407	$183,032	$202,099	$639,239
Gross profit	46,255	73,031	82,192	93,123	294,601
Net income	(6,897)	7,053	11,271	3,974	15,401
Net income per share—basic	$(0.08)	$0.09	$0.14	$0.05	$0.19
Net income per share—diluted	$(0.08)	$0.09	$0.14	$0.05	$0.19

15. SUBSEQUENT EVENTS

        On February 15, 2019, we granted of 540,952 stock options and 280,196 RSUs to various employees and senior executives pursuant to the 2018 Plan. Both the stock options and RSUs vest in accordance with the following schedule: (a) one-third will vest on the first anniversary of the grant date, and (b) an additional one-sixth will vest on the first four six-month anniversaries of the initial vesting date.

        On March 14, 2019, we entered into purchase agreements with a European outdoor retailer to acquire the intellectual property rights related to the YETI brand across several jurisdictions, primarily in Europe and Asia, for approximately $9.1 million. The intellectual property rights include trademark registrations and applications for YETI formative trademarks for goods and services as well as domain names that include the YETI trademark.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the sale and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc.

Amount to be paid
SEC registration fee	$49,110
FINRA filing fee	57,253
Transfer agent's fees and expenses	5,700
Printing expenses	75,000
Legal fees and expenses	600,000
Accounting fees and expenses	100,000
Miscellaneous expenses	100,000

Total	$987,063

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with specified actions, suits, and proceedings, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

        Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for: (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction from which they derived an improper personal benefit. In addition, our amended and restated certificate of incorporation provides that we (i) will indemnify any person made, or threatened to be made, a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise and (ii) must advance expenses paid or incurred by a director, or that such director determines are reasonably likely to be paid or incurred by him or her, in advance of the final disposition of any action, suit, or proceeding upon request by him or her.

        Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

        We have entered into indemnification agreements with our directors, executive officers and certain other officers and agents pursuant to which they are provided indemnification rights that are broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our directors, executive officers, and certain other officers and agents against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors, executive officers, and certain other officers and agents in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve on our behalf.

        The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we enter into with our directors, executive officers, and certain other officers and agents may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, executive officers, and certain other officers and agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made for breach of fiduciary duty or other wrongful acts as a director or executive officer and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. We have also entered into additional and enhanced insurance arrangements to provide coverage to our directors and executive officers against loss arising from claims relating to public securities matters.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

        The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors, and employees for certain liabilities arising under the Securities Act or otherwise.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

        In the three years preceding the filing of this registration statement, we have not issued any securities in a transaction that was not registered under the Securities Act, other than the following.

Stock Plan-Related Issuances

        From January 1, 2016 through our IPO, the Registrant granted to its directors, employees, consultants, and other service providers options to purchase an aggregate of 242,170 shares of common stock under the Registrant's 2012 Plan at exercise prices ranging from $20.56 to $57.06 per share, for an aggregate exercise price of approximately $12.51 million. Of the options granted during that time period, options to purchase an aggregate of 235,818 shares of common stock under the Registrant's 2012 Plan had been forfeited as of October 31, 2019, of which options to purchase an aggregate of 104,411 shares of common stock were forfeited in connection with grants of restricted stock units (discussed below). As a result, of the options granted under the Registrant's 2012 Plan during the period from January 1, 2016 through our IPO, there were outstanding as of October 31, 2019, options to purchase an aggregate of 6,352 shares of common stock, with an aggregate exercise price of approximately $0.13 million.

        In addition, during the period from January 1, 2016 through our IPO, the Registrant granted to its directors, employees, consultants, and other service providers restricted stock units representing the right to receive an aggregate of 1,425,903 shares of common stock under the Registrant's 2012 Plan, of which 1,284,156 were outstanding as of October 31, 2019.

        Note that since our IPO, no shares of common stock have been available for issuance pursuant to new awards under the 2012 Plan.

        From January 1, 2016 through our IPO, the Registrant issued and sold to its directors, employees, consultants, and other service providers an aggregate of 2,032,472 shares of common stock (net of the cancellation of shares that would have otherwise been issuable but were withheld instead to satisfy payment of the exercise price and applicable tax withholding) upon the exercise of options under the 2012 Plan at exercise prices ranging from $0.38 to $4.79 per share (on a post-stock split, post 2016 dividend and post-reverse stock split basis), for an aggregate purchase price of approximately $0.96 million (on a post-stock split, post 2016 dividend and post-reverse stock split basis), paid in the form of cash or withheld shares of common stock.

        The issuances of options, shares upon the exercise of options, and restricted stock units described above were deemed exempt from registration under Section 4(a)(2) of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(a)(2) of the Securities Act intended to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Promissory Note

        On May 16, 2017, the Registrant acquired substantially all of the assets and liabilities of Rambler On, at the time the Registrant's exclusive drinkware customization partner, for $6.0 million, or the Acquisition. In connection with the Acquisition, the Registrant issued, among other consideration, a promissory note bearing interest at 5.0% per annum. The promissory note was for an aggregate principal amount of $3.0 million and had a two-year term, with $1.5 million due on each of May 16, 2018 and May 16, 2019, respectively. The issuance of the promissory note was deemed exempt from registration under Section 4(a)(2) of the Securities Act. The promissory note was a restricted security for purposes of the Securities Act. In May 2019, we repaid in full the $1.5 million remaining principal amount on the unsecured promissory note to Rambler On, and $0.1 million of accrued interest outstanding, using cash on hand.

Item 16.    Exhibits and Financial Statement Schedules.

        The exhibits and financial statement schedules filed as part of this registration statement are as follows:

  (a)
  Exhibits

Exhibit Number		Exhibit Description
1.1		Form of Underwriting Agreement

3.1		Amended and Restated Certificate of Incorporation of YETI Holdings, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K on October 26, 2018 and incorporated herein by reference)

3.2		Amended and Restated Bylaws of YETI Holdings, Inc. (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K on October 26, 2018 and incorporated herein by reference)

4.1		Form of Stockholders Agreement, by and among YETI Holdings, Inc., Cortec Management V, LLC, as managing general partner of Cortec Group Fund V, L.P., and certain holders of YETI Holdings, Inc. capital stock party thereto (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

4.2		Form of Registration Rights Agreement, by and among YETI Holdings, Inc., Cortec Group Fund V, L.P. and certain holders of YETI Holdings, Inc. capital stock party thereto (filed as Exhibit 4.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on October 15, 2018 and incorporated herein by reference)

4.3		Amendment No. 1 to Registration Rights Agreement, dated May 6, 2019, by and among YETI Holdings, Inc., Cortec Group Fund V, L.P. and certain holders of YETI Holdings, Inc. capital stock party thereto (filed as Exhibit 10.17 to the Company's Registration Statement on Form S-1 (Registration No. 333-231240) on May 6, 2019 and incorporated herein by reference)

5.1		Opinion of Jones Day

10.1	+	Amended and Restated Employment Agreement, dated as of October 9, 2018, by and between YETI Coolers, LLC and Matthew J. Reintjes (filed as Exhibit 10.3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on October 15, 2018 and incorporated herein by reference)

10.2	+	YETI Holdings, Inc. 2012 Equity and Performance Incentive Plan (Amended and Restated June 20, 2018) (filed as Exhibit 10.9 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.3	+	Form of Option Adjustment Letter, dated as of May 19, 2016 (filed as Exhibit 10.14 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.4	+	Form of Restricted Stock Unit Agreement under the YETI Holdings, Inc. 2012 Equity and Performance Incentive Plan (Amended and Restated June 20, 2018) (filed as Exhibit 10.15 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

Exhibit Number		Exhibit Description
10.5	+	YETI Coolers, LLC Senior Leadership Severance Benefits Plan (filed as Exhibit 10.16 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.6	+	YETI Holdings, Inc. 2018 Equity and Incentive Compensation Plan (filed as Exhibit 10.17 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.7	+	Form of Non-Employee Director Restricted Stock Unit Agreement under the 2018 Equity and Incentive Compensation Plan (filed as Exhibit 10.18 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.8	+	Form of Non-Employee Director Deferred Stock Unit Agreement under the 2018 Equity and Incentive Compensation Plan (filed as Exhibit 10.19 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.9	+	Form of Nonqualified Stock Option Agreement under the 2018 Equity and Incentive Compensation Plan (filed as Exhibit 10.20 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on October 15, 2018 and incorporated herein by reference)

10.10	+	YETI Holdings, Inc. Non-Employee Director Compensation Policy (filed as Exhibit 10.20 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.11	+	Form of Indemnification Agreement by and between the Company and each of its directors and executive officers (filed as Exhibit 10.21 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.12		Credit Agreement, dated as of May 19, 2016, by and among YETI Holdings, Inc., the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (filed as Exhibit 10.22 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.13		First Amendment to Credit Agreement, dated as of July 17, 2017, by and among YETI Holdings, Inc., the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (filed as Exhibit 10.23 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.14		Advisory Agreement, dated as of June 15, 2012, by and between YETI Coolers, LLC and Cortec Management V, LLC (filed as Exhibit 10.24 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

10.15		Form of Agreement Relating to Termination of Advisory Agreement, by and between YETI Coolers, LLC and Cortec Management V, LLC (filed as Exhibit 10.26 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on October 15, 2018 and incorporated herein by reference)

Exhibit Number	Exhibit Description
10.16	Form of Supply Agreement (filed as Exhibit 10.26 to the Company's Registration Statement on Form S-1 (Registration No. 333-227578) on September 27, 2018 and incorporated herein by reference)

21.1	Subsidiaries of YETI Holdings, Inc.

23.1	Consent of Jones Day (included in Exhibit 5.1)

23.2	Consent of Grant Thornton LLP

24.1	Power of Attorney (included on signature page hereto)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

+
Indicates a management contract or compensation plan or arrangement.
  (b)
  Financial Statement Schedules

        All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto. See the Index to Financial Statements included on page F-1 for a list of the financial statements and schedules included in this registration statement.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or

    497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on November 4, 2019.

YETI HOLDINGS, INC.
By:	/s/ MATTHEW J. REINTJES Matthew J. Reintjes President and Chief Executive Officer

POWER OF ATTORNEY

        Know all men by these presents, that each of the undersigned directors and officers of the registrant hereby constitutes and appoints each of Matthew J. Reintjes and Paul C. Carbone with full power of substitution and resubstitution, as the true and lawful attorney-in-fact or attorneys-in-fact of the undersigned to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ MATTHEW J. REINTJES Matthew J. Reintjes	President and Chief Executive Officer, Director (Principal Executive Officer)	November 4, 2019
/s/ PAUL C. CARBONE Paul C. Carbone	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 4, 2019
/s/ DAVID L. SCHNADIG David L. Schnadig	Chair of the Board and Director	November 4, 2019
/s/ MARY LOU KELLEY Mary Lou Kelley	Director	November 4, 2019
/s/ JEFFREY A. LIPSITZ Jeffrey A. Lipsitz	Director	November 4, 2019

Name	Title	Date

/s/ DUSTAN E. MCCOY Dustan E. McCoy	Director	November 4, 2019
/s/ MICHAEL E. NAJJAR Michael E. Najjar	Director	November 4, 2019
/s/ ROY J. SEIDERS Roy J. Seiders	Director	November 4, 2019
/s/ ROBERT K. SHEARER Robert K. Shearer	Director	November 4, 2019